04024477

4/16

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Givaudan SA

*CURRENT ADDRESS Chemin de la Parfumerie, 5
CH - 1214 Vernier Switzerland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 5087 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT : 4/20/04

Information for
Register of Commerce

Code : A

REGISTRE DU COMMERCE DE GENÈVE

EXTRAIT DU REGISTRE
Report du 27 mai 1993

No réf. 01022/1929
N° féd. CH-660-0028929-4

Givaudan SA

Société anonyme inscrite le 05 août 1929

Réf.	Raison Sociale
1	~~Givaudan-Roure (International) SA~~
11	~~Givaudan-Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

Réf.	Siège
1	Vernier

Réf.	Adresse
1	chemin de la Parfumerie 5

Réf.	Dates des Statuts	Réf.	
1	27.02.1992	17	09.05.2000 10.05.2000
4	18.05.1994 (nouv. stat.)	21	02.05.2002
11	10.09.1997	24	11.04.2003
16	04.04.2000 (nouv. stat.)		

Réf.	But, Observations
1	But: ~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~
1	Administration: un ou plusieurs membres.
4	But: ~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~
6	But: fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Réf.	Organe de publication
1	FOSC
4	~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~
6	Communication aux actionnaires: lettre

éf.	Capital-actions		
	Nominal	Libéré	Actions
1	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~6'000 actions de CHF 1'000, au porteur.~~
6	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~600'000 actions de CHF 10, nominatives~~
7	~~CHF 86'256'270~~	~~CHF 86'256'270~~	~~8'625'627 actions de CHF 10, nominatives~~
1	~~CHF 87'256'270~~	~~CHF 87'256'270~~	~~8'725'627 actions de CHF 10, nominatives~~
4	CHF 80'000'000	CHF 80'000'000	8'000'000 actions de CHF 10, nominatives

	Apports en nature, reprises de biens, avantages particuliers
1	Apport en nature et reprise de biens: selon contrat du 02.05.2002, 50 actions nominatives d'une valeur nominale de CHF 1'000 de la société Food ingredients specialities SA, à Villars-sur-Glâne, pour le prix global de CHF 83'345'000, en contrepartie d'une partie duquel sont remises 100'000 actions de CHF 10, nominatives, une partie du solde à savoir CHF 49'000'000 constituant un agio, l'autre partie du solde à savoir CHF 33'345'000 faisant l'objet de la reprise de biens.

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
cr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	~~Barrelet Charles E., de Boveresse, à Céligny~~	~~adm. président~~	~~signature collective à 2~~
1		m 13	~~Amic Jean F., de France, à Paris, F~~	~~adm. délégué directeur général~~	~~signature collective à 2~~
1		5	~~Froidevaux Jean-Claude, de Muriaux, à Satigny~~	~~adm. délégué directeur général adjoint~~	~~signature collective à 2~~
1		15	~~Gerber Fritz, de Röthenbach im Emmental, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
1		10	~~Höchli Oskar, de Klingnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		m 6	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		2	~~"Price Waterhouse SA", succursale à Genève~~	~~réviseur~~	
1		12	~~Abderhalden Hans, de Mogelsberg, à Jona~~	~~directeur~~	~~signature collective à 2~~
1		10	~~Muller Peter M., de Winterthour, à Therwil~~	~~directeur~~	~~signature collective à 2~~
1		9	~~Thalmann Jean-Nicolas, de Fribourg, à Confignon~~	~~directeur~~	~~signature collective à 2~~
1		3	~~Margot Charles-André, de Sainte-Croix, à Genève~~	~~directeur adjoint~~	~~signature collective à 2~~
1		m 18	~~de Rougemont C. Pascal, de Neuchâtel, à Genève~~	~~sous-directeur~~	~~signature collective à 2~~
1		6	~~Duffey Michel, de Hauteville, à Chéserex~~	~~sous-directeur~~	~~signature collective à 2~~
1		10	~~Gay Paul Michel, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~Gonckel Adrien, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		3	~~Gounod Charles-Emmanuel, de France, à Divonne-les-Bains, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~Petitpierre Vincent, de Couvet, à Lausanne~~	~~sous-directeur~~	~~signature collective à 2~~
1		20	~~Avettand-Fenoel François, de France, à Genève~~		~~procuration collective à 2~~
1		6	~~Bozzato Giuliano, d'Italie, à Gy~~		~~procuration collective à 2~~
1		6	~~Dowse David, des USA, à Genève~~		~~procuration collective à 2~~
1		6	~~Dubuis Jean-Claude, de Corbeyrier, à Borex~~		~~procuration collective à 2~~
1		6	~~Oberhänsli Peter, de Küsnacht, à Genève~~		~~procuration collective à 2~~
1		6	~~Pittet Gilbert, d'Ormont-Dessous, à Coppet~~		~~procuration collective à 2~~
1		6	~~Sager Willy, de Gränichen, à Genève~~		~~procuration collective à 2~~
2		16	~~"Revisuisse Price Waterhouse SA", succursale de Genève~~	~~réviseur~~	
3		m 6	~~Andersen Hans, d'Allemagne, à Hamburg, D~~	~~directeur adjoint~~	~~signature collective à 2~~
5		15	~~Vock Othmar, de Zurich, à Itingen~~	~~adm.~~	~~signature collective à 2~~
	6	m 15	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm. président~~	~~signature collective à 2~~
	6	12	~~Andresen Hans, d'Allemagne, à Hamburg, D~~		~~signature collective à 2~~
6		m 8	~~Kälin Rita, de Zurich, à Genève~~		~~procuration collective à 2~~

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	**Nom et Prénoms, Origine, Domicile**	**Fonctions**	**Mode Signature**
7		10	~~De Falcis Nobile, d'Italie, à Bienne~~		~~procuration collective à 2~~
7		10	~~Ruether Franz-Josef, d'Allemagne, à Genève~~		~~procuration collective à 2~~
	8	m 19	~~Zellweger Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
10		m 19	~~Pieren Laurent, d'Adelboden, à Nyon~~	~~sous-directeur~~	~~signature collective à 2~~
	13	m 18	~~Amic Jean F., de France, à Paris, F~~	~~adm. vice-président~~	~~signature collective à 2~~
13		m 19	~~Garavagno Roberto, de Genève, à Genève~~		~~procuration collective à 2~~
14		20	~~Mussche Marie-Paul, de Belgique, à Genève~~	~~sous-directrice~~	~~signature collective à 2~~
15			Meier Henri B., de Buttisholz, à Bâle	adm. président	signature collective à 2
15			Hoffmann André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			Marthinsen John, des USA, à Boston, USA	adm.	signature collective à 2
15			Schierenbeck Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15			Witmer Jürg, de Langendorf, à Arlesheim	adm.	signature collective à 2
16			"PricewaterhouseCoopers SA", succursale de Genève	réviseur	
	18		Leuenberger Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18	22	~~Amic Jean F., de France, à Paris, F~~	~~adm.~~	~~signature collective à 2~~
	18	m 19	~~de Rougemont C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		de Rougemont C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
19			Bachmeier Bruce, des USA, à Genève		signature collective à 2
19		22	~~Büttler Martin, de Mümliswil-Ramiswil, à Lausen~~		~~signature collective à 2~~
	19		Garavagno Roberto, de Genève, à Genève		signature collective à 2
	19		Gonckel Adrien, de France, à Gex, F		signature collective à 2
19			Louis Vincent, de Gléresse, à Genève		signature collective à 2
	19		Petitpierre Vincent, de Couvet, à Lausanne		signature collective à 2
	19		Pieren Laurent, d'Adelboden, à Nyon		signature collective à 2
19			Stalder Marco, de Marbach, à Zollikon		signature collective à 2
19			Vock Othmar, de Zurich, à Itingen		signature collective à 2
19			Wirtz Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			Wullschleger Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		Zellweger Rita, de Zurich, à Genève		signature collective à 2
19			Zilliox Marie-Jean, de France, à Ornex, F		signature collective à 2
20			Frater Georg, de Greifensee, à Winterthur		procuration collective à 2
20			Sievert Claudia, d'Allemagne, à Dübendorf		procuration collective à 2
20			Simmons John, de Grande-Bretagne, à Zurich		procuration collective à 2
23			Bonjour Michel, de Lignières, à La Tour-de-Peilz	adm.	signature collective à 2
23			Siggen Christian, de Chalais, à Saint-Prex		signature collective à 2

Réf.	JOURNAL		PUBLICATION FOSC		Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**		**Numéro**	**Date**	**Date**	**Page**
1	4945	25.05.1993	14.06.1993	3083	2	8306	20.08.1993	06.09.1993	4684
3	3176	23.03.1994	06.04.1994	1834	4	5370	06.06.1994	21.06.1994	3468
5	6880	19.07.1994	03.08.1994	4343	6	8705	16.09.1994	03.10.1994	5457
7	4094	19.04.1995	01.05.1995	2394	8	1032	29.01.1997	12.02.1997	953
9	4846	20.05.1997	04.06.1997	3801	10	4931	22.05.1997	06.06.1997	3873
11	10603	06.10.1997	21.10.1997	7671	12	9653	27.08.1998	03.09.1998	6100
13	3541	30.03.1999	07.04.1999	2233	14	2283	23.02.2000	29.02.2000	1390
15	4761	26.04.2000	02.05.2000	2932	16	4906	02.05.2000	08.05.2000	3085

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
17	5348	12.05.2000	18.05.2000	3372
19	11939	08.11.2000	15.11.2000	7772
21	4704	03.05.2002	10.05.2002	8
23	1746	10.02.2003	14.02.2003	8

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
18	5817	25.05.2000	31.05.2000	3716
20	12688	20.11.2001	26.11.2001	9284
22	11418	29.10.2002	04.11.2002	6
24	7269	27.06.2003	03.07.2003	9

Genève, le 25 août 2003

Copie certifiée conforme

25 AOUT 2003

Le préposé
par délégation

Canton de Genève
Registre du Commerce

Fin de l'extrait

Givaudan SA
réduction de capital

Fosc du 23 avril 2003, page 36

Première publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA (Givaudan AG) (Givaudan Ltd), Vernier GE**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 87'256'270
3. *Nouvelle valeur nominale du capital-actions:* CHF 80'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 11.04.2003
6. *Echéance de préavis des créances:* **25.06.2003**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de M. Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 725'627 actions de CHF 10.- chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", succursale de Genève, du 7 avril 2003, il résulte que les prétentions des créanciers sont entièrement couvertes par le capital-actions réduit.

Etude de MMes Gampert & Demierre, notaires
1211 Genève 11

(00959062)

Fosc du 24 avril 2003, page 21

Deuxième publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA (Givaudan AG) (Givaudan Ltd), Vernier GE**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 87'256'270
3. *Nouvelle valeur nominale du capital-actions:* CHF 80'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 11.04.2003
6. *Echéance de préavis des créances:* **25.06.2003**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de M. Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 725'627 actions de CHF 10.- chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", succursale de Genève, du 7 avril 2003, il résulte que les prétentions des créanciers sont entièrement couvertes par le capital-actions réduit.

Etude de MMes Gampert & Demierre, notaires
1211 Genève 11

(00961270)

Fosc du 25 avril 2003, page 37

Troisième publication

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA (Givaudan AG) (Givaudan Ltd), Vernier GE**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 87'256'270
3. *Nouvelle valeur nominale du capital-actions:* CHF 80'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 11.04.2003
6. *Echéance de préavis des créances:* **25.06.2003**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de M. Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 725'627 actions de CHF 10.- chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", succursale de Genève, du 7 avril 2003, il résulte que les prétentions des créanciers sont entièrement couvertes par le capital-actions réduit.

Etude de MMes Gampert & Demierre, notaires
1211 Genève 11

(00964838)

ARTICLES OF INCORPORATION
OF
GIVAUDAN SA

Translation from the French original
27.06.2003

I. CORPORATE NAME, DOMICILE AND OBJECT

Article 1 Corporate name, domicile

1. Under the corporate name of

Givaudan SA
Givaudan AG
Givaudan Ltd,

there exists a corporation pursuant to art. 620 et seq. of the Swiss code of obligations (hereinafter « CO ») with domicile in Vernier (Canton of Geneva).

Article 2 Object

1. The purpose of the corporation is to :

   1. manufacture and trade in fragrance and flavour natural and synthetic raw materials or mixtures thereof as well as any other related products;

   2. provide services in connection with the use of such products;

   3. conduct technical and scientific research and development in connection with such products, the manufacture and use thereof and to acquire or file applications for and to exploit any trademarks, patents, licences, manufacturing processes and formulae.

2. The corporation may open branches and subsidiaries in Switzerland and abroad, and may acquire participations in other companies, either in Switzerland or abroad.

3. The corporation may acquire, hold and sell real estate.

4. The corporation may also engage in and carry out any commercial, financial or other activities which are related to the purpose of the corporation.

REGISTRE DU COMMERCE DE GENÈVE

EXTRAIT DU REGISTRE
Report du 27 mai 1993
No réf. 01022/1929
N° féd. CH-660-0028929-4

Givaudan SA

Société anonyme inscrite le 05 août 1929

Réf.	Raison Sociale
1	~~Givaudan-Roure (International) SA~~
11	~~Givaudan Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

Réf.	Siège
1	Vernier

Réf.	Adresse
1	chemin de la Parfumerie 5

Réf.	Dates des Statuts	Réf.	Dates des Statuts
1	27.02.1992	16	04.04.2000 (nouv. stat.)
4	18.05.1994 (nouv. stat.)	17	09.05.2000 10.05.2000
11	10.09.1997		

Réf.	But, Observations
1	But: ~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~
1	Administration: un ou plusieurs membres.
4	But: ~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~
16	But: fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Réf.	Organe de Publicité
1	FOSC
4	~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~
16	Communication aux actionnaires: lettre

Canton de Genève * Registre du Commerce

Réf.	Capital-actions		
	Nominal	Libéré	Actions
1	CHF 6'000'000,00	CHF 6'000'000,00	6'000 actions de CHF 1'000, au porteur.
16	CHF 6'000'000,00	CHF 6'000'000,00	600'000 actions de CHF 10, nominatives
17	CHF 86'256'270,00	CHF 86'256'270,00	8'625'627 actions de CHF 10, nominatives

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	Barrelet Charles E., de Boveresse, à Céligny	adm. président	signature collective à 2
1		m 13	Amic Jean F., de France, à Paris, F	adm. délégué directeur général	signature collective à 2
1		5	Froidevaux Jean Claude, de Muriaux, à Satigny	adm. délégué directeur général adjoint	signature collective à 2
1		15	Gerber Fritz, de Röthenbach im Emmental, à Arlesheim	adm.	signature collective à 2
1		10	Höchli Oskar, de Klingnau, à Riehen	adm.	signature collective à 2
1		m 6	Leuenberger Andres F., de Melchnau, à Riehen	adm.	signature collective à 2
1		2	"Price Waterhouse SA", succursale à Genève	réviseur	
1		12	Abderhalden Hans, de Mogelsberg, à Jona	directeur	signature collective à 2
1		10	Muller Peter M., de Winterthour, à Therwil	directeur	signature collective à 2
1		9	Thalmann Jean-Nicolas, de Fribourg, à Confignon	directeur	signature collective à 2
1		3	Margot Charles-André, de Sainte-Croix, à Genève	directeur adjoint	signature collective à 2
1		m 18	de Rougemont C. Pascal, de Neuchâtel, à Genève	sous-directeur	signature collective à 2
1		6	Duffey Michel, de Hauteville, à Chéserex	sous-directeur	signature collective à 2
1		10	Gay Paul Michel, de France, à Gex, F	sous-directeur	signature collective à 2
1		m 19	Gonckel Adrien, de France, à Gex, F	sous-directeur	signature collective à 2
1		3	Gounod Charles-Emmanuel, de France, à Divonne-les-Bains, F	sous-directeur	signature collective à 2
1		m 19	Petitpierre Vincent, de Couvet, à Lausanne	sous-directeur	signature collective à 2
1			Avettand-Fenoel François, de France, à Genève		procuration collective à 2
1		6	Bozzato Giuliano, d'Italie, à Gy		procuration collective à 2
1		6	Dowse David, des USA, à Genève		procuration collective à 2
1		6	Dubuis Jean-Claude, de Corbeyrier, à Borex		procuration collective à 2
1		6	Oberhänsli Peter, de Küsnacht, à Genève		procuration collective à 2
1		6	Pittet Gilbert, d'Ormont-Dessous, à Coppet		procuration collective à 2
1		6	Sager Willy, de Gränichen, à Genève		procuration collective à 2
2		16	"Revisuisse Price Waterhouse SA", succursale de Genève	réviseur	
3		m 6	Andersen Hans, d'Allemagne, à Hamburg, D	directeur adjoint	signature collective à 2
5		15	Vock Othmar, de Zurich, à Itingen	adm.	signature collective à 2
	6	m 15	Leuenberger Andres F., de Melchnau, à Riehen	adm. président	signature collective à 2
	6	12	Andresen Hans, d'Allemagne, à Hamburg, D		signature collective à 2
6		m 8	Kälin Rita, de Zurich, à Genève		procuration collective à 2
7		10	De Falcis Nobile, d'Italie, à Bienne		procuration collective à 2
7		10	Ruether Franz Josef, d'Allemagne, à Genève		procuration collective à 2
	8	m 19	Zellweger Rita, de Zurich, à Genève		procuration collective à 2
10		m 19	Pieren Laurent, d'Adelboden, à Nyon	sous-directeur	signature collective à 2
	13	m 18	Amic Jean F., de France, à Paris, F	adm. vice-président	signature collective à 2
13		m 19	Garavagno Roberto, de Genève, à Genève		procuration collective à 2
14			Mussche Marie-Paul, de Belgique, à Genève	sous-directrice	signature collective à 2

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
15			Meier Henri B., de Buttisholz, à Bâle	adm. président	signature collective à 2
15			Hoffmann André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			Marthinsen John, des USA, à Boston, USA	adm.	signature collective à 2
15			Schierenbeck Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15			Witmer Jürg, de Langendorf, à Arlesheim	adm.	signature collective à 2
16			"PricewaterhouseCoopers SA", succursale de Genève	réviseur	
	18		Leuenberger Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18		Amic Jean F., de France, à Paris, F	adm.	signature collective à 2
	18	m 19	~~de Rougemont C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		de Rougemont C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
19			Bachmeier Bruce, des USA, à Genève		signature collective à 2
19			Büttler Martin, de Mümliswil-Ramiswil, à Lausen		signature collective à 2
	19		Garavagno Roberto, de Genève, à Genève		signature collective à 2
	19		Gonckel Adrien, de France, à Gex, F		signature collective à 2
19			Louis Vincent, de Gléresse, à Genève		signature collective à 2
	19		Petitpierre Vincent, de Couvet, à Lausanne		signature collective à 2
	19		Pieren Laurent, d'Adelboden, à Nyon		signature collective à 2
19			Stalder Marco, de Marbach, à Zollikon		signature collective à 2
19			Vock Othmar, de Zurich, à Itingen		signature collective à 2
19			Wirtz Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			Wullschleger Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		Zellweger Rita, de Zurich, à Genève		signature collective à 2
19			Zilliox Marie-Jean, de France, à Ornex, F		signature collective à 2

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	Date	Date	Page
1	4945	25.05.1993	14.06.1993	3083
2	8306	20.08.1993	06.09.1993	4684
3	3176	23.03.1994	06.04.1994	1834
4	5370	06.06.1994	21.06.1994	3468
5	6880	19.07.1994	03.08.1994	4343
6	8705	16.09.1994	03.10.1994	5457
7	4094	19.04.1995	01.05.1995	2394
8	1032	29.01.1997	12.02.1997	953
9	4846	20.05.1997	04.06.1997	3801
10	4931	22.05.1997	06.06.1997	3873

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	Date	Date	Page
11	10603	06.10.1997	21.10.1997	7671
12	9653	27.08.1998	03.09.1998	6100
13	3541	30.03.1999	07.04.1999	2233
14	2283	23.02.2000	29.02.2000	1390
15	4761	26.04.2000	02.05.2000	2932
16	4906	02.05.2000	08.05.2000	3085
17	5348	12.05.2000	18.05.2000	3372
18	5817	25.05.2000	31.05.2000	3716
19	11939	08.11.2000	15.11.2000	7772

Genève, le 23 Avril 2001

23 AVR. 2001

Le préposé
~~par délégation~~

Canton de Genève * Commerce

Fin de l'extrait

II. SHARE CAPITAL

Article 3 Share capital

1. The share capital of the corporation amounts to CHF 80,000,000 and is divided into 8,000,000 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in.

2. The shareholders meeting may at any time convert registered shares into bearer shares or bearer shares into registered shares through an amendment to the articles of incorporation.

Article 3b Conditional share capital

1. The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 10,000,000 through the issuance of a maximum of 1,000,000 registered shares with a par value of CHF 10 per share, which shall be fully paid-in,

   a) *up to an amount of CHF 9,000,000 through the exercise of option or conversion rights granted in connection with bond issues of the corporation or of affiliates of the corporation ;*

   b) up to an amount of CHF 1,000,000 through the exercise of option rights granted to the employees of the corporation or of affiliates of the corporation and/or the members of the board of directors.

2. The subscription rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of such shares are subject to the restrictions set forth in art. 5 and 11.

3. In the case of convertible bond or warrant issues, the right of the shareholders to subscribe in priority can be excluded entirely or in part through a resolution of the board of directors for the purpose of (1) financing the acquisition of undertakings, parts of undertakings or shareholdings by the corporation, or (2) issuing the convertible bonds or warrants on the international capital market.

4. To the extent that the right to subscribe in priority is excluded, (1) the bonds or warrants shall be offered to the public at market conditions, (2) the deadline for the exercise of the option rights shall be set at not more than 6 years and the deadline for conversion rights at not more than 15 years starting from the time of the bond or warrant issue and (3) the price for the exercise of the option or for the conversion in respect of the new shares shall be set at a level corresponding at least to the market conditions at the time of the bond or warrant issue.

Article 3c Contribution in kind and acquisition of assets

1. According to the terms of the contract contribution in kind of 2 May 2002, the company will receive from Nestlé SA, Vevey, 50 registered shares of the company Food ingredients specialities S.A., Villars-sur-Glâne, with a nominal value of CHF 1,000 each, for a total price of CHF 83,345,000. In exchange, the company will issue 100,000 registered shares with a nominal value of CHF 10 each, with an exchange premium of CHF 49,000,000, and the remaining CHF 33,345,000 will be made up by an acquisition of assets, for which the company will give 66,690 of its own registered shares.

Article 4 Documentary evidence of shares

1. The corporation may issue share certificates for any number of shares.

2. The corporation is entitled, but not obliged to issue share certificates at any time (for individual shares or several shares) and, with the consent of the owner of the shares, to cancel without replacement issued certificates which have been delivered to the corporation. The shareholder may at any time request the corporation to issue at no cost a document certifying the ownership of his shares. The shareholder however has no right to be issued a share certificate.

3. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be transferred through a cession. To be valid, the cession must be notified to the corporation. The right to the certificate goes to the acquirer when the cession is validly executed even if the corporation has not given its consent. The corporation may notify the cession to the bank at which the shares assigned are administered.

4. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be pledged through a written pledge agreement to the benefit of the bank at which the shares are administered. A notification to the corporation is not required.

Article 5 Share register, exercise of rights, restriction by the articles

1. The corporation maintains a share register in which the names, addresses and nationality (for legal persons the domicile) of the owners and usufructuaries are to be entered.

2. Subject to paragraph 3, acquirers of shares are entered on demand in the share register with voting right if they expressly declare that they have acquired the shares in their own name and for their own account. The board of directors may in a regulation or through agreements with financial institutions, and subject to paragraph 3 below, authorize registrations on a fiduciary basis.

3. No one will be entered in the share register as shareholder with voting rights for more than ten percent of the share capital registered in the registry of commerce. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as persons or legal entities which act together or in a coordinated way in order to elude the transfer restrictions are to be considered as an acquirer when applying this paragraph 3. The restriction does not apply in the case of acquisitions of undertakings, parts of undertakings or participations or in the case of acquisition through succession, division of an estate or marital property law according to art. 685d paragraph 3 CO.

4. The corporation may, after consulting with the affected shareholder, cancel entries in the share register as of the date the entries were made if such entry was made based on untrue information given by the acquirer. The acquirer shall be informed of the cancellation immediately.

5. The board of directors sets rules for further details and take the measures required for the implementation of the foregoing provisions. The board of directors may delegate these tasks.

6. The provisions of this Article 5 apply also to shares which were acquired or subscribed through the exercise of a right of subscription, option or conversion.

7. The share is indivisible. The corporation will recognize only one representative for each share. Whoever is validly entered in the share register is considered in relation to the corporation as shareholder or usufructuary.

III. ORGANIZATION

A. Shareholders meeting

Article 6 Powers

1. The shareholders meeting is the supreme corporate body of the corporation.

2. The shareholders meeting has the following non-transferable powers:

    1. to adopt and amend the articles of incorporation;

    2. to elect and remove the members of the board of directors, the auditors and the group auditor;

    3. to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits, in particular to set dividends;

    4. to discharge the members of the board of directors;

    5. to pass resolutions regarding issues which are reserved to the shareholders meeting by law or by the articles of incorporation or which are presented to it by the board of directors.

Article 7 Types of shareholders meetings, right to convene, right to have an item included on the agenda

1. The ordinary shareholders meeting shall take place annually within six months after the close of the business year.

2. Extraordinary shareholders meetings shall be called as often as necessary, in particular in all cases required by law.

3. Shareholders representing at least ten percent of the share capital may demand in writing that a shareholders meeting be convened, setting forth the items to be included on the agenda and proposals.

4. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Article 8 Convening shareholders meeting

1. Shareholders meetings shall be called by the board of directors and, if need be, by the auditors.

2. The convening of the shareholders meeting shall take place by mail to the shareholders and usufructuaries registered in the share register at least 20 days prior to the day of the meeting. The convening shall state, in addition to the date, time and place of the meeting, the agenda as well as the proposals of the board of directors and the proposals of the shareholders who have requested the shareholders meeting or that an item be included on the agenda.

3. No resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary shareholders meeting or to carry out a special audit. Discussions not followed by resolutions or proposals regarding items on the agenda do not need to be announced in advance.

4. The business report and the auditors report must be submitted for examination by the shareholders at the head office of the corporation at least 20 days prior to the date of the ordinary shareholders meeting. Reference thereto shall be included in the invitation to the shareholders meeting, including a reference to the right of the shareholders to have these documents sent to them upon request.

Article 9 Place, chairman, minutes, vote counting

1. The board of directors decides on the place of the shareholders meting.

2. The shareholders meeting shall be chaired by the chairman of the board of directors or, if he is unable to do it, by the vice chairman or another member appointed by the board of directors.

3. The chairman designates a secretary for the minutes and scrutineers, who need not be shareholders.

4. The board of directors is responsible for the keeping of the minutes, which are to be signed by the chairman and by the secretary.

Article 10 Right to participate, representation

1. The shareholders and usufructuaries who, on the day determined by the board of directors, are registered in the share register as shareholders or usufructuaries with voting rights, have the right to attend and to vote at the shareholders meeting.

2. Each shareholder may be represented at the shareholders meeting by another shareholder who is authorized by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the corporation.

Article 11 Voting rights, resolutions

1. Each share entitles to one vote.

2. When exercising voting rights, no one shareholder may, with his own shares and the shares he represents, directly or indirectly accumulate more than ten percent of the entire share capital. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as natural persons, legal entities and legal communities, which act together or in a coordinated way in order to avoid the restriction to the voting rights, are considered as one person. The restriction to the voting rights does not apply to the exercise of voting rights through members of a corporate body (art. 689c CO), independent representatives (art. 689c CO) and holders of deposited shares (art. 689d CO), to the extent that no avoidance of the said restriction to the voting rights results therefrom.

3. The shareholders meeting shall pass its resolutions and carry out its elections upon an absolute majority of the share votes represented, to the extent that neither the law (art. 704 CO) nor the articles of incorporation (art. 12) provide otherwise.

4. The chairman establishes all rules of procedure applicable to votes and elections. He may use electronic systems.

Article 12 Qualified majority

1. A resolution of the shareholders meeting which garners at least two thirds of the represented share votes is required for :

1. the change of the corporation purpose;
2. the creation of shares with priviledged voting rights;
3. the restriction of the transferability of registered shares;
4. an increase of capital, authorized or subject to a condition;
5. an increase of capital out of equity, against contributions in kind or for the purpose of acquisition of assets and the granting of special benefits;
6. the limitation or withdrawal of subscription rights;
7. the change of the domicile of the corporation;
8. the dissolution of the corporation without liquidation.

B. Board of directors

Article 13 Number of members, term of office

1. The board of directors consists of 7 members. If this number decreases to less than 7 between two ordinary shareholders meetings, a complementary election shall not be required until the next ordinary shareholders meeting.

2. The term of office of the members of the board of directors is 3 years, one year being the period of time between two ordinary shareholders meetings. The term is subject to prior resignation or removal. Elections shall be made by rotation in such a way that the term of office of about one third of the members of the board of directors shall expire every year. Newly appointed members shall complete the term of office of their predecessors.

Article 14 Organization

1. The board of directors shall organize itself within the limits of the law and of the articles of incorporation. It appoints a chairman and a secretary, who need not be a member of the board of directors.

Article 15 Tasks and powers

1. The board of directors is entrusted with the ultimate direction of the corporation and the supervision of the management. It shall attend to all matters which are not delegated to or reserved for another executive organ of the corporation pursuant to law, the articles of incorporation or the organizational regulation.

2. The board of directors has the following non-transferable and irrevocable duties :

    1. to ultimately manage the corporation and issue the necessary directives;
    2. to determine the organization;
    3. to organize the accounting, the financial control as well as the financial planning;
    4. to appoint and recall the persons entrusted with the management and representation of the corporation;
    5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with law and with the articles of incorporation, regulations and directives;
    6. to prepare the business report as well as the shareholders meeting and to implement the latter's resolutions;
    7. to inform the judge in case of involvency;
    8. to pass resolutions regarding the subsequent payment of capital with respect to non fully paid-in shares;
    9. to pass resolutions on the increase in share capital, to the extent that these fall under the powers of the board of directors (art. 651 paragraph 4 CO) and on the confirmation of capital increases and the resulting amendments to the articles of incorporation;
    10. to examine the professional qualifications of the specially qualified auditors.

Article 16 Delegation of tasks and powers

1. The board of directors may entrust the preparation and implementation of its resolutions or the supervision of certain matters to committees or individual members of the board of directors. The board of directors takes care that its members are properly informed.

2. Subject to art. 15 paragraph 2, the board of directors may entrust the management of the corporation in whole or in part, based on an organizational regulation, to one or several persons, members of the board of directors or third parties who need not be shareholders of the corporation. In particular, it may appoint a group management of one or several members as a body of the management of the corporation.

Article 17 Signatory power

1. The board of directors determines the persons, within or outside its body, who are entitled to bind the corporation with their signatures. It further determines how the signature is to be used.

Article 18 Indemnification

1. The members of the board of directors are entitled to reimbursement of expenses incurred by them in the interest of the corporation and to remuneration corresponding to their activities, as determined by the board of directors itself.

C. Auditors and group auditor

Article 19 Election, tasks

1. The shareholders meeting elects auditors and a group auditor for a term of one year.

2. The auditors and the group auditor have the tasks and powers defined by law.

IV. ACCOUNTS AND APPROPRIATION OF PROFITS

Article 20 Business year, annual accounts

1. The business year of the corporation is determined by the board of directors.

2. The annual accounts shall be drawn up in accordance with the law and with generally accepted accounting principles.

Article 21 Appropriation of profits

1. The shareholders meeting decides on the appropriation of the profit shown in the balance sheet in conformity with the applicable legal provisions.

V. END OF THE CORPORATION

Article 22 Dissolution and liquidation

1. The dissolution and liquidation of the corporation is carried out in accordance with the applicable legal provisions.

VI. NOTICES AND JURISDICTION

Article 23 Notices, announcements

1. The corporation's official instrument for publication is the Swiss official journal of commerce. To the extent that the law or the articles of incorporation do not require a written personal notice, all announcements prescribed by law and other notices from the corporation to the shareholders are validly made through publication in the Swiss official journal of commerce.

2. Written notices of the corporation to the shareholders are made by ordinary mail to the shareholder, or his proxy for the service of notices, to the address last registered in the share register or, with the consent of the shareholder, electronically (e-mail) to the e-mail address of the shareholder, or his proxy for the service of notices, as notified to the corporation.

Article 24 Jurisdiction and applicable law

1. All disputes on matters concerning the corporation between individual shareholders and the corporation or organs of the corporation and between the coporation and its organs and between the organs among themselves will be submitted to the ordinary courts at the domicile of the corporation, subject to appeal to the Swiss federal tribunal.

2. Notwithstanding the jurisdiction clause of paragraph 1 above, the corporation may sue its organs and shareholders at their ordinary place of jurisdiction.

3. Such disputes are subject to Swiss law.

ARTICLES OF INCORPORATION OF GIVAUDAN SA

Translation from the French original
02.05.2002

I. CORPORATE NAME, DOMICILE AND OBJECT

Article 1 Corporate name, domicile

1. Under the corporate name of

Givaudan SA
Givaudan AG
Givaudan Ltd,

there exists a corporation pursuant to art. 620 et seq. of the Swiss code of obligations (hereinafter « CO ») with domicile in Vernier (Canton of Geneva).

Article 2 Object

1. The purpose of the corporation is to :

   1. manufacture and trade in fragrance and flavour natural and synthetic raw materials or mixtures thereof as well as any other related products;

   2. provide services in connection with the use of such products;

   3. conduct technical and scientific research and development in connection with such products, the manufacture and use thereof and to acquire or file applications for and to exploit any trademarks, patents, licences, manufacturing processes and formulae.

2. The corporation may open branches and subsidiaries in Switzerland and abroad, and may acquire participations in other companies, either in Switzerland or abroad.

3. The corporation may acquire, hold and sell real estate.

4. The corporation may also engage in and carry out any commercial, financial or other activities which are related to the purpose of the corporation.

II. SHARE CAPITAL

Article 3 Share capital

1. The share capital of the corporation amounts to CHF 87,256,270 and is divided into 8,725,627 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in.

2. The shareholders meeting may at any time convert registered shares into bearer shares or bearer shares into registered shares through an amendment to the articles of incorporation.

Article 3b Conditional share capital

1. The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 10,000,000 through the issuance of a maximum of 1,000,000 registered shares with a par value of CHF 10 per share, which shall be fully paid-in,

   a) up to an amount of CHF 9,000,000 through the exercise of option or conversion rights granted in connection with bond issues of the corporation or of affiliates of the corporation ;

   b) up to an amount of CHF 1,000,000 through the exercise of option rights granted to the employees of the corporation or of affiliates of the corporation and/or the members of the board of directors.

2. The subscription rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of such shares are subject to the restrictions set forth in art. 5 and 11.

3. In the case of convertible bond or warrant issues, the right of the shareholders to subscribe in priority can be excluded entirely or in part through a resolution of the board of directors for the purpose of (1) financing the acquisition of undertakings, parts of undertakings or shareholdings by the corporation, or (2) issuing the convertible bonds or warrants on the international capital market.

4. To the extent that the right to subscribe in priority is excluded, (1) the bonds or warrants shall be offered to the public at market conditions, (2) the deadline for the exercise of the option rights shall be set at not more than 6 years and the deadline for conversion rights at not more than 15 years starting from the time of the bond or warrant issue and (3) the price for the exercise of the option or for the conversion in respect of the new shares shall be set at a level corresponding at least to the market conditions at the time of the bond or warrant issue.

Article 3c Contribution in kind and acquisition of assets

1. According to the terms of the contract contribution in kind of 2 May 2002, the company will receive from Nestlé SA, Vevey, 50 registered shares of the company Food ingredients specialities S.A., Villars-sur-Glâne, with a nominal value of CHF 1,000 each, for a total price of CHF 83,345,000. In exchange, the company will issue 100,000 registered shares with a nominal value of CHF 10 each, with an exchange premium of CHF 49,000,000, and the remaining CHF 33,345,000 will be made up by an acquisition of assets, for which the company will give 66,690 of its own registered shares.

Article 4 Documentary evidence of shares

1. The corporation may issue share certificates for any number of shares.

2. The corporation is entitled, but not obliged to issue share certificates at any time (for individual shares or several shares) and, with the consent of the owner of the shares, to cancel without replacement issued certificates which have been delivered to the corporation. The shareholder may at any time request the corporation to issue at no cost a document certifying the ownership of his shares. The shareholder however has no right to be issued a share certificate.

3. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be transferred through a cession. To be valid, the cession must be notified to the corporation. The right to the certificate goes to the acquirer when the cession is validly executed even if the corporation has not given its consent. The corporation may notify the cession to the bank at which the shares assigned are administered.

4. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be pledged through a written pledge agreement to the benefit of the bank at which the shares are administered. A notification to the corporation is not required.

Article 5 Share register, exercise of rights, restriction by the articles

1. The corporation maintains a share register in which the names, addresses and nationality (for legal persons the domicile) of the owners and usufructuaries are to be entered.

2. Subject to paragraph 3, acquirers of shares are entered on demand in the share register with voting right if they expressly declare that they have acquired the shares in their own name and for their own account. The board of directors may in a regulation or through agreements with financial institutions, and subject to paragraph 3 below, authorize registrations on a fiduciary basis.

3. No one will be entered in the share register as shareholder with voting rights for more than ten percent of the share capital registered in the registry of commerce. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as persons or legal entities which act together or in a coordinated way in order to elude the transfer restrictions are to be considered as an acquirer when applying this paragraph 3. The restriction does not apply in the case of acquisitions of undertakings, parts of undertakings or participations or in the case of acquisition through succession, division of an estate or marital property law according to art. 685d paragraph 3 CO.

4. The corporation may, after consulting with the affected shareholder, cancel entries in the share register as of the date the entries were made if such entry was made based on untrue information given by the acquirer. The acquirer shall be informed of the cancellation immediately.

5. The board of directors sets rules for further details and take the measures required for the implementation of the foregoing provisions. The board of directors may delegate these tasks.

6. The provisions of this Article 5 apply also to shares which were acquired or subscribed through the exercise of a right of subscription, option or conversion.

7. The share is indivisible. The corporation will recognize only one representative for each share. Whoever is validly entered in the share register is considered in relation to the corporation as shareholder or usufructuary.

III. ORGANIZATION

A. Shareholders meeting

Article 6 Powers

1. The shareholders meeting is the supreme corporate body of the corporation.

2. The shareholders meeting has the following non-transferable powers:

    1. to adopt and amend the articles of incorporation;

    2. to elect and remove the members of the board of directors, the auditors and the group auditor;

    3. to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits, in particular to set dividends;

    4. to discharge the members of the board of directors;

    5. to pass resolutions regarding issues which are reserved to the shareholders meeting by law or by the articles of incorporation or which are presented to it by the board of directors.

Article 7 Types of shareholders meetings, right to convene, right to have an item included on the agenda

1. The ordinary shareholders meeting shall take place annually within six months after the close of the business year.

2. Extraordinary shareholders meetings shall be called as often as necessary, in particular in all cases required by law.

3. Shareholders representing at least ten percent of the share capital may demand in writing that a shareholders meeting be convened, setting forth the items to be included on the agenda and proposals.

4. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Article 8 Convening shareholders meeting

1. Shareholders meetings shall be called by the board of directors and, if need be, by the auditors.

2. The convening of the shareholders meeting shall take place by mail to the shareholders and usufructuaries registered in the share register at least 20 days prior to the day of the meeting. The convening shall state, in addition to the date, time and place of the meeting, the agenda as well as the proposals of the board of directors and the proposals of the shareholders who have requested the shareholders meeting or that an item be included on the agenda.

3. No resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary shareholders meeting or to carry out a special audit. Discussions not followed by resolutions or proposals regarding items on the agenda do not need to be announced in advance.

4. The business report and the auditors report must be submitted for examination by the shareholders at the head office of the corporation at least 20 days prior to the date of the ordinary shareholders meeting. Reference thereto shall be included in the invitation to the shareholders meeting, including a reference to the right of the shareholders to have these documents sent to them upon request.

Article 9 Place, chairman, minutes, vote counting

1. The board of directors decides on the place of the shareholders meting.

2. The shareholders meeting shall be chaired by the chairman of the board of directors or, if he is unable to do it, by the vice chairman or another member appointed by the board of directors.

3. The chairman designates a secretary for the minutes and scrutineers, who need not be shareholders.

4. The board of directors is responsible for the keeping of the minutes, which are to be signed by the chairman and by the secretary.

Article 10 Right to participate, representation

1. The shareholders and usufructuaries who, on the day determined by the board of directors, are registered in the share register as shareholders or usufructuaries with voting rights, have the right to attend and to vote at the shareholders meeting.

2. Each shareholder may be represented at the shareholders meeting by another shareholder who is authorized by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the corporation.

Article 11 Voting rights, resolutions

1. Each share entitles to one vote.

2. When exercising voting rights, no one shareholder may, with his own shares and the shares he represents, directly or indirectly accumulate more than ten percent of the entire share capital. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as natural persons, legal entities and legal communities, which act together or in a coordinated way in order to avoid the restriction to the voting rights, are considered as one person. The restriction to the voting rights does not apply to the exercise of voting rights through members of a corporate body (art. 689c CO), independent representatives (art. 689c CO) and holders of deposited shares (art. 689d CO), to the extent that no avoidance of the said restriction to the voting rights results therefrom.

3. The shareholders meeting shall pass its resolutions and carry out its elections upon an absolute majority of the share votes represented, to the extent that neither the law (art. 704 CO) nor the articles of incorporation (art. 12) provide otherwise.

4. The chairman establishes all rules of procedure applicable to votes and elections. He may use electronic systems.

Article 12 Qualified majority

1. A resolution of the shareholders meeting which garners at least two thirds of the represented share votes is required for :

1. the change of the corporation purpose;
2. the creation of shares with priviledged voting rights;
3. the restriction of the transferability of registered shares;
4. an increase of capital, authorized or subject to a condition;
5. an increase of capital out of equity, against contributions in kind or for the purpose of acquisition of assets and the granting of special benefits;
6. the limitation or withdrawal of subscription rights;
7. the change of the domicile of the corporation;
8. the dissolution of the corporation without liquidation;
9. the change of the clauses on transfer restriction (art. 5 paragraph 3), restriction on voting rights (art. 11 paragraph 2), conversion of registered shares into bearer shares, increase of the maximum number of members of the board of directors (art. 13 paragraph 1), recall of one fourth or more of the members of board of directors and the change of this clause (art. 12 paragraph 1 number 9).

B. Board of directors

Article 13 Number of members, term of office

1. The board of directors consists of 7 members. If this number decreases to less than 7 between two ordinary shareholders meetings, a complementary election shall not be required until the next ordinary shareholders meeting.

2. The term of office of the members of the board of directors is 3 years, one year being the period of time between two ordinary shareholders meetings. The term is subject to prior resignation or removal. Elections shall be made by rotation in such a way that the term of office of about one third of the members of the board of directors shall expire every year. Newly appointed members shall complete the term of office of their predecessors.

Article 14 Organization

1. The board of directors shall organize itself within the limits of the law and of the articles of incorporation. It appoints a chairman and a secretary, who need not be a member of the board of directors.

Article 15 Tasks and powers

1. The board of directors is entrusted with the ultimate direction of the corporation and the supervision of the management. It shall attend to all matters which are not delegated to or reserved for another executive organ of the corporation pursuant to law, the articles of incorporation or the organizational regulation.

2. The board of directors has the following non-transferable and irrevocable duties :

   1. to ultimately manage the corporation and issue the necessary directives;

   2. to determine the organization;

   3. to organize the accounting, the financial control as well as the financial planning;

   4. to appoint and recall the persons entrusted with the management and representation of the corporation;

   5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with law and with the articles of incorporation, regulations and directives;

   6. to prepare the business report as well as the shareholders meeting and to implement the latter's resolutions;

   7. to inform the judge in case of involvency;

   8. to pass resolutions regarding the subsequent payment of capital with respect to non fully paid-in shares;

9. to pass resolutions on the increase in share capital, to the extent that these fall under the powers of the board of directors (art. 651 paragraph 4 CO) and on the confirmation of capital increases and the resulting amendments to the articles of incorporation;

10. to examine the professional qualifications of the specially qualified auditors.

Article 16 Delegation of tasks and powers

1. The board of directors may entrust the preparation and implementation of its resolutions or the supervision of certain matters to committees or individual members of the board of directors. The board of directors takes care that its members are properly informed.

2. Subject to art. 15 paragraph 2, the board of directors may entrust the management of the corporation in whole or in part, based on an organizational regulation, to one or several persons, members of the board of directors or third parties who need not be shareholders of the corporation. In particular, it may appoint a group management of one or several members as a body of the management of the corporation.

Article 17 Signatory power

1. The board of directors determines the persons, within or outside its body, who are entitled to bind the corporation with their signatures. It further determines how the signature is to be used.

Article 18 Indemnification

1. The members of the board of directors are entitled to reimbursement of expenses incurred by them in the interest of the corporation and to remuneration corresponding to their activities, as determined by the board of directors itself.

C. Auditors and group auditor

Article 19 Election, tasks

1. The shareholders meeting elects auditors and a group auditor for a term of one year.

2. The auditors and the group auditor have the tasks and powers defined by law.

IV. ACCOUNTS AND APPROPRIATION OF PROFITS

Article 20 Business year, annual accounts

1. The business year of the corporation is determined by the board of directors.

2. The annual accounts shall be drawn up in accordance with the law and with generally accepted accounting principles.

Article 21 Appropriation of profits

1. The shareholders meeting decides on the appropriation of the profit shown in the balance sheet in conformity with the applicable legal provisions.

V. END OF THE CORPORATION

Article 22 Dissolution and liquidation

1. The dissolution and liquidation of the corporation is carried out in accordance with the applicable legal provisions.

VI. NOTICES AND JURISDICTION

Article 23 Notices, announcements

1. The corporation's official instrument for publication is the Swiss official journal of commerce. To the extent that the law or the articles of incorporation do not require a written personal notice, all announcements prescribed by law and other notices from the corporation to the shareholders are validly made through publication in the Swiss official journal of commerce.

2. Written notices of the corporation to the shareholders are made by ordinary mail to the shareholder, or his proxy for the service of notices, to the address last registered in the share register or, with the consent of the shareholder, electronically (e-mail) to the e-mail address of the shareholder, or his proxy for the service of notices, as notified to the corporation.

Article 24 Jurisdiction and applicable law

1. All disputes on matters concerning the corporation between individual shareholders and the corporation or organs of the corporation and between the coporation and its organs and between the organs among themselves will be submitted to the ordinary courts at the domicile of the corporation, subject to appeal to the Swiss federal tribunal.

2. Notwithstanding the jurisdiction clause of paragraph 1 above, the corporation may sue its organs and shareholders at their ordinary place of jurisdiction.

3. Such disputes are subject to Swiss law.

ARTICLES OF INCORPORATION
OF
GIVAUDAN SA

Translation from the French original
10.05.2000

I. CORPORATE NAME, DOMICILE AND OBJECT

Article 1 Corporate name, domicile

1. Under the corporate name of

Givaudan SA
Givaudan AG
Givaudan Ltd,

there exists a corporation pursuant to art. 620 et seq. of the Swiss code of obligations (hereinafter « CO ») with domicile in Vernier (Canton of Geneva).

Article 2 Object

1. The purpose of the corporation is to :

   1. manufacture and trade in fragrance and flavour natural and synthetic raw materials or mixtures thereof as well as any other related products;

   2. provide services in connection with the use of such products;

   3. conduct technical and scientific research and development in connection with such products, the manufacture and use thereof and to acquire or file applications for and to exploit any trademarks, patents, licences, manufacturing processes and formulae.

2. The corporation may open branches and subsidiaries in Switzerland and abroad, and may acquire participations in other companies, either in Switzerland or abroad.

3. The corporation may acquire, hold and sell real estate.

4. The corporation may also engage in and carry out any commercial, financial or other activities which are related to the purpose of the corporation.

II. SHARE CAPITAL

Article 3 Share capital

1. The share capital of the corporation amounts to CHF 86,256,270 and is divided into 8,625,627 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in.

2. The shareholders meeting may at any time convert registered shares into bearer shares or bearer shares into registered shares through an amendment to the articles of incorporation.

Article 3a Authorized share capital

1. The board of directors is authorized until 9 May 2002 to increase the share capital up to a maximum aggregate amount of CHF 1,000,000 through the issuance of a maximum of 100,000 registered shares, which shall be completely paid-in, with a par value of CHF 10 per share. Increases by underwriting as well as partial increases are permissible. The issue price, the date for entitlement to dividends and the type of contribution shall be determined by the board of directors. The new registered shares shall be subject to the restrictions set forth in art. 5 and 11.

2. The board of directors is authorized to exclude the subscription rights of the shareholders and to convey them to third parties if the new shares are to be used (1) for the takeover of undertakings through share swaps or (2) for financing the acquisition of undertakings, parts of undertakings or shareholdings by the corporation. Shares for which subscription rights exist, which are not exercised, shall be sold by the corporation at market conditions.

Article 3b Conditional share capital

1. The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 10,000,000 through the issuance of a maximum of 1,000,000 registered shares with a par value of CHF 10 per share, which shall be fully paid-in,

   a) up to an amount of CHF 9,000,000 through the exercise of option or conversion rights granted in connection with bond issues of the corporation or of affiliates of the corporation ;

b) up to an amount of CHF 1,000,000 through the exercise of option rights granted to the employees of the corporation or of affiliates of the corporation and/or the members of the board of directors.

2. The subscription rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of such shares are subject to the restrictions set forth in art. 5 and 11.

3. In the case of convertible bond or warrant issues, the right of the shareholders to subscribe in priority can be excluded entirely or in part through a resolution of the board of directors for the purpose of (1) financing the acquisition of undertakings, parts of undertakings or shareholdings by the corporation, or (2) issuing the convertible bonds or warrants on the international capital market.

4. To the extent that the right to subscribe in priority is excluded, (1) the bonds or warrants shall be offered to the public at market conditions, (2) the deadline for the exercise of the option rights shall be set at not more than 6 years and the deadline for conversion rights at not more than 15 years starting from the time of the bond or warrant issue and (3) the price for the exercise of the option or for the conversion in respect of the new shares shall be set at a level corresponding at least to the market conditions at the time of the bond or warrant issue.

Article 4 Documentary evidence of shares

1. The corporation may issue share certificates for any number of shares.

2. The corporation is entitled, but not obliged to issue share certificates at any time (for individual shares or several shares) and, with the consent of the owner of the shares, to cancel without replacement issued certificates which have been delivered to the corporation. The shareholder may at any time request the corporation to issue at no cost a document certifying the ownership of his shares. The shareholder however has no right to be issued a share certificate.

3. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be transferred through a cession. To be valid, the cession must be notified to the corporation. The right to the certificate goes to the acquirer when the cession is validly executed even if the corporation has not given its consent. The corporation may notify the

cession to the bank at which the shares assigned are administered.

4. Shares and all rights flowing therefrom which are not incorporated in a certificate can only be pledged through a written pledge agreement to the benefit of the bank at which the shares are administered. A notification to the corporation is not required.

Article 5 Share register, exercise of rights, restriction by the articles

1. The corporation maintains a share register in which the names, addresses and nationality (for legal persons the domicile) of the owners and usufructuaries are to be entered.

2. Subject to paragraph 3, acquirers of shares are entered on demand in the share register with voting right if they expressly declare that they have acquired the shares in their own name and for their own account. The board of directors may in a regulation or through agreements with financial institutions, and subject to paragraph 3 below, authorize registrations on a fiduciary basis.

3. No one will be entered in the share register as shareholder with voting rights for more than ten percent of the share capital registered in the registry of commerce. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as persons or legal entities which act together or in a coordinated way in order to elude the transfer restrictions are to be considered as an acquirer when applying this paragraph 3. The restriction does not apply in the case of acquisitions of undertakings, parts of undertakings or participations or in the case of acquisition through succession, division of an estate or marital property law according to art. 685d paragraph 3 CO.

4. The corporation may, after consulting with the affected shareholder, cancel entries in the share register as of the date the entries were made if such entry was made based on untrue information given by the acquirer. The acquirer shall be informed of the cancellation immediately.

5. The board of directors sets rules for further details and take the measures required for the implementation of the foregoing provisions. The board of directors may delegate these tasks.

6. The provisions of this Article 5 apply also to shares which were acquired or subscribed through the exercise of a right of subscription, option or conversion.

7. The share is indivisible. The corporation will recognize only one representative for each share. Whoever is validly entered in the share register is considered in relation to the corporation as shareholder or usufructuary.

III. ORGANIZATION

A. Shareholders meeting

Article 6 Powers

1. The shareholders meeting is the supreme corporate body of the corporation.

2. The shareholders meeting has the following non-transferable powers:

   1. to adopt and amend the articles of incorporation;

   2. to elect and remove the members of the board of directors, the auditors and the group auditor;

   3. to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits, in particular to set dividends;

   4. to discharge the members of the board of directors;

   5. to pass resolutions regarding issues which are reserved to the shareholders meeting by law or by the articles of incorporation or which are presented to it by the board of directors.

Article 7 Types of shareholders meetings, right to convene, right to have an item included on the agenda

1. The ordinary shareholders meeting shall take place annually within six months after the close of the business year.

2. Extraordinary shareholders meetings shall be called as often as necessary, in particular in all cases required by law.

3. Shareholders representing at least ten percent of the share capital may demand in writing that a shareholders meeting be convened, setting forth the items to be included on the agenda and proposals.

4. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing, at least 45 days before the meeting, that an item be included on the agenda, setting forth the item and the proposals.

Article 8 Convening shareholders meeting

1. Shareholders meetings shall be called by the board of directors and, if need be, by the auditors.

2. The convening of the shareholders meeting shall take place by mail to the shareholders and usufructuaries registered in the share register at least 20 days prior to the day of the meeting. The convening shall state, in addition to the date, time and place of the meeting, the agenda as well as the proposals of the board of directors and the proposals of the shareholders who have requested the shareholders meeting or that an item be included on the agenda.

3. No resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary shareholders meeting or to carry out a special audit. Discussions not followed by resolutions or proposals regarding items on the agenda do not need to be announced in advance.

4. The business report and the auditors report must be submitted for examination by the shareholders at the head office of the corporation at least 20 days prior to the date of the ordinary shareholders meeting. Reference thereto shall be included in the invitation to the shareholders meeting, including a reference to the right of the shareholders to have these documents sent to them upon request.

Article 9 Place, chairman, minutes, vote counting

1. The board of directors decides on the place of the shareholders meting.

2. The shareholders meeting shall be chaired by the chairman of the board of directors or, if he is unable to do it, by the vice chairman or another member appointed by the board of directors.

3. The chairman designates a secretary for the minutes and scrutineers, who need not be shareholders.

4. The board of directors is responsible for the keeping of the minutes, which are to be signed by the chairman and by the secretary.

Article 10 Right to participate, representation

1. The shareholders and usufructuaries who, on the day determined by the board of directors, are registered in the share register as shareholders or usufructuaries with voting rights, have the right to attend and to vote at the shareholders meeting.

2. Each shareholder may be represented at the shareholders meeting by another shareholder who is authorized by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the corporation.

Article 11 Voting rights, resolutions

1. Each share entitles to one vote.

2. When exercising voting rights, no one shareholder may, with his own shares and the shares he represents, directly or indirectly accumulate more than ten percent of the entire share capital. Legal entities and legal communities which are bound by capital, voting power, consolidated management or in another similar manner as well as natural persons, legal entities and legal communities, which act together or in a coordinated way in order to avoid the restriction to the voting rights, are considered as one person. The restriction to the voting rights does not apply to the exercise of voting rights through members of a corporate body (art. 689c CO), independent representatives (art. 689c CO) and holders of deposited shares (art.

689d CO), to the extent that no avoidance of the said restriction to the voting rights results therefrom.

3. The shareholders meeting shall pass its resolutions and carry out its elections upon an absolute majority of the share votes represented, to the extent that neither the law (art. 704 CO) nor the articles of incorporation (art. 12) provide otherwise.

4. The chairman establishes all rules of procedure applicable to votes and elections. He may use electronic systems.

Article 12 Qualified majority

1. A resolution of the shareholders meeting which garners at least two thirds of the represented share votes is required for :

    1. the change of the corporation purpose;
    2. the creation of shares with priviledged voting rights;
    3. the restriction of the transferability of registered shares;
    4. an increase of capital, authorized or subject to a condition;
    5. an increase of capital out of equity, against contributions in kind or for the purpose of acquisition of assets and the granting of special benefits;
    6. the limitation or withdrawal of subscription rights;
    7. the change of the domicile of the corporation;
    8. the dissolution of the corporation without liquidation;
    9. the change of the clauses on transfer restriction (art. 5 paragraph 3), restriction on voting rights (art. 11 paragraph 2), conversion of registered shares into bearer shares, increase of the maximum number of members of the board of directors (art. 13 paragraph 1), recall of one fourth or more of the members of board of directors and the change of this clause (art. 12 paragraph 1 number 9).

B. Board of directors

Article 13 Number of members, term of office

1. The board of directors consists of 7 members. If this number decreases to less than 7 between two ordinary shareholders meetings, a complementary election shall not be required until the next ordinary shareholders meeting.

2. The term of office of the members of the board of directors is 3 years, one year being the period of time between two ordinary shareholders meetings. The term is subject to prior resignation or removal. Elections shall be made by rotation in such a way that the term of office of about one third of the members of the board of directors shall expire every year. Newly appointed members shall complete the term of office of their predecessors.

Article 14 Organization

1. The board of directors shall organize itself within the limits of the law and of the articles of incorporation. It appoints a chairman and a secretary, who need not be a member of the board of directors.

Article 15 Tasks and powers

1. The board of directors is entrusted with the ultimate direction of the corporation and the supervision of the management. It shall attend to all matters which are not delegated to or reserved for another executive organ of the corporation pursuant to law, the articles of incorporation or the organizational regulation.

2. The board of directors has the following non-transferable and irrevocable duties :

    1. to ultimately manage the corporation and issue the necessary directives;

    2. to determine the organization;

    3. to organize the accounting, the financial control as well as the financial planning;

4. to appoint and recall the persons entrusted with the management and representation of the corporation;

5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with law and with the articles of incorporation, regulations and directives;

6. to prepare the business report as well as the shareholders meeting and to implement the latter's resolutions;

7. to inform the judge in case of involvency;

8. to pass resolutions regarding the subsequent payment of capital with respect to non fully paid-in shares;

9. to pass resolutions on the increase in share capital, to the extent that these fall under the powers of the board of directors (art. 651 paragraph 4 CO) and on the confirmation of capital increases and the resulting amendments to the articles of incorporation;

10. to examine the professional qualifications of the specially qualified auditors.

Article 16 Delegation of tasks and powers

1. The board of directors may entrust the preparation and implementation of its resolutions or the supervision of certain matters to committees or individual members of the board of directors. The board of directors takes care that its members are properly informed.

2. Subject to art. 15 paragraph 2, the board of directors may entrust the management of the corporation in whole or in part, based on an organizational regulation, to one or several persons, members of the board of directors or third parties who need not be shareholders of the corporation. In particular, it may appoint a group management of one or several members as a body of the management of the corporation.

Article 17 Signatory power

1. The board of directors determines the persons, within or outside its body, who are entitled to bind the corporation with their signatures. It further determines how the signature is to be used.

Article 18 Indemnification

1. The members of the board of directors are entitled to reimbursement of expenses incurred by them in the interest of the corporation and to remuneration corresponding to their activities, as determined by the board of directors itself.

C. Auditors and group auditor

Article 19 Election, tasks

1. The shareholders meeting elects auditors and a group auditor for a term of one year.

2. The auditors and the group auditor have the tasks and powers defined by law.

IV. ACCOUNTS AND APPROPRIATION OF PROFITS

Article 20 Business year, annual accounts

1. The business year of the corporation is determined by the board of directors.

2. The annual accounts shall be drawn up in accordance with the law and with generally accepted accounting principles.

Article 21 Appropriation of profits

1. The shareholders meeting decides on the appropriation of the profit shown in the balance sheet in conformity with the applicable legal provisions.

V. END OF THE CORPORATION

Article 22 Dissolution and liquidation

1. The dissolution and liquidation of the corporation is carried out in accordance with the applicable legal provisions.

VI. NOTICES AND JURISDICTION

Article 23 Notices, announcements

1. The corporation's official instrument for publication is the Swiss official journal of commerce. To the extent that the law or the articles of incorporation do not require a written personal notice, all announcements prescribed by law and other notices from the corporation to the shareholders are validly made through publication in the Swiss official journal of commerce.

2. Written notices of the corporation to the shareholders are made by ordinary mail to the shareholder, or his proxy for the service of notices, to the address last registered in the share register or, with the consent of the shareholder, electronically (e-mail) to the e-mail address of the shareholder, or his proxy for the service of notices, as notified to the corporation.

Article 24 Jurisdiction and applicable law

1. All disputes on matters concerning the corporation between individual shareholders and the corporation or organs of the corporation and between the coporation and its organs and between the organs among themselves will be submitted to the ordinary courts at the domicile of the corporation, subject to appeal to the Swiss federal tribunal.

2. Notwithstanding the jurisdiction clause of paragraph 1 above, the corporation may sue its organs and shareholders at their ordinary place of jurisdiction.

3. Such disputes are subject to Swiss law.

Listing prospectus
Code: B

Givaudan



Listing
Prospectus

22 May, 2000

8,625,627 Registered Shares

Givaudan

GIVAUDAN SA, Vernier

This Listing Prospectus has been prepared in connection with the listing on the SWX Swiss Exchange (the "SWX") of all of the 8,625,627 registered shares with a nominal value of CHF 10 per share (the "Shares") of Givaudan SA, a Swiss corporation, formerly known as Givaudan Roure (International) SA ("Givaudan" or the "Company").

Pursuant to a resolution approved at the annual general shareholders' meeting of Roche Holding Ltd ("Roche") on 9 May, 2000, Roche will distribute the Shares on 8 June, 2000 as a special dividend to holders of Roche's bearer shares (the "Bearer Shares") and non-voting equity securities (*Genussscheine* or "Non-Voting Equity Securities") at the ratio of one Share per Bearer Share or Non-Voting Equity Security. Holders of Roche's Bearer Shares and Non-Voting Equity Securities will not pay any consideration for the Shares. This distribution, together with the transfer of certain assets between Givaudan and Roche and other related transactions, is referred to in this Listing Prospectus as the "Spin-off." See "Description of the Spin-off and Relationship with Roche" below.

There is no current trading market for the Shares. The Shares are expected to be approved for listing on the Main Board of the SWX under the symbol "GIVN." Application has been made for the Shares to be accepted for clearance through SIS SegaInterSettle AG ("SIS"), the Swiss clearing organisation. No certificates for the Shares will be issued, and share certificates will not be available for individual physical delivery. Trading in the Shares is expected to commence on 8 June, 2000.

See "Investment Considerations" beginning on page 9 for a discussion of factors that investors in the Shares should consider.

This Listing Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities.

Holders of Roche Bearer Shares or Non-Voting Equity Securities with inquiries related to the Spin-off should contact Roche Holding Ltd, Grenzacherstrasse 124, 4070 Basel, Switzerland, telephone + (41 61) 688 7124, or Givaudan SA, Chemin de la Parfumerie 5, 1214 Vernier, Switzerland, telephone + (41 22) 780 9440.

Financial Advisor and Listing Agent

Credit Suisse First Boston

The date of this Listing Prospectus is 22 May, 2000.

The Company assumes responsibility for the completeness and accuracy of this Listing Prospectus under Section 3 of Annex 1 to the Listing Rules of the SWX. The Company confirms that, to the best of its knowledge and after having made all reasonable inquiries, the information in this Listing Prospectus is accurate in all material respects and no material facts have been omitted.

Credit Suisse First Boston, financial advisor and listing agent to the Company ("CSFB" or the "Listing Agent") is acting as recognised representative of the Company for the listing within the meaning of Article 50 of the Listing Rules of the SWX.

Certain market information or other statements presented herein regarding the Company's position relative to its competition with respect to the manufacture or distribution of particular products are not based upon published statistical data or information from independent third parties, but reflect management's best estimates based upon information obtained from customers or from trade or business organisations or associations or other contacts within the industries in which the Company competes. The Company has not independently verified such information and makes no representation regarding its accuracy.

No person is authorised to give any information or make any representation not contained in this Listing Prospectus in connection with the Spin-off and the Shares, and, if given or made, such information or representation must not be relied upon as having been authorised by the Company, Roche, any of their subsidiaries or the Listing Agent. The delivery of this Listing Prospectus at any time does not imply that the information in this Listing Prospectus is correct as of any time subsequent to the date of this Listing Prospectus or that there has been no change in the affairs of the Company since the date of this Listing Prospectus.

The distribution of this Listing Prospectus may, in certain jurisdictions, be restricted by law and it may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. The Company, Roche, the Listing Agent and each of their respective subsidiaries require persons into whose possession this Listing Prospectus comes to inform themselves of and observe all such restrictions. None of the Company, Roche, the Listing Agent or any of their subsidiaries accepts any legal responsibility for any violation by any person, whether or not a prospective purchaser of Shares, of any of such restrictions.

The Shares have not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Listing Prospectus.

The Company is a Swiss corporation with limited liability with its registered office in Vernier, Switzerland.

AVAILABLE INFORMATION

Under Swiss law, Givaudan will be subject to reporting obligations, including the filing of annual and semi-annual reports with the SWX. In addition, Givaudan is subject to the ad-hoc publicity requirements as defined in the Listing Rules of the SWX which provide that material information must be disclosed if the information disclosed would be likely to have a considerable impact on the Share price.

Givaudan will not be required to file periodic reports under Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Givaudan will furnish certain public reports and documents to the U.S. Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

PRESENTATION OF FINANCIAL INFORMATION

This Listing Prospectus contains both historical combined financial information and pro forma combined financial information of Givaudan and its subsidiaries, Givaudan Roure (United States) Inc. and its subsidiaries (a wholly-owned subsidiary of Roche Holdings, Inc., a company registered in the United States), Givaudan Roure S.A. Argenteuil (France) (indirectly a wholly-owned subsidiary of Roche), and certain fragrance and flavour business units in subsidiaries of Roche (hereafter referred to as the "Group"). The historical combined financial statements of the Group as of and for the years ended 31 December, 1997, 1998 and 1999 are prepared in accordance with and comply with International Accounting Standards ("IAS") and are prepared under the historical cost convention. These historical combined financial statements, including the notes thereto, have been audited by PricewaterhouseCoopers SA, the Company's independent auditors (together, the "Historical Combined Financial Statements") whose report thereon is included elsewhere herein. The Historical Combined Financial Statements and certain other financial, operational and statistical information relating to the Company included herein have been derived from the financial statements and accounting records of the Group while operating as part of Roche.

The Company has not prepared a reconciliation of its financial statements to United States generally accepted accounting principles ("U.S. GAAP") or those of other countries, and any such reconciliation could produce material differences. IAS differs in certain respects from U.S. GAAP. For a summary of significant differences between IAS, as applied by the Company, and U.S. GAAP, see "Summary of Significant Differences Between International Accounting Standards and U.S. GAAP."

The objective of the pro forma combined financial statements included in this Listing Prospectus (the "Pro Forma Combined Financial Statements") is to show what the significant effects on the Historical Combined Financial Statements might have been had the Spin-off occurred at an earlier date. The Pro Forma Combined Financial Statements have been reviewed by PricewaterhouseCoopers SA.

The Company publishes its financial statements in Swiss francs ("CHF"). Solely for the convenience of the reader, this Listing Prospectus contains translations of certain CHF amounts into United States dollar ("USD") amounts. Unless otherwise stated herein, translations of CHF into USD have been made at the rate of CHF 1.663 = USD 1.00, the noon buying rate in the city of New York for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on 31 March, 2000. These translations should not be construed as a representation that the CHF amounts actually represent such USD amounts or could be converted into USD at the rate indicated.

Certain financial and other data in this Listing Prospectus have been rounded and totals may vary slightly from the actual arithmetic totals of such data.

Unless the context requires otherwise, all references herein to the Company or Givaudan mean Givaudan SA and the Group on a combined basis.

FORWARD-LOOKING STATEMENTS

This Listing Prospectus contains various forward-looking statements, including statements of future financial and operational developments and results, as well as other projections and statements that are forward-looking or contain subjective assessments, regarding the intent, belief or current expectations of the Company or its management, that are subject to risks and uncertainties that could cause the actual results and financial position of the Company to differ materially from the information presented herein. When used in this Listing Prospectus, the words "assumes", "plans", "believes", "is of the opinion", "estimates", "projected", "intends", "anticipates", "expects", "should" and similar expressions are intended to identify such forward-looking statements and subjective assessments. Such statements are made on the basis of assumptions, estimates and expectations which, although reasonable at this time, may prove to be erroneous or unfounded in the future. The risks and uncertainties facing the Company that could affect the future accuracy of these forward-looking statements include, but are not limited to, the factors discussed under "Investment Considerations", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". If one of these risks or uncertainties materialises or if underlying assumptions prove to be incorrect, actual outcomes may vary materially from those indicated in the forward-looking statements. Investors in the Shares are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Listing Prospectus. Other than in accordance with the ad-hoc publicity rules of the SWX described above, the Company undertakes no obligation to release publicly any revisions or updates to any forward-looking statements herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or reflect any change in the Company's expectations.

TAXATION

The tax treatment of the Spin-off under any law other than Swiss law is unclear, with the result that non-Swiss holders of Roche's Bearer Shares or Non-Voting Equity Securities may have to pay non-Swiss tax, or otherwise be subject to disadvantageous non-Swiss tax rules, as a result of the Spin-off. For a summary of certain Swiss and United States tax considerations that may be relevant to the Spin-off, see "Taxation" below.

Table of Contents

Givaudan

Givaudan is one of the world's leading creators and manufacturers of fragrance and flavour compounds, which impart fragrance and flavour in a wide variety of goods. The Company sells its fragrance compounds to manufacturers of fine fragrances and consumer goods and sells its flavour compounds to manufacturers of beverages, prepared foods, and other products. Givaudan produces thousands of fragrance and flavour compounds, sold in solid and liquid form, and in quantities ranging from a few pounds to several tonnes, depending on the nature of the end product in which the compounds will be used. These compounds typically contain large numbers of ingredients, blended using formulas created by Givaudan's perfumers and flavourists. The ingredients are both natural and synthetic, and are either purchased or manufactured by Givaudan itself.

Givaudan is continuously in the process of creating new fragrances and flavours to meet the changing demands of the consumer marketplace. This involves considerable creative and technical expertise and requires substantial investment in product development and research. Givaudan's scientists conduct fundamental research not only in connection with the development of new fragrances and flavours but also on the human senses of smell and taste. This research has permitted Givaudan to patent new molecules and delivery systems, both of which significantly increase the performance of its products, and to develop a group of proprietary sensory measurement devices, such as the Cascade Olfactometer and the Virtual Aroma Synthesizer, which allow Givaudan to approach the creation of fragrance and flavour compounds with increasing objectivity and sophistication.

Givaudan operates on a global basis. Givaudan maintains its own sales and marketing presence in 35 countries and uses sales agents or distributors in 69 additional countries.

Following a strategic analysis of its business, Roche determined to focus primarily on its activities as a research-based healthcare provider. In order to achieve this result, Roche has decided to establish its fragrance and flavour business as an independent company by spinning off Givaudan to the holders of Roche's Bearer Shares and Non-Voting Equity Securities. Following this determination, the Roche Board of Directors, on 4 December, 1999, approved the Spin-off. The holders of Roche's Bearer Shares approved the Spin-off at their annual general meeting on 9 May, 2000. On 8 June, 2000, holders of Roche's Bearer Shares and Non-Voting Equity Securities will receive one Share per Bearer Share or Non-Voting Equity Security.

Summary Financial Information

The summary historical and pro forma financial data presented below have been extracted from, or are derived from, the Historical Combined Financial Statements and the Pro Forma Combined Financial Statements, which appear elsewhere in this Listing Prospectus.

	Year Ended 31 December,			
	1997	**1998**	**1999**	**1999**
	CHF	CHF	CHF	USD[1]
		in millions		
Historical Combined Income and Other Data:				
Sales	2,013	2,108	2,231	1,342
Gross profit	843	957	1,065	640
Operating profit	63	263	397	239
Result before taxes	(19)	151	289	174
Result after taxes	(80)	85	184	111
Net income (loss)	(80)	85	182	109
EBITDA[2]	214	390	524	315
Gross profit margin (per cent.)	41.9	45.4	47.7	47.7
Operating profit margin (per cent.)	3.1	12.5	17.8	17.8

(Notes on following page)

	Year Ended 31 December, 1999			
	Actual	Adjustments	Pro Forma	Pro Forma
	CHF	CHF	CHF	USD[1]
		in millions		
Pro Forma Combined Income and Other Data				
Sales	2,231	—	2,231	1,342
Gross profit	1,065	—	1,065	640
Operating profit	397	(8)	389	234
Results before taxes	289	79	368	221
Result after taxes	184	50	234	141
Net income	182	50	232	140
Earnings per Share (CHF per Share)[3]	30,333	—	26.90	16.18
EBITDA[2]	524	(8)	516	310
Pro Forma Combined Balance Sheet Data				
Total long-term assets	2,427	(52)	2,375	1,428
Total current assets	1,302	(120)	1,182	711
Total assets	3,729	(172)	3,557	2,139
Total equity	731	1,843	2,574	1,548
Total non-current liabilities	1,896	(1,671)	225	135
Total current liabilities	1,102	(344)	758	456
Total equity and liabilities	3,729	(172)	3,557	2,139

(1) CHF amounts have been translated solely for the convenience of the reader into USD amounts using the Noon Buying Rate for CHF in effect on 31 March, 2000 of USD 1.00 = CHF 1.663.

(2) EBITDA means earnings before interest, tax, depreciation and amortisation.

(3) The historical earnings per share reflect a share capital of 6,000 shares before the share split and the capital increase. The pro forma earnings per share reflect a share capital of 8,625,627 Shares after the share split and the capital increase.

INVESTMENT CONSIDERATIONS

Prospective holders of the Shares should carefully read the entire Listing Prospectus. Ownership of the Shares involves certain risks. Prospective holders should consider, among other things, the following:

GIVAUDAN MUST CONTINUE TO RESPOND TO COMPETITION AND MARKET DEVELOPMENTS SUCCESSFULLY TO ENSURE ITS FUTURE GROWTH, OR RESULTS OF OPERATIONS MAY SUFFER

The global market for fragrances and flavours is undergoing rapid change and is becoming increasingly competitive. Market developments such as consolidation in retailing and the need for rapid marketing of global brands continue to put considerable downward pressure on the prices that Givaudan may charge its customers, while at the same time increasing the cost of doing business. In addition, Givaudan's large customers are limiting the number of their suppliers and placing those that remain on "core lists." This requires Givaudan to maintain very close collaborative relationships with these large customers and to provide comprehensive, "value-added" solutions to their fragrance and flavour needs. To compete successfully in this environment, Givaudan must make greater investments in product development and research in order to anticipate the customers' needs and to provide the rapid service that is now required. Although Givaudan's strategy is designed to address these competitive and market developments, these increased expenses will not necessarily result in proportional increases in income.

GIVAUDAN'S BUSINESS DEPENDS ON INTELLECTUAL PROPERTY

Givaudan's business depends on intellectual property, which consists both of patented molecules and processes and of the formulas used to create its fragrances and flavours. These formulas are not patented but rather are highly confidential proprietary business information, available to very few people even within Givaudan itself. Given the increased emphasis on innovation and product development in the fragrance and flavour business, Givaudan expects that both types of intellectual property will become ever more important to its business. Although Givaudan does not believe that it depends materially on any single patent, license or other intellectual property right, or on any single proprietary compound, the loss of confidentiality with respect to proprietary formulas or loss of access to them, the future expiration of intellectual property rights or legal challenges to those rights could have an adverse impact on Givaudan's business.

INCREASED REGULATION AND CHANGES IN PUBLIC OPINION MAY HAVE AN ADVERSE EFFECT ON GIVAUDAN'S BUSINESS

Although most of Givaudan's products are not subject to direct governmental regulation, there is a clear trend toward increased regulation. There is also increased public sensitivity toward the composition and end use of fragrance and flavour products. While compliance with existing governmental regulations, as well as international codes of practice, has not materially affected Givaudan's operations, earnings, or competitive position, there can be no assurance that these trends will not have a material adverse effect on the Company in the future.

GIVAUDAN MAY BE RESPONSIBLE FOR ENVIRONMENTAL COSTS AND LIABILITIES

The governments of most of the countries in which Givaudan operates regulate and set standards in environmental matters, and substantial liabilities can follow from violation of environmental rules. While Givaudan believes that the reserves it has established will be adequate to meet currently known and anticipated potential environmental liabilities and claims against it, there can be no assurance that significant additional costs and liabilities will not be incurred in the future.

GIVAUDAN WILL BE A NEWLY INDEPENDENT COMPANY – IT NEEDS TO DEVELOP CERTAIN OF ITS OWN MANAGEMENT RESOURCES

Givaudan will own and manage its fragrance and flavour businesses as an independent entity separate from Roche only after 8 June, 2000, the effective date of the Spin-off. Although Givaudan has been managed historically as a separate business within Roche with its own management, Givaudan has relied partially on certain resources of Roche for centralised support functions such as information technology infrastructure, financial reporting, treasury management, tax and insurance. After the Spin-off, Givaudan will continue to rely on Roche for some of these functions for a transition period lasting until 31 December, 2000 at the latest. Givaudan will have to develop these support functions on its own or contract with third parties to provide them.

THERE HAS BEEN NO PRIOR MARKET FOR GIVAUDAN SHARES – GIVAUDAN'S SHARE PRICE MAY BE VOLATILE AND FUTURE SALES OF SHARES MAY HAVE AN ADVERSE EFFECT ON THE SHARE PRICE

Prior to the Spin-off, there has been no market for the Shares. After the Spin-off, the Shares will be listed on the SWX. Factors such as variations in Givaudan's results of operations, general market conditions, including changes in interest rates, changes in the rate of inflation, government regulatory action, changes in tax laws and other developments affecting Givaudan or its management could cause the market price of the Shares to fluctuate significantly.

Sales, or the possibility of sales, of substantial numbers of Shares in the public market following the Spin-off could cause volatility in the trading, or otherwise have an adverse effect on the market trading price, of the Shares. Current Roche investors may decide to sell the Shares because the Company is not appropriate for their portfolios, because the Shares do not meet their investment objectives or criteria or for other reasons.

GIVAUDAN'S RESULTS OF OPERATIONS ARE SUBJECT TO CURRENCY FLUCTUATIONS

A substantial portion of Givaudan's assets and liabilities are located, and its operations, purchases of raw materials, and sales are conducted, in various countries outside Switzerland and in various currencies other than the Swiss franc. In particular, a substantial amount of Givaudan's net sales in 1999, as well as related expenses, were denominated in the United States dollar, the Euro-related currencies, and the Japanese yen. Although Givaudan's results of operations remain subject to transaction risk because of foreign currency exposure, Givaudan hedges foreign currency transaction risk at the local level. See Note 3 to the Historical Combined Financial Statements contained elsewhere in this Listing Prospectus.

In addition, although Givaudan's books are maintained and its results are reported in Swiss francs, a substantial portion of the Company's assets and liabilities are located, and many of its operations are conducted, outside of Switzerland. Consequently, Givaudan's financial condition and results of operations in the past have been, and are likely to continue to be, affected by the translation risks associated with currency fluctuations, particularly the exchange rates of the Swiss franc against the United States dollar, the Euro-related currencies, and the Japanese yen. No assurance can be given that fluctuations in the exchange rates of the Swiss franc for the other currencies in which Givaudan operates will not have an adverse effect on the Company's results of operations or financial position. Givaudan does not hedge against any translation risks associated with its reporting in Swiss francs.

THE COMPANY'S ARTICLES CONTAIN PROVISIONS THAT MAY LIMIT THE ABILITY OF SHAREHOLDERS TO ACQUIRE CONTROL OF THE COMPANY

The Company's Articles of Incorporation contain provisions (a) that holders of Shares who own more than ten per cent. of the Company in share capital will not be registered as shareholders with voting rights in the share register of the Company in respect of their Shares exceeding the ten per cent. limit, and (b) that no shareholder may exercise voting rights at a shareholders' meeting of the Company on behalf of his own Shares and of other Shares represented by him exceeding ten per cent. of the share capital of the Company. The Articles also contain provisions for the election of new directors on a staggered basis, with only approximately one third of the board elected every year, as well as provisions that restrict the ability of shareholders to remove one-fourth or more of the directors. These provisions may hinder or prevent the acquisition of control over the Company.

DIVIDEND POLICY

Givaudan's dividend policy in future periods, and the amount of future dividends, will depend upon a number of factors, including Givaudan's level of profitability and capital expenditure and investment plans.

Swiss law requires that at least five per cent. of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20 per cent. of the corporation's nominal share capital. Any net profits remaining are left to the discretion of the shareholders (subject to the corporation having sufficient distributable profits from previous business years or free reserves being sufficient to allow distribution of a dividend). Payment of annual dividends is subject to approval by the shareholders at the annual general shareholders' meeting, which must be convened within six months after the end of the financial year to which it relates. The Board of Directors may propose a dividend, which must be approved by the annual general shareholders' meeting. The auditors must confirm that the dividend proposal of the Board of Directors conforms with statutory law.

Holders of Shares on the applicable record date are entitled to full dividends with effect from the financial year commencing on 1 January, 2000 and ending on 31 December, 2000. Givaudan's first annual ordinary dividend as a public company, if any, will be declared at the annual general shareholders' meeting to be held in 2001. Management of Givaudan have as their objective a payout ratio commensurate with market and industry practice, which may be changed if circumstances require. There can be no assurance, however, that dividends for any year will be declared, or that, if declared, they will correspond to the policy described above.

Dividends paid in respect of Shares are subject to deduction of Swiss withholding tax currently at a rate of 35 per cent. Holders of Shares may be entitled to a full or partial refund of such withholding tax under Swiss law or under the terms and conditions of an applicable double taxation treaty. See "Taxation – Swiss Taxation" below. Swiss regulations do not generally contain any specific restrictions on the payment of dividends to non-residents of Switzerland.

Any cash dividends will be declared and paid by the Company in Swiss francs.

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for Swiss francs, expressed in Swiss francs per United States dollar. On 3 May, 2000, the Noon Buying Rate was CHF 1.7369 =USD 1.00.

	CHF per USD 1.00			
	High	**Low**	**Average[(1)]**	**At Period End**
1997	1.5345	1.3412	1.4502	1.4619
1998	1.5415	1.3107	1.4195	1.3753
1999	1.5970	1.3589	1.5031	1.5907
2000 (through 3 May)	1.7369	1.5540	1.6882	1.7369

(1) Average of the Noon Buying Rates for the last business day of each full month in the period, except for the month of May 2000, for which the date is 3 May, 2000.

THE SWX SWISS EXCHANGE

GENERAL

The Shares will be listed on the SWX. The application was filed by Credit Suisse First Boston. The Company expects that the SWX will remain the principal trading market for the Shares. The Company will be included in the SMI Swiss Market Index outside the regular schedule on the first day of trading.

TRADING ON THE SWX

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Full electronic trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds. The aggregate turnover of the SWX, for equity and debt instruments, as well as for options, was in excess of CHF 1.081 billion in 1999. As of 31 December, 1999, the equity securities of 412 companies, including 173 non-Swiss companies, were listed and traded on the SWX.

Trading on the SWX occurs through a fully integrated trading system covering the entire process from trade order through settlement. Trading begins each business day at 9:00 a.m., Swiss time, and continues until 5:00 p.m., Swiss time. After close of exchange trading, new orders can be entered or deleted until 10:00 p.m. From 6:00 a.m. (the system is not available between 10:00 p.m. and 6:00 a.m.) new entries and inquiries can be made until 9:00 a.m. For the opening phase (starting at 9:00 a.m.), the system closes the order book and starts opening procedures; it establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions will be held to determine the daily closing price for all equity securities traded on the SWX. At the start of the closing auction (shortly before close of trading), the status of all equity order books will change from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction according to rules which are similar to the opening procedure.

Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to the price limit. A round lot of shares currently consists of one share. In general, market orders (orders placed at best price) are executed first, followed by limit orders (orders placed at a price limit). If several orders are listed at the same price, they are executed according to the time of entry. During the trading period, members of the SWX are in principle required to enter all orders in the order books of the exchange and execute them by means of the matcher. Off-exchange transactions are permitted as an exception, if the market value of an order for equity securities exceeds CHF 200,000. Members of the SWX must observe the principle of best execution for any off-exchange transaction during the trading period. Transactions in shares effected by or through members of the SWX are subject to a stock exchange levy (including a Supplementary Federal Banking Commission) of up to 0.02 per cent., calculated on the settlement price.

Banks and brokers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX within 30 minutes. Transaction information is collected, processed and immediately distributed by the SWX.

Transactions outside trading hours must be reported no later than the next opening. The SWX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX data in real time to all subscribers as well as to other information providers such as the Investdata System of Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three days after the trade date. The SWX promotes efficient processing by automatically transmitting transactions to SIS via the SECOM electronic settlement system.

A quotation may be suspended by the SWX if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. Surveillance and monitoring is the responsibility of the SWX as the organizer of the market. The aim of such self-regulation is to ensure fair trading and an orderly market.

MARKET TRANSACTIONS IN THE SHARES

Swiss law limits a company's ability to hold or purchase its own shares. Givaudan may only purchase Shares if it has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the Shares purchased does not exceed 10 per cent. of its nominal share capital. Furthermore, under Swiss law, Givaudan must create a special reserve on its balance sheet in the amount of the purchase price of the acquired Shares. Within these limitations, Givaudan is permitted under Swiss law to purchase and sell its own Shares on the SWX from time to time in order to meet imbalances of supply and demand, to provide liquidity, to modulate swings in the market price of its own Shares or for other purposes.

DESCRIPTION OF THE SPIN-OFF AND RELATIONSHIP WITH ROCHE

Following a strategic analysis of its business, Roche determined to focus primarily on its activities as a research-based healthcare provider. In order to achieve this result, Roche has decided to establish its fragrance and flavour business as an independent company by spinning off Givaudan to the holders of Roche's Bearer Shares and Non-Voting Equity Securities. Following this determination, the Roche Board of Directors, on 4 December, 1999, approved the Spin-off. The holders of Roche's Bearer Shares approved the Spin-off at their annual general meeting on 9 May, 2000. On 8 June, 2000, holders of Roche's Bearer Shares and Non-Voting Equity Securities will receive one Share per Bearer Share or Non-Voting Equity Security.

REASONS FOR THE SPIN-OFF

The Spin-off of the fragrance and flavour business will allow a continued streamlining of both Roche and Givaudan. Roche will be able to strengthen its position in the market as a research-based healthcare provider by focusing on its synergistic core competencies of pharmaceuticals, diagnostics, and vitamins. As an independent company, Givaudan will be able to pursue its own long-term goals at the forefront of the fragrance and flavour industry.

Roche and Givaudan operate in different competitive environments. The healthcare industry is regulated to a greater extent and has longer term research and development programmes and product life cycles. The fragrance and flavour industry has shorter product and development cycles and requires relatively quicker responses to a more dynamic market place. As independent organisations, both the Company and Roche will have increased flexibility to adapt to specific market needs. In addition, the Spin-off will provide investors with a choice between two focused companies, each addressing a market with different characteristics.

SPIN-OFF PROCEDURE

General

The Spin-off involves the separation of Roche's fragrance and flavour business from Roche through the distribution of a special dividend to the holders of Roche's Bearer Shares and Non-Voting Equity Securities. This distribution will consist of a special dividend of CHF 15.39, which includes the CHF 10 nominal value of the Shares and the value of the cash paid directly by Roche to the Swiss tax authorities in order to satisfy the liability for Swiss withholding tax of CHF 5.39 on the distribution. Holders of Roche's Bearer Shares and Non-Voting Equity Securities will receive one Share per Bearer Share or Non-Voting Equity Security.

American Depository Receipts

Holders of Roche's American Depository Receipts ("ADRs") will not receive Shares. Instead, the depository bank will receive the Shares and will in turn arrange for their sale and distribute the net cash proceeds to holders of ADRs as soon as is practicable. There are no plans to create an ADR programme for the Shares after the Spin-off.

Spin-off Agreement

The Spin-off Agreement dated 8 May, 2000 between Roche and the Company contains the following key elements:

Definition of the Givaudan Business and Separation from the Roche Business

The "Givaudan Business" means all assets and liabilities, rights and obligations exclusively or primarily pertaining to the fragrance and flavour business as currently conducted and reflected in Givaudan's historical combined financial statements for the year ended 31 December, 1999.

In particular, the Givaudan Business consists of:

(1) the legal and/or beneficial interest directly or indirectly held by Roche in currently existing companies that will be affiliates of Givaudan after the Spin-off;

(2) the legal and/or beneficial interest directly or indirectly held by Roche in companies to be established in connection with the Spin-off that will be affiliates of Givaudan after the Spin-off;

(3) all assets and liabilities, rights and obligations exclusively or primarily pertaining to the fragrance and flavour business currently conducted by Roche affiliates other than those that will be affiliates of Givaudan after the Spin-off; and

(4) the intellectual property pertaining to the Givaudan Business.

Transfers necessary to separate the Givaudan Business from Roche will be effected by way of (i) contributions in kind or (ii) purchase and sale agreements, to the extent possible and reasonable under applicable tax laws. Roche and Givaudan acknowledge that the intellectual property rights pertaining to the Givaudan Business are already held by Givaudan. No transfer from Roche to Givaudan in connection with the Spin-off is necessary. Roche will also transfer to Givaudan appropriate assets and/or eliminate net debts of Givaudan to Roche so as to provide Givaudan with liquid and other funds as well as equity as stated in Givaudan's pro forma combined balance sheet at 31 December, 1999. The operating results and associated net cash flows of the Givaudan Business from and after 1 January, 2000 will be attributed to Givaudan.

In connection with the separation of the Givaudan Business in Canada, Roche will indirectly retain preference shares with a value of approximately 12 million Canadian dollars in a Canadian affiliate of Givaudan. The Givaudan affiliate is obligated to use all reasonable efforts to redeem those shares by 15 January, 2004.

Roche and the Company have undertaken in the Spin-off Agreement to use their reasonable best efforts to separate the Givaudan Business from Roche no later than 8 June, 2000 (the "Closing Date"). If, however, the transfers have not been effected by the Closing Date, Roche undertakes to hold all parts of the Givaudan Business supposed to be transferred to Givaudan on a fiduciary basis during a transition period (the "Fiduciary Business"). Roche will continue to run the Fiduciary Business in the ordinary course as currently conducted with the same care it exercises in its own affairs and for the full economic benefit and risk of Givaudan (including tax effects). Roche will transfer any net benefit after tax it draws from the Fiduciary Business after the Closing Date as soon as legally posssible to Givaudan. Roche further undertakes to act according to instructions made by Givaudan, provided that such instructions are within the limits of any applicable law

and do not, according to reasonable judgement, have an adverse impact on Roche. Givaudan undertakes to reimburse Roche for all expenses Roche incurs in connection with the holding of the Fiduciary Business and to pay Roche an arms-length fee for activities not otherwise compensated in connection with holding of the Fiduciary Business. Both parties will co-operate to effect the transfer of all parts of the Fiduciary Business as soon as possible. Once any of the Fiduciary Business becomes transferable, Roche will transfer it immediately and Givaudan undertakes to accept the transfer. Upon transfer, the fiduciary relationship with respect to that part of the Fiduciary Business will terminate immediately.

If a part of the Fiduciary Business cannot be transferred, and if not otherwise provided for in the Spin-Off Agreement, Roche and Givaudan will negotiate an alternative structure with economic effects that approximate as closely as possible transfer of ownership. If and to the exent that such an alternative structure is not possible, Roche undertakes to indemnify Givaudan by an amount based on the value of the relevant part of the Fiduciary Business as reflected in Givaudan's pro forma combined balance sheet at 31 December, 1999, together with any economic benefit derived from that part of the Fiduciary Business after 31 December, 1999, to the extent that Givaudan has not already received payment for that benefit. If such a part of the Fiduciary Business has incurred losses, Givaudan will indemnify and hold Roche harmless from those losses.

Each party assumes responsibility for and the liabilities and risks pertaining to its own past, present and future business. Each party will indemnify the other for risks and third-party claims relating to its business but materialising in or being brought against the other party.
In particular, Roche will indemnify and hold Givaudan harmless against any and all claims made against Givaudan not relating to the Givaudan Business but to Roche's other businesses, whether such issues arose before or after the signing of the Spin-off Agreement, and for the costs and taxes to be borne by Roche pursuant to the Spin-off Agreement. Givaudan will indemnify and hold Roche harmless against any and all claims made against Roche relating to the Givaudan Business, whether such issues arose before or after the signing of the Spin-off Agreement, and for the costs and taxes to be borne by Givaudan pursuant to the Spin-off Agreement. The parties also undertake generally to co-operate in order to safeguard their interests vis-à-vis third parties, including tax and other authorities (e.g. in order to reclaim withholding taxes).

Employment Issues
Subject to particular agreements executed in connection with the Spin-off, the parties agree to transfer the employment agreements of employees currently employed by Roche affiliates on behalf of Givaudan or a Givaudan affiliate.

The parties acknowledge that Givaudan as a general rule already has separate pension plans, with respect to which no action is required in connection with the Spin-off, although special arrangements have been made for the funding and management of Givaudan's United States pension plans. Exceptionally, necessary transfers of employees from one pension plan to another will be made as specifically agreed between the parties and in accordance with applicable laws and regulations.

Environmental Matters
Givaudan will assume the complete handling of all currently pending and potential future environmental matters relating to the Givaudan Business. Givaudan will be solely responsible for the management and defence of these matters and will indemnify and hold Roche harmless from all related claims. Roche will transfer all relevant files to Givaudan, except for files also relevant to other matters or which Roche needs to retain for its own purposes, in which case Roche will transfer copies thereof to Givaudan (except Roche business secrets).

Upon request, Roche will assist Givaudan free of charge in managing such environmental matters by putting at Givaudan's disposal those Roche employees, and, to the extent reasonably possible, those retired or former Roche employees, who have special knowledge, be it technical, historical or otherwise, of these matters.

Insurance
Until 31 December, 2000, Givaudan will remain covered under the Roche umbrella insurance for general and product liability as well as property coverage insurance. Roche will charge Givaudan for insurance coverage premiums and insurance management in accordance with previous/present practice, such fees being calculated on an arms-length basis. Givaudan will maintain safety and damage prevention standards fully commensurate with the relevant Roche standards.

Givaudan will define its insurance policy and procure its own insurance coverage, separate from Roche, for the period beginning on 1 January, 2001. Upon request, Roche will assist Givaudan in procuring its own insurance by, among other things, negotiating with insurance companies.

Until 31 December, 2000, Givaudan will also remain covered under certain insurance arrangements relating to export from Singapore. Givaudan will be charged by Roche for this insurance coverage in accordance with previous practice, and will enter into its own separate export insurance arrangements for the period beginning on 1 January, 2001.

Guarantees and Similar Instruments
Givaudan undertakes to assume by the Closing Date all guarantees, letters of comfort and undertakings of a similar nature for the benefit of all Givaudan affiliates, as well as negotiate the replacement of such Roche instruments for the benefit of Givaudan itself, if any, with arrangements not involving Roche.

To the extent that the assumption of these guarantees, letters of comfort or similar undertakings is not feasible by the Closing Date, Givaudan agrees to hold Roche harmless for all payments that Roche may have to make to third parties under such guarantees, letters of comfort or similar undertakings. In addition, Givaudan will use its reasonable best efforts to cause third parties to approve such transfers as expediently as possible. Until the transfer of the guarantees, letters of comfort or similar undertakings, Givaudan agrees to pay to Roche starting on the Closing Date interest in the amount of one per cent. p.a. on the then still guaranteed amounts. Roche undertakes to keep up such guarantees until the transfer to Givaudan has occurred.

Treasury Arrangements

Any loans extended by Roche to Givaudan, or by Givaudan to Roche, will in principle be reimbursed, unless otherwise provided for in the Spin-off Agreement. If in certain cases such reimbursement is not possible, Roche or Givaudan, as the case may be, will continue to provide such financing in accordance with prevailing market conditions, but such continued financing will be replaced as soon as possible.

Givaudan acknowledges that as of the Closing Date a bank or financial institution that financed Givaudan before the Spin-off may wish to withdraw such financing because Givaudan is no longer an affiliate of Roche. In such a case, Givaudan will make reasonable best efforts to release such a bank or financial institution of its obligation to Givaudan or to reimburse it.

Information Technology Networks

Givaudan will be entitled to use Roche's information technology networks for the purposes of electronic business communications until 31 December, 2000, at the latest, pursuant to existing service contracts. Roche will charge Givaudan for this use in accordance with these contracts. Givaudan will also pay for any additional third party fees or surcharges relating to Givaudan's use of Roche's information technology networks, including those due to the Spin-off and Givaudan's existence as an independent company. Givaudan will be entitled to terminate the existing service contracts with Roche at any time between 30 September and 31 December, 2000, provided that Givaudan has already established its own information technology networks and that Roche is able to downsize the network capacity and topology for such an early termination date.

Givaudan will establish its own information technology networks and related network services, separate from Roche, by 30 September, 2000 at the earliest and 31 December, 2000 at the latest. The Roche information technology organisation will use reasonable efforts to support Givaudan in the establishment of these networks and services. Terminations or changes of third party network services related to the Spin-off must be coordinated through the joint network Spin-off project team of Roche and Givaudan.

Headquarters Transition Services

Roche may provide toxicology testing services to Givaudan pursuant to a separate agreement to be negotiated. Roche and Givaudan may also provide to each other mutual access to development data bases pursuant to a separate agreement to be negotiated. Givaudan will also be entitled to use the following additional headquarter transition services currently provided by Roche:

- group accounting and external reporting services as per a separate agreement;
- patents and trademarks administration;
- access to research databases and documentation systems; and
- administrative and general.

Subject to specific agreements, Roche will be obligated to provide these additional headquarters transition services until 31 December, 2000, at the latest. Givaudan may discontinue to use any of these services upon giving three months prior written notice.

Subject to specific agreements, Givaudan will compensate Roche for these additional headquarters transition services on a full cost basis, plus an arms-length profit margin.

Local Transition Cooperation and Services

Roche and Givaudan may enter into local transition cooperation and services agreements for the purposes listed below. Upon Givaudan's request, Roche will enter into such agreements for services necessary for the operation of the Givaudan Business, if Givaudan has been obtaining these services from Roche before the Spin-off and is reasonably unable to assume such activities itself or obtain them from third parties by the Closing Date:

- agency services;
- distribution services;
- marketing and sales services;
- warehousing;
- finance management;
- human resources, pension plan and other benefit management;
- information technology;
- administrative and general management services;
- rent arrangement for land and/or premises; and
- utilities, premises and facilities management.

The specific local transition cooperation and services agreements will be negotiated and executed locally between the Roche affiliates and the Givaudan affiliates concerned, provided that all terms of such local agreements will be at arms-length, last until 31 December, 2000 at the latest and comply with the framework agreed to by Roche and Givaudan. Givaudan may discontinue to use any of these services upon three months' written notice.

The parties or their affiliates may agree to provide services after the term of these local agreements has expired. The terms and conditions of such future agreements will be negotiated separately.

Future Co-operation

Roche and Givaudan will enter into a Research and Collaboration Agreement for the purpose of developing a functional and reliable chemosensory receptor expression system that qualifies to be used in high-throughput screening (HTS), including the cloning of putative taste receptor genes.

Givaudan will manufacture in its plant in Lyon, France and supply to Roche aldehydes for the manufacture of XENICAL (orlistat) pursuant to a separate agreement.

Roche will supply to Givaudan certain fragrance ingredients pursuant to a separate agreement.

Roche and Givaudan will enter into an amendment of their existing cosmetics distribution agreement or a new cosmetics distribution agreement.

Taxes and Costs in Connection with the Spin-off

Givaudan will bear the Swiss stamp duty in connection with the Spin-off in the amount of one per cent. of the average market capitalisation of the Shares during the first 30 days after listing. Roche will bear all other taxes with regard to the Spin-off, if any.

Each party will bear its internal costs in connection with the Spin-off, entering into the Spin-off Agreement and the transactions contemplated thereby.

Each party will bear its cost for the transfers contemplated by the Spin-off Agreement. Givaudan will bear the cost of its new logo, the change of its and its affiliates' names, changes to the boards of directors of Givaudan and its affiliates and the cost of the external audit/review relating to the Spin-off. Roche will bear the cost of the distribution of the Givaudan Shares to the holders of Roche's Bearer Shares and Non-Voting Equity Securities, the listing of Givaudan on the SWX, as well as the cost of the investment bank and law firms engaged for the Spin-off.

For a summary of certain Swiss and United States tax considerations that may be relevant to the Spin-off, see "Taxation" below.

Conditions for Effectiveness and Consummation

The effectiveness of the Spin-off Agreement and the consummation of the Spin-off are conditional upon the approval of the special dividend distribution of Shares by the Roche annual general shareholders' meeting of 9 May, 2000.

CAPITALISATION

The following table sets forth the total combined capitalisation of the Company at 31 December, 1999 (i) on a historical basis as reflected in the Historical Combined Financial Statements and (ii) on a pro forma basis to reflect the effects of the Spin-off as reflected in the Pro Forma Combined Financial Statements assuming the Spin-off had occurred on 1 January, 1999. See "Pro Forma Combined Financial Statements" for a description of the relevant pro forma adjustments.

	As at 31 December, 1999		
	Actual	Adjustments	Pro Forma
	in millions of CHF		
Cash and marketable securities	115	100	215
Current balances due from Roche companies	220	(220)	—
Non-current balances due from Roche companies	52	(52)	—
	387	(172)	215
Share capital	6	80	86
Retained earnings and reserves	817	1,763	2,580
Cumulative translation differences	(92)	—	(92)
Total equity	731	1,843	2,574
Long-term debt	14	—	14
Non-current balances due to Roche companies	1,671	(1,671)	—
Short-term debt	505	(105)	400
Current balances due to Roche companies	239	(239)	—
Total Capitalisation	3,160	(172)	2,988

SELECTED FINANCIAL INFORMATION

HISTORICAL

The selected historical financial data presented below in accordance with IAS as of and for the three years ended 31 December, 1997, 1998 and 1999 have been extracted from, or are derived from, the Historical Combined Financial Statements of the Givaudan Group, audited by PricewaterhouseCoopers SA, which appear elsewhere in this Listing Prospectus. The selected historical financial data set forth below should be read in conjunction with and are qualified in their entirety by reference to the Historical Combined Financial Statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Givaudan prepares its financial statements and prepared the Historical Combined Financial Statements in accordance with IAS. For a description of Givaudan's accounting policies, see the notes to the Historical Combined Financial Statements. IAS differs in certain significant respects from U.S. GAAP. For a discussion of certain significant differences between IAS and U.S. GAAP, see "Summary of Significant Differences Between International Accounting Standards and U.S. GAAP."

	Year Ended 31 December,			
	1997	1998	1999	1999
	CHF	CHF	CHF	USD(1)
	in millions			
Historical Combined Income Statement and Other Data:				
Sales	2,013	2,108	2,231	1,342
Cost of sales	(1,170)	(1,151)	(1,166)	(701)
Gross profit	843	957	1,065	640
Marketing, development and distribution expenses	(434)	(465)	(486)	(292)
Administration expenses	(78)	(78)	(72)	(43)
Amortisation of intangible assets	(68)	(59)	(62)	(37)
Other operating expenses, net	(80)	(92)	(48)	(29)
Restructuring charges	(120)	—	—	—
Operating profit	63	263	397	239
Financial income (expense) , net	(82)	(112)	(108)	(65)
Result before taxes	(19)	151	289	174
Income taxes	(61)	(66)	(105)	(63)
Result after taxes	(80)	85	184	111
Adjustment from change in accounting policy	—	—	(2)	1
Net income (loss)	(80)	85	182	109

	Year Ended 31 December,			
	1997	1998	1999	1999
	CHF	CHF	CHF	USD[1]
		in millions		
EBITDA[2]	214	390	524	315
Total cash flows from operating activities	395	314	291	175
Total cash flows (for) from financing activities	610	(147)	(146)	(88)
Total cash flows for investing activities	(974)	(151)	(124)	(75)
Gross profit margin (per cent.)	41.9	45.4	47.7	47.7
Operating profit margin (per cent.)	3.1	12.5	17.8	17.8

	As at 31 December,			
	1997	1998	1999	1999
	CHF	CHF	CHF	USD[1]
		in millions		
Historical Combined Balance Sheet Data:				
Total long-term assets	2,187	2,160	2,427	1,459
Total current assets	907	938	1,302	783
Total assets	3,094	3,098	3,729	2,242
Total equity	552	557	731	440
Total non-current liabilities	1,862	1,744	1,896	1,140
Total current liabilities	680	797	1,102	663
Total equity and liabilities	3,094	3,098	3,729	2,242

(1) CHF amounts have been translated solely for the convenience of the reader into USD amounts using the Noon Buying Rate for CHF in effect on 31 March, 2000 of USD 1 = CHF 1.663.

(2) EBITDA means earnings before interest, tax, depreciation and amortisation.

PRO FORMA

The selected pro forma financial data presented below as of and for the year ended 31 December, 1999 have been extracted from, or are derived from, the unaudited Pro Forma Combined Financial Statements, which have been reviewed by PricewaterhouseCoopers SA and appear elsewhere in this Listing Prospectus. The selected pro forma financial data set forth below should be read in conjunction with and are qualified in their entirety by reference to the unaudited Pro Forma Combined Financial Statements (including the notes thereto). The unaudited Pro Forma Combined Financial Statements reflect pro forma adjustments to the audited Historical Combined Financial Statements for 1999 to reflect the effects of the Spin-off as if it had occurred on 1 January, 1999.

The adjustments to the historical combined income statement data for 1999 include: (i) an increase of CHF 8 million in administration expenses reflecting the estimated additional costs of being an independent publicly held company; (ii) a decrease of CHF 87 million in net financial expense reflecting an estimated decrease in interest expense as a result of repayments of certain short term debt and of balances due to Roche companies; (iii) an increase of CHF 29 million in income tax expense reflecting an increase in income taxes due to the adjustments described in (i) and (ii) above; and (iv) an increase of CHF 50 million in net income to reflect the impact of all three of these pro forma adjustments. For a more detailed description of these adjustments, as well as others not discussed here, see the notes to the unaudited Pro Forma Combined Financial Statements that appear elsewhere in this Listing Prospectus.

This pro forma financial data does not include the effects of costs to be incurred by Givaudan to effect the Spin-off because these costs are one-time charges which will occur in 2000 in connection with the Spin-off.

The unaudited Pro Forma Combined Financial Statements are provided for information purposes only and do not purport to represent what Givaudan's results of operations or financial condition would actually have been if these transactions in fact had occurred on the relevant dates, or to project Givaudan's results of operations or financial condition for any future period.

Pro Forma Combined Income Statement and Other Data:	Actual CHF	Adjustments CHF	Pro Forma CHF	Pro Forma USD[1]
	Year Ended 31 December, 1999			
		in millions		
Sales	2,231	—	2,231	1,342
Cost of sales	(1,166)	—	(1,166)	(701)
Gross profit	1,065	—	1,065	640
Marketing, development and distribution expenses	(486)	—	(486)	(292)
Administration expenses	(72)	(8)	(80)	(48)
Amortisation of intangible assets	(62)	—	(62)	(37)
Other operating expenses, net	(48)	—	(48)	(29)
Operating profit	397[2]	(8)	389	234
Financial income (expense), net	(108)	87	(21)	(13)
Result before taxes	289	79	368	221
Income taxes	(105)	(29)	(134)	(81)
Result after taxes	184	50	234	141
Adjustment from change in accounting policy	(2)	—	(2)	(1)
Net income	182	50	232	140
Earnings per Share (CHF per Share)[3]	30,333	—	26.90	16.18
EBITDA[4]	524	(8)	516	310
Total cash flows from operating activities	291	(56)	235	141
Total cash flows (for) from financing activities	(146)	156	10	6
Total cash flows for investing activities	(124)	—	(124)	(75)

	As at 31 December, 1999			
	Actual CHF	Adjustments CHF in millions	Pro Forma CHF	Pro Forma USD[1]
Pro Forma Combined Balance Sheet Data:				
Total long-term assets	2,427	(52)	2,375	1,428
Total current assets	1,302	(120)	1,182	711
Total assets	3,729	(172)	3,557	2,139
Total equity	731	1,843	2,574	1,548
Total non-current liabilities	1,896	(1,671)	225	135
Total current liabilities	1,102	(344)	758	456
Total equity and liabilities	3,729	(172)	3,557	2,139

(1) CHF amounts have been translated solely for the convenience of the reader into USD amounts using the Noon Buying Rate for CHF in effect on 31 March, 2000 of USD 1.00 = CHF 1.663.

(2) Had it been assumed that the transactions occurred on 1 January, 1998 on a comparable basis, the operating profit for the year ended 31 December, 1998 would have amounted to CHF 255 million.

(3) The historical earnings per share reflect a share capital of 6,000 shares before the share split and the capital increase. The pro forma earnings per Share reflect a share capital of 8,625,627 Shares after the share split and the capital increase.

(4) EBITDA means earnings before interest, tax, depreciation and amortisation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on and should be read in conjunction with the Selected Financial Information and the audited Historical Combined Financial Statements appearing elsewhere in this Listing Prospectus. In addition, portions of the following discussion are based on the unaudited Pro Forma Combined Financial Statements appearing elsewhere in this Listing Prospectus.

OVERVIEW

Givaudan is one of the world's leading creators and manufacturers of fragrance and flavour compounds, which impart fragrance and flavour in a wide variety of goods. The Company sells its fragrance compounds to manufacturers of fine fragrances and consumer goods and sells its flavour compounds to manufacturers of beverages, prepared foods, and other products. Givaudan produces thousands of fragrance and flavour compounds, sold in solid and liquid form, and in quantities ranging from a few pounds to several tonnes, depending on the nature of the end product in which the compounds will be used. These compounds typically contain large numbers of ingredients, blended using formulas created by Givaudan's perfumers and flavourists. The ingredients are both natural and synthetic, and are either purchased or manufactured by Givaudan itself.

Givaudan is continuously in the process of creating new fragrances and flavours to meet the changing demands of the consumer marketplace. This involves considerable creative and technical expertise and requires substantial investment in product development and research. Givaudan's scientists conduct fundamental research not only in connection with the development of new fragrances and flavours but also on the human senses of smell and taste. This research has permitted Givaudan to patent new molecules and delivery systems, both of which significantly increase the performance of its products, and to develop a group of proprietary sensory measurement devices, such as the Cascade Olfactometer and the Virtual Aroma Synthesizer, which allow Givaudan to approach the creation of fragrance and flavour compounds with increasing objectivity and sophistication.

Givaudan operates on a global basis. Givaudan maintains its own sales and marketing presence in 35 countries and uses sales agents or distributors in 69 additional countries. Givaudan has manufacturing facilities in all of its major markets. Givaudan expects that the global market for fragrances and flavours will grow at an annual rate of approximately two to three per cent. over the next several years, with the flavour market projected to grow somewhat faster than the fragrance market, and with emerging markets in China, India and Latin America projected to grow significantly faster than the mature European and North American markets. This geographical factor is reflected in the Company's sales, which increased by CHF 123 million or 5.8 per cent. from CHF 2,108 million in 1998 to CHF 2,231 million in 1999, and in local currency terms increased by 3.0 per cent. over this period. In both the fragrance and the flavour division, it was strong sales growth in the Asia Pacific region that was the main contributor to the increase. The cost of sales has grown at a slower rate than the growth in sales which has permitted improvements in the gross margin. This is largely due to the fact that Givaudan continues to refine its purchasing and manufacturing processes, purchasing fewer products from a smaller number of global suppliers and streamlining and rationalising its in-house ingredients production.

Changes in the fragrance and flavour marketplace drive the most significant present and future operating expenses for Givaudan – those related to marketing, development and distribution. Although the aggregate demand for products utilising fragrances and flavours is experiencing only modest growth, consumer tastes for particular products are changing more rapidly, and Givaudan must respond by creating new fragrances and flavours at a faster pace. In addition, Givaudan is under considerable price pressure, particularly from its large international customers. The principal way in which Givaudan can respond to these two pressures is through innovative product development and research. Product development and research form a considerable part of the Company's marketing, development and distribution expenses, and Givaudan anticipates continuing to invest in this area in the future. With respect to marketing and distribution, expenses have also increased because Givaudan's customers now require more significant sales and marketing support for products that are frequently rolled out on a regional or global basis over a very short period of time. In this context, it is very important to be on customers' "core lists", the lists of suppliers they turn to for particular products or product types. The cultivation of the long-term relationships that these "core lists" imply is another reason for the increasing marketing and distribution expenses incurred by Givaudan. Once again, Givaudan anticipates that these expenses will continue to increase in the future.

The fragrance and flavour market is, apart from the top tier of competitors, very fragmented, and it is possible for incumbents to grow by acquisition. In 1997, Givaudan acquired the primarily North America-based flavour company, Tastemaker, which created synergies that helped flavour sales and profit growth substantially, particularly in North America. In connection with this acquisition, Givaudan took a one-time restructuring charge of CHF 120 million in 1997. This acquisition continued to have an impact on the Company's results of operations in 1998 and 1999.

A substantial portion of Givaudan's assets and liabilities are located, and its operations, purchases of raw materials, and sales are conducted, in various countries outside Switzerland and in various currencies other than the Swiss franc. In particular, a substantial amount of Givaudan's net sales in 1999, as well as related expenses, were denominated in the United States dollar, the Euro-related currencies and the Japanese yen. To manage these exposures to foreign exchange rate fluctuations, Givaudan continually monitors its exposure to currency risk and pursues a systematic foreign exchange risk management policy. Givaudan does not, however, hedge individual transactions, but rather uses financial derivative instruments to hedge a certain portion of its overall foreign currency exposure. Givaudan also does not hedge against any translation risks associated with its financial reporting in Swiss francs. See Note 3 to the Historical Combined Financial Statements contained in this Listing Prospectus.

BUSINESS SEGMENTS

Givaudan organises and manages its business in two segments: the fragrance division and the flavour division. This organisational structure reflects the fact that the business segments operate in distinct markets that are characterised by different customers, economic and competitive developments and factors affecting growth and profitability. Under IAS, Givaudan reports its operating results according to these two segments. Consequently, the following discussion compares Givaudan's results of operations for the years 1997, 1998 and 1999 both at the group level and the level of each of the fragrance and flavour divisions.

SALES, EBITDA, AND OPERATING PROFIT BY BUSINESS SEGMENT

The following table sets forth sales, EBITDA and operating profit by business segment for each of the years ended 31 December, 1997, 1998 and 1999.

	Fragrances Year Ended 31 December,			Flavours Year Ended 31 December,		
	1997	1998	1999	1997	1998	1999
	in millions of CHF					
Sales	1,068	1,047	1,095	945	1,061	1,136
EBITDA	146	148	225	68	242	299
Operating profit (loss)	97	112	190	(34)	151	207

SALES BY REGION

The following table provides a geographic breakdown of combined sales for 1997, 1998 and 1999.

	Year Ended 31 December,		
	1997	1998	1999
	in millions of CHF		
Europe, Africa, and Middle East	799	821	862
United States/Canada	689	759	757
Latin America	211	230	236
Asia Pacific	314	298	376
Total	2,013	2,108	2,231

Sales by region are calculated on the basis of the destination of products sold. See Note 4 to the Historical Combined Financial Statements.

RESULTS OF OPERATIONS EXPRESSED AS PERCENTAGE OF SALES

The following table sets forth Givaudan's results of operations as a percentage of sales for the years ended 31 December, 1997, 1998 and 1999.

	Year Ended 31 December,		
	1997	**1998**	**1999**
	per cent. of sales		
Sales	100.0	100.0	100.0
Cost of sales	(58.1)	(54.6)	(52.3)
Gross profit	41.9	45.4	47.7
Marketing, development and distribution expenses	(21.6)	(22.1)	(21.8)
Administration expenses	(3.9)	(3.7)	(3.2)
Amortisation of intangible assets	(3.4)	(2.8)	(2.8)
Other operating expenses, net	(4.0)	(4.4)	(2.2)
Restructuring charges	(6.0)	—	—
Total expenses	(38.7)	(32.9)	(29.9)
Operating profit	3.1	12.5	17.8
Financial income (expenses), net	(4.1)	(5.3)	(4.8)
Result before taxes	(0.9)	7.2	13.0
Income taxes	(3.0)	(3.1)	(4.7)
Result after taxes	(4.0)	4.0	8.2
Adjustment from change in accounting policy	—	—	(0.1)
Net income (loss)	(4.0)	4.0	8.2

YEAR ENDED 31 DECEMBER, 1999 COMPARED WITH YEAR ENDED 31 DECEMBER, 1998

Sales

Fragrance sales increased by CHF 48 million or 4.6 per cent. from CHF 1,047 million in 1998 to CHF 1,095 million in 1999. In local currency terms, sales increased by 2.4 per cent. from 1998 to 1999. Geographically, strong sales growth in the Asia Pacific region was the main contributor to the increase, reflecting the general economic recovery in many of those markets, as well as the Company's build-up of production and sales and marketing in that region. Consumer products accounted for most of the growth in fragrance sales, which reflected increased sales to several key accounts and the achievement of "core list" status with certain existing global customers. Ingredients showed significant sales growth from 1998 to 1999, reflecting overall economic growth. The sales increases in consumer products and ingredients were offset partially by lower sales volume for fine fragrances as a result of fewer launches in a competitive market.

Flavour division sales increased by CHF 75 million or 7.1 per cent. from CHF 1,061 million in 1998 to CHF 1,136 million in 1999. In local currency terms, sales increased by 3.4 per cent. from 1998 to 1999. On a regional basis, Asia Pacific accounted for the greatest portion of increased sales, again reflecting the general economic recovery in that region, with less robust growth recorded in Europe, Africa and the Middle East. Sales in USA/Canada and Latin America were stable, reflecting mainly fewer new product launches by customers in the United States and the continued economic downturn in Brazil. On a market segment basis, beverages and savoury products accounted for the greatest portion of the sales increase, but dairy also recorded sales growth.

Cost of Sales

Cost of sales includes the material costs of goods sold, as well as the full costs of all functions related to manufacturing, material procurement and logistics. The full cost concept takes into account direct expenses, depreciation expenses, production service costs (e. g. energy and waste disposal) and part of the indirect costs of support functions (e.g. engineering, safety and environmental protection and information technology). Cost of sales increased by CHF 15 million or 1.3 per cent. from CHF 1,151 million in 1998 to CHF 1,166 million in 1999, despite the even greater increase in sales. In the fragrance division, cost of sales benefited from process improvements for fragrance ingredients manufactured in-house as well as lower purchase prices for various raw materials. In the flavour division, the improvement in cost of sales relative to sales reflected both lower prices for raw materials and efforts to shift toward global purchasing of raw materials and reduce the number of suppliers. To a lesser degree, lower costs resulting from improved production efficiencies in the Americas were also a factor.

Gross Profit

For the reasons described above, gross profit increased by CHF 108 million or 11.3 per cent. from CHF 957 million in 1998 to CHF 1,065 million in 1999. The gross margin increased from 45.4 per cent. to 47.7 per cent. The improvement in the gross margin was relatively greater in the fragrance division than in the flavour division, although historically fragrance division gross margins have tended to be somewhat lower than those in the flavour division, mainly due to a different product mix. As a general matter, an improved product mix in both divisions also contributed to margin growth, both by helping to increase sales and at the same time controlling the related costs.

Marketing, Development and Distribution Expenses

Marketing, development and distribution expenses include two main types of expenses. First, there is the full cost of all those organisational units whose activities are to sell and distribute products and services in the market, such as sales forces, marketing units, product management, sales order management, as well as warehousing, picking, shipping and transport of the finished goods to the customers. Full costs include both direct expenses and part of the indirect costs of support functions (i.e. information technology, personnel and general services). Second, there is the full cost of all product development and research activities, such as creation and evaluation of new products, application laboratories, process development units and basic research activities (molecular research, technology and innovation). Full costs include both direct expenses and part of the indirect costs of support functions (i.e. information technology, personnel and general services).

Marketing, development and distribution expenses increased by CHF 21 million or 4.5 per cent. from CHF 465 million in 1998 to CHF 486 million in 1999, reflecting increased sales and the growing need to supply global product support and "total solutions" to customers. The increase also reflects the Company's continuing commitment to product development and research. Givaudan anticipates increased product development and research expenditures in future periods in order to maintain and enhance its competitive position.

Administration Expenses

Administration expenses include the full cost of executive and control functions, as well as the organisational units devoted to legal services, insurance, finance, accounting and controlling. Full costs include both direct expenses and part of the indirect costs of support functions (i.e. information technology, personnel and general services). Administration expenses decreased by CHF 6 million or 7.7 per cent. from CHF 78 million in 1998 to CHF 72 million in 1999. This reflects the successful implementation of various efficiency improvement projects. Givaudan anticipates added administration expenses in connection with the Spin-off. See "Selected Pro Forma Financial Information."

Amortisation of Intangible Assets

Amortisation of intangible assets consists only of goodwill, the largest component of which relates to the Tastemaker acquisition, which is being amortised on a straight-line basis over 20 years. Amortisation of intangible assets increased by CHF 3 million or 5.1 per cent. from CHF 59 million in 1998 to CHF 62 million in 1999. This increase was due only to the impact of the depreciation of the Swiss franc, mainly against the U.S. dollar, which increased the Swiss franc value of the U.S. dollar portion of the goodwill associated with the acquisition of North American-based Tastemaker.

Other Operating Expenses, Net

In the periods presented, other net operating expenses include primarily losses recognised on the disposition of assets and non-recurring rationalisation measures, as well as expenses incurred in connection with Year 2000 remediation, including a major upgrade of the Company's Enterprise Resource Planning system. Other net operating expenses decreased by CHF 44 million from CHF 92 million in 1998 to CHF 48 million in 1999, reflecting the combined effect of various offsetting factors: decreased spending on Year 2000 matters, the completion in 1998 of activities connected with the closure of the Clifton, New Jersey plant and the continuing impact of the Company's ongoing rationalisation measures in all areas of operation.

Operating Profit

For the reasons described above, operating profit increased by CHF 134 million or 51.0 per cent. from CHF 263 million in 1998 to CHF 397 million in 1999. This resulted in a strong improvement in operating margin, from 12.5 per cent. to 17.8 per cent.

In the fragrance division, operating profit increased by CHF 78 million or 69.6 per cent. from CHF 112 million in 1998 to CHF 190 million in 1999. This led to a strong improvement in operating margin, from 10.7 per cent. to 17.4 per cent.

In the flavour division, operating profit increased by CHF 56 million or 37.1 per cent. from CHF 151 million 1998 to CHF 207 million in 1999. This also resulted in a strong improvement in operating margin, from 14.2 per cent. to 18.2 per cent.

Financial Income (Expense), Net

Net financial income (expense) consists of interest payable on debts less interest earned on cash balances and other interest bearing assets and related foreign exchange gains and losses. In the periods under review, the bulk of interest expense was payable on obligations to other members of the Roche Group, which generally bore interest at market rates. Net financial expense declined by CHF 4 million from CHF 112 million in 1998 to CHF 108 million in 1999, generally reflecting lower weighted average interest rates partially offset by higher interest-bearing balances.

Income Taxes

Income taxes include all taxes based on taxable income, including withholding taxes payable upon distributions of retained earnings within the Givaudan group. The Company's effective tax rate decreased from 43 per cent. in 1998 to 36 per cent. in 1999 because of the increase in pre-tax profit, which reduced the impact of the non-deductible amortisation of intangible assets. Income taxes increased by CHF 39 million or 59.1 per cent. to CHF 105 million in 1999 from CHF 66 million in 1998, largely reflecting the increase in pre-tax profit.

Changes to Givaudan's capital structure in connection with the Spin-off are expected to result in a decrease in interest expense which will positively impact pre-tax profit. Higher pre-tax profit reduces the impact of the non-deductibility of amortisation of intangible assets. As a result, Givaudan expects a slight decrease in the effective tax rate over the next several years. On a pro forma basis, income taxes were CHF 134 million in 1999, an increase of CHF 29 million over 1999 historical taxes. This increase reflects the decrease in interest expense as a result of the repayment of existing indebtedness in connection with the Spin-off.

Adjustment from Change in Accounting Policy

This item reflected a one-time charge in 1999 of CHF 2 million as a result of Givaudan's adoption of a new IAS accounting policy regarding employee benefits. See Note 6 to the audited Historical Combined Financial Statements.

Net Income

For the reasons discussed above, net income increased by CHF 97 million or 114.1 per cent. from CHF 85 million in 1998 to CHF 182 million in 1999.

YEAR ENDED 31 DECEMBER, 1998 COMPARED WITH YEAR ENDED 31 DECEMBER, 1997

Sales

Sales increased by CHF 95 million or 4.7 per cent. from CHF 2,013 million in 1997 to CHF 2,108 million in 1998. The increase reflected principally the impact of the Tastemaker acquisition in 1997. Givaudan completed the acquisition at the beginning of April 1997 and only consolidated Tastemaker sales for the last nine months of that year. Tastemaker sales for the first three months of 1997 were approximately CHF 110 million. The impact of the Tastemaker acquisition was augmented by the 1997 divestitures of Givaudan's fragrance natural ingredients and "Biocides" businesses, which together had sales of CHF 16 million in 1997. Adjusted for the sales impact of these transactions, sales increased by 0.1 per cent. from 1997 to 1998. In local currency terms, combined sales (including the net impact of acquisitions and divestitures) grew by 9.7 per cent. and by 4.8 per cent. on a comparable basis.

Fragrance division sales decreased by CHF 21 million or 2.0 per cent. from CHF 1,068 million in 1997 to CHF 1,047 million in 1998. As adjusted for divestitures of both the fragrance natural ingredients and "Biocides" businesses, the fragrance division nevertheless recorded a steady growth of 5.0 per cent. when expressed in local currency terms, with sales to key customers well in excess of expectations. Thanks to its success in the broad consumer product areas, accounting for the largest part of the increase, and fine fragrances, where Givaudan was successful, particularly in United States, the company was able to further expand its market share of the global fragrance market.

Flavour division sales increased by CHF 116 million or 12.3 per cent. from CHF 945 million in 1997 to CHF 1,061 million in 1998. As 1998 was the first full year in which sales by Tastemaker, the U.S. flavours manufacturer acquired in April 1997, were consolidated, sales adjusted for this acquisition, and expressed in local currency terms, recorded a growth of 4.5 per cent. In the United States, the growth was driven mainly by sweet goods and beverages, while in Latin America, with the exception of the Brazilian market which was hit by a strong economic downturn, sales grew strongly. Significant sales gains were posted in Europe particularly in beverages. Despite the negative impact of the Russian crisis, growth in Eastern Europe was solid. Sales in most Asia Pacific markets were hurt by the regional economic crisis. As a result, flavour sales were slightly down on 1997 in this region.

Cost of Sales

Cost of sales decreased by CHF 19 million or 1.6 per cent. from CHF 1,170 million in 1997 to CHF 1,151 million in 1998. With respect to the fragrance division, this decrease was due largely to efforts to rationalise production, including the closure of a chemical plant in Clifton, New Jersey. With respect to the flavour division, this decrease was due to lower raw material costs and to cost savings resulting from the integration of Tastemaker. These flavour division savings occurred primarily in the North American, Dutch and Japanese operations.

Gross Profit

For the reasons described above, gross profit increased by CHF 114 million or 13.5 per cent. from CHF 843 million in 1997 to CHF 957 million in 1998. The gross margin improved from 41.9 per cent. to 45.4 per cent. Although both divisions contributed to the improvement in the gross margin, the flavour business benefited from a greater percentage increase in the gross margin than did the fragrance business, mainly as a result of additional synergies linked to the acquisition.

Marketing, Development and Distribution Expenses

Marketing, development and distribution expenses increased by CHF 31 million or 7.1 per cent. from CHF 434 million in 1997 to CHF 465 million in 1998. This increase reflects the increased costs of global customer support in sales and marketing as well as Givaudan's ongoing commitment to product development and research, both augmented by the 1997 acquisition of the flavour company Tastemaker.

Administration Expenses

Administration expenses were largely unchanged from 1997 to 1998.

Amortisation of Intangible Assets

Amortisation of intangible assets decreased by CHF 9 million or 13.2 per cent. from CHF 68 million in 1997 to CHF 59 million in 1998 due to the completion of the amortisation of certain patents and other intellectual property in 1997, partially offset by Tastemaker amortisation over 12 months rather than nine.

Other Operating Expenses, Net

Other net operating expenses increased by CHF 12 million from CHF 80 million in 1997 to CHF 92 million in 1998. In 1997, other net operating expenses consisted principally of a CHF 51.3 million charge taken in connection with the closure of the fragrance division's chemical plant in Clifton, New Jersey as well as CHF 14.7 million in Year 2000-related expenses, which was offset by the gain recognised on the divestment of the fragrance division's "Biocides" businesses. In 1998, the single largest component of other net operating expenses was CHF 35.8 million in Year 2000-related expenses.

Restructuring Charges

Restructuring charges arise from reorganisations of operations and management structure. Restructuring efforts have resulted from the acquisition of Tastemaker: restructuring charges of CHF 120 million were recognised in 1997 relating to the closure of duplicate facilities and severance benefits payable to redundant personnel terminated after completion of the acquisition. The restructuring program was completed during 1998 in line with expectations.

Operating Profit

For the reasons described above, excluding restructuring charges, operating profit increased by CHF 80 million or 43.7 per cent. from CHF 183 million in 1997 to CHF 263 million in 1998. This resulted in an improvement in operating margin from 9.1 per cent. to 12.5 per cent.

In the fragrance division, operating profit increased by CHF 15 million or 15.5 per cent. from CHF 97 million in 1997 to CHF 112 million in 1998. This resulted in an improvement in operating margin from 9.1 per cent. to 10.7 per cent.

Excluding restructuring charges, in the flavour division operating profit increased by CHF 65 million or 75.6 per cent. from CHF 86 million in 1997 to CHF 151 million in 1998. This resulted in an improvement in operating margin from 9.1 per cent. to 14.2 per cent.

Financial Income (Expense), Net

Net financial expense in 1998 increased by CHF 30 million or 36.6 per cent. from CHF 82 million in 1997 to CHF 112 million in 1998, primarily reflecting increased debt outstanding and higher average interest rates.

Income Taxes

Income taxes increased by CHF 5 million or 8.2 per cent. from CHF 61 million in 1997 to CHF 66 million in 1998, mainly reflecting improved operating profit.

Net Income

For the reasons discussed above, net income increased to CHF 85 million in 1998 from net loss of CHF 80 million in 1997. The difference is largely due to the effect of the 1997 Tastemaker acquisition restructuring charges. Excluding these charges net income increased by CHF 45 million or 112.5 per cent.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of liquidity for Givaudan during the past two years was cash provided by operating activities, which amounted to CHF 291 million in 1999, compared with CHF 314 million in 1998. The decrease in operating cash flow reflected principally increased working capital requirements of CHF 147 million. This was mainly caused by higher receivable balances at 31 December, 1999, and a build-up of inventories in anticipation of Year 2000 requirements. Operating cash flow decreased from CHF 395 million in 1997 to CHF 314 million in 1998, largely reflecting a net decrease of CHF 140 million in working capital mainly as a result of the appreciation of the Swiss franc. The Company's EBITDA has increased steadily from year to year, from CHF 214 million in 1997 to CHF 390 million in 1998 and CHF 524 million in 1999.

Further, in 1997 an additional important source of liquidity was cash provided by financing activities, which amounted to CHF 610 million, as compared with the 1997 cash provided by operating activities of CHF 395 million. The net figure of CHF 610 million is the result of a positive cash flow of CHF 1,486 million in intercompany borrowings within the Roche group, principally to finance the acquisition of Tastemaker.

Cash used in investing activities was fully covered by the cash supplied from operations in the years 1999 and 1998. The decrease in net cash flow for investing activities from CHF 151 million in 1998 to CHF 124 million in 1999 was largely due to higher proceeds from sales of property, plant and equipment in 1999, partially offset by increased additions to property, plant and equipment.

In 1997, the net cash flow for investing activities was CHF 974 million, mainly reflecting cash paid in connection with the Tastemaker acquisition.

Due to the practice of centralised financing within Roche, members of the Roche group have been the major source of financial debt for Givaudan over the last three years. As of 31 December, 1999, Givaudan's financial debt to companies of the Roche group amounted to CHF 1,671 million, or 76.8 per cent. of total financial debt. See "Pro Forma Combined Financial Statements" for the effect of the Spin-off on liquidity and capital resources.

CAPITAL EXPENDITURE

The following table sets forth capital expenditures by business segment for 1997, 1998 and 1999.

	Year Ended 31 December,		
	1997	1998	1999
	in million of CHF		
Business Segment			
Fragrances	41	82	100
Flavours	30	62	65
Total capital expenditure	71	144	165

Capital expenditure increased by CHF 21 million or 14.6 per cent. from CHF 144 million in 1998 to CHF 165 million in 1999. CHF 3 million of this increase related to the flavour division. The fragrance division accounted for the remaining capital expenditure increase of CHF 18 million, primarily in connection with the construction of the new Mount Olive compounding and distribution centre in the United States. Capital expenditure increased by CHF 73 million or 102.8 per cent. from CHF 71 million in 1997 to CHF 144 million in 1998. The fragrance division accounted for CHF 41 million of the total increase, once again primarily in connection with the construction of the Mount Olive centre. The flavour division's capital expenditures relate largely to the consolidation of the Tastemaker acquisition. Although Givaudan will continue to invest in property, plant, and equipment as the need arises, Givaudan anticipates a steady reduction in such expenditures over the next three years. Givaudan does not at present have any plans to make any single investment exceeding CHF 10 million. Givaudan expects that cash flow from operating activities will be more than adequate to cover such projected expenditures.

With respect to both the fragrance and the flavour division, the two largest components of capital expenditures have consistently been building and production-related. At 31 December, 1999, production accounted for 34.1 per cent. and building for 26.4 per cent. of Givaudan's total capital expenditures for the year.

Over the last three years the vast majority of Givaudan's expenditure on property, plant, and equipment has taken place in Europe and North America. At 31 December, 1999, CHF 776 million of Givaudan's total property, plant and equipment was located in these regions. Property, plant and equipment in the Asia Pacific market are typically much smaller, but have begun to increase sharply as economic growth in these regions quickens and as Givaudan implements the first phases of its expansion programme in China and India. At 31 December, 1999, property, plant and equipment located in the Asia Pacific market were CHF 96 million, an increase of CHF 23 million, or 31.5 per cent., from CHF 73 million in 1998.

MARKET RISK

For a discussion of Givaudan's financial risk management, see Note 3 to the Historical Combined Financial Statements contained in this Listing Prospectus.

RECENT DEVELOPMENTS AND OUTLOOK

In the first quarter of 2000, Givaudan's sales grew by 13.0 per cent., or 3.0 per cent. in local currency terms. Both the fragrance and the flavour divisions contributed to this result.

The fragrance division benefited from new project wins in fine fragrances. Sales of fragrance ingredients and in the consumer products area also increased, with consumer products showing double-digit growth in the Asia Pacific market.

In the flavour division, beverage and savoury sales were particularly strong. While sales were steady in the United States, they advanced strongly in Europe, as well as the Asia Pacific market, where the regional upswing helped to create double-digit growth in flavour sales.

There has been no material adverse change in the business or financial situation of Givaudan since 31 December, 1999.

BUSINESS

OVERVIEW

Givaudan is one of the world's leading creators and manufacturers of fragrance and flavour compounds, which impart fragrance and flavour in a wide variety of goods.

Givaudan sells its fragrance compounds to manufacturers of fine fragrances and consumer goods. In 1999, fragrances accounted for 49 per cent. of Givaudan's consolidated sales. Fragrance sales fall into three main categories: (1) fragrance compounds used in fine fragrance products; (2) fragrance compounds used in consumer products and (3) ingredients used by competitors as well as finished goods manufacturers.

Givaudan sells its flavour compounds to manufacturers of beverages, prepared foods and other products. In 1999, flavours accounted for 51 per cent. of Givaudan's consolidated sales. Flavour sales fall into four main categories: (1) beverages, (2) savoury, (3) dairy and (4) confectionery.

Givaudan produces thousands of fragrance and flavour compounds, sold in solid and liquid form, and in quantities ranging from a few pounds to several tonnes, depending on the nature of the end product in which the compounds will be used. These compounds typically contain large numbers of ingredients, blended using formulas created by Givaudan's perfumers and flavourists. The ingredients are both natural and synthetic, and are either purchased or manufactured by Givaudan itself.

Givaudan is continuously in the process of creating new fragrances and flavours to meet the changing demands of the consumer marketplace. This involves considerable creative and technical expertise and requires substantial investment in product development and research. Givaudan's scientists conduct fundamental research not only in connection with the development of new fragrances and flavours but also on the human senses of smell and taste. This research has permitted Givaudan to patent new molecules and delivery systems, both of which significantly increase the performance of its products, and to develop a group of proprietary sensory measurement devices, such as the Cascade Olfactometer and the Virtual Aroma Synthesizer, which allow Givaudan to approach the creation of fragrance and flavour compounds with increasing objectivity and sophistication. In 1999, Givaudan spent CHF 156 million, or seven per cent. of sales, on product development and research activities. Of this amount, CHF 72 million was for fragrances and CHF 84 million was for flavours.

Givaudan operates on a global basis. Givaudan maintains its own sales and marketing presence in 35 countries and uses sales agents or distributors in 69 additional countries. Givaudan has manufacturing facilities in all of its major markets. In 1999, Givaudan recorded 38 per cent. of its combined sales in Europe, Africa, and the Middle East; 34 per cent. in the United States and Canada; 11 per cent. in Latin America; and 17 per cent. in Asia Pacific.

The principal executive offices of Givaudan are located at Chemin de la Parfumerie 5, 1214 Vernier, Switzerland. Key operating sites with global or regional responsibilities for the fragrance division are located in Teaneck, New Jersey; Argenteuil, France; Vernier, Switzerland; Sao Paulo, Brazil; and Singapore; and for the flavour division in Cincinnati, Ohio; Duebendorf, Switzerland; Sao Paulo, Brazil; and Singapore.

HISTORY

Givaudan's business as it exists today results principally from the combination of two renowned fragrance and flavour houses, Givaudan and Roure. The brothers Leon and Xavier Givaudan founded the company that bears their name in 1895, while Roure was founded even earlier, in 1820, by Claude Roure in Grasse, France. Roche, an international research-based healthcare organisation, acquired Roure in 1963 and Givaudan in 1964, and combined the two in 1991 to create Givaudan Roure (International) SA which is now known as Givaudan. In the recent past, Givaudan has continued to grow through a series of strategic acquisitions, including the 1997 acquisition of North American based Tastemaker.

As a result of this long and distinguished history, Givaudan contains within itself the institutional knowledge of predecessor firms dating back to the late eighteenth century, at the dawn of the modern fragrance and flavour industry. Givaudan makes use of its strong product development and research capabilities, including one of the world's oldest perfumery schools, to serve a diverse and distinguished clientele, by creating fragrance and flavour compounds for a variety of products. Givaudan also provides extensive sales and marketing support on a global basis. Today, Givaudan is a science-smart, modern, and innovative company, with global reach and resources, well positioned to succeed in the twenty-first century.

The Spin-off was approved by the holders of Roche's Bearer Shares at Roche's annual general meeting on 9 May, 2000. Trading in the Shares is expected to commence on 8 June 2000.

FRAGRANCE AND FLAVOUR MARKETS

Givaudan estimates that the worldwide fragrance and flavour markets in which it participates currently have annual sales of approximately CHF 14,000 million, divided more or less evenly between fragrances and flavours. Givaudan estimates that in 1999 its total share of these market segments was approximately 14 per cent., making it one of the industry leaders by market share.

The worldwide fragrance and flavour markets tend to break down geographically along similar lines.

ESTIMATED 1999 WORLDWIDE FRAGRANCE AND FLAVOUR MARKETS

	Fragrances	Flavours
Europe, Africa, and the Middle East	37%	40%
United States/Canada	33%	35%
Latin America	10%	10%
Asia Pacific	20%	15%
	100%	100%

Givaudan expects that the global market for fragrances and flavours will grow at an annual rate of approximately two to three per cent. over the next several years, with the flavour market projected to grow somewhat faster than the fragrance market, and with emerging markets in China, India and Latin America projected to grow significantly faster than the European and North American markets.

The global fragrance and flavour industries have been, and continue to be, in a state of considerable change. Although the aggregate demand for products utilising fragrances and flavours is experiencing only modest growth, consumer tastes for particular products are changing more rapidly. As a result, the life cycle of particular consumer products using Givaudan's compounds, especially fragrance compounds, has tended to shorten. Givaudan is meeting this challenge through its constant technical innovation, its faster commercialisation of product development and its thorough understanding of consumer trends and other factors that affect market demand, such as increases in personal income, changing consumer spending patterns, new distribution channels, a larger teenage population, increased leisure time, new health concerns, growing urbanisation, and the continued growth in world population. Even in such a marketplace, Givaudan is able to create a wide range of fragrances and flavours to meet consumers' constantly changing needs and desires.

The fragrance and flavour markets differ from each other in two important ways. First, in the fragrance market, Givaudan faces a relatively limited number of competitors with comparable global presence and sophistication, as well as a handful of regional and local competitors. In the flavour market, by contrast, Givaudan faces numerous competitors, many of them operating in regional, local and niche markets, largely because of highly localised tastes in food. Second, demand for fragrances, and in particular fine fragrances, is driven to a relatively greater extent by appeals to the imagination and the fantasy of consumers. By contrast, the flavours market depends much more on the realities of day-to-day consumption. These two differences mean that Givaudan's customers place different degrees of emphasis on the factors involved in selecting fragrances and flavours – sensory appeal to the consumer and product performance, expected impact on sales volumes, cost containment, and margins.

Three major trends continue to shape the requirements of Givaudan's fragrance and flavour customers:

- *Price Pressure*

Retail consolidation has created extremely large retailers that are able to use their purchasing power to demand lower prices and additional services from Givaudan's customers, which in turn put corresponding pressure on Givaudan and other fragrance and flavour producers.

- *Globalisation*

International customers are now launching global and regional brands in many different markets on very short timetables. This requires Givaudan to maintain a global sales and marketing presence and considerably increases the cost of doing business.

- *Core Lists*

Large customers are using fewer suppliers and are placing those that remain on "core lists." To be on such a core list means to be one of the primary suppliers that a customer turns to in search of certain products or product types and permits close collaboration with the customer.

Givaudan believes it is well positioned to meet these challenges. By providing innovative products and "total solutions", Givaudan is able to respond to price pressure. Through its worldwide presence, Givaudan is able to support its customers on a global basis. Givaudan establishes and maintains its place on "core lists" by staying in close and constant communication with its customers in order to establish and maintain the close relationships that are necessary to anticipate or to respond quickly to their needs, particularly the need to keep the "time to market" as short as possible.

Givaudan's three most significant competitors are Firmenich, International Flavours and Fragrances, and Quest, though as a general matter both the fragrance and flavour industries remain very fragmented and in any given region or locality Givaudan typically faces the competition of numerous other companies specialising in certain product lines. This industry fragmentation presents competitive challenges, but also provides opportunities for incumbents to grow by acquisition. While no single factor is dominant, Givaudan's competitive position is based principally on the creative skills of its perfumers and flavourists, its thorough understanding of consumer needs and trends on a global basis, the technological advances resulting from its product development and research, and the customer service and support provided by its marketing and application groups.

GOALS AND STRATEGIES

Givaudan's objective is to be the undisputed leader in the fragrance and flavour industry both in sales and profitability. The Company seeks to "create sensory advantage" through customer focus, speed of product development and ambitious innovation. To achieve its objective Givaudan's strategies are to:

- *Maintain technological leadership*

Givaudan believes that maintaining technological leadership is key to sustained growth in profitability. Givaudan will continue to strengthen its product development and research capabilities both in Cincinnati and Dübendorf and will continue to expand its product development and innovation centres in its key markets. The Company will leverage its technical expertise to introduce new products and continue the commercialisation of its research to bring technological advantage to its customers. Furthermore, the Company will continue its basic research in olfactory and gustatory physiology.

- *Continue revenue growth*

Givaudan will leverage its global capabilities to provide outstanding service to its customers. Increasingly, customers seek from their suppliers "total solutions," which offer cost-effective products and services, global sales and marketing support and product development expertise that addresses the needs of the final consumer market. Through its newly implemented global organisation and increased focus on key account management, Givaudan will seek to grow in the mature markets. Additionally, having made investments in the relatively faster growing emerging markets of China, India and Latin America, Givaudan expects to benefit from the expansion of these markets.

- *Further margin expansion*

Givaudan continually seeks to improve its profitability by challenging resource utilisation efficiency and organisational structures. By reducing the number of raw materials and suppliers, as well as through a continuous "make or buy" review of its raw materials, Givaudan seeks to reduce raw material costs. Through initiatives aimed at making the development process faster and more efficient and standardising and globalising systems, including e-business solutions, Givaudan seeks to further improve margins.

- *Participate in industry consolidation*

Givaudan will continue to participate in the consolidation of the fragrance and flavour industries by evaluating selective acquisition opportunities to enter complementary market segments and gain technical expertise.

- *Create new market opportunities*

Givaudan believes that it is a world leader in creating sensory advantage. Givaudan will leverage its core competencies in the fragrance and flavour industries to create new market opportunities in its existing business and adjacent markets by applying sensory perception in a new context. For example, this could include developing services such as odour management and developing signature fragrances to be associated with its customers' brands. Givaudan is also exploiting e-business opportunities on its own and in collaboration with some of its key customers.

FRAGRANCES

Products

Givaudan's fragrance business is organised along three market segments:

- *Fine fragrance products* , such as colognes and their line extensions.
- *Consumer products*, such as fabric and personal wash products, hair and skin care products and household and air care products.
- *Fragrance ingredients*, which, though intended primarily for internal use, are also sold to competitors and finished goods manufacturers.

In 1999, consumer products accounted for the largest part of Givaudan's fragrance sales.

Markets

Givaudan's fragrance division operates in two main types of geographical markets:

- *Mature Markets*, which are located primarily in Western Europe and North America, but also in certain countries and market segments of Asia and Latin America, and are expected to generate steady if modest growth. In these markets, Givaudan's sales growth would come primarily by gaining market share from competitors.
- *Emerging Markets*, which are located primarily in Asia Pacific and Latin America and are expected to generate growth at a faster rate than the mature markets. In these markets Givaudan intends to outpace market growth and to gain market share in part by providing inexpensive products that expand the end-user base.

In terms of product categories, the markets for fine fragrances and ingredients are driven largely by demand in Western Europe and North America. On the other hand, the consumer products market is spread more evenly across regions in terms of volume, although in value terms mature markets still represent the majority of the total potential.

Givaudan is also seeking new opportunities, both through new types of outlets, such as specialty retail, and new product forms.

Customers

Givaudan has strategically focused on an increasingly limited number of large multinational and regional customers, while avoiding excessive dependence on any single customer. In this context, Givaudan has successfully developed close collaborations with certain customers, some of which represent a significant portion of its sales. In both fine fragrances and consumer products, the top ten customers account for approximately 65 per cent. of sales, and in fragrance ingredients the top ten customers account for approximately 75 per cent. of sales.

Competition

The fragrance industry includes four types of companies.

- *Major Fragrance Houses* These companies are large, experienced, with established global presence and both technical and commercial depth. Givaudan falls into this category, as do Firmenich, International Flavours and Fragrances and Quest.

- *Regional Fragrance Houses* These companies are smaller, less experienced, and have primarily a regional, rather than a global, presence. They also tend to have narrower product portfolios and more limited product development and research capabilities.

- *Small and Niche Suppliers* These companies are small, niche enterprises that typically serve only small, local clients. Their product portfolios are often very specialised and aimed at a narrow market segment. These companies have very few product development and research capabilities.

- *Commodity Traders* Commodity traders and basic ingredients suppliers also constitute competition for the fragrance division, but only with respect to sales of fragrance ingredients.

The global competitors of the first type compete against one another for the largest customers and account for approximately 50 per cent. of worldwide fragrance sales. Among the other competitors the market is very fragmented.

Sales and Marketing

The fragrance division organises its sales and marketing activities in global business units according to the division's three market segments – fine fragrances, consumer products and fragrance ingredients. Each business unit has worldwide responsibilities for revenues, as well as sales, marketing and product development activities. The business units are in turn subdivided geographically according to four regions – Europe, Africa and the Middle East; North America; Latin America and Asia Pacific. In addition, all key international accounts are supported on a global basis, as required, by dedicated teams responsible for coordinating all of Givaudan's efforts with respect to those particular customers. These teams are set up to mirror customers' own organisations, with Givaudan sales and marketing personnel close to the customers' key decision centres.

Product Development and Research

The creation of new compounds drives the entire business of the fragrance division, and product development and research are at the core of its activities. Fragrance product development and research involve more than 70 perfumers, as well as evaluation, marketing and consumer research personnel, and application laboratories and their staff. In 1999, the fragrance division spent CHF 72 million on product development and research.

The fragrance division's product development and research activities take place primarily in Europe and North America as well as in the Asia Pacific region and in Latin America. Fine fragrance development is led out of the Paris and Teaneck centres which also maintain tight links with the Asia Pacific and Latin American markets and clients. Consumer product development is organised on a global basis by product type, with three teams responsible for fabric and personal wash products, hair and skin care products and household and air care products. In geographic terms, consumer products are developed primarily in four regional hubs — Teaneck, Sao Paulo, Singapore and Paris — and three additional centres in Asia – Shanghai, Bangalore and Tokyo.

The creation of a fragrance often begins with a written brief that a client addresses to Givaudan's sales personnel, although, as Givaudan becomes ever more involved in its customers' brands, the process is increasingly initiated internally. A creative fragrance manager co-ordinates all aspects of product development, especially by working closely with perfumers to guide their creative efforts. The results of this work are first evaluated internally both from a sensory and a technical perspective. When necessary, qualitative and quantitative market tests are also conducted. This process is repeated until a suitable submission is made to the customer. Building on the client's input and feed-back, the creation process continues in an interactive way.

To render this process even more efficient, Givaudan has established a series of proprietary information systems that promote cross-regional interaction. Such tools enable perfumers in, for example, Sao Paulo to work on a project intended for the Chinese market since the Sao Paulo perfumers have access to information concerning local tastes and trends. Or the Sao Paulo perfumers could modify a formula originally created for Asia and adapt it to Latin America without having to start the creative process from scratch.

To support these on-going development activities, the fragrance division also invests significant resources in research, which is supervised by research review boards, consisting of research, commercial, and technology leaders. The most important research programmes involve:

- the development of new molecules, which can increase the performance of products, protect product uniqueness and reduce products' impact on the environment;

- the improvement of delivery systems, such as precursors and encapsulates, which permit the controlled release of fragrances at the most appropriate moments and thereby increase cost-effectiveness;

- the advancement of process research, which aims at increasing the speed and lowering the cost of product synthesis;

- the exploration of secondary benefits, which allow fragrance compounds to have other functions, such as repelling insects; and

- the understanding of human olfactory receptors to enhance Givaudan's knowledge of the sense of smell.

Givaudan has conducted several expeditions (ScentTreks™) to rainforests, including biodiversity trips into the canopy in French Guyana and Gabon, with a view to capturing new scents. Once these scents have been chemically reconstituted in Givaudan's laboratories, they provide inspiration for new fragrances, as well as leads in looking for new synthetic molecules. Givaudan is planning similar expeditions in the future.

Givaudan has also set up 18 external research and development partnerships, including four synthetic chemistry collaborations to develop new molecules, four receptor collaborations (of which two are with Roche) and seven collaborations on controlled release. The collaborations are conducted with major universities in the United States, Canada, Spain, Germany and Switzerland, including the ETH, as well as with larger international companies and small high-tech firms. One particularly interesting project concerning electronic noses is being conducted in conjunction with two universities under the auspices of the European Commission.

Purchasing and Manufacturing

The fragrance division continuously engages in a "make or buy" analysis of the ingredients it uses to manufacture its compounds. As a result, the fragrance division makes only those ingredients that give a true competitive advantage in the creation of new compounds or that help to keep the cost of raw materials as low as possible. Simultaneously, several strategic alliances are being initiated, especially in India and China, to secure access to key raw materials at competitive prices.

The fragrance division purchases approximately 2,400 different raw materials from many sources all over the world. These purchases fall into three general categories: naturals, synthetics, and intermediates. In recent years, Givaudan has sought to streamline its list of suppliers, while ensuring that there are multiple sources for all of its key ingredients should there be any interruption in supply from present sources. The smaller number of suppliers that Givaudan now relies upon tend to be large global companies, and Givaudan in turn has put in place a global purchasing organisation to take advantage of its own size and so obtain better terms from its suppliers. Currently about 80 per cent. of all purchases are made under global supply contracts with the remaining purchases being made locally. The top 20 suppliers accounted for approximately 55 per cent. of total purchases in 1999.

Givaudan manufactures synthetic fragrance ingredients in Vernier, Switzerland; Lyon, France and Sant Celoni, Spain. In 1999, these facilities produced approximately 14,000 tonnes of synthetic chemicals, which are stocked for future use or sale. Givaudan has substantially centralised and streamlined its ingredient manufacturing from seven plants in 1991 to three in 1999 and from 1,100 ingredients produced in 1991 to 560 in 1999.

Givaudan manufactures its fragrance compounds in Vernier, Switzerland; Mount Olive, New Jersey; Singapore; Sao Paulo, Brazil; Shanghai, China; Argenteuil, France and Bangalore, India. In 1999, these facilities produced approximately 25,000 tonnes of fragrance compounds, which are made to order in highly automated factories.

Fragrance Strategic Initiatives

Management believes that global consumer understanding, ambitious innovation and creative expertise will drive long term success in the fragrance industry. Therefore the strategic focus of each business unit aims at increasing Givaudan's leadership in their respective areas.

- The fine fragrance products business unit aims at further improving consumer understanding, primarily in the North American and European markets, to enhance pro-active initiatives targeting international luxury groups as well as relatively smaller but highly creative fine fragrance companies and designers.

- The consumer products business unit aims at being the unavoidable partner by bringing innovative solutions to its clients. To do so, it will continue to leverage on its global creative capabilities and strengths in emerging markets, particularly in India and China, and will up-grade its Latin American capabilities ahead of competition. It will also focus on rapid commercialisation of technical innovation and improving product development processes for low cost fragrances, especially soaps and detergents.

- The fragrance ingredients business unit aims at streamlining its product portfolio to focus on proprietary molecules resulting from its research programmes as well as high value-added ingredients where Givaudan has a clear competitive advantage.

Management will also continue to optimise expenses in all parts of the organisation, especially throughout the supply chain.

Finally, Givaudan will constantly evaluate expansion opportunities in new markets, whether these opportunities be driven by technology that gives rise to new product forms or by new distribution channels, such as specialty retail, or even by e-business opportunities in traditional and adjacent markets.

FLAVOURS

Products

Givaudan's flavour business is organised along four major market segments:

- *Beverages*, such as carbonated and non-carbonated soft drinks, fruit juices, alcoholic beverages and instant beverages;
- *Confectionery products*, such as baked goods, sugar confections, chewing gum and chocolate;
- *Dairy products*, such as ice cream, fresh dairy products, margarine, spreads and other yellow fats and instant desserts; and
- *Savoury products*, such as ready meals, snack, soups and sauces, meats and poultry.

In 1999, beverages accounted for the largest part of Givaudan's flavours sales, followed by confectionery, dairy and savoury products.

Markets

Like the fragrance division, the flavour division also operates both in the mature markets of developed countries and in the relatively faster growing emerging markets of developing countries. While in 1999 the mature markets of the United States, Canada, and Western Europe accounted for the majority of all flavour sales, sales of all product segments in all markets remain important to the flavour division. This reflects the fact that emerging markets show higher growth rates than do mature markets and that the flavour market, due to local tastes in food, is very fragmented. Although the market for beverages is concentrated in North America and Western Europe, the markets for the other food categories are spread more evenly across the globe.

Customers

The principal customers of Givaudan's flavour division are in the food and beverage industries. Reflecting the fragmented nature of the market, the largest customer of the flavour division accounts for only five per cent. of its sales, and the top ten customers for only 26 per cent. of its sales. As a result, the flavour division has a larger and more diverse customer base than the fragrance division and must use a wide variety of approaches and levels of service to build and maintain profitable long-term relationships.

Competition

The flavour industry includes two types of companies.

- *Global Flavour Suppliers* These companies are large, experienced, with established global presence and both technical and commercial depth. Givaudan falls into this category, as do Bush Boake Allen, Firmenich, Haarmann & Reimer, International Flavours and Fragrances, and Quest.
- *Local Flavour Suppliers* These are small, niche enterprises that serve primarily local clients.

Competition among companies of the first type continues to consolidate, with the top six global suppliers accounting for approximately 50 per cent. of total flavour sales. The localised nature of preferences for many flavour products, however, results in there being more than 500 local flavour suppliers, rendering flavour competition a typically much more local affair than that in fragrances.

Sales and Marketing

The flavour division organises its sales and marketing activities according to four geographical regions – Europe, Africa and the Middle East; the United States and Canada; Latin America; and Asia Pacific. Within each region the flavour division pursues an integrated sales and marketing strategy by coordinating the efforts of the sales organisation; the business units "Beverages", "Savoury" and "Sweet Goods" (which includes both dairy and confectionery products); flavour creation; and food technology (flavour application). In addition, all key international accounts are supported by a global key account management structure, which insures local presence at customers' decision centres. The flavour division often engages with its customers in joint product-development efforts, which can yield "total solutions" and often play an important part in creating and maintaining successful partnerships.

Product Development and Research

The creation of new compounds also drives the business of the flavour division, and product development and research involve the collaborative efforts of no fewer than 424 of its employees. In 1999, the flavour division spent CHF 84 million on product development and research.

In the flavour division, product development and research is organised as a global function with fundamental and applied research primarily carried out in Cincinnati, Ohio. There is an additional technology centre in Switzerland to provide regional support and this concept will be repeated in the Asia Pacific Region. This distribution of resources places critical mass where required without compromising technical support throughout the world.

Givaudan develops products primarily upon customers' requests, and frequently with customers' collaboration throughout the creative process. Within Givaudan's creation centres, which are located in the United States, Mexico, Brazil, Singapore, Japan, the Netherlands and Switzerland, flavourists develop the required flavour compounds, often supported by sensory evaluation and flavour application experts (who conduct flavour performance tests), as well as personnel involved in fundamental research. Givaudan's process for handling business opportunities ensures the involvement of local people who understand local tastes as well as food technologists who understand the customer's product environment.

Flavour research addresses commercial and technological requirements for new ingredients, process technology and knowledge generation through focused program activity in five major areas: analytical chemistry, ingredient technologies, flavour delivery systems, flavour science and sensory science. The mission of flavour research is to deliver sustainable competitive advantage that leads to the creation of high performance flavour systems in a cost-effective manner.

To provide technical insulation, the flavour division seeks to protect its inventions with patents where feasible. For example, Givaudan's flavour delivery systems, which maximise performance and control the release of flavour in the finished product, include Permaseal®, Ultraseal™, Granuseal™ and Flavorburst®. A significant portion of this technology has worldwide patent protection.

The development of a group of proprietary sensory measurement devices, including the Cascade Olfactometer and the Virtual Aroma Synthesizer, together with participation in molecular receptor research with Roche, has led to an increased understanding of sensory perception. This expertise has been leveraged through development of a set of "creation tools" which allow the flavour development groups to respond to customer requests with increased speed and effectiveness.

Purchasing and Manufacturing

The flavour division also engages in a continuous "make or buy" analysis of the ingredients it uses to manufacture its compounds. As a result, the flavour division also manufactures only those ingredients in which it has a true competitive advantage and keeps the cost of raw materials as low as possible.

The flavour division purchases approximately 6,000 natural and synthetic raw materials from many sources all over the world. The flavour division has also been streamlining its purchasing strategy, both in terms of products and suppliers, with one global procurement manager assigned to each of the main product groups. As a rule, alternate sources of material are available to guarantee continuity of supply in the event of any interruption of supply from current sources. The flavour division is developing partnerships with key suppliers across the globe, eliminating the use of brokers that increase costs. In 1997, immediately after the acquisition of Tastemaker, the total number of raw materials purchased was 11,000, as opposed to the 6,000 purchased today. Currently, the flavour division purchases material from 1,400 suppliers, but this number is being drastically reduced, with the goal being approximately 700. In 1999, more than 70 per cent. in value of the purchases were managed through global contracts running one to three years.

The flavour division organises the manufacture of different types of products around "centres of excellence," which are production centres that specialise in the various types of production processes. This enhances the development of production expertise in plant personnel, avoids unnecessary duplication of fixed capital in buildings and equipment and avoids duplication of working capital investment in inventories. The flavour division uses key performance indicators to determine the effectiveness of its production system in a systematic way. The "centres of excellence" strategy is currently well developed in both the United States and Europe.

Givaudan's operational strategy is designed to provide an industry competitive advantage. At the core of the strategy is the requirement to provide consistently outstanding customer service in terms of on-time delivery coupled with a well developed make-to-order system. Service targets are established around what the Company believes are among the shortest lead-times in the industry for make-to-order products. The make-to-order strategy assures a low cost of obsolescence in "speculative" finished goods, while providing "fresher" products to meet ever more stringent customer quality requirements.

Flavour Strategic Initiatives
To achieve the flavour division's objectives, Givaudan is implementing the following key initiatives:

- The Global Win-Rate Initiative is aiming to further improve all processes linked to handling of business opportunities. It should lead to a considerable increase in the number of wins.
- In order to improve effectiveness of the global supply chain, Givaudan is further rationalising the production of those ingredients it manufactures itself.
- Profiting from positive experience in the United States, Givaudan intends to implement process improvement initiatives in Europe and Asia Pacific. The aim is to optimise all processes related to operations in order to increase their effectiveness.
- Following recent success in launching innovative flavour delivery technology, Givaudan will further expand in this area, to provide further added value to customers and to strengthen differentiation from the competition.

REGULATION
Although most of Givaudan's products are not subject to direct governmental regulation, there is a clear trend toward increased regulation, particularly in connection with bio-engineering matters. Givaudan is subject to a variety of health, safety, and environmental rules at the national, state, and local level. Givaudan also voluntarily conforms to various national and international codes of best practice in manufacturing and marketing, including the Responsible Care® program in Switzerland, the United States, Spain, France, and England, the International Chamber of Commerce (ICC) Charter for sustainable development. As a member of the International Fragrance Organisation (IFRA) and International Organisation of Flavour Industries (IOFI), Givaudan also complies with their codes of practice and has representatives on all key committees of both IFRA and IOFI. Most of Givaudan's manufacturing sites are fully ISO certified.

Compliance with existing governmental regulations, as well as international codes of practice, has not materially affected Givaudan's operations, earnings, or competitive position. With respect to safety and environmental protection, in 1999 Givaudan spent approximately CHF 26 million in capital expenditures and CHF 27 million in operating expenses, including both investments and costs for the purpose of complying with such regulations and codes of practice. Givaudan expects that in 2000 capital expenditures, operating expenses and governmental charges for such purposes will not be materially different.

EMPLOYEE RELATIONS

At 31 December, 1999, Givaudan employed 4,907 persons, of whom 1,046 were employed in Switzerland and 1,312 in the United States. In 1998, the total number of employees was 4,819, and in 1997 it was 4,914. Givaudan has developed a collaborative relationship with existing employee representatives and with the unions to which its employees belong and considers labour relations to be good.

Givaudan manages its human resources at a local level. At a global level, Givaudan establishes and maintains strategic directives and global initiatives, but the implementation of these strategies takes place in the local operating companies.

To promote performance and to increase incentive-based pay, Givaudan has established several variable pay plans for executives, salespeople, and other employees. At 31 December, 1999, 63 per cent. of all of Givaudan's employees were participants in such variable pay plans. It is Givaudan's objective for all employees to be participants in such plans by 31 December, 2000.

The Company intends to establish a stock option plan for executives, directors and key employees. Roche as sole shareholder of the Company has approved the conditional capital necessary for the issuance of Shares in connection with such a plan.

Givaudan provides its employees with a variety of training and development programmes. In particular, Givaudan is in the process of implementing its "Global Leadership" development initiative. Givaudan also enrolls certain executives at major business schools, including the Wharton School of Business, for specific training which focuses on enhancing service to customers.

INFORMATION TECHNOLOGY

Givaudan organises its information technology into three types of systems.

- *Operational systems*
  These address the supply chain, finance, manufacturing and quality control. Although these systems are modified as needed for the various divisions, business units and sites within Givaudan, the core of these systems remains the same throughout the Company.

- *Business support systems*
  These address marketing, sales and product development, and were developed in-house by Givaudan.

- *Business Information Concept*
  These systems use a datawarehousing approach to permit the consolidation of all types of data, primarily to aid in the process of executive decision making.

The hardware underlying all of these systems is located in four major computer centres, which are in Vernier, Switzerland; Cincinnati, Ohio; Sao Paulo, Brazil; and Singapore.

Givaudan has begun several initiatives in the area of e-business, concerning particularly the supply chain, quality control, product development and sales.

INTELLECTUAL PROPERTY

Givaudan's business depends on intellectual property, which consists both of patented molecules and processes and of the formulas used to create its fragrances and flavours. These formulas are not patented but rather are highly confidential proprietary business information, available to very few people even within Givaudan itself.

While Givaudan does have various patents, trademarks, licenses, and other intellectual property, Givaudan's business is not materially dependent on any single item of intellectual property.

LEGAL PROCEEDINGS

The Company is involved in various legal and regulatory proceedings of a nature considered typical of its business, including contractual disputes and employment litigation. The majority of this litigation currently takes place in Brazil and the United States. Although there can be no assurance regarding the outcome of any such proceedings, management believes that, taking into consideration amounts reserved for pending claims, the proceedings or claims currently pending or threatened against the Company or any of its subsidiaries are not likely to have a material adverse effect on the financial condition or results of operations of the Company.

BUSINESS INTERRUPTIONS

During the last decade the Company has not experienced any business interruptions and does not believe that there is any risk of business interruptions in the foreseeable future.

LIST OF OPERATIONAL PROPERTIES OWNED BY GIVAUDAN

Country	*Property Location*	*Activity*	*m²*
Argentina	Buenos Aires	Offices and flavour manufacturing	16,726
Australia	Silverwater	Offices and flavour manufacturing	4,047
Brazil	Sao Paulo	Offices and fragrance and flavour manufacturing	33,142
France	Argenteuil	Offices and fragrance manufacturing	50,498
France	Lyon	Fragrance ingredients manufacturing	24,993
Germany	Dortmund	Offices and flavour manufacturing	62,300
Great Britain	Milton Keynes	Offices and flavour manufacturing	27,000
India	Jigani	Fragrance and flavour manufacturing	15,915
Japan	Fukuroi	Flavour manufacturing	28,046
Mexico	Cuernavaca	Offices and flavour manufacturing	24,580
The Netherlands	Barneveld	Offices and flavour manufacturing	77,730
Spain	Sant Celoni	Offices and fragrance ingredients manufacturing	115,441
Switzerland	Dübendorf	Offices and flavour manufacturing	105,350

LIST OF OPERATIONAL PROPERTIES OWNED BY GIVAUDAN (CONTINUED)

Country	*Property Location*	*Activity*	*m^2*
Switzerland	Vernier	Offices, fragrance and fragrance ingredients manufacturing	233,379
United States	Cincinnati, OH	Flavour manufacturing	45,340
United States	Devon, KY	Flavour manufacturing	83,800
United States	East Hanover, NJ	Flavour manufacturing	263,120
United States	Lakeland, FL	Flavour manufacturing	33,710
United States	Mt. Olive, NJ	Fragrance manufacturing	60,549
United States	St. Louis, MO	Flavour manufacturing	26,300
United States	Teaneck, NJ	Fragrance offices	47,103

MANAGEMENT

BOARD OF DIRECTORS

The board of directors of a Swiss corporation is ultimately responsible for the policies and strategies of the corporation. The board establishes the strategic, accounting, organisational and financing policies to be followed by the corporation. The board further appoints the executive officers and the authorised signatories of the corporation, and supervises the management of the corporation. Moreover, the board is entrusted with preparing shareholders' meetings and carrying out shareholders' resolutions. The board may, pursuant to its regulations, delegate the conduct of day-to-day business operations to management under its control.

The members of Givaudan's board of directors (the "Board of Directors"), their ages and their positions are as follows.

Name	Age	Position
Henri B. Meier	64	Chairman
Jean Amic	65	Director
André Sérenus Hoffman	42	Director
Andres F. Leuenberger	62	Director
John Edward Marthinsen	51	Director
Henner Schierenbeck	54	Director
Jürg Witmer	52	Director

Director Biographies

Henri B. Meier

Chairman

Dr. Henri B. Meier has a masters degree and a Ph.D. in economics and business administration from the Graduate School of Economics and Business Administration, University of St. Gallen. He also conducted post-graduate studies at Columbia University, New York. In 1956, he received his first practical experience as Bookkeeper, Accountant and General Accountant of Williams Brothers Co., in Caracas, Venezuela. He joined the World Bank Group in Washington in 1965 and worked as Financial Analyst at the International Finance Corporation and as Economist, Loan and Investment Officer and Division Chief at the World Bank. In 1974, he became a member of the Management Committee of Motor Columbus Ing AG in charge of Marketing and Financing. Dr. Meier thereafter became a member of the Management Committee of Handelsbank National Westminster, Zurich, in 1979 in charge of building up investment banking. In 1986, he became a member of the Executive Committee of the Roche Group and Group Chief Financial Officer and a member of the Strategy Committee, and in 1994 was named a member of the Board of Roche Holding Ltd, Basel. He was named Chairman of the Board of Givaudan in March 2000.

Dr. Meier is also a director of Grand Hotel Victoria-Jungfrau AG in Interlaken, Ihag-Holding AG and Roche Holding AG.

Dr. Meier is the holder of many awards in international finance, M&A, etc. as well as a Dr. h.c. of the University of Basel. He is the author of many books and articles.

Born in 1936, Dr. Meier is a Swiss national.

Jean Amic

Director

Mr. Jean Amic has a degree in mathematics from the Massachusetts Institute of Technology. In 1965, he joined Roure USA as General Manager. In 1971, he moved to Paris as head of worldwide marketing for Roure, and in 1980 became chief executive officer. After the merger of Givaudan and Roure, Mr. Amic served as chief executive officer of the new company, as well as head of the fragrance division. In 1998, he stepped down from the chief executive's position, but continued as head of the fragrance division until the end of that year.

Born in 1935, Mr. Amic is a French national.

André Sérenus Hoffmann

Director

Mr. André Sérenus Hoffmann pursued studies in economics at the Universities of Geneva and St. Gallen and received a Masters of Business Administration from INSEAD. In 1983, he became head of administration of the *Station Biologique de la Tour du Valat.* In 1985, Mr. Hoffmann joined James Capel and Co. Corporate Finance Ltd., London as an associate at the Continental Desk, and later became Manager for European Mergers and Acquisitions. In 1991, he joined Nestlé UK, London as a brand manager. There he became an assistant in the strategic marketing department of the food division and later project head for the food division. In 1994, he became an independent businessman and consultant, whose clients include Roche Holding AG, Firmdale Hotels plc, Tempest Consultants plc, Whole Earth Foods plc and Freedom Brewing Company Ltd.

Mr. Hoffmann is also a director of Roche Holding AG, Firmdale Hotels plc, Tempest Consultants plc, Whole Earth Foods plc and Freedom Brewing Company Ltd.

Born in 1958, Mr. Hoffmann is a Swiss national.

Andres F. Leuenberger

Director

Dr. Andres F. Leuenberger received his doctorate in economics from the University of Neuchatel. In 1968, he joined the Pharma - Marketing department of Roche in Basel. Later he moved to Pharma - Marketing in Tokyo, where he eventually became General Manager. In 1980, he became a member of the executive group in Basel, and in 1982 he became deputy chairman of the executive committee. In 1990, Dr. Leuenberger became Vice-President of the Board of Roche.

Dr. Leuenberger is also Chairman of the Swiss Federation of Commerce and Industry *(Vorort)* and a director of The Swiss National Bank, Swissair, Schweizer Mustermesse, Rentenanstalt/Swiss Life and Metallwaren-Holding AG.

Born in 1938, Dr. Leuenberger is a Swiss national.

John Edward Marthinsen

Director

Dr. John Edward Marthinsen holds a PhD in economics from the University of Connecticut. In 1974, he joined the teaching staff of Babson College in Wellesley, Massachusetts, and in 1985 became a full Professor. In 1987, he became acting chairman of the economics department and in 1993, chairman. From 1983 to 1988 he was also active as a consultant to HandelsBank NatWest, Zürich, and in 1991 to Roche.

Born in 1949, Dr. Marthinsen is an American national.

Henner Schierenbeck

Director

Dr. Henner Schierenbeck holds a doctorate from the University of Freiburg. In 1978, he became a Professor of Accounting, and in 1980, of Banking, at the University of Munster. In 1990, he became Professor of Bank Management and Controlling at the University of Basel. Dr. Schierenbeck has received an honorary doctorate from the University of Latvia in Riga, and has been a guest lecturer at the Jia Tong University in Shangai and the Lettish State University in Riga.

Dr. Schierenbeck is also a director of PMA AG, K/L/M Equity AG and DIA Consult AG.

Born in 1946, Dr. Schierenbeck is a German national.

Jürg Witmer

Director

Dr. Jürg Witmer completed his doctorate of law in Zurich and a degree in International Studies in Geneva. After admission to the bar, he joined Roche in 1978 in the legal department. In 1982, he became assistant to the Chairman of the Board and CEO of the Roche Group, and in 1984, he was transferred to Roche Hong Kong as Regional Manager of the Far East Pharma Division. In 1988, he was named General Manager Roche Hong Kong. Dr. Witmer returned to Roche headquarters in Basel, Switzerland in 1990 as Head of Corporate Communications and Public Affairs until 1994, when he moved to Vienna as General Manager of Roche Austria. In 1999, he became CEO of Givaudan Roure.

Born in 1948, Dr. Witmer is a Swiss national.

EXECUTIVE COMMITTEE

The Board of Directors has delegated the conduct of day-to-day business operations to Givaudan's leadership board (*Konzernleitung)* (the "Executive Committee") made up of senior executive officers and chaired by Jürg Witmer, who is also a member of the Board of Directors. Members of the Executive Committee are appointed by the Board of Directors. The Executive Committee is responsible for managing, coordinating and supervising day-to-day business activities.

The members of the Executive Committee, their ages and their current positions are as follows:

Name	Age	Position
Jürg Witmer	52	Chief Executive Officer
Bruce R. Bachmeier	43	Human Resources
Michael E. Davis	53	Flavour Division
Adrien Gonckel	48	Informatics
Errol G. W. Stafford	57	Fragrance Division
Othmar Vock	57	Chief Financial Officer

Executive Committee Biographies

Jürg Witmer

Chief Executive Officer

See biography of Dr. Witmer under "Director Biographies" above.

Bruce R. Bachmeier

Human Resources

Mr. Bruce R. Bachmeier received his Bachelor of Science Degree from Idaho State University in 1980 and then joined Kraft General Foods. In 1983, he joined H. J. Heinz Inc. In 1990, he was named Director-Human Resources for MCI Telecommunications. He then moved on to become Director-Human Resources for "Avantel," a joint venture between MCI Telecommunications and Bannacci in Mexico where he remained until 1994, when he was appointed Director-Human Resources for Bertelsmann Entertainment. Mr. Bachmeier joined Givaudan Roure in 1995 as Sr. Vice President-Human Resources and in 1999 was named Head of Group Human Resources, based in Vernier Switzerland.

Born in 1957, Mr. Bachmeier is a United States national.

Michael E. Davis

Flavour Division

Mr. Michael E. Davis received a B.B.A. degree in Economics in 1969 and an M.B.A. degree in Finance in 1974, both from the University of Cincinnati. Mr. Davis joined the firm of Fries & Fries in 1976 where he held various operating positions until 1985. In 1985, Mr. Davis was named Vice President and General Manager, U.S. and Canada, and, in 1987, became Vice President and General Manager, International. In 1988, Mr. Davis became President of Fries & Fries. In February 1992, upon the formation of Tastemaker, he assumed the position of President and Chief Executive Officer and held that position until April, 1997 when he was named President, Americas for Givaudan Roure, Flavours. In April, 1999, he was named President, Givaudan Roure, Flavours. Mr. Davis has over 20 years' experience in the flavours industry and is a member of the Board of Governors of FEMA (Flavour and Extract Manufacturers' Association). He is also a Board member of IOFI (International Organisation of Flavour Industries).

Born in 1947, Mr. Davis is a United States national.

Adrien Gonckel

Informatics

Mr. Adrien Gonckel completed a Masters in Informatics at the University of Belfort in Lyon, France, and began his professional career in Basel with F. Hoffmann-La Roche Ltd, in the informatics department in 1973. From 1975 to 1978, he worked in Brussels for Roche Belgium as Head of Informatics and with Citrique Belge in charge of systems integration. In 1978, he rejoined F. Hoffmann-La Roche Ltd, Basel, taking leadership of its informatics coordination for Europe. In 1982, he joined Rolche's subsidiary Roure-Bertrand-Dupont, in Argenteuil, France, as Head of Group Informatics. In 1992, he joined Givaudan Roure as Head of Group Informatics.

Born in 1952, Mr. Gonckel is a French national.

Errol G. W. Stafford

Fragrance Division

Mr. Errol G. W. Stafford is a 1961 graduate of Eltham College in London and also completed an Advanced Management Program in 1982 at the International Management Institute in Geneva. From 1969 to 1973, Mr. Stafford worked for Givaudan, and he later rejoined the Company in 1992 as General Manager, Fragrances, Far East, first in Hong Kong and then in Singapore. In 1997, Mr. Stafford moved to Paris, where he headed Givaudan's global consumer products unit. In 1999, he became head of Givaudan's fragrance division. Mr. Stafford has over 30 years' experience in the fragrance and flavour industry. He has held various positions spanning the fine fragrances, consumer products, and flavours segments of the business. Mr. Stafford has a truly international background, having fulfilled assignments in the United States, Europe, Asia Pacific, and Africa throughout his career. He also currently serves on the Board of Directors for a number of industry associations.

Born in 1943, Mr. Stafford is a British national.

Othmar Vock

Chief Financial Officer

Mr. Othmar Vock completed a Swiss Federal diploma in finance administration, complemented by a degree in foreign trade and a post-graduate degree from IMD in business management. He began his career in Sao Paulo, Brazil, where he worked as head of treasury and finance management for Ciba-Geigy. In 1975, Mr. Vock returned to Switzerland with Ciba-Geigy where he was head of the commercial finance department. In 1985, he joined the Roche organisation as group finance head for the Europe and Africa region. In 1987, he headed international company controlling and in 1990 he became the head of internal audit. He joined Givaudan in 1994 as Chief Financial Officer.

Born in 1943, Mr. Vock is a Swiss national.

Shares held by Board Members

After the Spin-off, the Shares held by members of the Board of Directors and by members of the Executive Committee will constitute less than two per cent. of the total Shares of the Company.

Loans to Board Members

The Company has not made any loans to any member of the Board of Directors or Executive Committee.

PRINCIPAL SHAREHOLDERS

The existing share pooling contract of the heirs of the founding family of Roche will not apply to the Shares of Givaudan. After the Spin-off, to the best of the Company's knowledge and based upon publicly available information, no single shareholder will hold five per cent. or more of the total number of the Shares of the Company.

DESCRIPTION OF THE SHARES

Set forth below is a summary of the material provisions of Givaudan's Articles of Incorporation and the Swiss Code of Obligations relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to Swiss statutory law and to Givaudan's Articles.

THE SHARES

The Shares are registered shares with a nominal value of CHF 10 each. The Shares are fully paid-up.

Each Share is entitled to one vote. No shareholder, however, is permitted to vote more than ten per cent. of the Company's total share capital. See "Transfer of Shares and Voting Rights" and "Shareholders' Meetings" below.

The Company has applied for the Shares to be accepted for clearance and settlement through SIS. The Shares will be delivered in book-entry form through the facilities of SIS and will not be issued in physical certificates (*Aktien mit aufgehobenem Titeldruck*). Shareholders will not have the right to request printing and delivery of share certificates. Shareholders may, however, at any time and free of charge, request from the Company the issuance of a confirmation of their shareholdings. Uncertificated Shares may be transferred only by assignment, notice of which must be given to the Company. Uncertificated Shares may be pledged only through a written pledge agreement and to the benefit of the bank through which the pledged Shares are held in book-entry form.

CAPITAL STRUCTURE

At 31 December, 1996, Givaudan's share capital was CHF 6,000,000 divided into 6,000 fully paid-up bearer shares with a nominal value of CHF 1,000 each. On 4 April, 2000, Roche, as sole shareholder of Givaudan, approved a share split, resulting in a share capital of CHF 6,000,000 divided into 600,000 fully paid-up registered shares with a nominal value of CHF 10 each. On 9 May, 2000, Roche, as sole shareholder of Givaudan, increased the share capital to CHF 86,256,270 divided into 8,625,627 fully paid-up registered shares with a nominal value of CHF 10 each.

The Board of Directors of Givaudan is also authorised at any time until 9 May, 2002 to increase the share capital by up to CHF 1,000,000 through the issuance of up to 100,000 fully paid-up registered shares with a nominal value of CHF 10 each (*genehmigtes Kapital*). The Board of Directors has the right to exclude existing shareholders' subscription rights (*Bezugsrecht*) and grant subscription rights to third parties if these new shares are issued in order to acquire, or finance the acquisition of, other companies or parts of other companies.

The Company also has a conditional share capital (*bedingtes Kapital*) in the maximum amount of CHF 10,000,000 consisting of up to 1,000,000 fully paid-up registered shares with a nominal value of CHF 10 each. Of this amount, the Company's share capital may be increased by up to

CHF 9,000,000 through the exercise of options and conversion rights granted in connection with bonds or similar obligations of Givaudan or affiliated companies and by up to CHF 1,000,000 through the exercise of options issued to employees of Givaudan or affiliated companies and/or members of the Board of Directors under any future employee stock compensation plans. Existing shareholders' may not exercise their subscription rights (*Bezugsrecht*) in connection with these capital increases. In addition, the Board of Directors has the right to exclude existing shareholders' pre-emptive right (*Vorwegzeichnungsrecht*) in connection with convertible bonds and bonds with warrants covering up to 900,000 registered shares for the purpose of financing acquisitions or investments or of offering options and convertible bonds in the international capital markets.

As of the date of this Listing Prospectus, Givaudan does not hold any Shares in treasury.

TRANSFER OF SHARES AND VOTING RIGHTS

Uncertificated Shares may be transferred only by assignment, notice of which must be given to the Company. Such transfers are reflected in corresponding entries in the books of the financial institutions through which the Shares are held in book-entry form. To be able to exercise voting rights, acquirers of Shares must make an application to the Company and be enrolled in the Company's share register *(Aktienregister)* as shareholders with voting rights. Failing such registration, acquirers of Shares may not participate in or vote at shareholders' meetings, but will be entitled to dividends and liquidation proceeds.

Certain restrictions apply to registration as a shareholder with voting rights. Registration can only be effected when shareholders expressly declare that they have acquired the Shares in their own name and for their own account. The Board of Directors can, however, through regulations or within the framework of arrangements with financial institutions, permit agents or fiduciaries to be registered as shareholders with voting rights (*treuhänderischer Eintrag*). Furthermore, no person or group of persons acting together or in a coordinated way will be registered as a shareholder with voting rights for more than ten per cent. of the Company's share capital.

Subject to the above and below general restrictions, there is no limitation under Swiss law or Givaudan's Articles of Incorporation on the right of non-Swiss residents or nationals to own or vote the Shares.

SHAREHOLDERS' MEETINGS

The ordinary general shareholders' meeting (*Generalversammlung*) takes place every year within six months of the end of the fiscal year. The general shareholders' meeting is called by the Board of Directors, or, if necessary, by the statutory auditors (*Revisionsstelle*). Shareholders that represent at least ten per cent. of the Company's share capital can demand in writing that a general shareholders' meeting be called, and shareholders that represent Shares with a nominal value of at least CHF 1,000,000 can request that a specific proposal be put on the agenda and voted upon at the next shareholders' meeting. A general shareholders' meeting is called by written notice to registered shareholders at least 20 days before the meeting.

Only shareholders that are registered as shareholders with voting rights on the record date are permitted to participate in and vote at a general shareholder's meeting. Shareholders can participate and vote by proxy. Each Share is entitled to one vote. No shareholder or group of shareholders acting together or in a coordinated way, however, is permitted to vote more than ten per cent. of the Company's total share capital.

There is no provision in the Articles requiring a quorum for the holding of shareholders' meetings.

Shareholder resolutions of Givaudan generally require the approval of an "absolute majority" of the Shares represented at a shareholders' meeting (i.e. a majority of the Shares represented at the shareholders' meeting). Shareholders' resolutions requiring the approval of an absolute majority include amendments to the Articles (subject to certain exceptions), elections of directors and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge directors and management from liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into the specific matters proposed to the shareholders' meeting (*Sonderprüfung*).

A resolution passed at a shareholders' meeting with a supermajority of at least two thirds of the Shares represented at such meeting is required for:

- the change of Givaudan's business purpose;
- the creation of shares with privileged voting rights;
- the limitation of the transferability of registered shares;
- provisions concerning authorised or conditional share capital;
- an increase of Givaudan's share capital by way of capitalisation of reserves (*Kapitalerhöhung aus Eigenkapital*), against contribution in kind (*Sacheinlage*), for the acquisition of assets (*Sachübernahme*), or involving the granting of special privileges;
- the restriction or elimination of subscription rights (*Bezugsrechte*);
- the relocation of domicile;
- the dissolution of Givaudan otherwise than by liquidation (e.g. by way of a merger); and
- the increase of the number of board members, the removal of one-fourth or more of the board members and the amendment of certain articles of the Articles of Incorporation, including, among others, those just mentioned concerning board members and those relating to the ten per cent. limitation on share registration and voting rights.

BOARD OF DIRECTORS

The Board of Directors will consist of seven members. The term of office of each member is three years. Elections will occur on a staggered basis so that the term of office of approximately one third of the members will expire every year.

NET PROFIT AND DIVIDENDS

Swiss law requires that at least five per cent. of the annual net profits of a corporation be retained as general reserves for as long as these reserves amount to less than 20 per cent. of the corporation's nominal share capital. Any net profits remaining are at the disposal of the shareholders at a shareholders' meeting for distribution according to the applicable provisions of Swiss law.

Under Swiss law, dividends may be paid only if the corporation has sufficient distributable profits from previous business years, or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders at the shareholders' meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms with statutory law and the Articles. In practice, the shareholders usually approve the dividend proposal of the Board of Directors at a shareholders' meeting.

Dividends are usually due and payable immediately after the shareholders' resolution relating to the allocation of profits has been passed. For information about deduction of withholding taxes, see "Taxation."

SUBSCRIPTION RIGHTS

Under Swiss law, any share issued, whether for cash, non-cash or for no consideration, is subject to the prior approval of the shareholders at a shareholders' meeting except in the case of authorised or conditional capital, which is resolved upon in general by the shareholders at a shareholders' meeting, but issued subsequently by a resolution of the Board of Directors. Shareholders of a Swiss corporation have certain subscription rights to subscribe for new issues of Shares in proportion to the nominal amount of Shares held. A resolution adopted at a shareholders' meeting with a supermajority may, however, limit or suspend subscription rights in certain limited circumstances.

BORROWING ABILITY

Neither Swiss law nor Givaudan's Articles restrict in any way Givaudan's ability to borrow and raise funds. The decision to borrow funds is taken by or under the direction of the Board of Directors, and no shareholders' resolution is required.

CONFLICTS OF INTEREST

Swiss law does not have a general provision on conflicts of interest. However, the Swiss Code of Obligations requires members of the board of directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying

directors and senior officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith, other than at arm's length, must be repaid to the corporation if the shareholder or director was acting in bad faith.

REPURCHASE OF SHARES

Swiss law limits a corporation's ability to hold or repurchase its own shares. Givaudan and its subsidiaries may only repurchase Shares if Givaudan has sufficient free reserves to pay the purchase price, and if the aggregate nominal value of such Shares does not exceed ten per cent. of Givaudan's nominal share capital. Furthermore, Givaudan must create a special reserve on its balance sheet in the amount of the purchase price of the acquired Shares. Such Shares held by Givaudan or its subsidiaries do not carry any rights to vote at a shareholders' meeting, but are entitled to the economic benefits applicable to the Shares generally.

NOTICES

Subject to provisions of the law requiring written notices, notices to shareholders are validly made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). Shareholders' meetings are convened by written notice to the shareholders registered in the share register.

REGISTRATION AND BUSINESS PURPOSE

Givaudan was registered as a stock corporation (*Aktiengesellschaft*) in the commercial register of the Canton of Geneva (Switzerland) on 5 August, 1929.

The business purpose of Givaudan, as set forth in article number two of its Articles of Incorporation, is

- to manufacture and trade in fragrance and flavour natural and synthetic raw materials or mixtures thereof as well as any other related products;

- to provide services in connection with the use of such products; and

- to conduct technical and scientific research and development in connection with such products, the manufacture and use thereof and to acquire or file applications for and to exploit any trademarks, patents, licences, manufacturing processes and formulae.

The Company may open branches and subsidiaries in Switzerland and abroad, and may acquire participations in other companies, either in Switzerland or abroad.

The Company may acquire, hold and sell real estate.

The Company may also engage in and carry out any commercial, financial or other activities which are related to the purpose of the Company.

DURATION, LIQUIDATION AND MERGER

The duration of the Company is unlimited.

The Company may be dissolved at any time by a shareholders' resolution, which must be passed by

- an absolute majority of the Shares represented at the meeting, if the Company is to be dissolved by way of liquidation; or

- a supermajority of two-thirds of the Shares represented at the meeting, if the Company is to be dissolved in some other way (*e.g.* by a merger in which the Company is not the surviving entity).

Dissolution by court order is possible

- if Givaudan becomes bankrupt; or

- for cause, upon request of shareholders holding at least ten per cent. of the share capital, unless the court decides otherwise.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of the Shares they hold.

DISCLOSURE OF PRINCIPAL SHAREHOLDERS

Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who reach, exceed or fall below the thresholds of five per cent., ten per cent., 20 per cent., 33⅓ per cent., 50 per cent. or 66⅔ per cent. of the voting rights of a Swiss listed corporation must notify the corporation and the stock exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has to inform the public. See "Principal Shareholders" above.

MANDATORY TENDER OFFER

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33⅓ per cent. of the voting rights of a listed Swiss company must submit a takeover bid to all remaining shareholders. This mandatory bid obligation may be waived or does not apply under certain circumstances. A waiver from the mandatory bid rule may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and its implementing ordinances.

TAXATION

The information set forth below is a summary of certain Swiss and United States tax considerations only, and Swiss, United States and other tax laws may change from time to time. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an investment in the Shares. Prospective investors should consult their own professional advisors as to the tax consequences of their purchase, ownership and disposition of the Shares, including, in particular, the effect of tax laws of any other jurisdiction.

SWISS TAXATION

Consequences of Spin-off

In accordance with a tax ruling of the Swiss Federal Tax Administration, the transaction will be largely tax-free for both Givaudan and Roche. The implications for the holders of Bearer Shares and of Non-Voting Equity Securities are as follows:

- Swiss Stamp Duty

Givaudan is bearing the expense of the Swiss stamp duty on the Shares. The Swiss stamp duty is equal to one per cent. of the average market capitalisation of the Shares during the first 30 days after listing.

- Withholding Tax

Roche is paying the Swiss withholding tax related to the distribution of the Shares to the Swiss Federal Tax Administration. Holders of Roche's Bearer Shares and Non-Voting Equity Securities are generally eligible to reclaim the withholding tax of CHF 5.39 per Share under Swiss tax law if they are Swiss residents. A non-resident of Switzerland but a resident of a country that maintains a double taxation treaty with Switzerland may qualify for a full or partial refund by virtue of the provisions of the applicable treaty between Switzerland and the respective country of residence.

- Income Tax

The gross amount of the special dividend of CHF 15.39 per Bearer Share or Non-Voting Equity Security is subject to Swiss federal income tax as well as cantonal income tax in those cantons following the federal income tax practice.

Withholding Tax on Dividends and Distributions

Dividends paid and similar cash or in-kind distributions that the Company makes to resident and non-resident holders of Shares (including liquidation proceeds and stock dividends) are subject to a federal withholding tax (the "Withholding Tax") currently at a rate of 35 per cent. The Company is required to withhold the Withholding Tax from the gross distribution and pay it to the Swiss Federal Tax Administration.

Obtaining a Refund of Such Withholding Tax

Withholding Tax is usually refundable in full to a Swiss resident who is beneficially entitled to the taxable distribution at the time the distribution was declared and duly reports the gross distribution received on his or her personal tax return or on its financial statements for tax purposes, as the case may be. Non-resident shareholders may also be entitled to a full or partial refund of the Withholding Tax.

Non-Swiss-resident holders of Shares may be entitled to a full or partial refund of the Withholding Tax under the terms and conditions of an applicable double taxation treaty. The procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. The non-Swiss resident holder should consult his or her own tax adviser about receipt, ownership, purchase, sale or other dispositions of Shares and the procedures for claiming a refund of the Withholding Tax.

As of 1 January, 2000, Switzerland has entered into double taxation treaties with the following countries:

Australia	Greece	Mexico	Slovenia
Austria	Hungary	Morocco	South Africa
Belarus	Iceland	Netherlands	Spain
Belgium	India	New Zealand	Sri Lanka
Bulgaria	Indonesia	Norway	Sweden
Canada	Italy	Pakistan	Thailand
Croatia	Ivory Coast	People's Republic	Trinidad and Tobago
Czech Republic	Republic of Ireland	of China	Tunisia
Denmark	Jamaica	Poland	United Kingdom
Ecuador	Japan	Portugal	United States of America
Egypt	Republic of Korea	Romania	Venezuela
Finland	(South Korea)	Russia	Vietnam
France	Luxembourg	Singapore	
Germany	Malaysia	Slovak Republic	

In addition, negotiations have been completed for new double taxation treaties with Albania, Argentina, Khazakstan, Kuwait, Moldavia, Mongolia and the Philippines.

The double taxation treaty between Switzerland and the United States (the "Treaty") provides for a mechanism whereby a U.S. holder of Shares qualifying for Treaty benefits may be permitted to seek a refund of the Swiss Withholding Tax paid on dividends in respect of the Shares, to the extent that the Withholding Tax exceeds:

- five per cent. if the beneficial owner is a corporation which holds at least ten per cent. of the Company's voting stock;

- 15 per cent. in all other cases.

The claim for a refund must be filed with the Swiss Federal Tax Administration (Eigerstrasse 65, 3003 Bern, Switzerland), no later than by 31 December of the third year following the year in which the dividend payments have become due. The relevant forms for obtaining a refund may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address above. The holder must fill out the form in triplicate with each copy duly completed and signed before a notary public in the United States and must also include with the form evidence that the Withholding Tax was withheld at the source.

Income Tax on Dividends

A Swiss resident who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from the Company is generally required to include such amounts in his or her personal tax return. A corporate shareholder may claim substantial relief from taxation of dividends and similar distributions received, if the Shares held represent a fair market value of at least CHF 2 million (*Beteiligungsabzug*).

Capital Gains Tax upon Disposal of Shares

Under current Swiss tax law, a Swiss resident individual who holds Shares as part of his or her private property and who does not qualify as a securities dealer for Swiss income tax purposes will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of Shares. However, private gains realised upon a repurchase of Shares by the Company may, in some cases, be re-characterised as taxable income. Capital gains realised on the disposition of Shares held as part of the business property of a Swiss resident (whether an individual or legal entity) are included in their taxable income.

Stamp Tax upon Transfer of Securities (Umsatzabgabe)

The sales or transfer of the Shares, whether by Swiss resident or non-resident holders, may generally be subject to a Swiss securities transfer stamp tax of up to 0.15 per cent. (of which each of the buyer and the seller bear half assuming the maximum tax) calculated on the sale proceeds if it occurs through or with a Swiss bank or other securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition, the sale of Shares by or through a member of the SWX may be subject to a stock exchange levy of up to 0.02 per cent. (of which each of the buyer and the seller bear half assuming the maximum levy) calculated on the sales proceeds.

Other Tax Aspects for Non-Swiss Residents

A Non-Swiss-resident holder of the Shares not otherwise subject to taxation in Switzerland will not be liable for any Swiss taxes other than the Withholding Tax and the transfer stamp tax upon transfer of securities, both described above, if the transfer occurs through or with a Swiss bank or other Swiss securities dealer (as defined in the Swiss Federal Stamp Duty Act). If, however, the Shares can be attributed to a permanent establishment or fixed place of business that such holder maintained within Switzerland during the relevant tax year, then these Shares may be subject to Swiss taxes generally.

UNITED STATES TAXATION

The following is a summary of certain United States federal income tax considerations relating to the Spin-off and the ownership of Shares by a U.S. Holder (as defined below). This summary does not purport to address all material tax considerations relating to the Spin-off and ownership of the Shares and does not take into account the specific circumstances of any particular investors. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of this discussion, a "U.S. Person" is anyone who or that is (i) a citizen or resident of the United States, (ii) a corporation organised under the laws of the United States or any State therein, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and a "U.S. Holder" is a U.S. Person who or that is the beneficial owner of Shares. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local tax consequences of the Spin-off and of owning and disposing of the Shares.

The Spin-off

Roche and Givaudan have not sought to obtain a ruling from the U.S. Internal Revenue Service regarding whether the distribution of the Shares pursuant to the Spin-off will be tax-free under the U.S. federal income tax laws to U.S. Persons who beneficially own Bearer Shares or Non-Voting Equity Securities (or to U.S. Persons who beneficially own ADRs and who are deemed to receive a distribution of Shares in the Spin-off, as described below). Roche and Givaudan therefore are unable to advise whether such distribution of the Shares will qualify as a tax-free transaction for U.S. federal income tax purposes to U.S. Persons beneficially owning Bearer Shares, Non-Voting Equity Securities or ADRs.

A U.S. Person beneficially owning ADRs will be treated for United States federal income tax purposes as receiving a distribution of Shares pursuant to the Spin-off, and as having then sold such Shares for an amount equal to the cash received by such U.S. Person from the depositary bank.

U.S. Persons beneficially owning Bearer Shares, Non-Voting Equity Securities or ADRs are urged to consult their tax advisers regarding the United States federal income tax consequences to them, in their specific situations, of the Spin-off, including: in the case of U.S. Persons owning ADRs, whether their income or gain recognised with respect to the transaction is ordinary or capital; the extent to which U.S. Persons owning Bearer Shares, Non-Voting Equity Securities or ADRs can claim a foreign tax credit for withholding tax paid by Roche to the Swiss Federal Tax Administration with respect to the Spin-off distribution; and the procedures under the Treaty for obtaining any available refund of such withholding tax.

Ownership of Shares

U.S. Holders will be required to include in gross income the gross amount of any dividend paid (before reduction for Swiss withholding taxes) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder. The dividend will not be eligible for the dividends-received deduction generally allowed to the United States corporation in respect of dividends received from other United States corporations. The amount of the dividend distribution includable in income of a U.S. Holder will be the U.S. dollar value of the payments made, determined at the spot CHF/USD rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, Swiss tax withheld from dividends will be treated as foreign income tax eligible for credit against a U.S. Holder's United States federal income tax liability. However, a U.S. Holder will not be entitled to a foreign tax credit with respect to Swiss tax to the extent that the Holder is eligible for a refund of such tax pursuant to the income tax treaty between the United States and Switzerland or Swiss law. For foreign tax credit limitation purposes, dividends paid on the Shares will be income from sources without the United States, but generally will be treated separately, together with other terms of "passive income" (or, in the case of certain holders, "financial services income").

A U.S. Holder will generally recognise gain or loss for United States federal income tax purposes upon the sale or exchange of the Shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such Shares. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder's holding period for such Shares exceeds one year and will be income or loss from sources within the United States for foreign tax credit limitation purposes.

GENERAL INFORMATION

CLEARING CODES

The Swiss Security number (*Valorennummer*) for Shares of the Company is 106 45 93. The ISIN is CH 001 064 593 2. The ticker will be "GIVN."

PAYING AGENT

Credit Suisse First Boston serves as principal paying agent (*Hauptzahlstelle*) and Credit Suisse serves as paying agent (*Zahlstelle*) for the Shares of the Company.

AUDITORS

PricewaterhouseCoopers SA has been appointed as statutory and group auditors of Givaudan. The auditors are subject to confirmation by the shareholders at the ordinary general meeting on an annual basis. The address of PricewaterhouseCoopers SA is 50 Avenue Giuseppe Motta, 1211 Geneva 2, Switzerland.

EXPERTS

CSFB, being recognised as an expert by the Admission Board of the SWX according to Article 50 of the Listing Rules (*Kotierungsreglement*), has filed on behalf of the Company an application for the listing of the Shares on the SWX.

INDICES

The application to list the Shares on the SWX has been filed. Commencement of trading is expected on or about 8 June, 2000. Givaudan will be included in the SMI Swiss Market Index outside the regular schedule on the first day of trading.

FISCAL YEAR

The fiscal year of the Company commences on 1 January and ends on 31 December of each calendar year.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND U.S. GAAP

The Historical Combined Financial Statements of the Group have been prepared and presented in accordance with International Accounting Standards ("IAS"). IAS differs in certain significant respects from United States Generally Accepted Accounting Principles ("U.S. GAAP"). Certain potentially significant differences in measurement methods between IAS and U.S. GAAP as they relate to the Historical Combined Financial Statements are summarised below. Such summary should not be construed as exhaustive. Differences are not quantified and a reconciliation between IAS and U.S. GAAP has not been undertaken. Had there been a quantification or reconciliation, other potentially significant measurement differences may have been identified. Accordingly, there is no assurance this summary reflects all of the principal differences relating to the Group. Furthermore, no attempt has been made to identify future differences between IAS and U.S. GAAP as the result of prescribed changes in accounting standards. Finally, no attempt has been made to identify differences between IAS and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

ACQUISITION ACCOUNTING

Under IAS, the Group accounts for acquisitions using the purchase method of accounting. Under the purchase method, the cost of the acquisition is measured at fair value and the acquirer's interests in identifiable assets and liabilities of the acquiree are restated to their fair values at the date of acquisition. Any resulting goodwill is amortised over its economic life for a period not exceeding 20 years from the date of acquisition.

Under U.S. GAAP, the purchase method of accounting requires the allocation of a value to all intangibles based on appraised values. The inclusion of provisions in the fair value calculations, such as plant closures, compulsory employee redundancies and restructuring is subject to specific criteria as defined under U.S. GAAP. Goodwill is amortised over its economic life not exceeding 40 years.

CAPITALISED INTEREST

Under IAS, the Group does not capitalise borrowing costs to finance construction of properties as they are incurred during the period of construction.

Under U.S. GAAP, interest expense associated with financing costs in connection with construction of properties must be capitalised under certain circumstances.

DERIVATIVE FINANCIAL INSTRUMENTS

Under IAS standards currently in force, the Group defers gains and losses from forward exchange contracts, options and currency swaps used to hedge potential exchange rate exposures and offsets them against losses and gains on the specific transactions being hedged. The fee agreed in establishing each contract is amortised over the duration of the contract. Interest differentials under swap agreements, forward rate agreements and interest rate caps used to manage interest rate exposures are recognised by adjustments to interest expense. The Group does not record the fair value of its derivative financial instruments in the Historical Combined Financial Statements.

Current U.S. GAAP has various standards covering derivative instruments and hedging activities. Under U.S. GAAP, the requirements for hedge accounting are more proscriptive than under current IAS. In order to qualify as a hedge under U.S. GAAP, the following conditions must be met: (i) the item to be hedged must expose the company to price or interest rate risks; (ii) it must be probable that the results of the futures contract will substantially offset the effects of price or interest rate changes on the hedged item; and (iii) the future contract must be designated by management as a hedge of the item. Gains and losses from the ineffective portion of derivatives are included in the statement of income where gains and losses from the effective hedges are either taken into income or included in other comprehensive income, based on the type of hedge. Premiums paid are deferred on the balance sheet and amortised over the length of the agreement.

PENSION OBLIGATIONS

Under IAS, the Group has elected to recognise the transition amount related to the adoption of IAS 19 (revised) immediately in the statement of income in accordance with IAS 8.

U.S. GAAP permits only a delayed recognition of the transition amount on a straight line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years.

DEFERRED INCOME TAXES

Under IAS deferred tax assets are only recognised when it is probable that the assets can be recovered.

Under U.S. GAAP, deferred taxes or liabilities are recognised for the tax consequences of temporary differences between financial statement carrying amounts, and the basis of existing assets and liabilities. All deferred tax assets are to be recognised. Thereafter, a valuation allowance against the assets is provided if recovery is not likely to be expected.

INDEX TO FINANCIAL STATEMENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
50 Avenue Giuseppe Motta
1202 Geneva
Switzerland
Telephone +44 (22) 748 51 11
Fax +41 (22) 748 51 15

The shareholders and Boards of Directors
Roche Holding Ltd
Basel
and
Givaudan SA (previously Givaudan Roure (International) SA)
Vernier

We have audited the historical combined balance sheets of the Givaudan Group at 31 December, 1997, 1998 and 1999 and the related historical combined statements of income, cash flows and changes in equity for each of the three years ended 31 December, 1997, 1998 and 1999, appearing on pages F-4 to F-35 of this Listing Prospectus. These historical combined financial statements are the responsibility of the management of Roche Holding Ltd. Our responsibility is to express an opinion of these historical combined financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audit was conducted in accordance with International Standards on Auditing issued by the International Federation of Accountants. These standards require that an audit be planned and performed to obtain reasonable assurance about whether the historical combined financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in this historical combined financial statements. We have also assessed the accounting principles used, significant estimates made and the overall historical combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the historical combined financial statements present fairly, in all material respects, the combined financial position of the Givaudan Group at 31 December, 1997, 1998 and 1999 and the results of its combined operations and cash flows for each of the three years ended 31 December, 1997, 1998 and 1999 in accordance with International Accounting Standards and the accounting principles prescribed by the Listing Rules of the SWX Swiss Exchange, and comply with relevant Swiss law.

PricewaterhouseCoopers SA

Ralph R Reinertsen Felix Roth

Geneva, 14 April, 2000

Givaudan Group

Historical combined statements of income for the years ended 31 December

	1997	1998	1999
	in millions of CHF		
Sales (4)	2,013	2,108	2,231
Cost of sales	(1,170)	(1,151)	(1,166)
Gross profit	843	957	1,065
Marketing, development and distribution expenses	(434)	(465)	(486)
Administration expenses	(78)	(78)	(72)
Amortisation of intangible assets	(68)	(59)	(62)
Other operating expenses, net	(80)	(92)	(48)
Restructuring charges (7)	(120)	–	–
Operating profit	63	263	397
Financial income (expense), net (8)	(82)	(112)	(108)
Result before taxes	(19)	151	289
Income taxes (9)	(61)	(66)	(105)
Result after taxes	(80)	85	184
Adjustment from change in accounting policy (6)	–	–	(2)
Net income (loss)	(80)	85	182
Earnings (loss) per share (CHF per share) (17)	(13,333)	14,167	30,333

Reference numbers indicate corresponding Notes to the Historical Combined Financial Statements.

Earnings (loss) per share shown are both basic and diluted.

Givaudan Group
Historical combined balance sheets at 31 December

	1997	1998	1999
	in millions of CHF		
Long-term assets			
Property, plant and equipment (10)	739	788	936
Intangible assets (11)	1,222	1,123	1,180
Deferred income tax assets (9)	178	171	137
Non-current balances due from Roche companies	–	12	52
Other long-term assets	48	66	122
Total long-term assets	2,187	2,160	2,427
Current assets			
Inventories (12)	429	398	462
Accounts receivable—trade (13)	298	316	391
Current balances due from Roche companies	15	25	220
Current income tax assets (9)	18	20	30
Prepaid expenses and other current assets	80	94	84
Cash and marketable securities (14)	67	85	115
Total current assets	907	938	1,302
Total assets	3,094	3,098	3,729

Reference numbers indicate corresponding Notes to the Historical Combined Financial Statements.

Givaudan Group
Historical combined balance sheets at 31 December

	1997	1998	1999
	in millions of CHF		
Equity			
Share capital (16)	6	6	6
Retained earnings and reserves	720	685	817
Cumulative translation differences	(174)	(134)	(92)
Total equity	552	557	731
Non-current liabilities			
Long-term debt (18)	188	137	14
Deferred income tax liabilities (9)	14	40	20
Liabilities for post-employment benefits (6)	53	60	98
Provisions (19)	81	62	47
Non-current balances due to Roche companies	1,518	1,435	1,671
Other non-current liabilities	8	10	46
Total non-current liabilities	1,862	1,744	1,896
Current liabilities			
Short-term debt (18)	281	376	505
Current income tax liabilities (9)	26	41	40
Current balances due to Roche companies	57	59	239
Accounts payable—trade and other	182	166	167
Accrued and other current liabilities (20)	134	155	151
Total current liabilities	680	797	1,102
Total equity and liabilities	3,094	3,098	3,729

Reference numbers indicate corresponding Notes to the Historical Combined Financial Statements.

Givaudan Group

Historical combined statements of cash flows
for the years ended 31 December

	1997	1998	1999
	in millions of CHF		
Cash flows from operating activities			
Operating profit	63	263	397
Depreciation of property, plant and equipment (10)	83	68	65
Amortisation of intangible assets (11)	68	59	62
EBITDA	214	390	524
Adjustment for other non-cash income and expenses	64	39	12
(Increase) decrease in working capital	147	7	(147)
(Increase) decrease in current balances with Roche companies	49	(8)	(15)
Payments made to defined benefit post-employment benefit plans (6)	(25)	(29)	(19)
Income taxes paid	(65)	(61)	(48)
Other operating cash flows	11	(24)	(16)
Total cash flows from operating activities	395	314	291
Cash flows from financing activities			
Increase (decrease) in long term bank loans	(609)	(51)	(123)
Increase (decrease) in short-term borrowings	(91)	125	94
Increase in non-current balances with Roche companies	1,486	5	46
Interest paid	(88)	(111)	(105)
Dividends paid	(80)	(120)	(50)
Other	(8)	5	(8)
Total cash flows (for) from financing activities	610	(147)	(146)
Cash provided by operating and financing activities	1,005	167	145

Reference numbers indicate corresponding Notes to the Historical Combined Financial Statements.

Givaudan Group
Historical combined statements of cash flows
for the years ended 31 December

	1997	1998	1999
	in millions of CHF		
Cash flows for investing activities			
Purchase of property, plant and equipment, and intangible assets (10)(11)	(71)	(144)	(165)
Disposal of property, plant and equipment, and intangible assets	40	–	34
Acquisition of Tastemaker, net of cash acquired	(973)	–	–
Divestments of businesses	7	–	–
Interest received	4	7	10
Other	19	(14)	(3)
Total cash flows for investing activities	(974)	(151)	(124)
Net effect of currency translation on cash	(5)	8	9
Increase in cash	26	24	30
Cash at beginning of year	35	61	85
Cash at end of year (14)	61	85	115

Reference numbers indicate corresponding Notes to the Historical Combined Financial Statements.

Givaudan Group
Historical combined statements of changes in equity
for the years ended 31 December

	1997	1998	1999
		in millions of CHF	
Share capital			
Balance at 1 January and at 31 December	6	6	6
Retained earnings and reserves			
Balance at 1 January	880	720	685
Net income (loss)	(80)	85	182
Dividends paid	(80)	(120)	(50)
Balance at 31 December	720	685	817
Currency translation differences			
Balance at 1 January	(138)	(174)	(134)
Gains (losses) recognised during the year	(36)	40	42
Balance at 31 December	(174)	(134)	(92)
Total equity at 31 December	552	557	731

1. GROUP ORGANISATION

Givaudan SA (previously Givaudan Roure (International) SA) is a wholly-owned subsidiary of Roche Holding Ltd, both of which are companies registered in Switzerland. The historical combined financial statements include the combined operations of Givaudan SA and its subsidiaries, Givaudan Roure (United States) Inc. and its subsidiaries (a wholly-owned subsidiary of Roche Holdings Inc., a company registered in the United States), Givaudan Roure S.A. Argenteuil (France), (indirectly a wholly-owned subsidiary of Roche Holding Ltd), and certain fragrances and flavours business units in subsidiaries of Roche Holding Ltd, (hereafter referred to as the "Group").

On 6 December, 1999, Roche announced the intention to spin off to shareholders and holders of non-voting equity securities its fragrances and flavours business, which constitutes the Group. The Spin-off is subject to approval by the shareholders of Roche Holding Ltd at the next annual general meeting, scheduled for 9 May, 2000.

The Group will operate under the name Givaudan and will be headquartered in Vernier, Switzerland, near Geneva. Givaudan operates in over 100 countries and has subsidiaries in more than 20 countries. Worldwide, it employs approximately 4,900 people. Givaudan is a leading supplier of creative fragrances and flavours products to consumer goods industries.

Changes in Group organisation, 1997

On 4 February, 1997, Roche Holdings, Inc. and Givaudan SA entered into an agreement to take over the world-wide business and operations of Tastemaker, which manufactured and sold flavour compounds, citrus specialities and process flavours for the food and beverage industry. The net cash outflow for this acquisition amounted to the equivalent of 973 million Swiss francs. In addition, debts were assumed which were refinanced by Givaudan. The acquisition was accounted for under the purchase method of accounting and the results of operations were included in the historical combined statements of income since 1 April, 1997, when effective control passed to the Roche Group. Assets and liabilities acquired were fully included at their fair values in the historical combined balance sheet for 1997. Goodwill on this acquisition is being amortised on a straight-line basis over 20 years as management believes that the acquired business will complement the existing activities of Givaudan for the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the historical combined financial statements

The historical combined financial statements of the Group are prepared in accordance with and comply with International Accounting Standards. They are prepared under the historical cost convention.

The preparation of the combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Together with Givaudan Roure (United States) Inc. and its subsidiaries, Givaudan Roure S.A. Argenteuil (France), and certain fragrances and flavours business units in subsidiaries of Roche Holding Ltd, the subsidiaries consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date of divestment. A listing of principal Group companies is set out in Note 22.

Other investments are carried at cost after deducting appropriate provisions for permanent impairment and are included in other long-term assets.

Foreign currency valuation

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average and year-end exchange rates are taken directly to equity. Exchange gains and losses on hedges of non-Swiss franc net investments and on intercompany balances of a long-term investment nature are also taken to equity. On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Gains and losses on exchange arising in Group companies from the translation into their local reporting currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in income.

Group companies operating in highly inflationary economies maintain financial information for Group reporting purposes in U.S. dollars or Swiss francs depending on the circumstances. The effect of exchange rate differences between the local currency and the U.S. dollar or Swiss franc in respect of financial assets and liabilities is included in income.

Financial instruments

Gains and losses from forward exchange contracts, options and currency swaps used to hedge potential exchange rate exposures are deferred and then offset against losses and gains on the specific transactions being hedged. The fee agreed in establishing each contract is amortised over the duration of the contract. Interest differentials under swap arrangements, forward rate agreements and interest rate caps used to manage interest rate exposures are recognised by adjustments to interest expense.

The fair values of financial assets and liabilities at the balance sheet date are approximately in line with their reported carrying values.

Foreign exchange rates

During 1999 the US dollar, the Group's major non-European currency, strengthened by 17% against the Swiss franc. For the year as a whole, however, the exchange rate was only 4% higher than the 1998 average. The major continental European currencies remained practically stable in relation to the Swiss franc. The strengthening of the Japanese yen against the Swiss franc was more pronounced – 33% from year-end to year-end and 20% on average.

Exchange rates against the Swiss franc were:

	31 December **1997**	Average **1997**	31 December **1998**	Average **1998**	31 December **1999**	Average **1999**
1 USD	1.45	1.45	1.37	1.45	1.60	1.50
1 GBP	2.41	2.37	2.29	2.40	2.58	2.43
100 JPY	1.12	1.20	1.18	1.11	1.57	1.33

Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Cost of sales includes the corresponding direct production costs and related production overhead of goods manufactured and services rendered.

Marketing and Development

Development costs are charged against income as incurred since in the opinion of management the criteria for their recognition as an asset are not met. These development costs amounted respectively to CHF 146 million for 1997, CHF 138 million for 1998 and CHF 156 million for 1999.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, options and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a number of defined benefit and defined contribution plans throughout the world. The aggregated cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

The Group's contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included within operating expenses or financial expenses according to their nature.

Deferred income taxes are provided using the liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5-15 years
Office equipment	3 years
Motor vehicles	5 years

Repairs and maintenance costs are recognised as expenses as incurred. Borrowing costs are not capitalised. The Group has no significant finance leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Intangible assets

Goodwill on acquisitions is recorded in the balance sheet as an intangible asset and is amortised using the straight-line basis over its estimated useful life for a period not exceeding 20 years from date of acquisition. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are recorded in local currency at the effective date of the transaction. Other intangible assets are initially recorded at their acquisition cost and are amortised using the straight-line basis over their estimated economic lives for a period not exceeding 20 years from the date of acquisition.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in first-out method.

Cash and marketable securities

Cash comprises cash on hand and time, call and current balances with banks and similar institutions. For the purposes of the cash flow statement, cash is as defined above. Marketable securities are shown at the lower of cost or market value.

Provisions

Provisions are recognised where it is probable that a liability has been incurred which can be reasonably estimated. Provisions are subject to regular review and are adjusted where necessary to reflect the current best estimate of the obligation.

International Accounting Standards

The Group has adopted several revised or new International Accounting Standards effective from 1 January, 1999. Where necessary, the comparatives have been reclassified or extended from the previously reported results to take into account any additional disclosure requirements.

Presentation of financial statements, leases

No significant adjustments were necessary as a result of these implementations, as the Group's accounting policies previously reflected the main principles in the new standards.

Segment reporting

The Group's primary format for reporting segment information is business segments and the secondary format is geographical segments. The reportable business segments are the two segments of the Group. The reportable geographical segments are unchanged from those previously used.

Employee benefits
The Group's previous accounting policy largely reflected the principles in the revised standard, and therefore the implementation of the new standard does not have a significant effect on reported income. The transition effects of the new standard on the balance sheet as at 1 January, 1999 are described in Note 6.

Revised and new standards for 2000 and 2001
For the Consolidated Financial Statements for 2000, revised or new International Accounting Standards will come into effect in respect of Property, plant and equipment and Impairment of assets, Provisions, contingent liabilities and contingent assets, Intangible assets, Business combinations and Events after the balance sheet date, and for 2001 in respect of Financial instruments: recognition and measurement. The Group is currently studying the potential effects of these standards and the interpretations of the Standing Interpretations Committee. None of the changes will affect the Group's future cash flows.

International Accounting Standards will continue to be developed and revised in the future. This will lead to further adaptations of the Group's accounting policies in the coming years.

3. FINANCIAL RISK MANAGEMENT
Financial risk management within the Group is governed by policies approved by senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt.

When deemed appropriate certain of the above risks are altered through the use of financial instruments. Group management believes that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to create and optimise value. Group companies report details of the financial instruments outstanding and financial liquidity position to Group Treasury on a monthly basis.

Foreign exchange risk
The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income will be primarily in the local currency. A significant amount of expenditure, especially for purchase of goods for resale and interest on and repayment of loans will be in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of financial instruments such as options and forward contracts. In addition, Group Treasury monitors total worldwide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation movement.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk.

Group companies manage their short-term interest rate risk at a local level.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is reduced by a very careful review prior to investing, concentration of investments and continuous monitoring of the performance of investments and changes in their risk configuration.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management focussing on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored.

The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies need to have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, to approval at Group level.

4. SEGMENT INFORMATION

The Group has two business segments: fragrances and flavours.

Business segments

	1997			1998			1999		
	Fragrances	Flavours	Total	Fragrances	Flavours	Total	Fragrances	Flavours	Total
					in millions of CHF				
Segment results									
Segment sales	1,068	945	2,013	1,047	1,061	2,108	1,095	1,136	2,231
Less related party sales (a)	(81)	(4)	(85)	(65)	(3)	(68)	(79)	(3)	(82)
Segment sales to third parties	987	941	1,928	982	1,058	2,040	1,016	1,133	2,149
EBITDA (b)	146	68	214	148	242	390	225	299	524
Depreciation	(48)	(35)	(83)	(35)	(33)	(68)	(35)	(30)	(65)
Amortisation	(1)	(67)	(68)	(1)	(58)	(59)	0	(62)	(62)
Segment results	97	(34)	63	112	151	263	190	207	397
Segment assets and liabilities (c)									
Segment operating assets	734	1,967	2,701	760	1,873	2,633	897	2,080	2,977
Non-segment assets (d)			393			465			752
Total assets			3,094			3,098			3,729
Segment operating liabilities	(52)	(24)	(76)	(46)	(26)	(72)	(46)	(26)	(72)
Non-segment liabilities (d)			(2,466)			(2,469)			(2,926)
Total liabilities			(2,542)			(2,541)			(2,998)
Other segment information									
Capital expenditure (e)	41	30	71	82	62	144	100	65	165
Number of Employees	2,429	2,485	4,914	2,249	2,570	4,819	2,335	2,572	4,907

Geographical segments

	Segment sales (by destination)	Segment operating assets (c)	Capital expenditure (e)
		in millions of CHF	
1997			
Switzerland	50	165	25
European Union	553	555	12
Rest of Europe, Africa, Middle East	111	11	–
Total EAME	714	731	37
USA and Canada	689	1,677	10
Latin America	211	134	13
Asia Pacific	314	227	11
Segment sales	1,928	2,769	71
Segment sales to related parties	85	—	—
Assets not allocated to geographical area (f)	—	325	—
Consolidated total	2,013	3,094	71

	Segment sales (by destination)	Segment operating assets (c)	Capital expenditure (e)
		in millions of CHF	
1998			
Switzerland	46	200	35
European Union	591	537	20
Rest of Europe, Africa, Middle East	116	10	—
Total EAME	753	747	55
USA and Canada	759	1,441	64
Latin America	230	148	16
Asia Pacific	298	224	9
Segment sales	2,040	2,560	144
Segment sales to related parties	68	—	—
Assets not allocated to geographical area (f)	—	538	—
Consolidated total	2,108	3,098	144

	Segment sales (by destination)	Segment operating assets (c)	Capital expenditure (e)
		in millions of CHF	
1999			
Switzerland	45	375	31
European Union	618	525	27
Rest of Europe, Africa, Middle East	117	10	–
Total EAME	780	910	58
USA and Canada	757	1,527	91
Latin America	236	170	5
Asia Pacific	376	298	11
Segment sales	2,149	2,905	165
Segment sales to related parties	82	–	–
Assets not allocated to geographical area (f)	–	824	–
Consolidated total	2,231	3,729	165

(a) Transfer prices for related party sales are set on an arm's length basis. Related party sales are sales to the Roche Group.

(b) EBITDA: Earnings before interest, tax, depreciation and amortisation. This corresponds to operating profit plus depreciation and amortisation.

(c) Segment operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

(d) Non-segment assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.

(e) Capital expenditure includes additions to property, plant, and equipment and intangible assets, excluding acquisitions.

(f) Assets not allocated to geographical area consist mostly of cash and marketable securities.

5. RELATED PARTY TRANSACTIONS

Transactions with the Roche Group

Sales by Group companies to subsidiaries of Roche Holding Ltd are disclosed as Segment sales to related parties in Note 4. Transfer prices for related party sales are set on an arms-length basis. The related Cost of sales amounted to 72 million Swiss francs in 1997, 52 million Swiss francs in 1998 and 61 million Swiss francs in 1999.

Subsidiaries of Roche Holding Ltd incurred expenses on behalf of the Group. These expenses are reflected at cost as Administration expense and amount to less than 1.5 million Swiss francs in 1997, 1998, and 1999. Costs of Roche Group general corporate functions are not allocated to Givaudan.

Interest expense on inter-company loans is recorded in Financial income (expense), net and amounted to 43 million Swiss francs in 1997, 84 million Swiss francs in 1998, and 84 million Swiss francs in 1999.

6. EMPLOYEE BENEFITS

Amounts recognised in the income statement are as follows:

	1997	1998	1999
	in millions of CHF		
Wages and salaries	394	388	399
Social security costs	47	52	51
Post-employment benefits: defined benefit plans	26	32	26
Post-employment benefits: defined contribution plans	6	8	9
Other employee benefits	31	23	27
Total employees' remuneration	504	503	512

The number of employees at the year-end 1997 was 4,914 (1998: 4,819; 1999: 4,907).

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. Other post-employment benefits consist mostly of post-retirement healthcare and life insurance schemes, principally in the USA. Plans are either funded by payments from the Group and by employees to trusts independent of the Group's finances, or, where a plan is unfunded, a liability for the whole obligation is recorded in the Group's balance sheet.

The revised International Accounting Standard on Employee Benefits requires that, when first implementing the standard, the Group records previously unrecognised actuarial gains and losses. Accordingly the Group has recorded on 1 January, 1999 a net increase in recognised deficit on defined benefit post-employment plans of 3 million Swiss francs, together with the related deferred tax asset of 1 million Swiss francs. The negative net effect of 2 million Swiss francs has been recorded in the statement of income in 1999. Comparative information for prior periods is not presented because it is impracticable to do so.

The amounts recognised in the income statement for post-employment defined benefit plans are as follows:

	1997	1998	1999
		in millions of CHF	
Current service cost	23	26	23
Interest cost	37	40	45
Expected return on plan assets	(36)	(42)	(43)
Net actuarial losses recognised	1	7	–
Past service cost	1	1	1
Total included in employees' remuneration	26	32	26

The actual return on plan assets in 1997 was 47 million Swiss francs (1998: 53 million Swiss francs; 1999: 71 million Swiss francs).

The movements in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans are as follows:

	1997	1998	1999
		in millions of CHF	
At the beginning of the year			
– as previously reported (as below)	(43)	(52)	(59)
– effect of implementing the revised International Accounting Standard for Employee Benefits	–	–	(3)
– as restated	(43)	(52)	(62)
Liabilities acquired in business combinations	(16)	–	–
Total expenses included in employees' remuneration (as above)	(26)	(32)	(26)
Contributions paid	23	27	16
Benefits paid (unfunded plans)	2	2	3
Currency translation effects and other	8	(4)	(15)
At the end of the year (as below)	(52)	(59)	(84)

Amounts recognised in the balance sheet for post-employment defined benefit plans are as follows:

	1997	1998	1999
	in millions of CHF		
Unfunded plans			
Recognised liability for actuarial present value of unfunded obligations due to past and present employees	(48)	(55)	(79)
Funded plans			
Actuarial present value of funded obligations due to past and present employees	(704)	(744)	(795)
Plan assets held in trusts at fair value	693	737	824
Plan assets in excess of actuarial present value of funded obligation	(11)	(7)	29
Less:			
– unrecognised actuarial (gains) / losses	2	(1)	(40)
– unrecognised past service costs	5	4	6
Recognised liability for funded obligations due to past and present employees	(4)	(4)	(5)
Assets / liabilities recognised			
Deficit recognised as part of liabilities for post-employment benefits	(53)	(60)	(98)
Surplus recognised as part of other long term assets	1	1	14
Total net liability recognised	(52)	(59)	(84)

The above amounts include other non-pension post employment benefit schemes, principally medical benefits, with an actuarial present value of obligations of 33 million Swiss francs in 1997 (1998: 40 million Swiss francs; 1999: 49 million Swiss francs). The related net liability recognised is 37 million Swiss francs in 1997 (1998: 37 million Swiss francs; 1999: 48 million Swiss francs).

The range of assumptions used in the actuarial valuations of the most significant defined benefit plans in 1999 is as follows:

	1997	1998	1999
Discount rates	5 to 9%	4 to 7%	5 to 8%
Projected rates of remuneration growth	3 to 9%	2.5 to 9%	3 to 6.5%
Expected rates of return on plan assets	5.5 to 9.5%	4.5 to 9.5%	5.5 to 9%
Health care cost trend rate	8%	5 to 7.5%	6%

7. RESTRUCTURING CHARGES

Restructuring charges arise from reorganisations of the Group's operations and management structure. Restructuring efforts have resulted from the acquisition of Tastemaker: restructuring charges of 120 million Swiss francs were recognised in 1997 relating to the closure of duplicate facilities and severance benefits payable to redundant personnel terminated after completion of the acquisition. The restructuring program was completed during 1998 in line with expectations.

8. FINANCIAL INCOME (EXPENSE), NET

	1997	1998	1999
	in millions of CHF		
Interest and dividend income	4	7	10
Interest expense	(91)	(106)	(108)
Exchange gains and losses, net	8	(8)	(11)
Other financial income (expense), net	(3)	(5)	1
Total financial income (expense), net	(82)	(112)	(108)

9. INCOME TAXES

Income tax expenses

The amounts charged (credited) in the income statement are as follows:

	1997	1998	1999
	in millions of CHF		
Taxes on result before special items			
Current income taxes	45	74	56
Deferred income taxes	16	(8)	49
Total charge for income taxes	61	66	105

The Group's parent company, Givaudan SA, is domiciled in Switzerland. Maximum effective tax rates for operating companies in Vernier, Switzerland, located in the canton of Geneva, are for 1997: 30%; 1998: 29%; 1999: 24%.

Since the Group operates across the world, it is liable for income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's expected tax rate as follows:

	1997	1998	1999
Group's average expected tax rate	(30%)	25%	25%
Tax effect of			
– Income not taxable	–	3%	–
– Benefit of prior year tax losses not previously recognised	38%	–	1%
– Other differences	84%	3%	3%
– Goodwill not deductible	229%	12%	7%
Group's effective tax rate	321%	43%	36%

Income tax assets and liabilities

Amounts recognised in the balance sheet for income taxes are as follows:

	1997	1998	1999
	in millions of CHF		
Current income taxes			
Current income tax assets	18	20	30
Current income tax liabilities	(26)	(41)	(40)
Net current income tax liability in the balance sheet	(8)	(21)	(10)
Deferred income taxes			
Deferred income tax assets	178	171	137
Deferred income tax liabilities	(14)	(40)	(20)
Net deferred income tax asset in the balance sheet	164	131	117

Amounts recognised in the balance sheet for deferred taxes are reported as long-term assets and non-current liabilities, a portion of which is current and is charged or credited to the income statement in the current year.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses. Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.

The deferred income tax assets and liabilities and the deferred income tax charges (credits) are attributable to the following items:

	Property, plant and equipment, and intangible assets	Restructuring provisions	Other Temporary differences	Total
		in millions of CHF		
1997				
Net deferred income tax asset (liability) at beginning of year	(34)	5	(12)	(41)
(Charged) credited to the income statement	(44)	26	2	(16)
Changes in Group organisation	154	20	22	196
Currency translation effects	21	2	2	25
Net deferred income tax asset at end of year	97	53	14	164

	Property, plant and equipment, and intangible assets	Restructuring provisions	Other Temporary differences	Total
		in millions of CHF		
1998				
Net deferred income tax asset at beginning of year	97	53	14	164
(Charged) credited to the income statement	(22)	(28)	58	8
Currency translation effects	(5)	(10)	(26)	(41)
Net deferred income tax asset at end of year	70	15	46	131

	Property, plant and equipment, and intangible assets	Restructuring provisions	Other Temporary differences	Total
		in millions of CHF		
1999				
Net deferred income tax asset at beginning of year	70	15	46	131
Adjustment from change in accounting policy – employee benefits	—	—	1	1
(Charged) credited to the income statement	(23)	(13)	(13)	(49)
Currency translation effects	5	2	27	34
Net deferred income tax asset at end of year	52	4	61	117

10. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings and land improvements	Machinery and Equipment	Construction in progress	1997 Total
			in millions of CHF		
Cost					
At beginning of year	25	477	738	36	1,276
Currency translation effects	—	—	3	2	5
Changes in Group organisation	23	84	48	10	165
Additions		3	18	50	71
Disposals	(4)	(37)	(45)	(5)	(91)
Transfers	1	19	36	(56)	0
At end of year	45	546	798	37	1,426
Accumulated depreciation					
At beginning of year	—	(191)	(437)	—	(628)
Currency translation effects	—	(1)	(2)	—	(3)
Changes in Group organisation	—	—	9	—	9
Depreciation for the year	—	(18)	(65)	—	(83)
Disposals	—	4	14	—	18
At end of year	—	(206)	(481)	—	(687)
Net book value					
At end of year	45	340	317	37	739

	Land	Buildings and land improvements	Machinery and Equipment	Construction in progress	**1998** Total
			in millions of CHF		
Cost					
At beginning of year	45	546	798	37	1,426
Currency translation effects	—	(10)	(17)	(5)	(32)
Changes in Group organization	—	(2)	(3)	—	(5)
Additions	—	3	21	119	143
Disposals	—	(2)	(16)	—	(18)
Transfers	—	(22)	72	(50)	0
At end of year	45	513	855	101	1,514
Accumulated depreciation					
At beginning of year	—	(206)	(481)	—	(687)
Currency translation effects	—	4	7	—	11
Changes in Group organization	—	2	3	—	5
Depreciation for the year	—	(12)	(56)	—	(68)
Disposals	—	2	11	—	13
At end of year	—	(210)	(516)	—	(726)
Net book value					
At end of year	45	303	339	101	788

	Land	Buildings and land improvements	Machinery and Equipment	Construction in progress	1999 Total
Cost			in millions of CHF		
At beginning of year	45	513	855	101	1,514
Currency translation effects	5	41	53	11	110
Additions	—	12	44	109	165
Disposals	(4)	(42)	(97)	(3)	(146)
Transfers	—	65	41	(106)	—
At end of year	46	589	896	112	1,643
Accumulated depreciation					
At beginning of year	—	(210)	(516)	—	(726)
Currency translation effects	—	(8)	(23)	—	(31)
Depreciation for the year	—	(12)	(53)	—	(65)
Disposals	—	24	91	—	115
At end of year	—	(206)	(501)	—	(707)
Net book value					
At end of year	46	383	395	112	936

Operating lease commitments:

At 31 December the future minimum payments under non-cancellable operating leases were as follows:

	1997	1998	1999
		in millions of CHF	
Within one year	5	6	8
Within one to five years	5	14	10
Thereafter	—	3	3
Total minimum payments	10	23	21

Total rental expense in 1997 for all operating leases was 22 million Swiss francs (1998: 26 million Swiss francs; 1999: 30 million Swiss francs).

The Group has no significant capital commitments for the purchase or construction of property, plant and equipment.

11. INTANGIBLE ASSETS

	Goodwill	Patents, Licences, Trademarks and other	Total
		in millions of CHF	
1997			
Cost			
At beginning of year	—	94	94
Currency translation effects	(9)	2	(7)
Changes in Group organisation	1,289	—	1,289
Disposals	—	(29)	(29)
At end of year	1,280	67	1,347
Accumulated amortisation			
At beginning of year	—	(86)	(86)
Amortisation for the year	(59)	(9)	(68)
Disposals	–	29	29
At end of year	(59)	(66)	(125)
Net book value at end of year	1,221	1	1,222
1998			
Cost			
At beginning of year	1,280	67	1,347
Currency translation effects	85	—	85
Changes in Group organisation	(132)	—	(132)
Additions	1	—	1
Disposals	(3)	—	(3)
At end of year	1,231	67	1,298
Accumulated amortisation			
At beginning of year	(59)	(66)	(125)
Currency translation effects	9	—	9
Amortisation for the year	(59)	—	(59)
At end of year	(109)	(66)	(175)
Net book value at end of year	1,122	1	1,123

	Goodwill	Patents, Licences, Trademarks and other	Total
		in millions of CHF	
1999			
Cost			
At beginning of year	1,231	67	1,298
Currency translation effects	137	(2)	135
At end of year	1,368	65	1,433
Accumulated amortisation			
At beginning of year	(109)	(66)	(175)
Currency translation effects	(17)	(2)	(19)
Amortisation for the year	(62)	—	(62)
Disposals	—	3	3
At end of year	(188)	(65)	(253)
Net book value at end of year	1,180	—	1,180

12. INVENTORIES

	1997	1998	1999
		in millions of CHF	
Raw materials and supplies	256	210	265
Work in process	22	18	21
Finished goods	187	198	206
Less: provision for slow moving and obsolete inventory	(36)	(28)	(30)
Total inventories	429	398	462

13. ACCOUNTS RECEIVABLE - TRADE

	1997	1998	1999
	in millions of CHF		
Accounts receivable	300	326	390
Notes receivable	15	9	20
Less: provision for doubtful accounts	(17)	(19)	(19)
Total accounts receivable – trade	298	316	391

14. CASH AND MARKETABLE SECURITIES

	1997	1998	1999
	in millions of CHF		
Money market instruments	6	–	–
Cash	61	85	115
Total cash and marketable securities	67	85	115

As of 31 December, 1997 the fair value of marketable securities was approximately 6 million Swiss francs.

15. FINANCIAL INSTRUMENTS

In appropriate circumstances the Group uses financial instruments as part of its risk management. This is discussed in Note 3. The majority of the derivative financial instruments outstanding at the year-end consist of forward contracts entered into by foreign affiliates for the purchase of currencies for settling intra-group liabilities.

The notional principal values of derivative financial instruments held by the Group are shown in the table below. These notional amounts do not represent the amounts actually exchanged by the parties, and therefore are not a measure of the Group's exposure. However they do indicate increasing use of derivatives and the relative proportions of the various instruments used by the Group. The table also shows the fair value of the Group's derivative financial instruments.

	At 31 December					
	1997		1998		1999	
	Notional principal amount	Fair Value	Notional principal amount	Fair Value	Notional principal amount	Fair Value
			in millions of CHF			
Foreign currency derivatives						
– forward exchange contracts	45	–	94	(5)	271	(16)
– options	10	–	9	–	12	(1)
Interest rate derivatives						
– swaps	112	(7)	120	(11)	147	(10)
Total derivative financial instruments	167	(7)	223	(16)	430	(27)

16. EQUITY

Share capital

At 31 December, 1997, 1998, and 1999 the authorised and called-up share capital was 6,000 bearer shares with a nominal value of CHF 1,000 each Roche Holding Ltd wholly owns the shares of Givaudan SA. On 5 June, 1997, 28 May, 1998 and 30 June, 1999, the shareholder approved the distribution of a dividend of CHF 13,333, CHF 20,000, and CHF 8,333 per share in respect of the 1996, 1997 and 1998 business years, respectively. The distribution totalled 80 million Swiss francs (1997: 120 million Swiss francs, 1998: 50 million Swiss francs), charged to retained earnings and reserves in 1996.

17. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share

The Group has no financial instruments or other schemes that would oblige the Group to issue new shares. Therefore diluted earnings per share is the same as basic earnings per share.

	1997	1998	1999
	in millions of CHF		
Net income (loss)	(80)	85	182
Number of shares (thousands)	6	6	6
Earnings (loss) per share (CHF per share)	(13,333)	14,167	30,333

18. DEBT

	1997	1998	1999
	in millions of CHF		
Short-term debt – due to banks and other financial institutions	281	376	505
Long-term debt – due to banks and other financial institutions	188	137	13
Long-term debt – Capitalised lease obligations	–	–	1
Total long-term debt	188	137	14

Repayment terms of long-term debt

	1997	1998	1999
	in millions of CHF		
Within one to two years	61	18	14
Within two to three years	—	1	—
Over five years	127	118	—
Total long-term debt	188	137	14

Amounts due to banks and other financial institutions

Interest rates average approximately 1997: 6%; 1998: 6%;1999: 4.5%.

19. PROVISIONS

Provisions, which consist mainly of legal, environmental, and similar matters and include the related legal costs, are the Group's best current estimate of the total liability that may arise.

20. ACCRUED AND OTHER CURRENT LIABILITIES

	1997	1998	1999
	in millions of CHF		
Accrued payrolls and related items	59	73	57
Interest payable	9	4	7
Other accrued liabilities	66	78	87
Total accrued and other current liabilities	134	155	151

21. CONTINGENT LIABILITIES

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

22. LIST OF PRINCIPAL GROUP COMPANIES

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan SA
	Givaudan Roure SA
	Givaudan Roure Aromen AG
	Givaudan Roure Forschung AG
Argentina	Givaudan Roure SA
Australia	Givaudan Roure Pty Ltd
Brazil	Givaudan Roure do Brasil Ltda
Canada	Givaudan Roure Inc
China	Givaudan Roure Ltd
	Shanghai Givaudan Roure Ltd (52%)
France	Givaudan Roure SA (6%)
Germany	Givaudan Roure GmbH
India	Givaudan Roure (India) Ltd
Indonesia	PT Givaudan Roure (80%)
Italy	Givaudan Roure SpA
Japan	Givaudan Roure KK
Mexico	Givaudan Roure SA de CV
The Netherlands	Givaudan Roure BV
New Zealand	Givaudan Roure Ltd
Singapore	Givaudan Roure Pte Ltd
South Africa	Givaudan Roure (Pty) Ltd
South Korea	Givaudan Roure Ltd
Spain	Givaudan Roure S.A.
Thailand	Givaudan Roure Ltd. (79%)
United Kingdom	Givaudan Roure Ltd
United States	Givaudan Roure (UnitedStates) Inc
	Givaudan Roure Flavors Corporation
	Givaudan Roure Corporation
Venezuela	Givaudan Roure de Venezuela SA (45%)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
50 Avenue Giuseppe Motta
1202 Geneva
Switzerland
Telephone +41 (22) 746 51 11
Fax +41 (22) 748 51 15

The shareholders and Boards of Directors
Roche Holding Ltd
Basel
and
Givaudan SA (previously Givaudan Roure (International) SA)
Vernier

We have audited the historical combined financial statements of the Givaudan Group for the years ended 31 December, 1997, 1998 and 1999 and issued an unqualified audit report thereon dated 14 April, 2000. We have reviewed the pro forma adjustments applied to these historical combined financial statements to prepare the pro forma combined balance sheet of the Givaudan Group at 31 December, 1999 and the pro forma combined statements of income and cash flows for the year then ended, appearing on pages F-38 to F-43 of this Listing Prospectus. This pro forma financial information is the responsibility of the management of Roche Holding Ltd and Givaudan SA. Our responsibility is to issue a report on the pro forma combined financial information based on our review.

Our review of these pro forma adjustments was conducted in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that the review be planned and performed to obtain moderate assurance as to whether the pro forma combined financial information is free of material misstatement. We have limited our review primarily to inquiries of Roche Group and Givaudan Group personnel and analytical procedures applied to financial data and thus the review provides less asssurance than an audit. We have not performed an audit of this pro forma combined financial information and, accordingly, we do not express an audit opinion.

Without qualifying our report, we draw your attention to Note 1, which describes the basis of preparation of the Givaudan Group's pro forma combined financial information.

Based on our review, nothing has come to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant events directly attributable to the spin-off transactions described in Note 1, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma combined financial information does not reflect the proper application of those adjustments to the historical combined financial statements.

PricewaterhouseCoopers SA

Ralph R Reinertsen Felix Roth

Geneva, 8 May, 2000

Givaudan Group

Pro Forma combined statement of income (unaudited)[2]
Assuming the Spin-off transactions had occurred on 1 January, 1999[1]
For the year ended 31 December

	1999 Actual	Adjustments	1999 Pro Forma
		in millions of CHF	
Sales	2,231	–	2,231
Cost of sales	(1,166)	–	(1,166)
Gross profit	1,065	–	1,065
Marketing, development and distribution expenses	(486)	–	(486)
Administration expenses	(72)	(8)[3]	(80)
Amortisation of intangible assets	(62)	–	(62)
Other operating expenses, net	(48)	–	(48)
Operating profit	397	(8)	389
Financial income (expense), net	(108)	87[4]	(21)
Result before taxes	289	79	368
Income taxes	(105)	(29)[5]	(134)
Result after taxes	184	50	234
Adjustment from change in accounting policy	(2)	–	(2)
Net income	182	50	232
Earnings per share, (CHF per Share)	30,333	–	26.90

Reference numbers indicate corresponding Notes to the Pro Forma Combined Financial Statements.

Givaudan Group

Pro Forma combined balance sheet (unaudited)
Assuming the Spin-off transactions had occurred on 1 January, 1999[1]
At 31 December

	1999 Actual	Adjustments	1999 Pro Forma
		in millions of CHF	
Long-term assets			
Property, plant and equipment	936	—	936
Intangible assets	1,180	—	1,180
Deferred income tax assets	137	—	137
Non-current balances due from Roche companies	52	(52)[6]	—
Other long-term assets	122	—	122
Total long-term assets	2,427	(52)	2,375
Current assets			
Inventories	462	—	462
Accounts receivable – trade	391	—	391
Current balances due from Roche companies	220	(220)[6]	—
Current income tax assets	30	—	30
Prepaid expenses and other current assets	84	—	84
Cash and marketable securities	115	100[10]	215
Total current assets	1,302	(120)	1,182
Total assets	3,729	(172)	3,557

Reference numbers indicate corresponding Notes to the Pro Forma Combined Financial Statements.

Givaudan Group

Pro Forma combined balance sheet (unaudited)
Assuming the Spin-off transactions had occurred on 1 January, 1999[1]
At 31 December

	1999 Actual	Adjustments	1999 Pro Forma
		in millions of CHF	
Equity			
Share capital	6	80[8]	86
Retained earnings and reserves	817	1,763[9]	2,580
Cumulative translation differences	(92)	—	(92)
Total equity	731	1,843	2,574
Non-current liabilities			
Long-term debt	14	—	14
Deferred income tax liabilities	20	—	20
Liabilities for post-employment benefits	98	—	98
Provisions	47	—	47
Non-current balances due to Roche companies	1,671	(1,671)[6]	—
Other non-current liabilities	46	—	46
Total non-current liabilities	1,896	(1,671)	225
Current liabilities			
Short-term debt	505	(105)[7]	400
Current income tax liabilities	40	—	40
Current balances due to Roche companies	239	(239)[6]	—
Accounts payable – trade and other	167	—	167
Accrued and other current liabilities	151	—	151
Total current liabilities	1,102	(344)	758
Total equity and liabilities	3,729	(172)	3,557

Reference numbers indicate corresponding Notes to the Pro Forma Combined Financial Statements.

Pro Forma combined statement of cash flows (unaudited)
Assuming the Spin-off transactions had occurred on 1 January, 1999[1]
For the year ended 31 Dcember

	1999 Actual	Adjustments in millions of CHF	1999 Pro Forma
Cash flows from operating activities			
Operating profit	397	(8)	389
Depreciation of property, plant and equipment	65	—	65
Amortisation of intangible assets	62	—	62
EBITDA	524	(8)	516
Adjustment for other non-cash income and expenses	12	—	12
(Increase) decrease in working capital	(147)	—	(147)
(Increase) decrease in current balances with Roche companies	(15)	(19)	(34)
Payments made for defined benefit post-employment benefits	(19)	—	(19)
Income taxes paid	(48)	(29)	(77)
Other operating cash flows	(16)	—	(16)
Total cash flows (for) from operating activities	291	(56)	235
Cash flows from financing activities			
Increase (decrease) in long term bank loans	(123)	—	(123)
Increase (decrease) in short-term borrowings	94	(105)	(11)
Increase (decrease) in non-current balances with Roche companies	46	(1,619)	(1,573)
Re-assignment of assets by the Roche Group		1,793	1,793
Interest paid	(105)	87	(18)
Dividends paid	(50)	—	(50)
Other	(8)	—	(8)
Total cash flows (for) from financing activities	(146)	156	10
Cash provided by operating and financing activities	145	100	245
Cash flows for investing activities			
Purchase of property, plant and equipment, and intangible assets	(165)	—	(165)
Disposal of property, plant and equipment, and intangible assets	34	—	34
Interest received	10	—	10
Other	(3)	—	(3)
Total cash flows for investing activities	(124)	—	(124)
Net effect of currency translation on cash	9	—	9
Increase in cash	30	100	130
Cash at beginning of year	85	—	85
Cash at end of year	115	100	215

(1) On 6 December, 1999 Roche Holding Ltd announced the spin off of its fragrances and flavours business. The unaudited pro forma combined financial statements of the Givaudan Group for the year ended 31 December, 1999 have been prepared assuming the Spin-off transactions occurred on 1 January, 1999.

These pro forma combined financial statements do not purport to represent what the Givaudan Group's result of operations or balance sheet would have actually been had the transactions described in fact occurred on 1 January, 1999, or to project the results or financial condition of the Givaudan Group at any future date. These pro forma financial statements have been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Givaudan Group.

The pro forma financial information is based on historical financial information prepared under International Accounting Standards.

(2) The Givaudan Group pro forma combined statement of income assumes the Spin-off transactions had occurred on 1 January, 1999. Had it been assumed that the transactions occurred on 1 January, 1998, on a comparable basis, the operating profit for the year ended 31 December, 1998 would have amounted to CHF 255 million.

(3) The adjustment includes estimated additional ongoing costs of being a publicly held company, including shareholder relations costs, annual general meeting costs, and shareholder communication costs. The adjustment also includes the estimated cost for additional staff required to perform specific corporate functions previously performed by the Roche Group.

(4) The adjustment reflects the estimated decrease in interest expense recorded in Financial income (expense), net as a result of:

	1999
	in millions of CHF
Repayment of short-term debt	3
Repayment of balances due to Roche companies	84
Decrease in interest expense	87

(5) The adjustment reflects the estimated (increase) or decrease to Income taxes from adjustments described in Notes 3 and 4 at the statutory rate of the Givaudan Group entity in which the related item is recorded.

	1999
	in millions of CHF
Tax benefit on Administrative expense	2
Effect of tax benefit on short-term debt	(1)
Effect of tax benefit on balances due to Roche companies	(30)
Net increase in Income taxes	(29)

(6) The adjustment reflects the repayment of the current and non-current balances due to/ due from Roche companies by re-assignment of assets by the Roche Group. These adjustments reflect the intention of Roche and Givaudan. In connection with the actual re-assignment of assets, certain balances may remain outstanding or arise in order to effect the ultimate transfer of all businesses to Givaudan. In addition, certain new balances may arise from ongoing business relationships with Roche.

(7) The adjustment reflects the refinancing of external short term debt by re-assignment of assets by the Roche Group.

(8) The existing Givaudan shares, which at 31 December, 1999 consisted of 6,000 bearer shares with a nominal value of CHF 1,000 each, were split into 600,000 registered shares with a nominal value of CHF 10 each. As per the Spin-off date, holders of Roche Holding Ltd bearer shares and non-voting equity securities will receive one Givaudan registered share for each Roche share or non-voting equity security. The Givaudan share capital will, therefore, be increased from 600,000 to 8,625,627 registered shares with a nominal value of CHF 10 each.

(9) This adjustment reflects net impact of the re-assignment of assets by the Roche Group and of the adjustments in Notes 3, 4, 5, and 8.

(10) This adjustment reflects the net increase in Cash and marketable securities resulting from the re-assignment of assets by the Roche Group and the adjustments in Notes 3, 4, 5, 6, and 7.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
50 Avenue Giuseppe Motta
1202 Geneva
Switzerland
Telephone +41 (22) 746 51 11
Fax +41 (22) 748 51 15

The shareholders and Boards of Directors
Roche Holding Ltd
Basel
and
Givaudan SA (previously Givaudan Roure (International) SA)
Vernier

We have audited the accounting records and the financial statements of Givaudan Roure (International) SA, for the year ended 31 December, 1999, appearing on pages F-46 to F-48 of this Listing Prospectus. These financial statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession, which require that an audited be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements comply with the law and the company's articles of incorporation.

PricewaterhouseCoopers SA

Ralph R Reinertsen   Felix Roth

Geneva, 14 April, 2000

Givaudan SA (previously Givaudan Roure (International) SA)
Historical statement of income for the year ended 31 December

	1999 in millions of CHF
Income	
Income from participations	71
Royalties from Group companies	89
Interest income	6
Other Income	13
Total Income	179
Expense	
Royalties to Group companies	(8)
Interest expense	(4)
Other expense	(14)
Withholding taxes	(3)
Total expense	(29)
Profit for the year before taxes	150
Taxes	(15)
Net profit for the year	135

Givaudan SA (previously Givaudan Roure (International) SA)
Historical balance sheet at 31 December

	1999
	in millions of CHF
Long-term assets	
Participations	320
Loans to Group companies	183
Total long-term assets	503
Current assets	
Liquid funds	38
Prepaid expenses and accrued income	14
Total current expenses	52
Total assets	555
Equity	
Share capital	6
Legal reserve	3
Free reserve	191
Retained earnings	
Balance brought forward from previous year	27
Net profit for the year	135
Total equity	362
Long-term liabilities	
Loans from Group companies	142
Total long-term liabilities	142
Short-term liabilities	
Loans from banks	14
Accounts payable to Group companies	2
Accrued liabilities	35
Total short-term liabilities	51
Total equity and liabilities	555

Givaudan SA (previously Givaudan Roure (International) SA)
Notes to the historical financial statements

1. GENERAL

Givaudan SA (previously Givaudan Roure (International) SA) is a wholly-owned subsidiary of Roche Holding Ltd, both of which are companies registered in Switzerland. The financial statements of Givaudan SA are prepared in accordance with the provisions of Swiss company law.

2. VALUATION METHODS AND TRANSLATION OF FOREIGN CURRENCIES

Participations and loans to Group companies are stated at cost and nominal value, respectively, less appropriate write-downs.

In the balance sheet, assets and liabilities are translated at the year-end exchange rates, with the exception of participations, which are translated at historical rates. Foreign currency gains and losses are recorded in the statement of income except for unrealised foreign currency gains which are deferred. Expenses and income, as well as foreign currency transactions, are translated at exchange rates ruling at the relevant transaction dates.

3. GUARANTEES

Guarantees issued in favour of Group companies amounted to CHF 15 million at 31 December, 1999.

4. PRINCIPAL SUBSIDIARIES

The following are the principal subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Roure SA
	Givaudan Roure Aromen AG
Argentina	Givaudan Roure SA
Australia	Givaudan Roure Pty Ltd
Brazil	Givaudan Roure do Brasil Ltda
Canada	Givaudan Roure Inc
China	Givaudan Roure Ltd
	Shanghai Givaudan Roure Ltd (52%)
France	Givaudan Roure SA (6%)
Germany	Givaudan Roure GmbH
India	Givaudan Roure (India) Ltd
Indonesia	PT Givaudan Roure (80%)
Italy	Givaudan Roure SpA
Japan	Givaudan Roure KK
Mexico	Givaudan Roure SA de CV
The Netherlands	Givaudan Roure BV
New Zealand	Givaudan Roure Ltd
Singapore	Givaudan Roure Pte Ltd
South Africa	Givaudan Roure (Pty) Ltd
South Korea	Givaudan Roure Ltd
Spain	Givaudan Roure S.A.
Thailand	Givaudan Roure Ltd. (79%)
United Kingdom	Givaudan Roure Ltd
Venezuela	Givaudan Roure de Venezuela SA (45%)

Givaudan SA Chemin de la Parfumerie 5, 1214 Vernier, Switzerland
T +(41 22) 7809 111 F +(41 22) 7809 150

Annual Reports
Code: D

Invitation to AGM
Code: F
Notice of dividend payment
Code: G

Givaudan

Givaudan S.A.

Invitation à l'assemblée générale ordinaire 2004

Le vendredi 16 avril 2004, à 11 h, dans la salle communale de Plainpalais-Théâtre Pitoëff, 52, rue de Carouge à Genève; ouverture des portes: 10 h.

Ordre du jour et propositions:

1. *Approbation du rapport annuel, des comptes annuels et des comptes consolidés 2003.* Proposition du conseil d'administration: approbation du rapport annuel, des comptes annuels et des comptes consolidés 2003.

2. *Décharge aux membres du conseil d'administration* Proposition du conseil d'administration: décharge à ses membres.

3. *Décision relative à l'affectation du bénéfice résultant du bilan*

Bénéfice de l'exercice 2003	CHF 272 524 245.–
Solde reporté de l'exercice précédent	CHF 151 093 795.–
Total du bénéfice résultant du bilan	CHF 423 618 040.–
Propositions du conseil d'administration:	
(a) Distribution d'un dividende ordinaire de CHF 8.90 brut par action	CHF 71 200 000.–
(b) Distribution d'un dividende exceptionnel de CHF 6.50 brut par action	CHF 52 000 000.–
dividende total CHF 15.40 brut par action	CHF 123 200 000.–
(c) Affectation à la réserve libre	CHF 150 000 000.–
Total de l'affectation du bénéfice résultant du bilan	CHF 273 200 000.–
Report à nouveau	CHF 150 418 040.–

4. *Réduction du capital-actions* Proposition du conseil d'administration:
   (a) Réduction du capital-actions de CHF 80 000 000.– à CHF 78 000 000.–, soit une réduction de CHF 2 000 000.–, par la destruction de 200 000 actions nominatives d'une valeur nominale de CHF 10.– chacune, acquises par la société dans le cadre d'un programme de rachat d'actions lancé le 30 juin 2003;
   (b) Constatation que les créances sont entièrement couvertes par le capital-actions réduit, selon le rapport de révision spécial établi par PricewaterhouseCoopers S.A. conformément à l'art. 732 al. 2 CO.
   (c) Remplacement de l'art. 3 al. 1 des statuts de la société, dont le texte actuel est le suivant:

   «Le capital-actions de la société s'élève à CHF 80 000 000.– et est réparti en 8 000 000 d'actions nominatives d'une valeur nominale de CHF 10.– chacune. Les actions sont intégralement libérées.»

   par la disposition suivante:

   «Le capital-actions de la société s'élève à CHF 78 000 000.– et est réparti en 7 800 000 d'actions nominatives d'une valeur nominale de CHF 10.– chacune. Les actions sont intégralement libérées.»

5. *Création de capital autorisé* Proposition du conseil d'administration:
   (a) Création de capital autorisé à concurrence d'un montant nominal de CHF 10 000 000.– limitée au 16 avril 2006
   b) Introduction d'un art. 3a dans les statuts de la société, libellé comme suit:
   «Article 3a Capital-actions autorisé
   1. Le conseil d'administration est autorisé à augmenter le capital-actions jusqu'au 16 avril 2006 à concurrence d'un montant maximum de CHF 10 000 000.– par l'émission d'un maximum de 1 000 000 actions nominatives d'une valeur de CHF 10.– chacune, devant être intégralement libérées. Les augmentations par la voie de prise ferme ou par paiements partiels sont autorisées. Le montant d'émission, l moment à compter duquel les actions donneront droit à des dividendes et la natu des apports sont déterminés par le conseil d'administration. Les nouvelles actior nominatives sont assujetties aux restrictions prévues aux art. 5 et 11.
   2. Le conseil d'administration est légitimé à exclure le droit de souscription préférenti des actionnaires et à l'attribuer à des tiers lorsque de telles actions nouvelles sont ut lisées (1) pour l'acquisition d'entreprises par échange d'actions ou (2) pour le fina cement de l'acquisition d'entreprises ou de parties d'entreprises ou de prises de pa ticipations par la société. Les actions pour lesquelles des droits de souscription pr férentiels sont accordés sans toutefois être exercés doivent être aliénées par la soc été aux conditions du marché.»

6. *Elections au conseil d'administration* Propositions du conseil d'administration: réélection de Dr Henri B. Meier et élection c Monsieur Dietrich Fuhrmann en remplacement de Monsieur Michel Bonjour pour un ma dat de trois ans, soit la durée statutaire, (étant précisé que M. Meier prévoit de se retirer lo de la prochaine assemblée générale ordinaire en 2005).

7. *Election de l'organe de révision et du réviseur des comptes de groupe* Proposition du conseil d'administration: réélection de PricewaterhouseCoopers S.A. comm organe de révision et comme réviseur des comptes de groupe pour l'exercice 2004.

L'acte notarié concernant les points 4 et 5 sera établi par Me Michel Gampert, notaire à Genèv

Documentation

Nous joignons à cette invitation un bulletin d'inscription et une formule d'instructions que vou voudrez bien remplir et nous retourner par retour du courrier à l'adresse suivante: S A G SI Aktienregister AG, Givaudan AG, Postfach, CH-4609 Olten.

Le rapport de gestion 2003, qui comprend le rapport annuel, les comptes annuels et les com tes de groupe, ainsi que les rapports de l'organe de révision et du réviseur des comptes c groupe, sont à la disposition des actionnaires au siège de la société.

Droit à participer et à voter

Les actionnaires inscrits avec droit de vote au registre des actions au 31 mars 2004, seroi autorisés à participer et à voter à l'assemblée. Ils recevront leur carte d'entrée et le matéri de vote en retournant le bulletin d'inscription ci-joint ou en s'adressant au registre des action à l'adresse indiquée ci-dessus.

Du 31 mars au 17 avril, aucune inscription ne sera faite au registre des actions qui donne drc à l'exercice du droit de vote à l'assemblée générale. Les actionnaires qui aliénieraient tout c partie de leurs actions avant l'assemblée générale n'auront plus de droit de vote dans cet mesure. Ils devront retourner ou échanger les cartes d'admission et le matériel de vote dé reçus.

Représentation

Au cas où vous n'auriez pas l'intention de participer personnellement à l'assemblée général vous pouvez vous faire représenter par votre banque ou votre gérant de fortune professionn comme représentant dépositaire, par un autre actionnaire ou par le représentant indépendar ou encore par notre société.

M. Manuel Isler, avocat, c/o B.M.G., avenue de Champel 8c, Case postale 385, 1211 Genèv 12, agit en qualité de représentant indépendant au sens de l'art. 689c CO. Le pouvoir remp et signé doit être transmis au registre des actions par l'actionnaire. Sauf instructions expre ses dans un sens différent, jointes au pouvoir, le représentant indépendant vote conformémer aux propositions du conseil d'administration.

Si vous souhaitez donner procuration à notre société, le pouvoir devra également être retou né rempli et signé à l'attention du registre des actions. Dans ce cas, le droit de vote sera exe cé dans le sens d'une approbation des propositions du conseil d'administration. Les pouvoi comportant des instructions dans un sens différent seront transmis au représentant indépe dant.

En cas de représentation par un autre actionnaire ou par un représentant dépositaire, le po voir rempli et signé doit être adressé directement au représentant.

Vernier, le 24 mars 2004

Givaudan S.A.
Pour le conseil d'administratio
Le président
Dr Henri B. Meier

249624

SGS

Dividende 2003

L'assemblée générale ordinaire du 23 mars 2004 a décidé le versement du dividende comme suit:

	action CHF 20.– nominal (N° de val. 249 745)	bon de jouissance au porteur, sans valeur nominale (N° de val. 249 733)
	CHF	CHF
Brut	9.–	45.–
Moins 35% impôt anticipé	(3.15)	(15.75)
Net par titre	5.85	29.25

Action
Le dividende sera payé sans frais, le 29 mars 2004, directement aux actionnaires inscrits sur le registre des actions, selon instructions en possession de la société.

Bons de jouissance
Le dividende sera payé sans frais, dès le 29 mai 2004, exclusivement sur présentation des bons de jouissance au siège de la société.

Genève, le 24 mars 2004

SGS SA
Le conseil d'administration

Notice to the holders of

DOUTOR COFFEE CO., LTD.

Tokyo, Japan

Japanese Yen 10'000'000'000, Zero Coupon Japanese Yen Convertible Note
– Notes with Stock Acquisition Rights –
Due September 30, 2006 (the "Notes")

Swiss Security number: 1476908

Revision of the Conversion Price

Notice is hereby given that pursuant to Section 5(e) of the Terms of the Notes and Section 1(D of the Exercise of the Stock Acquisition Rights, each attached to the Note Purchase, Payin and Exercise Agency Agreement dated August 29, 2002 (the "Agreement"), the Conversio Price of the Notes will be revised downward as follows:

Conversion Price before revision:	Yen 2,500
Conversion Price after revision:	Yen 1,875
Effective date:	April 5, 2004 (Japan time)

This announcement is made pursuant to Section 10 of the Terms of the Notes attached to th Agreement.

Zurich, March 24, 2004

By order:
NOMURA BANK (SWITZERLAND) LTD

2

Givaudan S.A., Vernier

Invitation à l'assemblée générale ordinaire 2003

le vendredi 11 avril 2003, à 11 h, à l'Espace Sécheron, 14, avenue de Sécheron, à Genève; ouverture des portes: 10 h.

Ordre du jour et propositions:

1. *Approbation du rapport annuel, des comptes annuels et des comptes consolidés 2002.*
   Proposition du conseil d'administration: approbation du rapport annuel, des comptes annuels et des comptes consolidés 2002.

2. *Décharge aux membres du conseil d'administration*
   Proposition du conseil d'administration: décharge à ses membres.

3. *Décision relative à l'affectation du bénéfice résultant du bilan*

Bénéfice de l'exercice 2002	CHF 175 293 063.–
Solde reporté de l'exercice précédent	CHF 196 478 311.–
Total du bénéfice résultant du bilan	CHF 371 771 374.–
Propositions du conseil d'administration:	
Distribution d'un dividende ordinaire de CHF 8.10 brut par action	CHF 70 677 579.–
Affectation à la réserve libre	CHF 150 000 000.–
Total de l'affectation du bénéfice *résultant du bilan*	*CHF 220 677 579.–*
Report à nouveau	CHF 151 093 795.–

4. *Réduction du capital-actions*
   Proposition du conseil d'administration:
   (a) Réduction du capital-actions de CHF 87 256 270.– à CHF 80 000 000.–, soit une réduction de CHF 7 256 270.–, par la destruction de 725 627 actions nominatives d'une valeur nominale de CHF 10.– chacune, acquises par la société dans le cadre d'un programme de rachat d'actions lancé le 23 octobre 2002;

   (b) Constatation que les créances sont entièrement couvertes par le capital-actions réduit, selon le rapport de révision spécial établi par PricewaterhouseCoopers SA conformément à l'art. 732 al. 2 CO.

   (c) Remplacement de l'art. 3 al. 1 des statuts de la société, dont le texte actuel est le suivant:

   «Le capital-actions de la société s'élève à CHF 87 256 270.– et est réparti en 8 725 627 actions nominatives d'une valeur nominale de CHF 10.– chacune. Les *actions sont intégralement libérées.*»

   par la disposition suivante:

   «Le capital-actions de la société s'élève à CHF 80 000 000.– et est réparti en 8 000 000 actions nominatives d'une valeur nominale de CHF 10.– chacune. Les actions sont intégralement libérées.»

5. *Modification des statuts*
   Proposition du conseil d'administration: suppression de l'art. 12 al. 1 ch. 9 des statuts. Cette disposition prévoit une majorité qualifiée des deux tiers des voix attribuées aux actions représentées pour la modification des dispositions statutaires relatives à la restriction à l'inscription au registre des actions (art. 5 al. 3), la restriction au droit de vote (art. 11 al. 2), la conversion d'actions nominatives en actions au porteur, l'augmentation du maximum statutaire d'administrateurs (art. 13 al. 1), la révocation d'un quart ou plus des membres du conseil d'administration ainsi que la modification de l'art. 12 al. 1 ch. 9 lui-même. La suppression de cette disposition aura pour conséquence que les décisions concernées pourront être prises à la majorité absolue des voix attribuées aux actions représentées, conformément à la règle générale de l'art. 11 al. 3 des statuts.

6. *Elections au conseil d'administration*
   Propositions du conseil d'administration: réélection de Messieurs André Hoffmann, John Marthinsen et Jürg Witmer pour un mandat de trois ans, soit la durée statutaire;

7. *Election de l'organe de révision et du réviseur des comptes de groupe*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers SA comme organe de révision et comme réviseur des comptes de groupe pour l'exercice 2003.

Documentation

Le rapport de gestion 2002, qui comprend le rapport annuel, les comptes annuels et les comptes de groupe, ainsi que les rapports de l'organe de révision et du réviseur des comptes de groupe, sont à la disposition des actionnaires au siège de la société.

Droit à participer et à voter

Les actionnaires inscrits avec droit de vote au registre des actions au 26 mars 2003, seront autorisés à participer et à voter à l'assemblée. Ils recevront leur carte d'entrée et le matériel de vote en retournant le bulletin d'inscription joint à l'invitation à l'assemblée générale ou en s'adressant au: S A G SIS Aktienregister AG, Givaudan AG, Postfach, CH-4601 Olten.

Les actionnaires qui aliénieraient leurs actions avant l'assemblée générale sont invités à transmettre à l'acquéreur la présente invitation et la documentation jointe.

Représentation

Au cas où vous n'auriez pas l'intention de participer personnellement à l'assemblée générale, vous pouvez vous faire représenter par votre banque ou votre gérant de fortune professionnel comme représentant dépositaire, par un autre actionnaire ou par le représentant indépendant, ou encore par notre société.

Me Bernard Vischer, c/o Schellenberg Wittmer, 10, Cours de Rive, 1211 Genève 3, agit en qualité de représentant indépendant au sens de l'art. 689c CO. La procuration remplie et signée doit être transmise au registre des actions par l'actionnaire. Sauf instructions expresses dans un sens différent, jointes à la procuration, le représentant indépendant vote conformément aux propositions du conseil d'administration.

Dans le cas où vous souhaiteriez donner une procuration à notre société, celle-ci devra également être retournée remplie et signée à l'attention du registre des actions. Dans ce cas, le droit de vote sera exercé dans le sens d'une approbation des propositions du conseil d'administration. Les pouvoirs comportant des instructions dans un sens différent seront transmis au représentant indépendant.

Dans les autres cas, le pouvoir rempli et signé doit être adressé directement au représentant.

Vernier, le 19 mars 2003

Pour le conseil d'administration:
Le président
Dr Henri B. Meier

220652

Warburg

OR 61

lacement immobilier

chweizerischen Rechts)

der Fonds-Anteile

solvalor 61

Umtauschinserat

Der Couponsbogen ist mit der Gewinnausschüttung per 31. Oktober 2002 sowie durch die Ausgabe neuer Anteile im Jahr 2002, welche durch Coupon Nr. 56 bzw. 57 verkörpert wurden, erschöpft.

Aus diesem Grund werden die bisherigen Anteile, ohne Coupons, in neue Anteile mit Coupons Nr. 58 & ff. umgetauscht.

14. April bis 2. Mai 2003

Bei Depotverwahrung
Investoren, die ihre Anteile bei einer Bank im offenen Depot verwahren, brauchen nichts zu unternehmen. Die Depotbank nimmt den Umtausch am 14. April 2003 automatisch und spesenfrei vor.

Bei Heimverwahrung
Investoren, die ihre Anteile bei sich zu Hause oder in einem Banksafe aufbewahren, werden gebeten, vom 14. April bis zum 2. Mai 2003 ihre Anteile zwecks Umtausch in neue Titel bei ihrer Hausbank oder bei einer schweizerischen Geschäftsstelle der UBS AG einzureichen.

Heimverwahrer haben anfallende Gebühren und Spesen im Zusammenhang mit der physischen Auslieferung der neuen Titel selbst zu tragen.

Givaudan

Dividende pour l'exercice 2002

L'assemblée générale du 11 avril 2003 a décidé de payer le dividende suivant:

Par action nominative d'une valeur nominale de CHF 10.–	CHF	8.10
sous déduction de 35% d'impôt anticipé	CHF	2.85
Versement net	CHF	5.25

Le versement sera effectué, sans frais, dès le 16 avril 2003, par l'intermédiaire du Credit Suisse First Boston et du Credit Suisse, Zurich.

Genève, le 11 avril 2003

Givaudan S.A.

223082

4 APR -5 7:21

Givaudan

Dividende pour l'exercice 2001

L'assemblée générale du 26 avril 2002 a décidé de payer le dividende suivant:

Par action nominative d'une valeur nominale de CHF 10.–	CHF	7.–
sous déduction de 35% d'impôt anticipé	CHF	2.45
Versement net	CHF	4.55

Le versement sera effectué, sans frais, dès le 2 mai 2002, par l'intermédiaire du Credit Suisse First Boston et du Credit Suisse, Zurich.

Vernier, le 26 avril 2002 Givaudan S.A.

193038

Givaudan SA, Vernier

Givaudan

Invitation à l'assemblée générale ordinaire 2002

le vendredi 26 avril, à 11 h, dans la salle communale de Plainpalais-Théâtre Pitoëff, 52, rue de Carouge à Genève; ouverture des portes: 10 h.

Ordre du jour et propositions:

1. *Approbation du rapport annuel, des comptes annuels et des comptes consolidés 2001, en considération du rapport de l'organe de révision*
   Proposition du conseil d'administration: approbation du rapport annuel, des comptes annuels et des comptes consolidés 2001.
2. *Décharge aux membres du conseil d'administration*
   Proposition du conseil d'administration: décharge à ses membres.
3. *Décision relative à l'affectation du bénéfice résultant du bilan*

Bénéfice de l'exercice 2001	CHF	187 323 435.–
Solde reporté de l'exercice précédent	CHF	219 534 265.–
Total du bénéfice résultant du bilan	CHF	406 857 700.–
Propositions du conseil d'administration:		
Distribution d'un dividende ordinaire de CHF 7.00 brut par action	CHF	60 379 389.–
Affectation à la réserve libre	CHF	150 000 000.–
Total de l'affectation du bénéfice résultant du bilan	CHF	210 379 389.–
Report à nouveau	CHF	196 478 311.–

4. *Augmentation autorisée du capital*
   Proposition du conseil d'administration: remplacement de l'art. 3a al.1 des statuts, qui autorise le conseil d'administration à augmenter le capital-actions jusqu'au 9 mai 2002 à concurrence d'un montant nominal de CHF 1 000 000.– par la disposition suivante:
   «Le conseil d'administration est autorisé à augmenter le capital-actions jusqu'au 26 avril 2004 à concurrence d'un montant maximum de CHF 10 000 000.– par l'émission d'un maximum de 1 000 000 d'actions nominatives d'une valeur de CHF 10.– chacune, devant être intégralement libérées. Les augmentations par la voie de prise ferme ou par paiements partiels sont autorisées. Le montant d'émission, le moment à compter duquel les actions donneront droit à des dividendes et la nature des apports sont déterminés par le conseil d'administration. Les nouvelles actions nominatives sont assujetties aux restrictions prévues aux art. 5 et 11».
5. *Elections au conseil d'administration*
   Propositions du conseil d'administration: réélection de Messieurs Andres F. Leuenberger et Henner Schierenbeck pour un mandat de trois ans, soit la durée statutaire; élection de M. Michel Bonjour comme nouveau membre en remplacement de M. Jean Amic, pour une durée de deux ans, soit le reste du mandat de M. Jean Amic.
6. *Election de l'organe de révision*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers SA comme organe de révision pour l'exercice 2002.
7. *Election du réviseur des comptes de groupe*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers SA comme réviseur des comptes de groupe pour l'exercice 2002.

Documentation

Le rapport de gestion 2001, qui comprend le rapport annuel, les comptes annuels et les comptes de groupe, ainsi que les rapports de l'organe de révision et du réviseur des comptes de groupe, sont à la disposition des actionnaires au siège de la société.

Droit à participer et à voter

Les actionnaires inscrits avec droit de vote au registre des actions au 11 avril 2002, seront autorisés à participer et à voter à l'assemblée. Ils recevront leur carte d'entrée et le matériel de vote en retournant le bulletin d'inscription joint à l'invitation à l'assemblée générale ou en s'adressant au registre des actions, Givaudan SA, c/o SAG SEGA Aktienregister AG, case postale, 4609 Olten.

Représentation

Au cas où vous n'auriez pas l'intention de participer personnellement à l'assemblée générale, vous pouvez vous faire représenter par votre banque ou votre gérant de fortune professionnel comme représentant dépositaire, par un autre actionnaire, par votre représentant légal ou par le représentant indépendant, ou encore par notre société.

Mme Isabelle Romy, avocate, Niederer Kraft & Frey, Bahnhofstrasse 13, 8001 Zürich, agit en qualité de représentant indépendant au sens de l'art. 689c CO. La procuration remplie et signée doit être transmise au registre des actions par l'actionnaire, à l'adresse indiquée ci-dessus. Sauf instructions expresses dans un sens différent, jointes à la procuration, le représentant indépendant vote conformément aux propositions du conseil d'administration.

Dans le cas où vous souhaiteriez donner une procuration à notre société, celle-ci devra également être retournée remplie et signée à l'attention du registre des actions. Dans ce cas, le droit de vote sera exercé dans le sens d'une approbation des propositions du conseil d'administration. Les pouvoirs comportant des instructions dans un sens différent seront transmis au représentant indépendant.

Dans les autres cas, le pouvoir rempli et signé doit également être adressé directement au représentant.

Vernier, le 4 avril 2002

Pour le conseil d'administration:

Le président
Dr Henri B. Meier

189915

Givaudan S.A., Vernier

Givaudan

Invitation à l'assemblée générale ordinaire 2001

le vendredi 18 mai, à 11 h dans la salle de l'ARENA à Genève (à proximité de la gare de Genève-Aéroport et de l'aéroport Genève-Cointrin); ouverture des portes: 10 h.

Ordre du jour et propositions:

1. *Approbation du rapport annuel, des comptes annuels et des comptes consolidés 2000, en considération du rapport de l'organe de révision*
   Proposition du conseil d'administration: approbation du rapport annuel, des comptes annuels et des comptes consolidés 2000.

2. *Décharge aux membres du conseil d'administration*
   Proposition du conseil d'administration: décharge à ses membres.

3. *Décision relative à l'affectation du bénéfice résultant du bilan*

Bénéfice de l'exercice 2000 résultant principalement (CHF 594 mio) d'opérations de refinancement du groupe	CHF 721 646 564.–
Solde reporté de l'exercice précédent	CHF 162 205 531.–
Total du bénéfice résultant du bilan	CHF 883 852 095.–
Propositions du conseil d'administration:	
Affectation à la réserve légale	CHF 14 251 254.–
Distribution d'un dividende ordinaire de CHF 6.50 brut par action	CHF 56 066 576.–
Affectation à la réserve libre	CHF 594 000 000.–
Total de l'affectation du bénéfice résultant du bilan	CHF 664 317 830.–
Report à nouveau	CHF 219 534 265.–

4. *Elections au conseil d'administration*
   Propositions du conseil d'administration: réélection de Messieurs Henri B. Meier et Jean Amic pour un mandat de trois ans, soit la durée statutaire (étant précisé que M. Amic prévoit de se retirer lors de la prochaine assemblée générale ordinaire).

5. *Election de l'organe de révision*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers S.A. comme organe de révision pour l'exercice 2001.

6. *Election du réviseur des comptes de groupe*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers S.A. comme réviseur des comptes de groupe pour l'exercice 2001.

Documentation

Le rapport de gestion 2000, qui comprend le rapport annuel, les comptes annuels et les comptes de groupe, ainsi que les rapports de l'organe de révision et du réviseur des comptes de groupe, sont à la disposition des actionnaires au siège de la société.

Droit à participer et à voter

Les actionnaires inscrits au registre des actions au 19 avril 2001, ou qui n'étaient pas encore inscrits à cette date, mais dont la demande de reconnaissance comme actionnaire parviendrait au registre des actions de la société au plus tard le 4 mai 2001 et serait acceptée par la société au plus tard le 11 mai 2001, seront autorisés à participer et à voter à l'assemblée. Ils pourront obtenir leurs cartes d'entrée et bulletins de vote en s'adressant au registre des actions, Givaudan S.A., c/o SAG SEGA Aktienregister AG, case postale, 4609 Olten, à l'attention de Mme Alexandra von Rohr, tél. (062) 205 27 55.

Représentation

Au cas où vous n'auriez pas l'intention de participer personnellement à l'assemblée générale, vous pouvez vous faire représenter par votre banque ou votre gérant de fortune professionnel comme représentant dépositaire, par un autre actionnaire, par votre représentant légal ou par le représentant indépendant, ou encore par notre société.

La Société Fiduciaire Suisse, case postale 772, 1215 Genève 15 Aéroport, agit en qualité de représentant indépendant au sens de l'art. 689c CO. La procuration remplie et signée doit être transmise directement au représentant indépendant par l'actionnaire. Sauf instructions expresses dans un sens différent, jointes à la procuration, le représentant indépendant vote conformément aux propositions du conseil d'administration.

Dans le cas où vous souhaiteriez donner une procuration à notre société, celle-ci devra être retournée remplie et signée à l'attention du registre des actions, à l'adresse indiquée plus haut. Dans ce cas, le droit de vote sera exercé dans le sens d'une approbation des propositions du conseil d'administration. Les pouvoirs comportant des instructions dans un sens différent seront transmis au représentant indépendant.

Dans les autres cas, le pouvoir rempli et signé doit également être adressé directement au représentant.

Vernier, le 26 avril 2001

Pour le conseil d'administration:
Le président
Dr Henri B. Meier

158186

29.05.01

N.V. Tractor & Equipment Company – «TRECO» S.A.

teilt die Ausschüttung des Reingewinnanteils von 3.225 BEF netto mit, zahlbar seit dem 5. Juni 2001 am Schalter der «FORTIS BANK» in Belgien, gegen Übergabe der Scheine Nr. 5.

DICOISP7 EJDI

COS AG

Kotierung von 100 000 neu geschaffenen COS Computer Systems AG Baden Inhaberaktien von je CHF 30 nom. aus genehmigtem Kapital

Die COS Computer Systems AG Baden hat das Aktienkapital im Zusammenhang mit der Akquisition der Alltron AG, CH-5506 Mägenwil, unter Ausschluss des Bezugsrechts der bisherigen Aktionäre wie folgt erhöht:

Beschluss der Generalversammlung Gestützt auf die Ermächtigung der Generalversammlung vom 30. Mai 2000 hat der Verwaltungsrat der COS Computer Systems AG Baden am 23. April 2001 beschlossen, das Aktienkapital um CHF 3 000 000, eingeteilt in 100 000 Inhaberaktien von je CHF 30 Nennwert, zu erhöhen. Die Eintragung in das Handelsregister ist erfolgt. Die COS Computer Systems AG Baden hat damit ein im Handelsregister eingetragenes Kapital von CHF 56 482 800, eingeteilt in 1 882 760 Inhaberaktien von je CHF 30 Nennwert.

Dividendenberechtigung Die neu geschaffenen Inhaberaktien von je CHF 30 Nennwert sind ab 1. Januar 2001, d. h. erstmals für das Geschäftsjahr 2001, dividendenberechtigt und sind den bestehenden COS-Inhaberaktien gleichgestellt.

Kotierung Die Kotierung der neuen Inhaberaktien von je CHF 30 Nennwert ist im Hauptsegment der SWX Swiss Exchange

Givaudan

Dividende für das Geschäftsjahr 2000

Die Generalversammlung vom 18. Mai 2001 hat die Auszahlung folgender Dividende beschlossen:

Pro Namenaktie von CHF 10.– Nominalwert	CHF 6.50
abzüglich 35% Verrechnungssteuer	CHF 2.275
Nettoauszahlung	CHF 4.225

Die Zahlung der Dividende erfolgt ab Mittwoch, 23. Mai 2001, spesenfrei durch die Credit Suisse First Boston resp. Credit Suisse, Zürich.

Vernier, den 18. Mai 2001

Givaudan AG

DICOISP7 EE77

SCINTILLA AG

Solothurn

Dividendenzahlung

Der Coupon Nr. 27 der **SCINTILLA**-Aktie wird vom 23. Mai 2001 an wie folgt ausbezahlt:

Dividende je Aktie brutto Fr. 16.–	Fr. 16.–
abzüglich 35% eidg. Verrechnungssteuer	Fr. 5.60

Givaudan

Givaudan AG, Vernier

Einladung zur ordentlichen Generalversammlung 2001

auf Freitag, den 18. Mai, 11:00 Uhr, in der ARENA in Genf (neben Bahnhof Genf-Flughafen und Flughafen Genève-Cointrin), Türöffnung 10:00 Uhr.

Traktanden und Anträge

1. *Genehmigung des Jahresberichtes, der Jahresrechnung und der Konzernrechnung 2000 unter Kenntnisnahme des Revisionsberichtes*
   Antrag des Verwaltungsrates: Gutheissung von Jahresbericht, Jahresrechnung und Konzernrechnung 2000.

2. *Entlastung der Mitglieder des Verwaltungsrates*
   Antrag des Verwaltungsrates: Erteilung der Entlastung an seine Mitglieder.

3. *Beschlussfassung über die Verwendung des Bilanzgewinnes*

Jahresgewinn 2000 hauptsächlich (594 Mio) aus Gruppenrefinanzierung	CHF	721,646,564
Vortrag vom Vorjahr	CHF	162,205,531
Bilanzgewinn	CHF	883,852,095
Anträge des Verwaltungsrates:		
Zuweisung an die allgemeine gesetzliche Reserve	CHF	14,251,254
Ausschüttung einer ordentlichen Dividende von CHF 6.50 brutto je Aktie	CHF	56,066,576
Zuweisung an die freie Reserve	CHF	594,000,000
Total Verwendung des Bilanzgewinnes	CHF	664,317,830
Vortrag auf neue Rechnung	CHF	219,534,265

4. *Wahlen in den Verwaltungsrat*
   Anträge des Verwaltungsrates: Wiederwahl der Herren Dr Henri B. Meier und Jean Amic für die statutarische Amtsdauer von drei Jahren (mit dem Hinweis, dass Herr Amic vorsieht, anlässlich der nächsten ordentlichen Generalversammlung zurückzutreten).

5. *Wahl der Revisionsstelle*
   Antrag des Verwaltungsrates: Wiederwahl von PricewaterhouseCoopers AG als Revisionsstelle für das Geschäftsjahr 2001.

6. *Wahl des Konzernrechnungsprüfers*
   Antrag des Verwaltungsrates: Wiederwahl von PricewaterhouseCoopers AG als Konzernrechnungsprüfer für das Geschäftsjahr 2001.

Unterlagen

Der Geschäftsbericht 2000, enthaltend den Jahresbericht, die Jahresrechnung und die Konzernrechnung sowie die Berichte der Revisionsstelle und des Konzernrechnungsprüfers stehen den Aktionären am Sitz der Gesellschaft zur Verfügung.

Berechtigung zur Teilnahme

Die Aktionäre, die am 19. April 2001 eingetragen waren, sowie die Aktionäre, die am 19. April 2001 noch nicht im Aktienregister eingetragen waren, deren Antrag auf Anerkennung als Aktionär jedoch beim Aktienregister der Gesellschaft bis am 4. Mai 2001 eingeht und von der Gesellschaft spätestens am 11. Mai 2001 gutgeheissen wird, sind zur Teilnahme an der Generalversammlung berechtigt und verfügen über das Stimmrecht. Sie können die Eintrittskarten und Stimmzettel erhalten, indem sie sich ans Aktienregister wenden: Givaudan AG, c/o SAG SEGA Aktienregister AG, Postfach, 4609 Olten, z.H. von A. von Rohr, Tel. (062) 205 27 55.

Vertretung

Falls Sie nicht beabsichtigen, persönlich an der Generalversammlung teilzunehmen, können Sie sich durch Ihre Bank oder Ihren gewerbsmässigen Vermögensverwalter als Depotvertreter, einen anderen Aktionär, ihren gesetzlichen Vertreter oder den unabhängigen Stimmrechtsvertreter oder durch unsere Gesellschaft vertreten lassen.

Als unabhängiger Stimmrechtsvertreter i.S. von Art. 689c OR fungiert die Schweizerische Treuhandgesellschaft, case postale 772, 1215 Genève 15 Aéroport. Die ausgefüllte und unterzeichnete Vollmacht an den unabhängigen Stimmrechtsvertreter ist demselben von den Aktionären direkt zuzustellen. Ohne ausdrückliche gegenteilige, der Vollmacht beigelegten Anweisungen stimmt der unabhängige Stimmrechtsvertreter im Sinne der Anträge des Verwaltungsrates.

Falls Sie unsere Gesellschaft bevollmächtigen möchten, so ist die Vollmacht ausgefüllt und unterzeichnet dem Aktienregister an der oben stehenden Adresse zuzustellen. In diesem Fall wird das Stimmrecht im Sinne der Zustimmung zu den Anträgen des Verwaltungsrates ausgeübt. Die Vollmachten mit anders lautenden Anweisungen werden dem unabhängigen Stimmrechtsvertreter übergeben.

In den anderen Fällen ist die ausgefüllte und unterzeichnete Vollmacht ebenfalls direkt dem Vertreter zuzustellen.

Vernier, den 26. April 2001

Givaudan AG
Für den Verwaltungsrat :

Der Präsident
Dr. Henri B. Meier

Givaudan

Givaudan SA, Vernier

Invitation à l'assemblée générale ordinaire 2001

le vendredi 18 mai, à 11 h, dans la salle de l'ARENA, à Genève (à proximité de la gare de Genève-Aéroport et de l'aéroport Genève-Cointrin); ouverture des portes: 10 h.

Ordre du jour et propositions

1. *Approbation du rapport annuel, des comptes annuels et des comptes consolidés 2000, en considération du rapport de l'organe de révision*
   Proposition du conseil d'administration: approbation du rapport annuel, des comptes annuels et des comptes consolidés 2000.
2. *Décharge aux membres du conseil d'administration*
   Proposition du conseil d'administration: décharge à ses membres.
3. *Décision relative à l'affectation du bénéfice résultant du bilan*

Bénéfice de l'exercice 2000 résultant principalement (CHF 594 mio) d'opérations de refinancement du groupe	CHF 721 646 564
Solde reporté de l'exercice précédent	CHF 162 205 531
Total du bénéfice résultant du bilan	CHF 883 852 095
Propositions du conseil d'administration:	
Affectation à la réserve légale	CHF 14 251 254
Distribution d'un dividende ordinaire de CHF 6.50 brut par action	CHF 56 066 576
Affectation à la réserve libre	CHF 594 000 000
Total de l'affectation du bénéfice résultant du bilan	CHF 664 317 830
Report à nouveau	CHF 219 534 265

4. *Elections au conseil d'administration*
   Propositions du conseil d'administration: réélection de MM. Henri B. Meier et Jean Amic pour un mandat de trois ans, soit la durée statutaire (étant précisé que M. Amic prévoit de se retirer lors de la prochaine assemblée générale ordinaire).
5. *Election de l'organe de révision*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers SA comme organe de révision pour l'exercice 2001.
6. *Election du réviseur des comptes de groupe*
   Proposition du conseil d'administration: réélection de PricewaterhouseCoopers SA comme réviseur des comptes de groupe pour l'exercice 2001.

Documentation

Le rapport de gestion 2000, qui comprend le rapport annuel, les comptes annuels et les comptes de groupe, ainsi que les rapports de l'organe de révision et du réviseur des comptes de groupe, sont à la disposition des actionnaires au siège de la société.

Droit à participer et à voter

Les actionnaires inscrits au registre des actions au 19 avril 2001, ou qui n'étaient pas encore inscrits à cette date, mais dont la demande de reconnaissance comme actionnaire parviendrait au registre des actions de la société au plus tard le 4 mai 2001 et serait acceptée par la société au plus tard le 11 mai 2001, seront autorisés à participer et à voter à l'assemblée. Ils pourront obtenir leurs cartes d'entrée et bulletins de vote en s'adressant au registre des actions, Givaudan SA, c/o SAG SEGA Aktienregister AG, case postale, 4609 Olten, à l'attention de Mme Alexandra von Rohr, ✆ (062) 205 27 55.

Représentation

Au cas où vous n'auriez pas l'intention de participer personnellement à l'assemblée générale, vous pouvez vous faire représenter par votre banque ou votre gérant de fortune professionnel comme représentant dépositaire, par un autre actionnaire, par votre représentant légal ou par le représentant indépendant, ou encore par notre société.

La Société Fiduciaire Suisse, case postale 772, 1215 Genève 15 Aéroport, agit en qualité de représentant indépendant au sens de l'art. 689c CO. La procuration remplie et signée doit être transmise directement au représentant indépendant par l'actionnaire. Sauf instructions expresses dans un sens différent, jointes à la procuration, le représentant indépendant vote conformément aux propositions du conseil d'administration.

Dans le cas où vous souhaiteriez donner une procuration à notre société, celle-ci devra être retournée remplie et signée à l'attention du registre des actions, à l'adresse indiquée plus haut. Dans ce cas, le droit de vote sera exercé dans le sens d'une approbation des propositions du conseil d'administration. Les pouvoirs comportant des instructions dans un sens différent seront transmis au représentant indépendant.

Dans les autres cas, le pouvoir rempli et signé doit également être adressé directement au représentant.

Vernier, le 26 avril 2001

Pour le conseil d'administration:

Le président
Dr Henri B. Meier

190-736952

Disclosure of shareholding
Code : H

GIVAUDAN: HARRIS ASSOCIATES HOLDS 5.08% OF VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, has been informed by Harris Associates L.P., an investment management company located at 2, North LaSalle Street, Chicago, Illinois 60602-3790, USA, that Harris Associates L.P. held 406'154 Givaudan SA's registered shares, carrying potentially 5.08% of Givaudan SA's voting rights.

(ms)FF

-END-

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GIVAUDAN: HARRIS ASSOCIATES HOLDS 5.08% OF VOTING RIGHTS

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GIVAUDAN HOLDS STAKE CORRESPONDING TO 14.66% OF VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that following the reduction of its share capital to 8'000'000 registered shares (totalling 80'000'000CHF) through cancellation of the 725'627 shares repurchased during Givaudan SA's first buy back operation, it held on June 27, 2003, 64'369 own registered shares (carrying 0.80% of voting rights), 564'070 put options on own stock (short position, carrying potentially 7.05% of voting rights) and 544'070 call options on own stock (long position carrying potentially 6.80% of voting rights). Total holding carries potentially 14.66% of voting rights.

(cep)ST

-END-

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GIVAUDAN HOLDS STAKE CORRESPONDING TO 14.66% OF VOTING RIGHTS Page 2/2

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GIVAUDAN: NESTLE STAKE REPRESENTS 10.78% OF VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was confirmed by the sender.)

Disclosure of shareholding pursuant to article 20 of the Swiss Stock Exchange Act

Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, informs that once the reduction of Givaudan SA's social capital that was resolved by Givaudan SA's Ordinary General Meeting on April 11, 2003, has become effective pursuant to the entry in the Commercial Register of Geneva of the new capital (i.e. 8 million registered shares, each having a par value of 10CHF and carrying one voting right), the participation of Nestlé SA, 55, avenue Nestlé, 1800 Vevey, will remain unchanged at 862'562 registered shares but will newly represent potentially 10.78% of the voting rights.
NB: Givaudan SA's Articles of Association provide that individual shareholders (or group of shareholders where they act jointly) cannot exercise more than 10% of total voting rights of Givaudan SA.

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(cep)ST

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Search Options Related Info CRL Mar 4 2003 16:24

GIVAUDAN HOLDS STOCK, OPTIONS WORTH 20.12% OF ITS VOTES

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on March 03, 2003, it held 627'821 of own registered shares (carrying 7.20% of voting rights), 604'070 put options on own stock (short position, carrying potentially 6.92% of voting rights) and 524'070 call options on own stock (long position carrying potentially 6.01% of voting rights). Total holding carries potentially 20.12% of voting rights.

GIVAUDAN SA

(cep)ZU

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GIVAUDAN SAYS IT CONTROLS 16.74% OF ITS OWN VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

GIVAUDAN SA

Shareholding disclosure

Geneva, Jan. 27 -- In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on January 23, 2003, it held 460'821 of own registered shares (carrying 5.28% of voting rights), 530'000 put options on own stock (short position, carrying potentially 6.07% of voting rights) and 470'000 call options on own stock (long position carrying potentially 5.39% of voting rights). Total holding carries potentially 16.74% of voting rights.

(pis)LO

-END-

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GIVAUDAN SAYS IT CONTROLS 16.74% OF ITS OWN VOTING RIGHTS

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Search Options Related Info CRL Mar 13 2002 15:56

GIVAUDAN SAYS IT CONTROLLS 17.53% OF ITS OWN VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

GIVAUDAN SA Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that it holds 398'269 of own registered shares (carrying 4.62% of voting rights), 620'000 put options on own stock (short position, carrying potentially 7.19% of voting rights) and 494'000 call options on own stock (long position carrying potentially 5.73% of voting rights). Total holding carries potentially 17.53% of voting rights.

(cep)ZU

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GIVAUDAN SAYS IT HOLDS 15.05% OF VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Shareholding disclosure

Vernier, Switzerland, Feb. 12 -- In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that it holds 398'269 of own registered shares (carrying 4.62% of voting rights), 600'000 put options on own stock (short position, carrying potentially 6.96% of voting rights) and 300'000 call options on own stock (long position carrying potentially 3.48% of voting rights). Total holding carries potentially 15.05% of voting rights.

(jfa)LO

-END-

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GIVAUDAN SAYS IT HOLDS 15.05% OF VOTING RIGHTS Page 2/2

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NESTLE TO HOLD ABOUT 10% OF VOTING RIGHTS IN GIVAUDAN

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Disclosure of shareholding pursuant to article 20 of the Swiss Stock Exchange Act

Geneva, 25 January -- Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, informs that Nestlé SA, 55 av. Nestlé, 1800 Vevey, will acquire 862,562 registered shares of Givaudan SA in the context of Givaudan's acquisition of Nestlé's flavour business, Food Ingredients Specialities (FIS), under an agreement signed on 17 January 2002. As a result, the share of Nestlé SA in the capital of Givaudan SA will represent 10 % of the voting rights currently registered with the registry of commerce. It will be reduced to 9.885 % due to the creation of 100,000 additional shares prior to completion of the transaction. Completion will take place after the necessary regulatory approvals will have been obtained.

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NESTLE TO HOLD ABOUT 10% OF VOTING RIGHTS IN GIVAUDAN Page 2/2

(jfa)LO

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GIVAUDAN SAYS TOTAL HOLDING CARRIES 13.32% OF VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Shareholding disclosure

Vernier, Switzerland, Jan. 22 -- In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on January 18, 2002, it held 398'269 of own registered shares (carrying 4.62% of voting rights), 450'000 put options on own stock (short position, carrying potentially 5.22% of voting rights) and 300'000 call options on own stock (long position carrying potentially 3.48% of voting rights). Total holding carries potentially 13.32% of voting rights.

(jfa)LO

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GIVAUDAN: SHAREHOLDING DISCLOSURE

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Shareholding disclosure

Vernier, Switzerland, Oct. 22 -- In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on October 16, 2001, it held 345'065 of own registered shares (carrying 4% of voting rights), 335'000 put options on own stock (short position, carrying potentially 3.88% of voting rights) and 200'000 call options on own stock (long position carrying potentially 2.32% of voting rights). Total holding carries potentially 10.2% of voting rights.

(jfa)LO

-END-

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GIVAUDAN: SHAREHOLDING DISCLOSURE

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GIVAUDAN: SHAREHOLDING DISCLOSURE

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

Vernier, Switzerland, Sept. 27 -- On June 27, 2001, Givaudan SA holding of derivatives on its own stock has exceeded the 5% free threshold set forth in SESTO-FBC, consecutively to a transaction aiming at hedging the shares underlying Givaudan United States Inc 1% guaranteed bond issue, due 2006, exchangeable into Givaudan SA stock.

Prior to this transaction, the situation was the following:

Givaudan SA's stock:	8'625'627 registered shares with nominal value of CHF10.- each. Each share carries one voting right.
Treasury shares:	322'429 shares (i.e. appr. 3.74% of total voting rights)
Long calls position:	200'000 options carrying

GIVAUDAN: SHAREHOLDING DISCLOSURE

	potentially 200'000 voting rights (i.e. appr. 2.32% of total voting rights)
Short puts position:	225'000 options carrying potentially 225'000 voting rights (i.e. appr. 2.61% of total voting rights)
Total calls and puts positions:	425'000 options carrying potentially 425'000 voting rights (i.e. appr. 4.93% of total voting rights).

On June 27, 2001, after the transaction, the situation was the following:

Givaudan SA's stock:	8'625'627 registered shares with nominal value of CHF10.- each. Each share carries one voting right.
Treasury shares:	322'429 shares (i.e. appr. 3.74% of voting rights)

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Search Options Related Info CRL Sep 27 2001 9:39

GIVAUDAN: SHAREHOLDING DISCLOSURE

Givaudan long calls position:	200'000 options carrying potentially 200'000 voting rights (i.e. appr. 2.32 of total voting rights)
Givaudan short puts position:	245'000 options carrying potentially 245'000 voting rights (i.e. appr. 2.84 of total voting rights)
Total calls and puts positions:	445'000 options carrying potentially 445'000 voting rights (i.e. appr. 5.16% of total voting rights)

Givaudan SA's holding since then has not attained or fallen below a new threshold. It was, on September 25, 2001, the following:

Givaudan SA's stock:	8'625'627 registered shares with nominal value of CHF10.- each. Each share carries one voting right.

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Search Options Related Info CRL Sep 27 2001 9:39

GIVAUDAN: SHAREHOLDING DISCLOSURE

Treasury shares:	296'915 shares (i.e. appr. 3.44% of total voting rights)
Long calls position:	200'000 options carrying potentially 200'000 voting rights (i.e. appr. 2.32% of total voting rights)
Short puts position:	335'000 options carrying potentially 325'000 voting rights (i.e. appr. 3.88% of total voting rights).
Total calls and puts position:	535'000 options carrying potentially 535'000 voting rights (i.e. appr. 6.20% of total voting rights).

(jfa)LO

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Givaudan

Media Releases
Code : I

Media Release

Givaudan 2003 Results

- Sales growth of 9% in local currencies
- Operating cash-flow increased by 17%
- Industry leadership reaffirmed
- Temporary margin decrease, addressed by margin improvement initiatives
- One-time restructuring charge of CHF 68 million
- Proposed total dividend of CHF 15.40 per share (previous year CHF 8.10 per share)

Geneva, Switzerland, 2 March 2004. In 2003 Givaudan recorded sales of CHF 2,715 million, resulting in an increase of 9.0% in local currencies and 1.5% in Swiss Francs. On a comparable basis, as if the FIS acquisition had occurred on 1 January 2002, sales increased by 4.2% in local currencies.

The solid operating performance was affected by temporary factors impacting the gross profit margin. The depreciating US dollar, sharp increases in some raw materials and the discontinuation of sunscreen filter production were factors which reduced the gross margin from 47.4% to 46.1 % in comparable terms. Manufacturing efficiency further improved. Operating costs remained well under control and slightly improved in percentage of sales.

The impact of the lower gross profit margin and the substantial increase in pension expenses, which increased from CHF 23 million in 2001 to CHF 68 million in 2003, were partially offset at the operating level due to synergies from recent acquisitions and strict cost management. Excluding restructuring charges, both the EBITDA and EBIT margins decreased in comparable terms slightly by 0.5 percentage points to 21.7% and 15.0% respectively. After restructuring charges, the operating profit declined to CHF 340 million, resulting in an operating margin of 12.5%. Operating cash-flow increased by 17% to CHF 481 million. The margin improvement programmes, announced on 22 January 2004, should generate annual operating savings of around CHF 67 million (CHF 47 million in 2004). Had the company consolidated its profit and loss statement in US dollars, sales would have risen by 12% and operating profit before restructuring charges by 9%, operating profit after restructuring charges would have decreased by 9%.

As a result of lower finance cost and an improved tax rate, net income before restructuring charges remained stable. After restructuring charges impact, net income decreased to CHF 216 million. Givaudan maintains a strong financial position with an equity ratio of 57%.

At the end of June 2003, Givaudan initiated its second share buy-back programme for 10% of its shares, aiming to reduce the share capital from CHF 80 million to CHF 72 million. At the end of 2003, Givaudan has repurchased 45'000 shares. The programme will continue in 2004. The Board of Directors will propose to the Annual General Meeting of 16 April 2004 in Geneva a further dividend increase of 10% resulting in a dividend of CHF 8.90 per share. Additionally a special dividend of CHF 6.50 per share will be proposed in light of the cash generated by a partial liquidation of Givaudan's marketable securities.

Michael Carlos, previously global head of the Fragrance Consumer Products unit, has taken over the Fragrance Division, effective January 2004, replacing Errol Stafford who retired from Givaudan after more than 30 successful years within the industry. At the General Meeting of 16 April 2004, Chairman Dr Henri B. Meier will stand for re-election with a view to step down from the Board of Directors in 2005. Dietrich Fuhrmann who will retire from the Executive Committee in March 2004, will be proposed to join the Board of Directors in April 2004, replacing Michel Bonjour whose term of office expires.

In 2004 Givaudan aims at further outgrowing the market while focussing on improving its margins. Barring extraordinary events, Givaudan expects a good overall result for 2004.

Key figures 2003

in millions of Swiss francs, except per share data and number of employees	Actual			Pro forma[1]		
	2003	2002	Change in %	2003	2002	Change in %
Sales	2,715	2,674	1.5	2,715	2,796	(2.9)
Gross profit	1,252	1,276	(1.9)	1,252	1,326	(5.6)
Gross profit margin	*46.1%*	*47.7%*		*46.1%*	*47.4%*	
EBITDA	521	579	(10.0)	521	620	(16.0)
EBITDA margin	*19.2%*	*21.7%*		*19.2%*	*22.2%*	
Operating profit	340	405	(16.0)	340	432	(21.3)
Operating profit margin	*12.5%*	*15.2%*		*12.5%*	*15.5%*	
Operating profit excluding restructuring charges of CHF 68 million	408	431	(5.3)	408	432	(5.6)
Operating profit margin excluding restructuring charges of CHF 68 million	*15.0%*	*16.1%*		*15.0%*	*15.5%*	
Net income	216	256	(15.6)	216	274	(21.2)
Net income margin	*8.0%*	*9.6%*		*8.0%*	*9.8%*	
Net income excluding impact of restructuring charges	273	275	(0.7)	273	274	(0.4)
Net income margin excluding impact of restructuring charges	*10.1%*	*10.3%*		*10.1%*	*9.8%*	
Earnings per share (in CHF)	27.03	30.06		27.03	31.48	
Total assets	4,548	4,561				
Total liabilities	1,962	1,795				
Total equity and minority interests	2,586	2,766				
Number of employees on 31 Dec	5,981	5,844				

[1] The 2002 income statement related figures shown in the table above are derived from the Pro forma Consolidated Income Statement as if the FIS acquisition had occurred on 1 January 2002.

Flavour Division

The flavour division recorded sales of CHF 1,611 million, representing a growth of 11.8% in local currencies and 3.5% in Swiss Francs. In comparable terms, including sales of the acquired flavour business from Nestlé (FIS), sales grew by 3.7% in local currencies and declined by 4.0% in Swiss Francs. All regions and the major business segments, Beverages, Savoury, Confectionary and Dairy, contributed to this growth. Latin America grew at a double digit rate whilst Europe, Middle East and Africa grew in the high single digits, followed by Asia Pacific and North America. A favourable development of existing business combined with major project launches in all segments, as well as new business in the food service sector, have contributed to this success.

On a comparable basis and excluding the restructuring charges of CHF 54 million, operating profit amounted to CHF 247 million, representing an operating profit margin of 15.3%. Improvements in manufacturing efficiency had a positive effect, offset by negative exchange rate developments, changes in product mix and increased raw material prices.

Fragrance Division

In 2003, the fragrance division recorded sales of CHF 1,104 million, representing a growth of 5.0 % in local currencies and a decline of 1.2% in Swiss Francs, a result clearly above market growth. The local currency increase was led by a strong double-digit growth in Fine Fragrances and a high single digit growth in Consumer Products. In line with our strategy to move to higher value adding specialities, sales of the Fragrance Ingredients business continued to decline as commodity ingredients sales began to weigh less in the portfolio and sunscreen filters were phased out. The strong growth of the Fragrances Division's sales has been achieved in an environment of increased price pressure and market consolidation.

Excluding the restructuring charges of CHF 14 million, the operating profit amounted to CHF 161 million, representing an operating margin of 14.6%. The reduction of 0.8 percentage points compared to 2002 is driven by a lower gross margin, due to a negative currency development in Europe, where Givaudan has a large production base. Operating expenses were in line with sales growth.

The 2003 annual report is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Margin improvement initiatives approved and launched

- **Margin improvement initiatives resulting in savings of CHF 67 million on annualised basis**
- **Initial savings of CHF 47 million in 2004**
- **One time restructuring charge of CHF 68 million in 2003**
- **Sales 2003 within market expectations**

Geneva, 22 January 2004. Since becoming an independent publicly quoted company in June 2000, Givaudan has strived to become the leading company in the fragrance and flavours industry. It has focused on an ambitious top-line growth strategy, looking at organic growth as well as acquisitions. A number of internal programmes were launched with investment character, which resulted in additional upfront expenses. These programmes, together with the acquisitions of FIS and the Wisconsin-based cheese flavouring company IBF, have enabled Givaudan to become in 2003 the leading flavour and fragrance company, growing above market.

Since the FIS acquisition, programmes have been underway to bring back the savoury margins to pre-acquisition levels. In addition, Givaudan announced in August 2003 that further initiatives would be launched to improve operational results, counterbalancing the temporary negative effects of exchange rate developments, the structurally weaker product mix in flavours and increased cost in the sourcing of important raw materials.

After in-depth analysis of potential areas for improvements throughout the group, various projects to enhance cost efficiency have now been defined and approved. Some have already been started; others with longer term time horizon will be implemented in the first half of 2004. In the frame of these programmes 300 positions have been identified for elimination through attrition/retirement and targeted job reductions. Some of these reductions have already occurred in the second half of 2003. Additionally, a number of non headcount related initiatives are underway which will contribute to further operational improvements.

All these initiatives have been evaluated and the restructuring cost of CHF 68 million will be reflected in the 2003 results. Future savings on an annualised basis will be CHF 67 million, of which CHF 47 million will positively influence the results of 2004.

The positive sales trend as announced in the nine months sales release has continued throughout the last quarter 2003, leading to full year sales results within market expectations. Full year results 2003 will be announced as foreseen on 2 March 2004.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan Share Buy Back 2003/04 – Update 1

Geneva, 22 December 2003. From 30 June 2003, to 19 December 2003, Givaudan SA has repurchased 45,000 own shares (5.63% of the programme) in the frame of the buy back programme announced on 18 June 2003.

This programme was initiated on 30 June 2003 and will last until 30 June 2004. Givaudan intends to repurchase up to 800,000 registered Givaudan shares, representing 10% of the share capital, through a second trading line on virt-x, reducing the number of registered shares to 7.2 million.

For further information please contact:

Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan

Media Release

Orchid named after Givaudan scientist

Geneva, 9 December 2003. A recently discovered orchid species, the *Coryanthes kaiseriana* G. Gerlach, was named after the Givaudan scientist Dr. Roman Kaiser. A world-renowned specialist for neotropic orchids, Dr. Guenter Gerlach, dedicated this species to him in recognition for his outstanding research in the field of orchid scents.

Since 1968, Roman Kaiser has been a member of Givaudan's Global Fragrance Research. He has specialised in natural scents and is today Director of the Natural Scents Research Unit. In the past 25 years, Roman Kaiser has olfactorily evaluated and photographed around 10,000 species of scented plants. He captured the scents of a selection of 1,900 and investigated them scientifically. Around 400 of these scents are today available to Givaudan's perfumers as synthetic reconstitutions to create perfumes.

The orchid species in question, *Coryanthes kaiseriana* G. Gerlach, belongs to the group of so-called perfume orchids or euglossine orchids that are visited and pollinated exclusively by male euglossine bees. In contrast with most other "bee flowers", the pollinators of these species do not associate the strong scent with food in the form of nectar; they visit them to collect their fragrance and to use it afterwards in their own reproductive biology. The relationship between the orchid and the euglossine bee is often highly specific: the scent and the shape of the flower of a species are designed to attract only a few or even just one of the 180 species of euglossine bees. In order to achieve this high degree of selectivity, the flowers are not only of extraordinary shapes but their scents often contain very uncommon constituents such as those dominating the scent of *Coryanthes kaiseriana*. The identification of certain compounds including (E,Z)-1,3,5-undecatriene in *C. kaiseriana* allows the understanding of the biogenesis of the (E,Z)-1,3,5 undecatriene from linolenic acid. This insight stimulated Givaudan's scientists to synthesise related new compounds which are and will be of importance in perfumery. The (E,Z)-1,3,5-undecatriene has already been used for years in the fragrance and flavour industry as a highly potent odorant with significant effects already at very low concentrations. The compound has a unique transparent, marine, somewhat green and metallic odour, giving fresh, brilliant and diffusive top notes.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan nine months sales

Continued strong fragrances sales and renewed momentum in flavours

Geneva, 9 October 2003. In the first nine months of 2003, Givaudan recorded sales of CHF 2.072 billion, representing a growth of 9.6% in local currencies and 1.1% in Swiss Francs compared to the same period of last year. Since May 2002, sales of the acquired flavour business of Nestlé (FIS) are included. Continued strong fragrances sales and a renewed momentum in flavour sales led to further market share gains. New initiatives to enhance operating margins are in the process of being prepared.

Sales January to September 2003 in actual terms

In million CHF	January-September 2003	January-September 2002	Change in %	
			Swiss Francs	Local Currencies
Fragrances	845.2	859.4	(1.7)	5.2
Flavours	1'226.8	1'189.6	3.1	12.7
Total	**2'072.0**	**2'049.0**	**1.1**	**9.6**

Sales January to September 2003 in pro forma terms (FIS sales includes since 1 January 2002)

In million CHF	January-September 2003	January-September 2002	Change in %	
			Swiss Francs	Local Currencies
Fragrances	845.2	859.4	(1.7)	5.2
Flavours	1'226.8	1'312.7	(6.5)	2.1
Total	**2'072.0**	**2'172.1**	**(4.6)**	**3.4**

Fragrance Division

The Fragrance Division recorded sales of CHF 845.2 million resulting in a growth of 5.2 % in local currencies and a decline of 1.7 % in Swiss Francs. Third quarter sales were up 4.6% in local currencies.

Fine Fragrances continued to show double digit growth. Significant new fine fragrance launches contributed to this growth, leading to market share gains in an environment hampered by low consumer confidence. Speciality retail and direct-selling channels developed well and represent solid growth opportunities for Fine Fragrances.

Consumer Products had another strong quarter with high single digit growth in local currencies, leading to additional market share gains. In a very competitive and price sensitive market, Givaudan realised good wins with key clients across all regions. Sales growth was consistently strong across all segments. A particularly strong win rate was achieved in the fabric, air and hair care categories. Our investments in market and consumer knowledge and relevant technologies continue to show positive results.

In **Fragrance Ingredients**, sales of patented aroma chemicals and specialities continued their positive trend. Sales of commodities and sunscreen filters declined as expected, reflecting Givaudan's decision to exit these businesses. In Vernier (Geneva, Switzerland), the new multi-purpose plant for the production of fragrance speciality ingredients started its operation in line with our strategy to focus on innovative proprietary ingredients.

Flavour Division

The Flavour division recorded sales of CHF 1.227 billion achieving growth of 12.7% in local currency terms and 3.1% in Swiss francs. In comparable terms, as if FIS would have been consolidated since 1 January 2002, a growth of 2.1% in local currencies was achieved. Third quarter sales showed a renewed momentum with a growth of 4.6% in local currencies.

In **Asia Pacific** all major markets, namely Japan and China, reported good growth in local currency terms. In Japan, the largest market, the beverage segment showed double digit growth thanks to important new wins from key accounts. In China, the savoury segment developed very favourably and sales in India showed a very encouraging trend.
The expansion of the Singapore Flavour Creation and Technology Centre has been completed, enhancing our capabilities to support our customers in the Asian region. In Japan, the project to expand the Fukuroi flavour facilities is underway. This investment will allow Givaudan to meet

growing demand in this market. In Shanghai (China), plans are ready to build a new flavour facility, comprising a new compounding plant with an enlarged creation and application centre.

Latin America recorded good growth in local currencies, resulting from strong gains in the largest market, Mexico, as well as from Colombia. The other major markets, Brazil and Argentina, showed a positive trend. The good overall growth in Latin America was driven by a strong performance in the main segments of savoury and beverages.

Sales in **North America** still remain behind last year as a result of an exceptionally strong previous year comparatives and cool weather conditions impacting the beverages and dairy segments. Third quarter sales show signs of recovery with an improved project pipeline and increased sample activity. Our investments into the food service segment continue to drive growth above market. New product activity in the cereal and bakery areas have contributed to the good growth of confectionery.
The integration of IBF, a leader in the development of natural cheese and dairy flavours, acquired in January 2003, has been completed. New products based on their promising technologies are now being rolled out through Givaudan's global flavour organisation.

Sales in **Europe (EMEA)** continued the positive trend from the first half year with double digit growth in the beverage segment as well as a solid performance in dairy and savoury. Givaudan sales in the UK, Iberia, Benelux, Austria, South Africa and the Middle East still significantly outperformed local market growth. Eastern Europe and Russia continued to show solid sales increases. Demand in the third quarter was boosted by the exceptionally hot summer in Europe and Givaudan's success in new product launches. The savoury business continues to benefit from the combined strength of the Givaudan and the FIS product portfolios and know-how. The integration of the former Nestlé production facility in Kemptthal is now completed. Various programmes to further improve operational efficiency have been initiated.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan Half Year Results 2003

Givaudan outgrows the market and increases cash flow

Geneva, 14 August 2003. In the first half of 2003, Givaudan continued to outgrow the market. Group sales grew by 12.2% in local currencies and 1.1% in Swiss Francs. Total fragrance sales grew by 5.5% in local currencies. Fine Fragrances and Fragrance Consumer Products together grew double digit and the speciality Fragrance Ingredients continued to show a good performance. Flavours grew by 17.2 % (including the FIS acquisition); the sales of all business segments of the division, except dairy, were up. All regions showed good growth, except flavours US, which had last year an exceptionally strong second quarter.
Currencies had a major impact on Givaudans performance in the first half year 2003. Had the company consolidated its profit and loss statement in US dollars, sales would have risen by 12%, gross profit by 9% and operating profit by 5%.

Gross Profit
Despite improved manufacturing efficiency, the gross margin has been temporarily affected by raw materials purchased at times of deteriorating exchange rates, which made their way with some time lag through inventories to cost of goods sold. Additionally, changes in the portfolio mix, the still lower margin savoury business acquired with FIS, continued price pressure and strong price increase of some natural raw materials, had a negative impact. This resulted in Givaudan's gross margin decreasing in pro forma terms from 47.7% to 46.2% compared to the first half year 2002.

Operating Profit
Thanks to initial synergies from our recent acquisitions and tight cost management, the impact of the lower gross margin and the substantial increase in pension charges related to defined benefit plans – which increased from CHF 23 Million in 2001 to an estimated CHF 64 Million for the full year of 2003 (1.5 percentage points effect on EBIT over two years) – were partially offset at the operating level. With stable operating cost, the EBIT margin decreased only by 1.1 percentage points in comparable terms from 16.8% to 15.7. Givaudan will in the coming months aggressively launch new initiatives to improve margins.

Cash Flow
Givaudan remains strong in cash flow generation. By half year 2003, Givaudan reports an operating cash flow before investments of CHF 164 Million against CHF 94 Million in the same period of 2002, an increase of 74%. Capital spending amounted to CHF 40 Million against the depreciation charge of fixed assets of CHF 43 Million.

Net Profit
Reflecting the lower operating margin and higher net financial costs, mostly due to reduced income on financial investments, net profit in pro forma terms decreased

from CHF 160 Million to CHF 130 Million against the first half of last year. This results in earnings per share of CHF 16.09 versus CHF 18.41 in the first half of 2002.

Share Buy-Back

After the first successful share buy-back, finalised in March 2003 and the subsequent cancelling of 8.3% of its outstanding shares, Givaudan started on 30 June 2003, a second share buy-back programme for up to 10% of the remaining 8 million registered shares. The strong balance sheet and the available liquid funds will allow Givaudan to give back funds to its shareholders and still pursue any potential value adding acquisition opportunities.

Outlook

Our outlook as the number one in fragrances and flavours indicates continued stable and profitable growth. This drive is supported by the enhanced product portfolio due to proprietary new molecules and technologies, the increased competencies from recent acquisitions and our clear market leader position in Asia. Programmes to bring up the savoury margins to pre-FIS acquisition levels are under way, together with initiatives to further enhance efficiency. This will enable Givaudan to generate continuously strong free cash flow. Givaudan remains confident to deliver value to customers and shareholders.

Key Figures

in Mio CHF except per share data	Actual 2003	Pro Forma [1] 2002	Actual 2002
Sales	1,379	1,490	1,364
Gross profit	637	711	659
as % of sales	*46.2%*	*47.7%*	*48.3%*
EBITDA	305	346	322
as % of sales	*22.1%*	*23.2%*	*23.6%*
Operating profit	216	250	240
as % of sales	*15.7%*	*16.8%*	*17.6%*
Net income	130	160	157
as % of sales	*9.4%*	*10.7%*	*11.5%*
Earnings per share (basic)	16.09	18.41	18.67

in Mio CHF	Actual 30 June 2003	Actual 31 December 2002
Current assets	*2,071*	*1,850*
Non-current assets	*2,688*	*2,711*
Total Assets	**4,759**	**4,561**
Current liabilities	*984*	*882*
Non-current liabilities	*1,209*	*913*
Minority interest	*5*	*5*
Equity	*2,561*	*2,761*
Total liabilities, minority interest and equity	**4,759**	**4,561**

[1] As if FIS would have been consolidated since 1 January 2001

The half year report 2003 is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

This afternoon, 14 August 2003, at 15.00 CET a conference call between the company and analysts and investors will also be broadcasted on Givaudan's web site http://www.givaudan.com.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

New Head Givaudan Fragrances

Geneva, 17 July 2003. Michael Carlos will take over the Leadership of the Givaudan Fragrance Division, effective 1st January 2004. Michael Carlos will replace Errol Stafford, who has announced his retirement, effective 31st December 2003, after more than 30 years within the industry.

Michael Carlos began his career with Givaudan in 1984 as Regional Head for the Asia Pacific region. Since that time he has been appointed to increasing roles of responsibility within the company, most recently as the Global Head of the Consumer Products unit.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan starts second share buy back for 10% of its own shares

Geneva, 30 June 2003. Givaudan starts today its second share buy back for 10% of its own shares, as announced on 18 June 2003. The company intends to buy back up to 800'000 of its own shares over a 12-month period. For this purpose, a second trading line for Givaudan shares will be opened today, 30 June 2003, at the Swiss Stock Exchange, virt-x.

Givaudan plans to propose to the Annual General Meeting on 16 April 2004 a further reduction of the share capital corresponding to the number of shares repurchased until March 2004. This will further improve earnings per share.

The decision for the buy back programme is motivated by Givaudan's ample liquid funds, the continuous high generation of free cash flow, the attractive share price and the currently lacking perspective of major value adding acquisitions. Should a major value creating acquisition opportunity arise during the programme, Givaudan has reserved the right to use the shares bought back for the financing of acquisitions instead of proceeding to a capital reduction.

On 31 March 2003, Givaudan has successfully completed its first share buy back programme. On 11 April 2003 the Annual General Meeting approved the proposal to cancel the 725'627 repurchased registered shares and to reduce the share capital to CHF 80'000'000. In addition, the dividend was increased by 15.7% to CHF 8.10.

The modalities of the new share buy back programme are published in Finanz und Wirtschaft (28 June 2003), in Neue Zürcher Zeitung and Le Temps (both on 30 June 2003), as well as on our Web site www.givaudan.com.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Givaudan SA
Vernier

BUY-BACK OF OWN SHARES FOR THE PURPOSE OF A CAPITAL REDUCTION

Givaudan SA ("Givaudan") intends to reduce its share capital of currently CHF 80 million, divided into 8 million registered shares of a nominal value of CHF 10.00 each, by a maximum of 10% to CHF 72 million through a buy-back of up to 800'000 registered shares with a subsequent cancellation of the shares bought back. Such reduction corresponds, based on the closing price of the shares on 23 June 2003, to a market value of CHF 450 million. The board of directors will propose to the ordinary shareholders' meeting dated 16 April 2004 to reduce the share capital in the respective amount of shares bought back. Givaudan intends to reduce its liquidity and to optimise its capital structure by such reduction of the share capital. The board of directors reserves though to itself to further use the registered shares bought back for the financing of acquisitions. In this event no capital reduction takes place. The share buy-back will only be carried out at virt-x.

SECOND TRADING LINE AT VIRT-X

A second trading line for the registered shares of Givaudan will be established at virt-x. On this second trading line only Givaudan can act as a buyer (through the bank mandated for the share buy-back) and acquire own shares for the purpose of the subsequent capital reduction. The ordinary trading in registered shares of Givaudan under the existing security no. 1 064 593 will not be affected by this measure and will normally continue. Therefore, a shareholder of Givaudan willing to sell its shares has the option to sell the registered shares of Givaudan through normal trading or to tender them to Givaudan on the second trading line for the purpose of the subsequent capital reduction. Givaudan has at no time an obligation to acquire own shares over the second trading line; it will act as buyer depending on the market situation.

In case of a sale via the second trading line the Federal Anticipatory Tax of 35% will be deducted from the difference between the repurchase price and the nominal value of the shares of CHF 10.00 (= net price). The anticipatory tax will be levied and deducted in any event, even if, as mentioned, the board of directors should resolve to sell the shares bought back for the financing of acquisitions.

Repurchase Price — The repurchase prices or the stock prices on the second trading line will follow the stock prices of the registered shares of Givaudan traded on the first trading line.

Pay-Out of the Net Price and Delivery of Shares — Trading on the second trading line constitutes a normal stock exchange trade. The pay-out of the net price (repurchase price less Federal Anticipatory Tax on the difference between the repurchase price and the nominal value) as well as the delivery of the registered Givaudan shares bought back will take place within three stock exchange days after the trade date.

Mandated Bank — Givaudan has mandated swissfirst Bank AG, Zurich, to process the share buy-back. swissfirst Bank will as only stock exchange member quote bid prices for the registered shares of Givaudan on behalf of Givaudan on the second trading line.

Sale on Second Trading Line — Selling shareholders turn themselves to their house bank or to swissfirst Bank AG, Zurich, mandated with the processing of the share buy-back.

Trading on Second Trading Line — Trading on the second trading line will start on 30 June 2003 at virt-x and will last not longer than 30 June 2004.

Duty to Trade on Exchange — Pursuant to a decision of the SWX Swiss Exchange all transactions on the second trading line must be on-exchange. No off-exchange trades are allowed.

Taxes — Both for Federal Anticipatory Tax (Verrechnungssteuer) and for direct income tax purposes the repurchase of own shares for the purpose of a formal reduction of the nominal share capital is considered as a partial liquidation of the repurchasing company. The consequences for the selling shareholder – independent of the later use by Givaudan of the shares bought back – are the following:

1. Federal Anticipatory Tax
   The Federal Anticipatory Tax at a rate of 35% is levied on the difference between the repurchase price and the nominal value of the shares. The tax is withheld from the repurchase price by the repurchasing company or the mandated bank, respectively, on the account of the Swiss Federal Tax Administration.

   Swiss resident selling shareholders are entitled to a refund of the Federal Anticipatory Tax if they beneficially own the shares at the time of repurchase of the shares (Article 21 Section 1 a Federal Law on Federal Anticipatory Tax). Non-Swiss resident selling shareholders may apply for a refund of the Federal Anticipatory Tax based on the applicable tax treaty, if any.

2. Direct Income Tax
   The following comments refer to the taxation for Federal Direct Tax (Direkte Bundessteuer). As a general rule, the practice in connection with the cantonal and municipal taxes follows the taxation for the Federal Direct Tax.

   a. Shares held as private assets:
      In case of a repurchase of shares by the company the difference between the repurchase price and the nominal value of the shares is subject to income tax.

   b. Shares held as business assets:
      In case of a repurchase of shares by the company the difference between the repurchase price and the book value of the shares is to be included in the taxable profit.

3. Charges and Duties (Gebühren und Abgaben)
   The repurchase of own shares for the purpose of a formal reduction of the nominal capital is not subject to Swiss Securities Transfer Tax (Umsatzabgabe) (however, the SWX stock exchange charge (Börsengebühr SWX) incl. the additional duty of the Swiss Federal Banking Commission (Zusatzabgabe EBK) at a rate of 0.01% is levied).

   The described tax consequences will take effect independent of the use Givaudan will make of the shares bought back. In individual cases, fiscal particularities may arise out of the fact that Givaudan does not cancel the shares bought back. Persons who wish to make a participation deduction (Beteiligungsabzug) are informed that the competent tax authorities may allow such deduction only, if the share capital is effectively reduced in the corresponding amount.

Non-public Information — Givaudan confirms pursuant to applicable provisions that it is not in possession of non-public information, which could substantially influence the decision of the shareholders.

Participation of Givaudan in its own capital

Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
64'369	Registered Shares	0.80%	0.80%
544'070	Call Options (long)	6.80%	6.80%
564'070	Put Options (short)	7.05%	7.05%
	Total	14.66%	14.66%

Shareholders with more than 5% of the voting rights

Nestlé AG, Avenue Nestlé 55, 1800 Vevey

Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
862'562	Registered Shares	10.78%	10.78%

Orientation by Givaudan — Givaudan will inform regularly through the internet under www.givaudan.com on the development of the share buy-back.

This notice does neither constitute a listing notice pursuant to the listing rules of the SWX Swiss Exchange nor an issue prospectus pursuant to art. 652a or 1156 of the Swiss Code of Obligation.

This offer is not made in the United States of America and to US persons and may be accepted only by Non-US persons and outside the United States. Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

30 June 2003

The bank mandated for the share buy-back:
swissfirst Bank AG

Givaudan SA	Swiss security no.	ISIN	Telekurs-Ticker
Registered Shares of CHF 10.00 nominal value	1 064 593	CH0010645932	GIVN
Registered Shares of CHF 10.00 nominal value (Share buy-back on the second trading line)	1 616 630	CH0016166305	GIVNEE

Givaudan

Media Release

Givaudan announces new share buy back for 10% of its own shares

Geneva, 18 June 2003. The Board of Directors of Givaudan Ltd. has decided to start a new share buy back programme of up to 800'000 registered shares (representing 10% of the share capital). A further reduction of the share capital by the amount of shares then repurchased shall be proposed to the Annual General Meeting on 16 April 2004. This will further improve earnings per share.

The decision for the buy back programme is motivated by Givaudan's ample liquid funds, the continuous high generation of free cash flow, the attractive share price and the currently lacking perspective of major value adding acquisitions. Further information will be published once the programme starts.

On 31 March 2003, Givaudan has successfully completed its first share buy back programme. On 11 April 2003 the Annual General Meeting approved the proposal to cancel the 725'627 repurchased registered shares and to reduce the share capital to CHF 80'000'000. In addition, the dividend was increased by 15.7% to CHF 8.10.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

First quarter 2003 sales: Givaudan continues healthy growth

Geneva, Switzerland – 11 April 2003 – In the first quarter 2003, Givaudan recorded sales of CHF 685 million resulting in a growth of 21.1% in local currencies and 7.9% in Swiss francs, compared to the same period in 2002. On a comparable basis, sales of Givaudan grew 5.6% in local currencies, clearly outgrowing the underlying market.

Sales January – March in actual terms

in millions CHF	2003	2002	Change in %	
			in CHF	in local currencies
Fragrance Division	283.7	291.3	(2.6)	6.9
Flavour Division	401.6	343.6	16.9	33.1
Total	685.3	634.9	7.9	21.1

Sales January – March in comparable pro forma terms [1)]

in millions CHF	2003	2002	Change in %	
			in CHF	in local currencies
Fragrance Division	283.7	291.3	(2.6)	6.9
Flavour Division	401.6	436.6	(8.0)	4.8
Total	685.3	727.9	(5.8)	5.6

1) The comparable pro forma figures shown in the table above assume that the FIS acquisition had occurred on 1 January 2001.

Continued strong sales growth of Fragrance Consumer Products and a pick-up of Fine Fragrances

Overall sales of the Fragrance Division grew by 6.9% in local currencies and declined 2.6% in Swiss Francs. The positive trend experienced during the second half of 2002 continued into the first quarter of 2003. All three business units and each of the four geographical regions contributed to achieve this healthy growth.

The **Consumer Products** business unit began its third consecutive year of positive growth with an increase in local currency in the high single digits. Both, new business won and the defence of existing products, were at the source of this favourable development.
All regions showed positive growth rates in local currencies. Economic pressure continues to pose challenges in Latin America; the region still achieved satisfactory growth.

Following almost two years of difficult trading conditions, the **Fine Fragrance** business unit is showing signs of recovery with a double-digit local currency growth in the first quarter of 2003. Although this result is compared to a weak first quarter in 2002, it nevertheless reflects the successful introduction of new business. The investment in the New York and Paris Creative Centres starts showing encouraging results, with several new wins in the last six months. This should have a positive impact on full year sales. Negative economic and geopolitical trends, combined with low levels of consumer confidence and strongly reduced travel activities influenced fine fragrances sales and may continue to have a dampening effect.

Overall sales of the **Fragrance Ingredients** business unit showed a marginal increase thanks to the sales of specialities which have compensated for the discontinuation of some commodities. The transition from commodities to specialities will continue and the delivery of sunscreen filters will be phased out, resulting in declining sales in the coming months.

Flavours grew again above market

The Flavour division recorded first quarter sales of CHF 401.6 million, which represents a growth of 33.1% in local currencies and 16.9% in Swiss Francs compared to 2002. On a comparable basis – as if the FIS acquisition had occurred on 1 January 2001 – sales of the flavour division grew by 4.8% in local currencies. All regions and major segments recorded growth for the quarter with a strong performance in Europe and Asia Pacific. The Savoury, Dairy and Beverage segments posted strong gains. Successful efforts in winning major new projects had a positive impact.

Asia-Pacific posted strong growth for the quarter in local currency terms, with China, Japan and Australia growing at a double-digit rate. Strong sales in the Dairy and Beverage segments propelled solid growth in the region.

Sales in **North America** continued to develop positively. Revenues from the Foodservice segment showed particularly good growth. The Savoury segment grew at a double-digit rate while both the Dairy and Confectionery segments posted good quarter over quarter gains.

European sales grew strongly versus last year in most major markets and in all segments. Major drivers were the new businesses won last year in all segments, particularly in Beverages.

The **Latin American** region recorded good local currency growth backed by a very strong performance in Mexico. The region's growth was mainly driven by good sales in the Beverage segment.

This afternoon, 11 April 2003, after the closing of the Swiss Stock Exchange, virt-x, at 17.30 CET, Givaudan will publish the results of its Annual General Meeting 2003, which will take place at 11.00 CET in Geneva.

The 2002 annual report is available on Givaudan's web site http://www.givaudan.com including a downloadable pdf-file.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan SA: Annual General Meeting 2003

Geneva, Switzerland, 11 April 2003 – The Annual General Meeting of Givaudan SA, a world leader in fragrances and flavours, took place in Geneva on 11 April 2003. It was attended by 173 shareholders, representing 2'439'802 (28%) of a total of 8,725,627 registered shares.

The shareholders' meeting approved the annual report and the annual accounts for 2002 and released the board of directors. In 2002, Givaudan grew its sales in local currencies by 18%, amounting to CHF 2.7 billion, recording an increased EBITDA of CHF 579 millions and a net income of CHF 256 millions. Thanks to the good results achieved and the successful share buy-back, a dividend of CHF 8.10 per registered share was voted by the shareholders, corresponding to an increase of 15.7%. The dividend will be paid on 16 April 2003.

André Hoffmann, John Martinsen and Jürg Witmer were re-elected for another three years to the Board of Directors of Givaudan SA.

After the successful completion of the share buy-back, started on 23 October 2002 and completed on 31 March 2003, the shareholders' meeting approved the proposal of the Board of Directors to cancel the 725,627 repurchased registered shares and to reduce the share capital by 8.3% from CHF 87,256,270 to CHF 80,000,000. Earnings per share will rise correspondingly. The strong liquidity and the high free cash flow will allow Givaudan still to pursue value creating acquisition opportunities.

The Annual General Meeting approved the proposal of the Board of Directors to delete art. 12. para. 1.9 of the articles of incorporation. Under Art. 12. para. 1.9, a qualified majority of two thirds of the represented share votes is required for certain statue changes. As a result of the approval, the majority required for these changes will in future be the absolute majority of the share votes represented, according to the general rule under art. 11 para. 3. of the articles.

Furthermore, PricewaterhouseCoopers SA have been re-elected as statutory and group auditors for the financial year 2003.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan successfully completes share buy-back programme

Geneva, 31 March 2003. Since the start of its share buyback programme on 23 October 2002, Givaudan has repurchased 725,627 registered shares over a second trading line on the Swiss Stock Exchange, virt-x.

At the Annual General Meeting on April 11, 2003, the Givaudan Board will propose to the shareholders the cancellation of the repurchased shares and the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000.

Further information contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan 2002 Results

- Actual sales increase in local currencies 18% (in CHF 11%)
- Further improvement in operational performance
- Proposed dividend per share increase of 16%

Geneva, Switzerland – 5 March 2003 – In 2002 Givaudan recorded sales of CHF 2.7 billion, resulting in an increase of 18.2% in local currencies and 11.4% in Swiss Francs compared to 2001. These figures include sales of the acquired FIS, Nestlé's flavour business, as from May 2002. On a comparable pro forma basis – as if the FIS acquisition had occurred on 1 January 2001 - Givaudan maintained its healthy growth with a 6.1% sales increase in local currencies, clearly outgrowing the market.

The gross margin – on a pro forma basis – improved from 46.9% to 47.4% in a very challenging and competitive market environment, driven by ongoing customer consolidation and continuously increasing price pressure. On a comparable basis, operating profit rose to CHF 432 million, an increase of 3.6% compared to 2001 , representing a 15.5% margin compared to 14.9% last year.

Net income after tax was slightly below previous year's level, decreasing in comparable terms from CHF 280 Mio. to CHF 274 Mio., and in actual terms from CHF 274 Mio. to CHF 256 Mio. mainly due to integration charges and impairment of financial assets. Despite the acquisition of FIS, Givaudan continues to be in a strong financial position with an equity ratio of over 60%, reflecting Givaudan's strong cash generating capacity.

In October 2002, Givaudan initiated a share buy-back programme, which is by now well advanced and will after completion increase earnings per share by 8.3%.
The Board of Directors will propose to the Annual General Meeting a dividend increase of CHF 1.10, from CHF 7.00 to CHF 8.10 per share, anticipating the planned reduction of shares due to the ongoing share buy-back programme.

Key figures

in millions of Swiss francs, except per share data	Actual			Pro forma[1)]		
	2002	2001	Change in %	2002	2001	Change in %
Sales	2,674	2,399	11.4	2,796	2,795	0
Gross profit	1,276	1,153	10.7	1,326	1,310	1.2
Gross profit margin	*47.7%*	*48.1%*		*47.4%*	*46.9%*	
Operating profit	405	396	2.3	432	417	3.6
Operating profit margin	*15.2%*	*16.5%*		*15.5%*	*14.9%*	
EBITDA	579	545	6.2	620	605	2.5
EBITDA margin	*21.7%*	*22.7%*		*22.2%*	*21.6%*	
Net income	256	274	(6.6)	274	280	(2.1)
Net income margin	*9.6%*	*11.4%*		*9.8%*	*10.0%*	
Earnings per share (in CHF)	30.06	32.92		31.48	32.11	
Total assets	4,561	4,319				
Total liabilities	1,795	1,531				
Total equity and minority interests	2,766	2,788				
Number of employees on 31 December	5,844	5,325				

1) The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the FIS acquisition had occurred on 1 January 2001.

Continued strong sales growth of flavours and fragrance consumer products

The strong results of the Flavour Division, with a pro forma growth of 6.7% in local currencies reinforced Givaudan's position as the clear global leader in the flavour industry. This result was achieved despite the expeditious integration of FIS, which was completed by end 2002.
The excellent double-digit growth of the Fragrance Consumer Products business unit was the key driver to the 5.2% local currency sales growth of the Fragrance Division, while Fine Fragrances and Fragrance Ingredients continued to be impacted by the current market conditions.

In 2002 Givaudan focused on growing organically and through selective acquisitions. Specific programmes were developed to improve win rates through customer intimacy, fostering innovation and driving operational efficiency, including the realignment of GivaudanAccess™. Givaudan's product range was enhanced by prudent, complementary acquisitions. Givaudan will continue to focus on its sensory expertise to drive profitable growth in order to become the undisputed global leader in taste and smell.

Barring extraordinary events, Givaudan expects again a good overall result for 2003.

The 2002 annual report is available on Givaudan's web site http://www.givaudan.com including a downloadable pdf-file.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan Share Buy Back – Update 3

Geneva, 25 February 2003. From 23 October to 18 February 2003, Givaudan SA has repurchased 592'046 own shares (81.59% of the programme) in the frame of the buy back programme announced on 16 September 2002.

This programme was initiated on 23 October 2002 and will last until 31 March 2003. Givaudan intends to repurchase up to 725,627 registered Givaudan shares, representing 8.3% of the share capital, through a second trading line on virt-x, reducing the number of registered shares to 8 million.

Further information:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan transfers United Kingdom flavour production

Geneva, 12 February 2003. Givaudan has decided to transfer its flavour production from Milton Keynes (United Kingdom) to Dortmund (Germany).
This transfer allows Givaudan to increase the overall efficiency of its European flavour manufacturing set-up and to optimise European capacity utilisation in liquid compounding. The transfer activities will start in March and should be completed by autumn 2003. Approximately 60 employees are affected by this decision. Givaudan will make every effort possible to avoid hardship.

In flavours, Givaudan continues to maintain a strong marketing and sales presence in the United Kingdom as well as a state-of-the-art centre for flavour creation and application. In fragrances, Givaudan operates a technology centre near London.

Further information:
Ian Gordon
Company Manager - UK
Tel: (44)1908 249278
e-mail: ian.gordon@givaudan.com

Givaudan

Media Release

Givaudan accelerates focus on speciality ingredients

Geneva, 16 January 2003. Givaudan and Roche have agreed to terminate supplies of sunscreen filters out of the Givaudan Vernier site by end of 2003.

This will provide Givaudan with the opportunity to accelerate the realignment of its ingredients portfolio towards higher value added aroma chemicals used as captive ingredients in perfumery and sold as proprietary specialities in the market. The realignment will have a longer term positive impact on Givaudan's performance.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan Share Buy Back – Update 2

Geneva, 10 January 2003. From 23 October to 31 December 2002, Givaudan SA has repurchased 255'345 own shares in the frame of the buy back programme announced on 16 September 2002.

This programme was initiated on 23 October 2002 and will last until 31 March 2003. Givaudan intends to repurchase up to 725,627 registered Givaudan shares, representing 8.3% of the share capital, through a second trading line on virt-x, reducing the number of registered shares to 8 million.

Further information:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan to acquire International Bioflavors Inc. (IBF)

Geneva, 20 December 2002. Givaudan has signed an agreement to acquire International Bioflavors Inc. (IBF), located in Wisconsin (USA), a leader in the production of natural cheese and dairy flavours and ingredients for savoury products such as snacks, sauces and soups. IBF is a strategic fit for Givaudan as it adds new and complementary technologies to Givaudan's rich portfolio and strengthens further Givaudan's market position in savoury flavours. Givaudan will pay USD 21 million in cash.

IBF was incorporated in 1990 for the purpose of developing natural, complex dairy type flavourings like cheese, butter and cream. The company has later extended its expertise in the application of enzymatic catalysis to the production of unique dairy and non-dairy building blocks for flavour development. IBF, headquartered in Oconomowoc (Wisconsin, USA), has 40 employees with estimated annual sales 2002 of USD 11.5 million.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan Share Buy Back – Update 1

Geneva, 25 November 2002. During the period from 23 October to 22 November 2002, Givaudan SA has repurchased 106,900 own shares in the frame of the buy back programme announced on September 16, 2002.

This programme has begun on 23 October 2002 and will last until 31 March 2003. Givaudan intends to repurchase up to 725,627 registered Givaudan shares, representing 8.3% of the share capital, through a second trading line on virt-x, reducing the number of registered shares, within the time frame announced, to 8 million.

Further information:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan starts share buy back program

Geneva, 22 October 2002. Givaudan starts its share buy back program which has been announced on September 16. This program begins on October 23, 2002 and will last until March 31, 2003. Givaudan will repurchase up to 725'627 registered Givaudan shares (representing 8.3% of the share capital) through a second trading line on virt-x.

The effect of a maximum buy back will be to reduce the present number of registered shares of 8'725'627 to 8 million shares and to increase earnings per share correspondingly.

Thanks to strong liquid funds and the high generation of free cash flows, Givaudan will still be able to pursue value creating acquisition opportunities.

Details of the program are being published on our website www.givaudan.com and in the following media: Neue Zürcher Zeitung, Finanz und Wirtschaft and Le Temps.

Further information:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan starts share buy back program

Geneva, 22 October 2002. Givaudan starts its share buy back program which has been announced on September 16. This program begins on October 23, 2002 and will last until March 31, 2003. Givaudan will repurchase up to 725'627 registered Givaudan shares (representing 8.3% of the share capital) through a second trading line on virt-x.

The effect of a maximum buy back will be to reduce the present number of registered shares of 8'725'627 to 8 million shares and to increase earnings per share correspondingly.

Thanks to strong liquid funds and the high generation of free cash flows, Givaudan will still be able to pursue value creating acquisition opportunities.

Details of the program are being published on our website www.givaudan.com and in the following media: Neue Zürcher Zeitung, Finanz und Wirtschaft and Le Temps.

BUY-BACK OF OWN SHARES FOR THE PURPOSE OF A CAPITAL REDUCTION

Givaudan SA ("Givaudan") intends to reduce its share capital of currently CHF 87.3 million, divided into 8'725'627 registered shares of a nominal value of CHF 10.00 each, by a maximum of 8.3% to CHF 80.0 million through a buy-back of up to 725'627 registered shares with a subsequent cancellation of the shares bought back. Such reduction corresponds, based on the closing price of the shares on 21 October 2002, to a market value of CHF 452.8 millions. The board of directors will propose to the ordinary shareholders' meeting of 11 April 2003 to reduce the share capital in the amount of the shares bought back. Givaudan intends to optimise its capital structure by such reduction of the share capital. The share buy-back will only be carried out at virt-x.

SECOND TRADING LINE AT VIRT-X

A second trading line for the registered shares of Givaudan will be established at virt-x. On this second trading line only Givaudan can act as a buyer (through the bank mandated for the share buy-back) and acquire own shares for the purpose of the subsequent capital reduction. The ordinary trading in registered shares of Givaudan under the existing security no. 1 064 593 will not be affected by this measure and will normally continue. Therefore, a shareholder of Givaudan willing to sell its shares has the option to sell the registered shares of Givaudan through normal trading or to tender them to Givaudan on the second trading line for the purpose of the subsequent capital reduction. Givaudan has at no time an obligation to acquire own shares over the second trading line; it will act as buyer depending on the market situation.

In case of a sale via the second trading line the Federal Anticipatory Tax of 35% will be deducted from the difference between the repurchase price and the nominal value of the shares of CHF 10.00 (= net price).

Repurchase Price	The repurchase prices or the stock prices on the second trading line will follow the stock prices of the registered shares of Givaudan traded on the first trading line.
Duration of the Share Buy-Back	23 October 2002 until 31 March 2003

Pay-Out of the Net Price and Delivery of Shares	Trading on the second trading line constitutes a normal stock exchange trade. The pay-out of the net price (repurchase price less Federal Anticipatory Tax on the difference between the repurchase price and the nominal value) as well as the delivery of the registered Givaudan shares bought back will take place within three stock exchange days after the trade date.
Mandated Bank	Givaudan has mandated swissfirst Bank AG, Zurich, to process the share buy-back. swissfirst Bank will as only stock exchange member quote bid prices for the registered shares of Givaudan on behalf of Givaudan on the second trading line.
Sale on Second Trading Line	Selling shareholders turn themselves to their house bank or to swissfirst Bank AG, Zurich, mandated with the processing of the share buy-back.
Trading on Second Trading Line	Trading on the second trading line will start on 23 October 2002 at virt-x.
Duty to Trade on Exchange	*Pursuant to a decision of the SWX Swiss Exchange all transactions on the second trading line must be on-exchange. No off-exchange trades are allowed.*
Taxes	Both for Federal Anticipatory Tax (Verrechnungssteuer) and for direct income tax purposes the repurchase of own shares for the purpose of a formal reduction of the nominal share capital is considered as a partial liquidation of the repurchasing company. The consequences for the selling shareholder are the following: 1. Federal Anticipatory Tax The Federal Anticipatory Tax at a rate of 35% is levied on the difference between the repurchase price and the nominal value of the shares. The tax is withheld from the repurchase price by the repurchasing company or the mandated bank, respectively, on the account of the Swiss Federal Tax Administration. Swiss resident selling shareholders are entitled to a refund of the Federal Anticipatory Tax if they beneficially own the shares at the time of repurchase of the shares (Article 21 Section 1 a Federal Law on Federal Anticipatory Tax). Non-Swiss resident selling shareholders may apply for a refund of the Federal Anticipatory Tax based on the applicable tax treaty, if any. 2. Direct Income Tax The following comments refer to the taxation for Federal Direct Tax (Direkte Bundessteuer). As a general rule, the practice in connection with the cantonal and municipal taxes follows the taxation for the Federal Direct Tax. a. Shares held as private assets: In case of a repurchase of shares by the company the difference between the repurchase price and the nominal value of the shares is subject to income tax. b. Shares held as business assets: In case of a repurchase of shares by the company the difference between the repurchase price and the book value of the shares is to be included in the taxable profit. 3. Charges and Duties (Gebühren und Abgaben) The repurchase of own shares for the purpose of a formal reduction of the nominal capital is not subject to Swiss Securities Transfer Tax (Umsatzabgabe) (however, the SWX stock exchange charge (Börsengebühr SWX) incl. the additional duty of the Swiss Federal Banking Commission (Zusatzabgabe EBK) at a rate of 0.01% is levied).
Non-public Information	Givaudan confirms pursuant to applicable provisions that it is not in possession of non-public information which could substantially influence the decision of the shareholders.

Participation of Givaudan in its own capital

Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
[60'673]	Registered Shares	[0.70%]	[0.70%]
[570'000]	Call-Options (Long)	[6.53%]	[6.53%]
[745'000]	Put-Options (Short)	[8.54%]	[8.54%]
	Total:	[15.77%]	[15.77%]

Shareholders with more than 5% of the voting rights

	Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
[Nestlé SA, CH-Vevey]	[862'562]	Registered Shares	[9.89%]	[9.89%]

Orientation by Givaudan	Givaudan will inform regularly through the internet under www.givaudan.com on the development of the share buy-back.

This notice does neither constitute a listing notice pursuant to the listing rules of the SWX Swiss Exchange nor an issue prospectus pursuant to art. 652a or 1156 of the Swiss Code of Obligation.

This offer is not made in the United States of America and to US persons and may be accepted only by Non-US persons and outside the United States. Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

23 October 2002	The bank mandated for the share buy-back: swissfirst Bank AG			
	Givaudan SA	*Swiss security no.*	*ISIN*	*Telekurs-Ticker*
	Registered Shares of CHF 10.00 nominal value	1 064 593	CH0010645932	GIVN

	Registered Shares of CHF 10.00 nominal value (Share buy-back on the second trading line)	149 02 49	CH0014902495 GIVNE

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan

Media Release

Nine months sales

Givaudan maintained solid sales growth momentum

Geneva, 10 October 2002. In the first nine months of 2002, Givaudan recorded sales of CHF 2'049.0 million, representing a growth of 16.4% in local currencies and 10.1% in Swiss Francs compared to the same period of last year. Since May, sales include the figures of the flavour business of Nestlé (FIS).

Givaudan continues to actively pursue its objective of becoming the undisputed leader in terms of growth, profitability and innovation. A solid pipeline of new projects with key customers provides confidence for future growth, despite the difficult economic and political climate.

Barring unforeseen events Givaudan expects good results for the full year 2002.

Sales January to September 2002 in actual terms

In million CHF	January-September 2002	January-September 2001	Change in %	
			Swiss Francs	Local Currencies
Fragrances	859.4	868.2	(1.0)	3.4
Flavours	1'189.6	993.1	19.8	27.7
Total	**2'049.0**	**1861.3**	**10.1**	**16.4**

Sales January to September 2002 in pro forma terms,
as if FIS would have been consolidated since 1 January 2001

In million CHF	January-September 2002	January-September 2001	Change in %	
			Swiss Francs	Local Currencies
Fragrances	859.4	868.2	(1.0)	3.4
Flavours	1'312.7	1'285.9	2.1	8.8
Total	**2'172.1**	**2'154.1**	**0.8**	**6.6**

Strong overall performance in Flavours

The Flavour Division recorded double-digit growth in the regions of North America, Europe/Africa/Middle East as well as Asia Pacific. Major wins in all segments, particularly in beverages, contributed to this success. Savoury and food service sales made a major step forward thanks to the integration of FIS.

In Asia Pacific, the markets of Japan, China, and Oceania were significant contributors to the region's double-digit growth. Sales gains were balanced between growth in existing business as well as new wins with key accounts throughout the region. Givaudan substantially outperformed the overall market. The programme of leadership in authentic ethnic taste was a major contributor to this success.

In Latin America, all key markets, with the exception of Argentina, continued showing a positive sales growth trend versus last year. Mexico and the Andean region grew at a double-digit pace, while Brazil delivered solid growth. Major wins in beverages, the largest business segment in the region, significantly contributed to the positive result.

Sales in USA and Canada continued to expand at a double-digit rate versus prior year in local currency terms. The trend remains favourable with double-digit growth in the third quarter, led by the beverage segment. Food service sales continued to gain momentum as Givaudan begins to achieve major wins in this market segment.

Sales in Europe, Africa and Middle East continued the positive trend from the first half by considerably outperforming market growth in local currency terms . The confectionery, savoury and beverage segments contributed to this positive results as well as strong performances in the markets of Central Europe, the United Kingdom, Spain, Portugal and France.

Slow recovery in Fragrances

The Fragrance Division continued to show a mixed sales development in the different business units. While Consumer Products maintained strong sales growth momentum, which had begun in 2001, Fine Fragrances sales remained under pressure due to low consumer confidence levels. Sales of Fragrance Ingredients are below last year primarily due to continued price pressure on commodities, a further decrease of cosmetic ingredients sales and lower levels of ingredient sales to fine fragrance producers.

The Consumer Products business unit showed double-digit growth in all regions except Latin America, which recorded single-digit growth. North America and Europe registered excellent growth due to the good performance with key customers and new wins, which resulted from recent core listings. Asia Pacific continued to show strong growth, with the markets of China, Indonesia and India as primary drivers. In China big local accounts have made a substantial contribution to the double-digit growth. Latin America continues to be adversely affected by the situation in Argentina, however excluding Argentina growth in Latin America is comparable to other regions. In Mexico, important new wins were recorded with international key customers.

Fine Fragrance sales were negatively impacted by the overall economic conditions. The shortfall is spread proportionally across all clients and brands, however the dynamic Speciality Retail segment showed a positive development. Several new wins and a strong brief portfolio in our Creative Centres in Paris and New York provide confidence for the future.

Sales of the Fragrance Ingredients business unit continued to suffer from sustained price pressure on commodities, a further decrease of cosmetic ingredient sales and

lower levels of sales to fine fragrance producers. Sales in all global regions declined with the exception of Asia Pacific where strong growth was achieved in China and India. Sales of patented aroma chemical specialities continued to grow at a double-digit rate.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan announces share buy back

Geneva, 16 September 2002. The Board of Directors of Givaudan Ltd. approved at its meeting today the repurchase of up to 725'627 registered Givaudan shares.

The effect of a maximum buy back will be to reduce the present share capital of 8'725'627 to 8 million registered shares and to increase earnings per share correspondingly.

Thanks to abundant liquid funds and the high generation of free cash flows, Givaudan will still be able to pursue value creating acquisition opportunities.

Further information:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan Half Year Results 2002

Further Increase in Sales, Operating and Net Profit

Geneva, Switzerland – 14 August 2002 – In the first half year 2002, Givaudan recorded sales of CHF 1.4 billion and increased operating and net profit despite the effect of the FIS integration and one-off charges. It continued to grow clearly above market and improved its operating result compared to the first half year 2001. Since May 2002 the results of FIS, the flavour business acquired from Nestle, are included in the actual Givaudan results, leading to a sales growth of 12.8% in local currencies and 8.3% in Swiss Francs. On a comparable basis, as if FIS had already been consolidated since January 2001, sales grew by 6.7% in local currencies and 2.5% in Swiss Francs.

Key growth drivers were the very good overall sales performance of the Flavour Division and the Fragrance Consumer Products business unit.
The Flavour Division recorded double-digit gains in all regions, except Latin America, and in all segments, beverages, confectionery, dairy and savoury.
In the Fragrance Division the Consumer Products business unit continued its strong performance from last year whereas the fine fragrance market has not yet recovered and continues to reflect the present state of the economy, the consumer confidence and levels of inventories.

Despite growing price pressure in a highly competitive market but due to continuous improvements in the supply chain, the restated gross margin in comparable terms (including FIS) increased by one percentage point to 47.7%. On a comparable basis, the operating profit improved by 9% to CHF 252 million, compared to CHF 232 million by mid 2001.

In a challenging financial environment the net profit increased in comparable terms by 7% to CHF 162 million compared to CHF 152 million in the first half year of 2001.

Barring unforeseen events Givaudan expects good results for the full year 2002.

Key figures

in millions of Swiss francs	In actual terms			In pro forma terms [1]		
	30 June 2002	30 June 2001	Change in %	30 June 2002	30 June 2001	Change in %
Sales	1,364	1'259	8	1,490	1,454	2
Gross profit	659	604		711	679	
Gross margin	*48.3%*	*48.0%*		*47.7%*	*46.7%*	
Operating profit	240	222	8	252	232	9
Operating margin	*17.6%*	*17.6%*		*16.9%*	*16.0%*	
EBITDA[2]	322	295	9	346	322	7
EBITDA margin	*23.6%*	*23.4%*		*23.2%*	*22.1%*	
Net income	157	149	5	162	152	7
Net margin	*11.5%*	*11.8%*		*10.9%*	*10.5%*	
Earnings per share – basic (in CHF)	18.67	17.91		18.62	17.37	
Total assets	4,910	4,319				
Total liabilities	1,989	1,531				
Total equity and minority interests	2,921	2,788				
Number of employees	5,827	5,325				

1) On 2 May 2002 Givaudan acquired 100% control of the flavour activities of Nestlé, Vevey-Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited pro forma consolidated income statement as if the acquisition had occurred on 1 January 2001.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

The complete Half Year Report 2002 is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan acquires a further Nestlé facility in Kemptthal

Geneva, Switzerland, 9 July 2002 – Following Nestlé's decision to concentrate its culinary research in Singen (South Germany) and to discontinue its research activities in Kemptthal (Zurich, Switzerland), Givaudan will acquire these facilities in Kemptthal.

On January 18, 2002, Givaudan has – in the context of the FIS acquisition - announced to acquire the Nestlé production facilities in Kemptthal.

With this new purchase, Givaudan will own the entire former Nestlé site in Kemptthal. This is part of Givaudan's long term strategy to consolidate its flavour activities and assure future growth in this domain.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan begins FIS integration

Geneva, Switzerland, 15 May 2002 – Following the closing on May 2 of the acquisition of Nestlé's savoury flavour business, Food Ingredients Specialities (FIS), Givaudan has begun its integration activities.

After careful consideration and evaluation, Givaudan plans to consolidate all the present operational activities of FIS in Châtel-St-Denis into other existing locations in Switzerland, namely Vernier, Dübendorf and Kemptthal. This process is expected to be completed by year-end. In the coming weeks, discussions will be held with each individual employee in Châtel-St-Denis in order to assess opportunities within the new combined organisation.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Update on Givaudan Share Capital

Geneva, Switzerland, 8 May 2002 – Today, 100'000 new Givaudan registered shares were listed on the Swiss Stock Exchange (SWX). As announced on 18 January 2002, Givaudan - in the context of its acquisition of FIS – made use of the initially authorised share capital, by issuing 100'000 registered shares. The new authorised share capital, which was resolved by the Givaudan AGM on 26 April 2002, will not be implemented for formal registration procedures. Givaudan's share capital therefore consists of 8,725,627 registered shares. The articles of incorporation also contain CHF 10 million (1 million registered shares) as conditional capital, namely for convertible bonds and staff stock option plans.

The updated articles of incorporation will be soon available on our web site givaudan.com.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan closes FIS acquisition

Geneva, Switzerland, 2 May 2002 – The acquisition of Nestlé's savoury flavour business, Food Ingredients Specialities (FIS), by Givaudan was closed today, 2 May 2002. FIS sales will be consolidated in the Givaudan accounts as of May 2002. The acquisition was announced on 18 January 2002 and is valued at CHF 750 million.

FIS is a world-wide operating entity, enjoying an outstanding reputation with flavour customers. Its business represents a strategically important operational fit for Givaudan. It combines Givaudan's strength in sweet and concentrated flavours with the FIS expertise and products in savoury flavours and base notes (soups, sauces, ready meals).

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan SA: Annual General Meeting 2002

Geneva, Switzerland, 26 April 2002 – The Annual General Meeting of Givaudan SA, a world leading company in fragrances and flavours, took place in Geneva on 26 April 2002. It was attended by 235 shareholders, representing 2,009,472 (23.30 %) of a total of 8,625,627 registered shares.

The shareholders' meeting approved the annual report and the annual accounts for 2001 and released the board of directors. In 2001, Givaudan recorded sales of CHF 2.4 billion and a net income of CHF 274 millions representing 11.4% of sales. A dividend of CHF 7.00 per registered share was voted by the shareholders, corresponding to an increase of 7.7%. The dividend will be paid on 2 May 2002.

The shareholders' meeting authorised the Board of Directors to increase the share capital (authorised capital) until the 26 April 2004 by a maximum of CHF 10 million (1 million nominal shares).

Andres F. Leuenberger and Henner Schierenbeck have been re-elected for three years to the Board of Directors of Givaudan SA. Michel Bonjour was elected to replace Jean Amic who retires from the Board.

PricewaterhouseCoopers SA have been re-elected as statutory and group auditors for the financial year 2002.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan on track: A promising start in 2002

Geneva, 10 April 2002. In the first quarter 2002, Givaudan recorded sales of CHF 634.9 million resulting in a growth of 1.9% in Swiss francs and 3.2% in local currencies, compared to the same period in 2001.

Sales January to March 2002

In million CHF	January-March 2002	January-March 2001	Change in %	
			Swiss Francs	Local Currencies
Fragrances	291.3	298.5	(2.4)	(1.5)
Flavours	343.6	324.4	5.9	7.5
Total	**634.9**	**622.9**	**1.9**	**3.2**

Fragrance sales

Overall sales of the Fragrance Division declined from last year by 2.4% in Swiss Francs and 1.5% in local currencies.

The largest business unit, Consumer Products, continued its strong growth from last year. All regions showed sales ahead of last year, with the exception of Latin America. North America and China made particularly good progress.

Sales of Fine Fragrances were impacted by the weak economic environment and levels of customer inventory. Recent wins and a good project portfolio are promising signs of a recovery still this year.

Sales of the Ingredients business unit were affected by reduced sales to fragrance producers and declining sales in pharmaceutical and cosmetic intermediates compared to a still sizeable business in the first quarter 2001. Speciality ingredients grew double-digit, in line with our efforts to promote these new high value added molecules.

Flavour sales

The Flavours Division showed dynamic sales growth with an increase of 5.9% in Swiss Francs and 7.5% in local currencies compared to the first quarter 2001.

On a global basis the beverage and confectionery segments posted double-digit gains, the dairy and savoury segments showed strong single digit growth.

Sales in North America continued the strong growth trend of last year by posting double-digit gains in local currencies, driven by new business won in the second half of 2001, new sales from the food service segment and the rebound of demand in Canada.

Similarly, sales in Europe grew strongly with the markets of Eastern Europe, Germany, Iberia and France all recording double-digit growth. The major driver was increased volumes coming from new business won last year.

Asia-Pacific again posted strong growth for the quarter in local currencies, with China growing at double-digit rate and a persisting solid growth in Japan.

With the exception of Argentina, sales in Latin America grew double-digit in all markets thanks to the strong increase in the two largest markets, Brazil and Mexico.

FIS acquisition

The integration planning regarding the acquisition of Nestlé's flavour business (FIS), announced on 18 January this year, is progressing well. Regulatory approvals have already been received from major markets.

GivaudanAccess™

The company's ambitious initiative to expand its customer base through a new online offering has been launched in six key European markets. This resulted in an increase of registered customers and a fast growing sampling activity.

Today, Givaudan holds an investor conference in Geneva at 11.00 CET. The slides of the conference presentations are available under http:/www.givaudan.com. Key points from the conference will be published on the web on Thursday, 11 April 2002.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan: Good overall results

Operating cash flow after investments and taxes increases by 41%

Geneva, Switzerland – 6 March 2002 – In 2001 Givaudan, a global leader in the fragrance and flavour industry with headquarters in Switzerland, recorded sales of CHF 2.4 billion, resulting in an increase of 4.2% in local currencies and 1.8% in Swiss Francs compared to 2000.

The growth objective set a year ago was met due to the overall good performance of the Flavour Division and of Fragrance Consumer Products. Both sectors showed full year sales growth in local currencies of above 6%. The double-digit growth rates in Asia Pacific for both divisions demonstrate that the expansion strategy in this region is on track. The Fine Fragrance and Fragrance Ingredients business units could not entirely avoid the slowdown in the economies of most major markets, and registered a decline in sales.

Despite the continued consolidation of its customer base and increased price pressure, Givaudan was able to increase its gross profit margin by 0.1 percentage points to 48.1 %.

In line with its long-term growth strategy, Givaudan initiated several new commercial, research and development projects. As a consequence, marketing, development and distribution expenses were increased at a higher rate than sales growth, leading to a lower operating margin of 16.5%. Among the investments for the future are the running cost of GivaudanAccess™, the new on-line product offering.

In a difficult economic and financial environment, Givaudan improved its overall financial performance. Givaudan further decreased its working capital and lowered its capital expenditures to 4.7% of sales. The resulting 41% increase in operating cash flow (OCFAT), from CHF 271 million to CHF 381 million, demonstrates the strong cash generation capacity of Givaudan's business. A decrease in financial expenses helped Givaudan to improve its consolidated net profit by 3.4% to CHF 274 million and to increase its basic earnings per share by 6.4% to CHF 32.92.

On the basis of the good performance in 2001, the Board of Directors proposes to the Annual General Meeting a dividend increase of 7.7% to CHF 7 per share.

Key figures

in millions of Swiss francs	2001	PF 2000[1)]	Change in %
Sales	2,399	2,356	1.8
Gross profit	1,153	1,130	2.0
Gross profit margin	*48.1%*	*48.0%*	
Operating profit	396	427	(7.3)
Operating profit margin	*16.5%*	*18.1%*	
EBITDA	545	567	(3.9)
EBITDA margin	*22.7%*	*24.1%*	
Net income	274	265	3.4
Net income margin	*11.4%*	11.3%	
Earnings per share - basic (in CHF)	32.92	30.95	6.4
Total assets	4,319	4,114	
Total liabilities	1,531	1,432	
Total equity and minority interests	2,788	2,682	
Number of employees on 31 December	5,325	5,075	

1) 2000 figures are in pro forma terms and show the combined financial statements as if the spin-off had occurred on 1 January 1999.

In the past year, Givaudan strengthened its foundation for future growth. It kept its innovation rate at a high level and started to expand its customer base through GivaudanAccess™ while deepening the co-operation with core customers. The acquisition of the flavours business of Nestlé, FIS, announced in January 2002, represents a further step towards the goal of becoming the undisputed leader in the fragrance and flavour industry.

A solid financial structure and a net cash position combined with a fine customer base and dedicated employees have put Givaudan into a strong position for the future. Barring unforeseen events, Givaudan expects a good overall result for 2002.

The 2001 annual report is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan to acquire FIS, the flavour unit of Nestlé

Geneva, 18 January 2002. Givaudan SA, Vernier, has signed an agreement with Nestlé SA, Vevey, to acquire its flavour activities, operating under the umbrella of Food Ingredients Specialities (FIS). This business represents a strategically important operational fit for Givaudan. It combines Givaudan's strength in sweet and concentrated flavours with the FIS expertise in savoury flavours and base notes.

Food Ingredients Specialities (FIS) is a world-wide operating entity, enjoying an outstanding reputation with flavour customers. Its products and expertise in the savoury flavours business (soups, sauces, ready meals) will ideally complement Givaudan activities. With this combination Givaudan implements its strategic goal of further strengthening its core business in order to become the undisputed leader in the flavour and fragrance industry. It will be in a unique position to provide state-of-the-art flavour solutions and innovative savoury concepts to its customers in all product segments.

The acquisition is still subject to regulatory approval in several countries. After closing, Dietrich Fuhrmann, currently CEO of FIS, will join Givaudan's Executive Committee. In addition to facilitating the integration of FIS he will take responsibility for further business development initiatives of the Givaudan group.

The transaction is valued at CHF 750 million. The payment will be made in cash and Givaudan shares. For the latter, Givaudan will also make use of its existing authorised share capital, emitting 100'000 registered shares resulting in a new total of 8,725,627 registered shares.

Jürg Witmer, CEO of Givaudan: "The acquisition of Food Ingredients Specialities is an important step forward in attaining undisputed industry leadership. Through this transaction, we strengthen our position in savoury flavours and become the world leader in this domain. It will also allow us to strengthen our role as core flavour supplier to Nestlé. Additionally we improve our knowledge in culinary applications and win access to new products such as vegetable, wine and coffee flavours. With the integration of FIS, Givaudan will further enhance its position in Asia-Pacific."

FIS is headquartered in Châtel-St-Denis (Switzerland) and is represented in 30 countries world-wide. It manufactures and sells flavour compounds for the food and beverage industry for about CHF 400 million per year.

Givaudan is a world leader in the fragrances and flavour industry. It has its own operations in 40 countries world-wide and is represented in 69 more. In 2000 Givaudan recorded sales of CHF 2.4 billion and counted over 5000 employees.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan's Vernier Site certified ISO 14001

Geneva, 4 December 2001. Givaudan's largest production site and headquarters, Vernier (Geneva, Switzerland), has successfully passed the required audits and has received the ISO 14001 certification for environmental management.

ISO 14001 is an international standard for environmental management. It certifies excellence in managing processes impacting the environment and approves that the company's activities are in line with legal requirements and its own policies.

Vernier is the first Givaudan site and one of the first of the fragrance and flavour industry world-wide to receive this certification. The certification is the official recognition of years of efforts, sound business practices and investments to control environmental impacts by reducing solvent usage, waste generation, emissions into the atmosphere and into the water. It demonstrates to customers, local authorities, share- and stakeholders that we are seriously committed to control the impact of our industrial activities on the environment.

Download Givaudan's Security and Environmental Report:
http://www.givaudan.com/media/me_corppubli.html

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media release

Givaudan's Nine Months Sales up 5.2% in Local Currencies

Geneva, 11 October 2001. In the first nine months, Givaudan recorded sales of CHF 1'861.3 million compared to CHF 1'789.2 million in last year's period, representing a growth of 4.0% in Swiss Francs and 5.2% in local currencies.

Givaudan continues to actively pursue its objective to become the undisputed leader in terms of growth, profitability and innovation.
A substantial number of projects with core customers give us confidence for future growth, despite the current economic and political uncertainties.
Barring unforeseen events Givaudan expects an overall good result for the full year.

Sales January to September

In million CHF	January-September 2001	January-September 2000	Change in %	
			Swiss Francs	Local Currencies
Fragrances	868.2	856.0	1.4	2.4
Flavours	993.1	933.2	6.4	7.9
Total	**1861.3**	**1789.2**	**4.0**	**5.2**

Flavours Show Strong Nine Month Sales

In the first nine months of 2001, the Flavour Division generated sales of CHF 993.1 million, which represents a growth of 6.4% in Swiss Francs and a strong 7.9% increase in local currencies compared to the same period in 2000.

Asia Pacific continued its double-digit growth in local currencies. The main growth driver was beverages, the largest segment. All other segments showed good growth versus last year. Efforts undertaken to develop the savoury business have produced double-digit sales growth in certain Asian markets.

The continued good performance in Mexico, Venezuela and Chile could not compensate for the difficult economic conditions in Brazil and Argentina, which resulted in flat sales in the Latin American region. The beverage segment was up versus last year due to new product launches. Confectionery and dairy remained in line with last year results.

Sales in North America continued to show good growth thanks to several product launches by food and beverage companies. All four major segments increased sales with both the dairy and savoury segments delivering double-digit improvements. Win rates across all segments further improved. Sales also increased in the food service area.

European sales continued to grow. All important markets and all four segments contributed to this performance, particularly the savoury segment. Major new projects won during the first half year had a positive impact on sales in the third quarter.

Fragrances Grow in a Difficult Environment

From January to September 2001, the fragrance division recorded sales of CHF 868.2 million compared to CHF 856.0 million, a year ago, resulting in a growth of 1.4% in Swiss Francs and 2.4% in local currencies.

The growth in the fine fragrance market has been negatively impacted as North America and Europe experience a slowing economy. Diminished consumer confidence translated into lower sales of fine fragrances.

In the Consumer Products business unit significant sales growth has been achieved, particularly in the personal wash, laundry and toiletries segments whereas sales in the household segment remained flat. Strongest sales were recorded in Asia Pacific. North American and European sales progressed well as a result of important new wins at the end of 2000 and in the first quarter of 2001. Latin America still showed growth despite a difficult economic situation in the southern part.

In the Fragrance Ingredients business unit, sales of sunscreen filters and pharmaceutical intermediates continued to decline as expected. In USA and in Japan the economic environment affected sales of ingredients. Overall, sales of aroma chemicals again showed good growth.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

On June 27, 2001, Givaudan SA holding of derivatives on its own stock has exceeded the 5% free threshold set forth in SESTO-FBC, consecutively to a transaction aiming at hedging the shares underlying Givaudan United States Inc 1% guaranteed bond issue, due 2006, exchangeable into Givaudan SA stock.

Prior to this transaction, the situation was the following:

Givaudan SA's stock:	8'625'627 registered shares with nominal value of CHF10.- each. Each share carries one voting right.
Treasury shares:	322'429 shares (i.e. appr. 3.74% of total voting rights)
Long calls position:	200'000 options carrying potentially 200'000 voting rights (i.e. appr. 2.32% of total voting rights)
Short puts position:	225'000 options carrying potentially 225'000 voting rights (i.e. appr. 2.61% of total voting rights)
Total calls and puts positions:	425'000 options carrying potentially 425'000 voting rights (i.e. appr. 4.93% of total voting rights).

On June 27, 2001, after the transaction, the situation was the following:

Givaudan SA's stock:	8'625'627 registered shares with nominal value of CHF10.- each. Each share carries one voting right.
Treasury shares:	322'429 shares (i.e. appr. 3.74% of voting rights)
Givaudan long calls position:	200'000 options carrying potentially 200'000 voting rights (i.e. appr. 2.32 of total voting rights)
Givaudan short puts position:	245'000 options carrying potentially 245'000 voting rights (i.e. appr. 2.84 of total voting rights)
Total calls and puts positions:	445'000 options carrying potentially 445'000 voting rights (i.e. appr. 5.16% of total voting rights)

Givaudan SA's holding since then has not attained or fallen below a new threshold. It was, on September 25, 2001, the following:

Givaudan SA's stock:	8'625'627 registered shares with nominal value of CHF10.- each. Each share carries one voting right.
Treasury shares:	296'915 shares (i.e. appr. 3.44% of total voting rights)
Long calls position:	200'000 options carrying potentially 200'000 voting rights (i.e. appr. 2.32% of total voting rights)

Short puts position: 335'000 options carrying potentially 325'000 voting rights (i.e. appr. 3.88% of total voting rights).
Total calls and puts position: 535'000 options carrying potentially 535'000 voting rights (i.e. appr. 6.20% of total voting rights).

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan increases net profit by 16%

Geneva, 14 August 2001. Givaudan maintained its momentum in the first half year 2001 while further improving operating and net margins. It recorded sales of CHF 1259 million compared to 1203 million in 2000, resulting in a healthy increase of 5.2% in local currencies and 4.7% in Swiss Francs. Key growth drivers were the overall good performance of the Flavour Division and the Fragrance Consumer Products segment. On a regional basis, Asia Pacific outperformed all other regions, showing double-digit growth in both divisions, followed by Latin America. North America and Europe also showed positive growth in both divisions. The efforts to focus on core customers while further improving operational efficiency were successfully continued.

The new online product offering, GivaudanAccess™, which was launched mid-July in North America, will enable Givaudan to efficiently serve a broader customer base and thereby generating accelerated profitable sales. GivaudanAccess™ operates as a focused, self-contained unit.

Capitalising on global purchasing leverage and the efficient management of our production facilities the gross profit margin was maintained at 47.9%. Major investments in our operating base and IT-based business systems over the last years have led to sustainable supply chain improvements.

In a highly competitive market, the operating profit margin further improved compared to pro forma figures in the first half year 2000 by 0.2 percentage points to 17.6% of sales. Thanks to the good operating performance and the improvements in financial results, net income likewise rose by 16% to CHF 149 million.
Barring unforeseen events Givaudan expects good results for the full year 2001.

Key figures

in millions of Swiss francs	30 June 2001	30 June 2000[1]	Change in %
Sales	1'259	1'203	5
Gross profit	603	577	
Gross margin	*47.9%*	*48.0%*	
Operating profit	222	209	6
Operating margin	*17.6%*	*17.4%*	
EBITDA[2]	295	276	7
EBITDA margin	*23.4%*	*22.9%*	
Net income	149	129	16
Net margin	11.8%	*10.7%*	
Earnings per share in CHF[3]	17.91	14.99	
Total assets	4,624	4,114	
Total liabilities	1,734	1,432	
Total equity and minority interests	2,890	2,682	
Number of employees	5,168	4,996	

1) The first half year figures 2000 are shown in pro forma terms. They show the combined financial statements as if the spin-off from Roche had occurred on 1 January 1999.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

3) The 2000 pro forma weighted average number of shares outstanding assumed an unchanged share capital of 8,605,327 shares for the first semester 2000. The weighted average number of shares outstanding is 8,320,990 in 2001.

The Half Year Report 2001 is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media release

GivaudanAccess™ successfully launched in North America

Geneva, Switzerland, 18 July 2001 – The Swiss-based flavour and fragrance leader Givaudan has launched its Internet offering GivaudanAccess™ www.givaudanaccess.com in North America. At the time of the launch, already 1000 potential North American customers have pre-registered, representing a 4% penetration of the targeted market.

As announced on 10 April 2001, Givaudan plans to broaden its customer base with this Internet-based product offering. The initiative is expected to create yearly sales of CHF 500 million by the year 2005, accounting for 10% of market share in the targeted segment of mid-size and small customers.

The new site opens Givaudan's palette of world-class flavours and fragrances, creative services, and product development capabilities to mid-size and small customers. GivaudanAccess™ allows registered customers to make purchases online from a select portfolio of high-quality fragrances and flavours that are built on Givaudan's sensory expertise and market intelligence.

GivaudanAccess™ operates as a focused, self-contained unit with its own pool of talent. The site is scheduled to debut in Europe in late 2001 with Asia Pacific and Latin America following in the fourth quarter of next year.

Givaudan (www.givaudan.com) is a global leader in fragrances and flavours research, development, creation, manufacture and sales. Givaudan is headquartered in Geneva, Switzerland, and has subsidiaries in 40 countries world-wide. In 2000 Givaudan achieved sales of CHF 2.4 billion. The company employs some 5,000 people worldwide.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

First Givaudan Annual General Meeting 2001

Geneva, Switzerland – May 18, 2001 – The first Annual General Meeting of Givaudan SA took place in Geneva on 18 May 2001. It was attended by 177 shareholders representing 1,817,085 (21.07 %) of a total of 8,625,627 nominal shares.

The shareholders' meeting approved the annual report the annual accounts for 2000 and released the board of directors. In 2000 Givaudan recorded sales of CHF 2'356 millions and a net income of CHF 265 millions representing an increase of 14%. A dividend of CHF 6.50 per nominal share was voted by the shareholders' meeting.

Dr Henri B. Meier, as chairman, and Jean Amic, as member, have been re-elected for 3 years into the Board of Directors of Givaudan SA.

PricewaterhouseCoopers SA have been re-elected as statutory and group auditors for the financial year 2001.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Not for distribution into the United States or to United States persons.

Givaudan is preparing for the launch of a convertible bond of USD 200 million.

Geneva, Switzerland – May 10, 2001 – Givaudan (United States) Inc prepares the launch of a guaranteed convertible bonds issue of approximately USD 200 million in the international capital markets, due 2006. They will constitute direct, unsubordinated obligations of Givaudan US Inc and will be guaranteed by Givaudan SA, Switzerland. Proceeds from the transaction will primarily be utilised to consolidate short-term bank loans for Givaudan US Inc. and for general corporate purposes.

Application will be made to list the bonds on the Luxembourg Stock Exchange. Givaudan will not register the bonds under the United States Securities Act of 1933 and the bonds will be offered and sold in reliance on Regulation S. The bonds may not be offered or sold in the United States.

The convertible bond will be settled with treasury stock. The number of shares required for the conversion will be approximately 650'000. These shares will be procured through a combination of physical and derivative transactions during the life of the bond. Givaudan plans to purchase shares in the open market.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

This news release is only available in English.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media release

A good start in 2001

Givaudan launches new growth initiative

Geneva, 10 April 2001. In the first quarter 2001, Givaudan recorded CHF 622.9 million of overall sales resulting in a growth of 5% in Swiss francs and 6.4% in local currencies, compared to the same period in 2000.

Sales January to March 2001

In million CHF	January-March 2001	January-March 2000	Change in %	
			Swiss Francs	Local Currencies
Fragrances	298.5	285.6	4.5	5.8
Flavours	324.4	307.5	5.5	7.0
Total	622.9	593.1	5.0	6.4

Fragrance sales

In the first three months of 2001, all three business units recorded higher sales in constant currencies compared to the previous year's period, led by consumer products. The fragrance ingredients unit was able to over-compensate the declining sales of pharmaceutical raw materials and UV sunscreen filters.

Asia Pacific recorded double-digit sales growth in local currencies. The Latin American region recovered from last year's period. North America still recorded sales slightly under last year's period. In Europe, the Fragrance division showed above market growth.

Flavours sales
In the first quarter, Asia Pacific posted double-digit growth in local currencies as recent wins resulted in initial orders, mainly from the beverage, savoury and dairy segments.

Latin America continued the solid growth established in the second half of 2000 by recording double-digit growth in the first three months of 2001. The region's growth was driven by new wins from the beverage segment.

Sales in North America rebounded slightly after a difficult year. This was driven by new business won in the second half of 2000 particularly in the confectionery, dairy and savoury segments and new sales from the foodservice market.

European sales grew versus last year driven by the rebound of the United Kingdom sales and good growth in Switzerland and the Central European countries. The beverage, confectionery and dairy segments were the main drivers.

New initiative to target broader customer base
In the first quarter, Givaudan has embarked on an ambitious initiative to expand its customer base through a new online offering called GivaudanAccess.com. Upon its North American debut planned for July 2001 and the subsequent launches in Europe and Asia the new site will open Givaudan's palette of world class flavours and fragrances, creative services and product development to a broader range of customers. Investments in technology and supply chain efficiencies will enable Givaudan to efficiently serve a wider market segment while maintaining its emphasis on existing global partners.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media release

Givaudan Targets Broader Markets Online

Geneva, Switzerland, 10 April 2001 – Swiss based flavour and fragrance leader Givaudan announced that it is previewing its new online initiative GivaudanAccess.com. Upon its North American debut in July of 2001, the site will open Givaudan's palette of world class flavours and fragrances, creative services, and product development to a broader range of customers. The site is scheduled to debut in Europe in November of 2001.

Investments in technology and supply chain efficiencies, specifically those in robotics, make Givaudan's online initiative possible by enabling the company to efficiently service this market segment.

GivaudanAccess will allow registered customers to make purchases online from a select portfolio of high quality fragrances and flavours that are built on Givaudan's sensory expertise and market intelligence.

"This is about delivering a competitively priced, premium value product," said Juerg Witmer, CEO of Givaudan. "The focus here is making our company's products accessible to a far broader based market, while maintaining emphasis on our existing global partners. GivaudanAccess is the vehicle to pursue this segment of the market where there is substantial potential for growth. We expect the initiative to dramatically broaden our pool of clients by giving us the ability to service companies of all sizes." Givaudan estimates that the total market for flavours and fragrances generates sales of roughly 15 billion CHF annually; the small to mid tier segment represents four to six billion CHF, reflecting a significant growth opportunity for the company.

"Givaudan has demonstrated its ability to successfully compete as a market leader, with major new product wins in 2000. Now, GivaudanAccess will allow us to compete for a broader based clientele by targeting the small to mid tier market" said Witmer. GivaudanAccess will operate as a focused, self-contained unit with its own pool of talent. GivaudanAccess has been headed by Bruce Bachmeier since its inception; Bachmeier also serves on the Executive Committee at Givaudan.

GivaudanAccess has a preview site at www.givaudanaccess.com on which clients can now pre-register.

"When you purchase from GivaudanAccess, you'll be opening the doors to our creative services and product development tools," explained Bachmeier. "It is our hope that we will generate online visits not only for orders but for content as well. In many ways we will be delivering the same kind of customer service that has become our hallmark; we will simply be communicating and delivering through an online channel. Of course, GivaudanAccess is available to all of our valued customers whenever our clients need us, but for the first time, GivaudanAccess makes Givaudan's vision of 'Creating Sensory Advantage™' open to all companies worldwide."

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan: 14% net profit increase in 2000

Geneva, Switzerland – 13 March 2001 – In 2000 Givaudan (SWX: GIVN), a global leader in the fragrance and flavour industry with headquarters in Switzerland, recorded sales of CHF 2.4 billion resulting in an increase of 6% compared to 1999.
The gross profit margin rose by 0.3 percentage points to 48%, essentially due to further efficiency improvements, which were achieved through Givaudan's initiatives to shift towards global raw material purchasing and long-term supply chain improvements, as well as the continued streamlining of its production base.
Further improvements in the whole business process resulted - on a comparable pro forma basis - in an increase of the operating profit by 10% to CHF 427 million and a margin improvement from 17.4% to 18.1% in 2000. Net profit improved by 14% to CHF 265 million, accounting for 11.3 % of sales compared to 10.4% in 1999.
The Board of Directors proposes to the Annual General Meeting a dividend of CHF 6.50 per share.

Givaudan continues to focus on becoming the undisputed leader in the fragrance and flavour industry. Its strong scientific and technological base, unique creative potential and state-of-the art operating asset base in all key markets throughout the world are important prerequisites. Major new product wins in the second half of 2000 and the realignment of the business focus to the changing market environment will allow Givaudan to further improve sales in 2001. Barring extraordinary events Givaudan expects a good overall result in 2001.

Key figures on a comparable pro forma basis [1)]

in millions of Swiss francs	2000	1999	Change in %
Sales	2,356	2,231	6
Gross profit	1,130	1,065	
Gross profit margin	*48.0%*	*47.7%*	
Operating profit	427	389	10
Operating profit margin	*18.1%*	*17.4%*	
EBITDA[2)]	567	516	10
EBITDA margin	*24.1%*	*23.1%*	
Net income	265	232	14
Net income margin	11.3%	*10.4%*	
Earnings per share in CHF[3)]	30.95	26.90	
Total assets	4,114	3,557	
Total liabilities	1,432	981	
Total equity and minority interests	2,682	2,576	
Number of employees on 31 December 2000	5,075	4,907	

1) The pro forma figures show the combined financial statements as if the spin-off had occurred on 1 January 1999.

2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.

3) The earnings per share reflect a number of 8,625,627 shares after the share split and the capital increase.

In the year 2000, sales in local currencies decreased on a global basis slightly by 1%. Asia Pacific, parts of Europe and Latin America showed good growth, whilst the market situation was more difficult in the mature markets of North America and most Western European countries, where industry consolidation and product portfolio streamlining amongst key customers led to postponed projects and fewer than expected new product launches. Fine Fragrance sales showed a positive development world-wide.

Marketing, development and distribution costs increased by 11% to CHF 538 million, as Givaudan significantly strengthened its position to serve the growing customer base in emerging markets. It also accelerated the entrance into new market segments such as the fragrance speciality retail business and food service. These efforts resulted in a number of interesting new wins and access to core listings in Fragrances. In the third quarter 2000, the Fragrance Ingredients business unit launched its Internet site, an important pillar of the company-wide ongoing e-business projects.

In 2000 major investment projects in the USA and in Asia were completed, thus strengthening Givaudan's presence in the emerging markets, vital for future sales growth, as well as gaining economies of scale in North America. The investments include a state-of-the art fragrance compounding centre in Mount Olive (New Jersey, USA) and a new flavour research centre in Cincinnati (Ohio, USA). In August the new combined fragrance and flavour compounding facility as well as a new fragrance creative centre in India started their operations. In October the second phase of the manufacturing plant and creative centre in Shanghai (China) for both flavours and fragrances became operational.

Givaudan's world-wide headcount increased by 168 to reach a total of 5,075 employees. This is primarily the consequence of supporting growth activities in Asia-Pacific and the staffing of the marketing and research centre in Cincinnati as part of the long-term development strategy. Performance based variable pay schemes have been extended to all employees of the Givaudan group. As a consequence of the spin-off, Givaudan introduced a new talent management system and a long-term incentive plan for key staff.

Givaudan reinforced the R&D function in both divisions, as it believes innovation in product applications will be the basis for long-term success. The new flavour research centre in Cincinnati (Ohio, USA) has already developed interesting leads for new flavour ingredients of natural origin and has gained new insights in the flavour matrix interaction with different food bases. New patented molecules, which were developed in the fragrance research centre of Dübendorf (Switzerland), were introduced to enhance the creative portfolio of Givaudan's perfumers. The collaboration with the research department of Roche in the domain of olfactory receptor genes produced its first promising results.

The 2000 annual report is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan to partner with DigiScents

Geneva, Switzerland - November 29, 2000 – Givaudan (SWX: GIVN), the Swiss based leading company in the fragrance and flavour industry, announces today an innovative collaboration with US based DigiScents, Inc. The deal grants Givaudan an equity stake in DigiScents and the status of a preferred fragrance supplier. Details of the alliance were not disclosed.

DigiScents' technology and Givaudan's scents will bring consumers more lifelike and memorable experiences with scented web sites, interactive games, movies and music, e-mail, e-commerce and on-line advertising.

"This deal is the largest investment by the fragrance industry in a new technology," states Joel Bellenson, CEO of DigiScents. "We are bringing together unrivaled capabilities in sensory science, fragrance technologies, and artistic know-how."

"DigiScents is the most suitable partner for Givaudan to enter into promising new fragrance markets," states Jürg Witmer, CEO of Givaudan. "Givaudan's profound knowledge in fragrance delivery systems combined with its international creative base of world-renowned perfumers will enable this alliance to find superior solutions for revolutionary applications of fragrances."

DigiScents (www.digiscents.com) is a privately held corporation headquartered in Oakland, California. The company has developed a complete hardware and software platform for incorporating scent into all forms of media, including interactive games, movies and music, Web sites, e-commerce, advertising, and educational software. Founded in February 1999 by Dexster Smith and Joel Bellenson, DigiScents is partnering with leading Web sites, interactive media companies and consumer products companies.

Givaudan (www.givaudan.com) is a global leader in fragrances and flavours research, development, creation, manufacture and sales. Givaudan is headquartered in Geneva, Switzerland, and has subsidiaries in 40 countries world-wide. In 1999 Givaudan achieved sales of CHF 2.2 billion and CHF 1.8 billion in the first nine months of 2000. The company employs some 5,000 people worldwide.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

David Libby
Director of Public Relations for DigiScents, Inc.
Tel: 510.625.4305
E-mail: davidl@digiscents.com

Givaudan

Media Release

Givaudan emits a 4.25% Swiss Francs Domestic Bond of CHF 300 million.

Geneva, Switzerland – December 4, 2000 – In order to consolidate short-term liabilities, Givaudan (SWX: GIVN), the leading company in the fragrance and flavour industry, emits today a 4.25% bond of CHF 300 million. The emission price is 100.70 and maturity is 5 years.

The bond is divided into co-ownership quotas of CHF 5000 or multiples thereof and bears interest of 4.25% per annum. For this purpose, each bond is furnished with annual coupons, the first of which will become due and payable on December 29, 2001. Givaudan undertakes to repay all the bonds at par in December 2005.

Since its spin-off on June 8 this year, Givaudan has made further progress in increasing its profitability. Givaudan expects a good net result for the year 2000 and for the next year again growing sales in local currencies. Givaudan's growth strategy is based on organic growth, especially in the fast growing Asia-Pacific region, the entry in to new markets and further industry consolidation.

Givaudan (www.givaudan.com) is a global leader in fragrances and flavours research, development, creation, manufacture and sales. Givaudan is headquartered in Geneva, Switzerland, and has subsidiaries in 40 countries world-wide. In 1999 Givaudan achieved sales of CHF 2.2 billion and CHF 1.8 billion in the first nine months of 2000. The company employs some 5,000 people worldwide.

This news release is only available in English.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan Investor and Media Agenda 2001

Date	Location	Event
13 March 2001		**Full Year Results 2000**
07.00 CET		Investor News, Media Release
11.00 CET	Geneva	**Annual Media Conference**
15.00 CET		Conference Call for Investors and Analysts
10 April 2001		**First Quarter Sales 2001**
07.00 CET		Investor News, Media Release
tbd	Geneva	**Annual Investors Conference**
11/12 April 2001	London Frankfurt Paris	**Roadshow**
18 May 2001	Geneva	**Annual General Meeting**
14 August 2001		**Half Year Results 2001**
07.00 CET		Investor News, Media Release
15.00 CET		Conference Call for Investors and Analysts
12 September 2001	Zurich	**Research and Development Day**
11 October 2001		**9 Months Sales**
07.00 CET		Investor News, Media Release
16/17 October 2001	London Frankfurt Paris	**Roadshow**

For further information please contact:
Peter Wullschleger, Givaudan Investor and Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media release

Givaudan opens a new sensory and technology centre in Shanghai.

Geneva/Shanghai 26 October 2000. On the occasion of its fifth Anniversary, Shanghai Givaudan Ltd., a joint venture company between Givaudan and Shanghai Sunve Pharmaceutical Corporation, opens its new sensory and technology centre and expands the existing production facilities in Pudong, Shanghai.

The new Sensory & Technology Centre further strengthens Givaudan's leading position in the Chinese fragrances and flavours market and demonstrates Givaudan's commitment to the emerging markets and especially to the vast potential of the Chinese market.

The heart of the facility is the new state-of-the-art creation and application centre. The existing compounding facilities have also been expanded, doubling the capacity to 5000 tons per year.
Today Shanghai Givaudan employs 180 people in China and has premises in Shanghai, Guangzhou, Beijing, Chongqing and Hong Kong. Before the founding of the joint venture in 1995, Givaudan covered the Chinese market with only two sales executives.
To commemorate the fifth anniversary and the opening of the sensory and technology centre, Shanghai Givaudan has founded a scholarship with the East China University of Science and & Technology, dedicated to promoting young Chinese talents in chemistry and biology.

Givaudan is a global leader in fragrances and flavours research, development, creation, manufacture and sales. Givaudan is headquartered in Geneva, Switzerland, and has subsidiaries in 40 countries world-wide. In 1999 Givaudan achieved sales of CHF 2.2 billion and CHF 1.8 billion in the first nine months of 2000. The company employs some 5000 people world-wide.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media release

Givaudan's first nine months sales up 7% - Good net result expected for the full year

Geneva, 11 October 2000. Givaudan's sales in the 3rd quarter 2000 continued to show positive growth. Overall sales from January to September 2000 grew by 7% in Swiss Francs, compared to the same period in 1999. In local currencies, sales remained flat.

For the first nine months of the year Asia/Pacific and, to some extent, Europe were again the main growth drivers in both divisions. The market situation was more difficult in the Americas. New product wins in the North American and European markets in the first half year have not yet substantially impacted sales in local currencies.
The Fine Fragrance business showed continued positive development.

Barring unforeseen events Givaudan expects a good net result for the full year.
In a consolidating industry Givaudan continues to actively pursue its strategy to become the undisputed leader in terms of growth, profitability and innovation.

Sales January to September 2000

In million CHF	January-September 2000	January-September 1999	Change in %	
			Swiss Francs	Local Currencies
Fragrances	856	825	4	(1)
Flavours	933	848	10	1
Total	1789	1673	7	0

Flavours sales up 10%

From January to September 2000 the flavour division recorded sales of CHF 933 million, which, compared to 1999, represents a growth of 10% in Swiss Francs and 1% in local currencies. Asia/Pacific and Latin America drove the division's growth during the 3rd quarter with the dairy, savoury and confectionery segments gaining versus last year.

Asia/Pacific continued its strong growth from the first half by posting a double-digit increase. All segments showed gains versus the prior period with the beverage, dairy and savoury segments achieving double-digit sales growth as a result of new product wins and overall growth in the Chinese market.

Combined sales in the Americas were flat despite double-digit growth in the Mexican market and improvement in the Brazilian market. Continued difficult economic conditions in the other Latin American countries, coupled with slow market growth in North America contributed to these results. The dairy segment continued to show growth in the region as a whole.

European sales grew on a year to date basis but are down for the third quarter, driven by difficult markets in the United Kingdom and Turkey. All four segments; beverage, confectionery, dairy and savoury contributed to the region's growth with beverage and confectionery leading the way.

Fragrance sales up 4%

From January to September 2000 the fragrance division recorded sales of CHF 856 million resulting in a growth of 4% in Swiss Francs, and a decline of 1% in local currencies. Difficult market conditions for our customers and price pressure in the Consumer Products segment are at the source of this development.

The Fine Fragrance business rebounded from one year ago and showed double-digit growth in consolidated and local terms.
The Consumer Products business was affected by a down turn in the market, particularly in the Americas. Investments in China and India will insure our leading role in these large future markets.
The fragrance ingredients business showed moderate growth compared to the prior year, except for sales to Roche.

New web site for the Fragrance Ingredients business

In the third quarter, Givaudan launched a Fragrance Ingredients Web site, an important pillar of the company-wide e-business strategy. The new site is aimed at the entire fragrance creation industry, including the perfumery community and purchasing managers. With over 300 fragrance ingredients manufactured and used in-house, Givaudan is one of the premier suppliers to the fragrance industry. Givaudan provides information on its most important fragrance ingredients. An expanded range of additional services and client-specific information will soon be available.

Givaudan strengthens its position in India

As part of its on-going strategy in the emerging markets of Asia/Pacific, Givaudan inaugurated a new plant in Jigani (Bangalore, India) at the end of August 2000. The new factory includes state-of-the-art fragrance and flavour compounding facilities as well as application and quality control laboratories. It doubles the existing production capacities. Together with its two creative centres for flavours in Mumbai and for fragrances in Bangalore, Givaudan is now able to meet the growing needs of its key customers in the Indian market.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Media Release

Givaudan opens new plant in India

Geneva, 30 August 2000. Givaudan today opened a new plant in Jigani (Bangalore, India). The new factory includes state-of-the-art fragrance and flavour compounding facilities as well as application and quality control laboratories. The new plant doubles the existing production capacities and will enable Givaudan to meet the growing needs of its key customers in the fast growing Indian market. The new facilities will strengthen Givaudan's leadership position in the Indian fragrance market and will support its extensive growth plans in the domain of flavours in India.

The new plant demonstrates Givaudan's long-term commitment to the Asia/Pacific region. Givaudan sees India and China as its major targets for future growth in this region.

Givaudan is a global leader in fragrances and flavours research, development, creation, manufacture and sales. Givaudan is headquartered in Geneva, Switzerland, and has subsidiaries in 40 countries world-wide. In 1999 Givaudan achieved sales of CHF 2.2 billion and CHF 1.2 billion in the first half year 2000. The company employs some 5000 persons world-wide.

For further information, please contact:

Peter Wullschleger
Givaudan SA
Investor & Media Relations
5, chemin de la Parfumerie
CH-1214 Vernier
T +41 22 780 90 93
F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Semi annual reports
Code: J

Givaudan

Half Year Report 2003



Creating Sensory Advantage

Key Figures

Six months ended 30 June in millions of Swiss francs, except per share data	Actual	Pro forma	
	2003	2002[1]	% Change
Sales	1,379	1,490	-7
Operating profit	216	250	-14
Operating profit margin (%)	*15.7%*	*16.8%*	
Net income	130	160	-19
EBITDA[2]	305	346	-12
Earnings per share – basic (CHF)	16.09	18.41	
Earnings per share – diluted (CHF)	16.03	18.40	
	30 June 2003	31 December 2002	
Total assets	4,759	4,561	
Total liabilities	2,193	1,795	
Total equity and minority interest	2,566	2,766	
Number of employees	6,145	5,844	

1) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001. Details of the pro forma adjustments are disclosed in note 12.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Actual Sales by Division

Sales Flavours
CHF 816 million
+4.4% in Swiss francs
+17.2% in local currencies

Sales Fragrances
CHF 563 million
-3.3% in Swiss francs
+5.5% in local currencies



41%
59%

Total sales
CHF 1,379 million
+1.1% in Swiss francs, +12.2% in local currencies

The percentage changes are calculated using half year 2002 actual sales

Actual Sales by Region

USA and Canada

Europe, Africa and Middle East



33%
40%
19%

Latin America

Asia Pacific

Sales are stated by destination

Givaudan outgrows the market and increases cash flow

Sales growth

In the first half of 2003, Givaudan continued to outgrow the market. Group sales grew by 12.2% in local currencies and 1.1% in Swiss Francs. Total fragrance sales grew by 5.5% in local currencies. Fine Fragrances and Fragrance Consumer Products together grew double digit and the speciality Fragrance Ingredients continued to show a good performance. Flavours grew by 17.2 % (including the FIS acquisition); the sales of all business segments of the division, except dairy, were up, with a particularly strong increase in the foodservice segment. All regions showed good growth, except flavours US, which had last year an exceptionally strong second quarter.

In the last six months Givaudan pursued its path of winning market share. Win rates have substantially increased and the company aligned its resources to the strategy of customers strictly focussing on key projects. Givaudan strengthened its regional presence in high growth areas such as Asia Pacific.

The investments in Fine Fragrances started to pay off and substantially increased the portfolio of wins and briefs. As the leader of the global flavour savoury market, Givaudan is now able to provide a wide, high quality portfolio of products and solutions to its customers. The leadership position in beverages was maintained and wins from last year in this segment have been rolled out to Europe, increasing sales of this region.

Gross profit

Despite improved manufacturing efficiency, the gross margin has been temporarily affected by raw materials purchased at times of deteriorating exchange rates, which made their way with some time lag through inventories to cost of goods sold. Additionally, changes in the portfolio mix, the still lower margin savoury business acquired with FIS, continued price pressure and strong price increase of some natural raw materials, had a negative impact. This resulted in Givaudan's gross margin decreasing in pro forma terms from 47.7% to 46.2% compared to the first half year 2002.

Operating Profit

Thanks to initial synergies from our recent acquisitions and tight cost management, the impact of the lower gross margin and the substantial increase in pension charges related to defined benefit plans – which increased from CHF 23 Million in 2001 to an estimated CHF 64 Million for the full year of 2003 (1.5 percentage points effect on EBIT over two years) – were partially offset at the operating level. Since operating cost remained stable, EBIT and EBITDA margins decreased only by 1.1 percentage points in comparable terms from 16.8% to 15.7% respectively from 23.2% to 22.1%. Givaudan will in the coming months aggressively launch new initiatives to improve margins beyond the temporary effects.

High Cash Flow

Givaudan remains strong in cash flow generation. By half year 2003, Givaudan reports an operating cash flow before investments of CHF 164 Million against CHF 94 Million in the same period of 2002, an increase of 74%. Capital spending amounted to CHF 40 Million against the depreciation charge of fixed assets of CHF 43 Million.

Net Profit

Reflecting the lower operating margin and higher net financial costs, mostly due to reduced income on financial investments, net profit in pro forma terms decreased from CHF 160 Million to CHF 130 Million against the first half of last year. This results in earnings per share of CHF 16.09 versus CHF 18.41 in the first half of 2002.

Share buy-back

After the first successful share buy-back, finalised in March 2003 and the subsequent cancelling of 8.3% of its outstanding shares, Givaudan started on 30 June 2003, a second share buy-back programme for up to 10% of the remaining 8 million registered shares. The strong balance sheet and the available liquid funds will allow Givaudan to give back funds to its shareholders and still pursue any potential value adding acquisition opportunities.

Outlook

Our outlook as the number one in fragrances and flavours indicates continued stable and profitable growth. This drive is supported by the enhanced product portfolio due to proprietary new molecules and technologies, the increased competencies from recent acquisitions and our clear market leader position in Asia. It is further enhanced by our investments in high growth business segments, such as foodservice, as well as in aroma chemical specialities whilst reducing commodities there. The investments in the new Fine Fragrances creation centres in New York and Paris and in research will continue to bear fruit. Programmes to bring up the savoury margins to pre-FIS acquisition levels are under way since the closing in May 2002. Initiatives to further enhance manufacturing efficiency are in place. New initiatives to improve margins will be launched. This will ensure Givaudan's continued ability to generate strong free cash flow. Givaudan remains confident and is in a strong position to deliver value to its customers and shareholders.

Fragrance Division

Six months ended 30 June, in millions of Swiss francs - Actual	2003	2002
Sales to third parties	563	582
EBITDA	112	113
as % of sales	*19.9%*	*19.4%*
Operating Profit	90	91
as % of sales	*16.0%*	*15.6%*

The Fragrance Division recorded sales of CHF 563 million resulting in a 5.5% local currency sales growth (-3.3% in CHF), clearly above the underlying market. The local currency increase was led in particular by a strong double digit growth in Fine Fragrances and high single digit growth in Consumer Products. In line with our strategy to move to higher value adding specialities, the Fragrance Ingredients business continues to decline as commodity ingredients sales are starting to weigh less in our portfolio.

The performance of the division with a double digit increase in the compounding business, has to be viewed in the context of the overall Fragrance market. Several clients face tough challenges to achieve their growth targets. This is valid for both Consumer Products and Fine Fragrances. As a logical consequence, the market for Fragrance Ingredients also continues to perform at levels below last year.

The strong growth in Fragrances sales has been achieved in an environment of increased price pressure. This was particularly felt in the commodity types ingredients products, where Givaudan is phasing out the sunscreen filters and several other ingredients. Despite the slightly reduced gross margin, tight cost management allowed to increase the EBITDA in the first half from 19.4% to 19.9% . Similarly the EBIT increased from 15.6% to 16.0%.

Major capital investments during the first half of 2003 included further expansion of production and marketing capabilities in China and Singapore, together with an important investment in a new multi-purpose plant for aroma chemical specialities in Vernier (Geneva, Switzerland), which is planned to start production during the third quarter of 2003.

Fine Fragrances

The Fine Fragrance market continues to be affected by lower consumer demand, despite an increased number of new product introductions. Notwithstanding current market conditions, Givaudan maintains its objective to increase market share. The Creative Centres in New York and Paris have contributed to a double digit sales growth in local currencies.

Givaudan also recorded several important new wins, which are planned to be launched by customers during the second half of 2003. In addition, several new important successes were recorded in the fast-growing speciality retail segment and in direct-selling channels.

Consumer Products

The Consumer Products business unit continued to outgrow the market in the period under review. Our strong creation capacities, new technologies, the investments in specific end-user market knowledge and trend research enabled us to bring added benefits to our customers leading to an increased win rate.

All regions showed healthy growth in local currencies. Latin America had a much stronger first half compared to 2002. Europe and North America continued their growth path, despite strong comparables of last year. Asia had a more difficult start, but is again gaining momentum with good overall growth in the first half.

The toiletries segment has been the main driver of the strong increase in sales of fragrance compounds in this first half year. This success is based on several new wins with key brands. The personal wash and laundry category showed healthy growth, followed by the household segment which continued to show strong increases as a result of strengthening our resource base in people and technologies for this segment.

Fragrance Ingredients

Sales of patented aroma chemical specialities, discovered and developed by Givaudan's Global Fragrance Research centre in Dübendorf (Zurich, Switzerland), continued its double digit growth, increasing its share in the Fragrance Ingredients business unit. Overall sales of the Fragrance Ingredients business decreased as a logical consequence of the decision to phase out the sunscreen filters and some other commodity type products. Excluding these products, the Fragrance Ingredients sales remained stable compared to last year, despite industry over-capacities in the traditional commodity sectors and overall fierce competition.

Fragrance Research

Givaudan's Global Fragrance Research kept its excellent momentum with a full pipe-line of molecules, creation tools and technologies. As a highlight of its activities in the first half year, three new patented molecules were added to the perfumers palette: Pharaone, a high diffusive top spicy green note, Floridile, a fruity, warm peachy character note and Belambre, a new transitional woody-ambery high impact smell.

A novel strategic project was launched in the area of malodours counteraction. Sulphuric or amine malodour compounds smell bad even at the lowest concentrations. Examples of these compounds are cold cigarette smoke and human body odours. First promising results of a new enzyme inhibitor technology are further investigated to counteract malodours and even tackle the problem by preventing the formation of these compounds.

Detergent powders and humidity absorbing materials demand for controlled release of fragrance in order to create a long-lasting good smell. Granuscent® is the new Givaudan solution for this high in demand technology.

The development of Granuscent demonstrate also the ongoing co-operation with Givaudan's Global Flavour Research, since this encapsulation technology is already used in the world of flavours. This new delivery system is almost ready to be commercialised and first samples orders have been shipped to customers.

Givaudan's creative real-time network is second to none in the fragrance and flavour industry. As a novel and highly efficient new tool Givaudan held its first olfactive video conferences. During these conferences perfumers and flavourists can remotely log into a conference room via Internet technology. They are then able to directly blend various fragrances or flavours based on Givaudan's proprietary VAS technology and have the smells or the flavour appreciated and evaluated in real-time by the customer in the conference room.

In the first half year of 2003, new ScentTrek™ expeditions were carried out in South Africa and India. The main target of the expedition to South Africa was discovering and analysing the vanishing flora, the native gladiolas of this region. From South India Givaudan's researchers came back with more than thirty fascinating, completely new odours, the most promising ones are already under assessment by Givaudan's perfumers.



Flavour Division

Six months ended 30 June, in millions of Swiss francs	Actual 2003	Pro forma[1] 2002	Actual 2002
Sales to third parties	816	908	782
EBITDA	193	233	209
as % of sales	*23.7%*	*25.7%*	*26.7%*
Operating Profit	126	159	149
as % of sales	*15.4%*	*17.5%*	*19.1%*

1) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Condensed Consolidated Income Statement as if the acquisition had occurred on 1 January 2001. Details of the pro forma adjustments are disclosed note 12.

The Flavour Division recorded first half year sales of CHF 816 million which represents a growth of 17.2% in local currencies and 4.4% in Swiss Francs compared to previous year's period. In pro forma terms, assuming FIS would have been consolidated since 1 January 2001, growth reached 1.0% in local currencies.

All regions and all segments, except North America and the dairy segment, showed good growth year-on-year. China, Japan, India and Eastern Europe reported double digit growth, underlying Givaudan investments in these markets. This also applies to the strong increase in the Foodservice segment.

The performance of the North American market, affected by the slow beverage business due to the cool early summer period and the base effect of last year's strong second quarter, also had a major impact on the development of the gross margin. The overall savoury segment developed favourably as a result of our strategic acquisitions of FIS and IBF. Givaudan is still aiming at bringing flavour margins to comparable pre-acquisition levels by 2004.

Further site consolidation, such as the announced transfer of the flavours compounding activities from Milton Keynes in the United Kingdom to other European sites, and other initiatives to continuously improve manufacturing efficiency will contribute to improve margins.

Asia Pacific

Asia-Pacific posted again a healthy growth in local currency terms. All major markets reported strong performance, led by Japan, China and India. The largest market, Japan, saw double digit growth led by important new wins from key accounts in the beverage industry. China had strong sales in the first half despite a certain slowdown in the second quarter related to reduced project activity due the SARS crisis. Sales in India were up significantly thanks to major new wins from global accounts across all major business segments.

Strong sales in the two largest business units, Sweet Goods and Beverage, generated solid growth for the whole region, supported by good overall increases in the other segments.

Latin America

Latin America registered good local currency growth with very strong gains from the largest market, Mexico. Solid growth from a relatively low level came from Argentina as last year's extremely difficult economic environment has stabilised. Sales in Brazil were down due to exchange rate volatility and a weakening economy. The overall good growth of Latin America was driven by a strong performance of all business segments.

North America

Sales in North America declined compared to the exceptionally strong prior year performance. In the same period last year several big customers had made initial orders for important new product launches. This base effect, combined with a relatively cool summer start in North America in the beverage segment, has led to a substantially lower level of sales in the second quarter compared to previous year.

Our investments into the Foodservice segment continued to bear fruit. Sales from this segment continued to show good growth due to additional new product wins. The savoury and confectionery segments also posted positive gains.

Europe, Africa and Middle East (EAME)

The European region continued with its performance from the first quarter by delivering a high single digit growth rate

in constant currencies for the first half of 2003. This success was driven by the beverage, dairy and savoury segments. The key markets of Germany and the UK recorded double digit growth while Benelux, Iberia and the Central Regions posted high single digit rates.

Eastern Europe sales expanded, with Russia leading the way with a double digit growth. Major drivers were increased volumes from new business won in most major segments particularly in the beverage and citrus business. Savoury business growth was enhanced to an important extent by the recently acquired product portfolio from FIS. Especially good growth rates were also recorded in the Food Service segment.

The upgrade of the Culinary Technology Centre in Paris was completed and the transfer of the production from Milton Keynes to Dortmund is on schedule and should be completed by end of the year.

Flavour Research

Givaudan's Global Flavour Research significantly enhanced its momentum in the research domains of taste modification, novel ingredients, flavour delivery, SMART Systems™ and new technologies and products.

The ability to effectively modify taste attributes has become a key differentiator in the flavour development process. Givaudan has begun to exploit recent advances in receptor biology to aid in the discovery of novel ingredients. Patent applications have been filed for proprietary components that are essential to successful application of this technology for the creation of innovative flavour compositions. The programme is expected to deliver new knowledge, unique ingredients and sensory tools which will change the manner in which flavours are developed.

In the area of novel ingredients, a number of process flavour compositions were investigated for the use as building blocks in vegetarian food products. Further more, several natural high impact components were synthesised to develop enhanced meat top notes and a programme for the development of the next generation biohydrolysates is underway.

Givaudan tackles the problem to rapidly convert flavour sensory descriptions into an actual flavour composition with its state-of-the-art SMART Systems™ which facilitates the communication between customers and scientists. The Virtual Aroma Synthesiser™ (VAS) technology is now resident in all the major flavour creation centres globally. One unique advantage of this capability is the newly established global electronic linking of these units. This gives Givaudan the ability to involve flavourists from around the world in flavour development where special skills are required for customer projects. Members of a team located at different sites have the ability to utilise the VAS to collectively contribute to the creation process while evaluating the compositions in real time.

A major vanilla technology development programme was launched in view of the current market shortage. Novel vanilla building blocks were designed in order to give the flavour development teams a better opportunity to create the high quality extracts customers demand. In the area of coolant compositions, the new line of Evercool™ product compositions was launched successfully.

Givaudan continued to execute and capitalise on its TasteTrek™ expeditions. One specific focus area of the recent Latin American TasteTrek™ was to investigate the volatile components in a series of chili types unique to Mexico. Data from this collection is being utilised to create some unique and also authentic chili flavours for seasoning and snack applications. A series of flavours for authentic Asian sauces were created and newly commercialised based on results from the Asian TasteTrek™.



Interim Condensed Consolidated Financial Statements (unaudited)

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except per share data	Note	Actual	Pro forma[1]	Actual
		2003	**2002**	**2002**
Sales	5	1,379	1,490	1,364
Cost of sales		(742)	(779)	(705)
Gross profit		**637**	**711**	**659**
as % of sales		*46.2%*	*47.7%*	*48.3%*
Marketing, development and distribution expenses	6	(321)	(336)	(309)
Administration expenses		(48)	(60)	(48)
Amortisation of intangible assets		(46)	(50)	(39)
Other operating income (expenses), net		(6)	(15)	(23)
Operating profit		**216**	**250**	**240**
as % of sales		*15.7%*	*16.8%*	*17.6%*
Financial income (expenses), net		(30)	(17)	(13)
Result before taxes		**186**	**233**	**227**
Income taxes		(54)	(72)	(69)
Result after taxes		**132**	**161**	**158**
Minority interest		(2)	(1)	(1)
Net income		**130**	**160**	**157**
as % of sales		*9.4%*	*10.7%*	*11.5%*
Earnings per share – basic (CHF)		**16.09**	**18.41**	**18.67**
Earnings per share – diluted (CHF)	7	**16.03**	**18.40**	**18.66**

1) Details of the pro forma adjustments are disclosed in note 12.

Consolidated Balance Sheet

in millions of Swiss francs - Actual	Note	30 June 2003	31 December 2002
Current assets		2,071	1,850
Non-current assets		2,688	2,711
Total assets		**4,759**	**4,561**
Current liabilities		**984**	**882**
Non-current liabilities	8	**1,209**	**913**
Minority interest		**5**	**5**
Share capital	9	80	87
Retained earnings, reserves and other equity components	10,11	2,481	2,674
Equity		**2,561**	**2,761**
Total liabilities, minority interest and equity		**4,759**	**4,561**

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs - Actual	Note	2003	2002
Share capital			
Balance at 1 January		87	86
Issue of shares		-	1
Cancellation of shares		(7)	-
Balance at 30 June	9	80	87
Retained earnings, reserves and other equity components			
Balance at 1 January		2,674	2,698
Dividends paid	10	(65)	(58)
Net income		130	157
Additional paid-in capital		-	49
Net movement of fair value reserve for available-for-sale financial assets		25	(49)
Net movement of own equity instruments	11	140	154
Reduction of share capital		(420)	-
Net movement of currency translation differences		(3)	(122)
Balance at 30 June		2,481	2,829
Total equity at 30 June		2,561	2,916

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs - Actual	Note	2003	2002
Cash flows from (for) operating activities		**164**	**94**
Cash flows from (for) financing activities		**(2)**	**(39)**
Cash flows from (for) investing activities		**(40)**	**(148)**
Net effect of currency translation on cash and cash equivalents		(1)	(3)
Increase (decrease) in cash and cash equivalents		121	(96)
Cash and cash equivalents at the beginning of the period		454	467
Cash and cash equivalents at the end of June		575	371

Notes to the Consolidated Financial Statements (unaudited)

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries.

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (hereafter "FIS").

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. (hereafter "IBF"), located in Wisconsin (USA). No pro forma financial information relating to the IBF acquisition has been stated.

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter 'the interim financial statements') of the Group for the six-month period ended 30 June 2003 (hereafter 'the interim period'). They are prepared in accordance with and comply with the International Accounting Standard 34, Interim Financial Reporting.

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half-Year 2002 report and the audited Annual Report 2002 as they provide an update of the most recent financial information available. These interim financial statements are not audited.

In the preparation of these interim financial statements, the Group applied the same accounting principles and policies as are applied in the Annual Report 2002.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

3. FIS acquisition

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities.

The acquisition of FIS has been accounted for in the interim financial statements by use of the purchase method of accounting. The results of FIS operations have been incorporated in the consolidated income statement since 2 May 2002.

4. IBF acquisition

On 7 January 2003, the Group acquired 100% control of International Bioflavors Inc. located in Wisconsin (USA).

The acquisition of IBF has been accounted for in the interim financial statements by use of the purchase method of accounting. The results of IBF operations have been incorporated in the consolidated income statement since 7 January 2003.

As stated in the agreement, the transaction amounts to USD 21 million (equivalent to CHF 30 million) and consideration was in the form of cash. The Group acquired intangible assets consisting of goodwill of CHF 15 million, plus technologies and production processes of CHF 15 million which are amortised over 20 years and 15 years respectively.

5. Segment information

Segment information is included in the respective divisional comments.

6. Marketing, development and distribution expenses

In the six months ended 30 June the expenses for product development and research activities in 2003 amounted to CHF 107 million (2002: CHF 101 million) and are included in the income statement under marketing, development and distribution expenses.

7. Earnings per share - diluted

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from the executive share option plans and from the convertible instruments. Net income is adjusted for elimination of interest, net of tax for dilutive convertible instruments.

8. Debt

On 7 February 2003, the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It is redeemable in 6 years time with an annual interest rate of 2.9%.

On 28 May 2003, the Group entered into a private placement for a total amount of USD 220 million. The private placement was made by Givaudan United States, Inc. It is redeemable by instalments between 5 and 12 years with annual interest rates ranging from 3.65% to 4.86%.

Subsequent to the 30 June 2003 balance sheet, the Group entered into a private placement for a total amount of CHF 100 million. It is redeemable in 10 years time with an annual interest rate of 3.3%.

9. Share Capital

On 3 April 2003, the Group had completed its share buy back programme with the repurchase of 725,627 registered shares over a second trading line on the Swiss Stock Exchange, virt-x. At the Annual General Meeting on April 11, 2003, the shareholders agreed with the cancellation of the repurchased shares and with the corresponding reduction of the share capital by 8.3%, from CHF 87,256,270 to CHF 80,000,000. The cancellation became effective on 27 June 2003.

On 30 June 2003, the Group started a supplementary share buy back programme that will last until 30 June 2004. The Group intends to reduce its share capital of 8,000,000 to 7,200,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 800,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. The cancellation of the shares must be approved by the Group's shareholders.

By 30 June 2003, the Group had repurchased no registered shares. By 31 July 2003, the Group had repurchased 26,000 registered shares for its share buy back programme.

10. Dividends paid

At the Annual General Meeting held on 11 April 2003, the distribution of an ordinary dividend of CHF 8.10 gross per share (2001: CHF 7.00) was approved. The dividend was paid on 16 April 2003.

11. Own equity instruments

The Group holds own equity instruments to cover in-part the anticipated obligations related to the executive share options plan and, the guaranteed exchangeable bonds issued on 7 June 2001. On 30 June 2003, the Group held 64,369 (2002: 8,266) own shares and derivatives on own shares equating to a net position of 512,405 (2001: 414,055) own shares.

12. Pro forma information relating to the FIS Acquisition

Pro forma information is presented for illustrative purposes and has been prepared based on the Consolidated Income Statement for the Six Months Ended 30 June 2002 and assuming the acquisition of FIS occurred on 1 January 2001. The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group. The pro forma Consolidated Income Statement for the Six Months Ended 30 June 2002 issued in 2002 disagree with the pro forma figures issued in 2003, since the finalisation of the acquisition accounting modified the goodwill calculation.

Sales

Sales to Nestlé realised by FIS are reclassified as sales to third parties. Sales to Givaudan realised by FIS and sales to FIS realised by Givaudan are fully eliminated.

Cost of sales

Cost of sales are adjusted correspondingly to the sales adjustments.

Amortisation of intangible assets

Goodwill and intellectual property amortisation is incorporated in the results as if the acquisition would have occurred on 1 January 2001.

Other operating expenses (income), net

One-time operating expenses related to the acquisition are excluded from the income statement.

Financial income (expenses), net

The adjustment reflects the increase in interest expense as a result of supplementary debt necessary for financing the operating activities of the acquired companies and the decrease in interest income as a result of cash reduction required to purchase the companies.

Income taxes

The pro forma adjustment reflects the increase in income taxes related to the above adjustments at the statutory rate of the Group entity in which the related items are recorded.

Earnings per share

The basic and diluted earnings per share adjustment reflects the assumption that the issuance of the 100,000 registered shares and the sale of treasury shares of 390,000 had occurred on 1 January 2001.

Givaudan Agenda

2003

Half Year Conference, Zurich	28 August 2003
9 Months Sales	9 October 2003
Innovation Day, Cincinnati	16 October 2003
Roadshow London	22 October 2003
Roadshow Frankfurt	23 October 2003
Merrill Lynch Conference, London	18 November 2003

2004

Full Year Results: Conference Call	2 March 2004
Full Year Results: Media Conference	2 March 2004
Annual Investor Meeting, Vernier	8 April 2004
1st Quarter Sales	8 April 2004
Annual General Meeting, Geneva	16 April 2004
Half Year Conference, Zurich	26 August 2004
9 Month Sales	7 October 2004

2005

Annual General Meeting, Geneva	8 April 2005

The Givaudan Half Year Report is published in English, German and French

Chlorine-free paper - Printed in Switzerland

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

04 APR -6 AM 7:21

Givaudan

Half Year Report 2002

Creating Sensory Advantage

Key Figures

Six months ended 30 June *in millions of Swiss francs, except per share data*	2002[1]	2001[1]	% Change
Sales	1,490	1,454	2
Operating profit	252	232	9
Operating profit margin (%)	16.9%	16.0%	
Net income	162	152	7
EBITDA[2]	346	322	7
Earnings per share – basic (CHF)	18.62	17.37	
Earnings per share – diluted (CHF)	18.61	17.37	

	30 June 2002	31 December 2001	
Total assets	4,910	4,319	
Total liabilities	1,989	1,531	
Total equity and minority interest	2,921	2,788	
Number of employees	5,827	5,325	

1) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Consolidated Income Statement as if the acquisition had occurred on 1 January 2001. Details of the pro forma adjustments are disclosed in the notes to the pro forma consolidated income statement on page 11.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

3) In actual terms

Sales[3] by Division

Sales Flavours
CHF 782 million
+17% in Swiss francs
+22% local currencies

Sales Fragrances
CHF 582 million
-1% in Swiss francs
+2% local currencies



57%
43%

Total sales
CHF 1,364 million
+8% in Swiss francs
+13% local currencies

Sales[3] by Region

North America

Europe, Africa and Middle East



36%
35%
19%

Latin America

Asia Pacific

Sales are stated by destination

Further Increase in Sales, Operating and Net Profit

Givaudan continued to grow above market and improved its operating result compared to the first half year 2001. Key growth drivers were the very good performance of the Flavour Division and the Fragrance Consumer Products business unit. Since May 2002 the results of FIS, the flavour business acquired from Nestle, are included in the actual Givaudan results, leading to a sales growth of 12.8% in local currencies and 8.3% in Swiss Francs. In pro forma terms, as if FIS had already been consolidated since January 2001, sales grew by 6.7% in local currencies and 2.5% in Swiss Francs.

Despite growing price pressure in a highly competitive market but due to continuous improvements in the supply chain, the restated gross margin in pro forma terms (including FIS) increased slightly by 1.0% point to 47.7%. The operating profit on a pro forma basis improved by 8.6% to CHF 252 million, compared to CHF 232 million by mid 2001.

In a challenging financial environment the net profit increased in pro forma terms by 6.6% to CHF 162 million compared to CHF 152 million in the first half year of 2001.

Status of FIS integration

The acquisition of FIS, Nestle's flavour business, was announced on 18 January 2002. Closing occurred on May 2nd, after regulatory approval in the key European markets and in the US had been obtained. At the time of closing, the new commercial structures of the enlarged flavour division were put in place and within one month all relevant decisions on future customer interaction were implemented, i.e. the enlarged account teams were defined and operational. With the modular flavour systems in the savoury area, Givaudan's product offering has been substantially broadened and the increased utilisation of regional customer service centres set up by FIS enhanced our capacity to respond to customer requirements. The integration of the supply chain and production base is on track. The full integration of the Kemptthal site (Zurich, Switzerland) will take place in 2003. On July 9, Givaudan announced the purchase of Nestlé's research buildings in Kemptthal. This site will serve for further European consolidation.

GivaudanAccess™

The new GivaudanAccess™ business model has shown encouraging activity in North America and in Europe.

At present 15,500 customers have registered within Givaudan's unique commercial channel. In the first half 2002 over 17,000 samples have been delivered, 2,400 orders executed and 250 news wins registered. Many of the wins are pilot orders that eventually convert to normal volume levels in 60 to 120 days. Although the near term revenue targets are a significant challenge, the incremental sales growth quarter on quarter look promising. The full expenses impact is reflected in the first half 2002.

The complexities in Europe (language, regulatory and tax) and along with the time lag between the sample and the definitive order remain challenges. New tools such as AccessMaps™, launched in June, will help reducing customer product development time.

Research

Fragrance Research

Our innovative chemistry group in the Zurich-based research centre kept its excellent momentum. Several new fragrance molecules were selected for further development and registration. Besides sensory and economic aspects, environmental and safety factors are key priorities in the new molecules program.

Customers show great interest in our new fragrance release systems developed in our own pilot plant. Two new types of application were developed with these controlled release systems.

New strategic collaborations with academic institutions and customers allowed Givaudan to open new research fields, particularly in the domain of secondary benefits (antimicrobial activity, malodour inhibition, insect repellence).

The search for novel odour compositions undertaken in the recent ScentTrek™ to Madagascar was successful. In the last few months samples captured on this island were reconstituted in our laboratories. Scent presentations to our perfumers and to customers were well received and will bring new inspiration for perfume creations.

Flavour Research

The Flavour Research centre in Cincinnati continued to expand its activities in the domain of flavour performance and sensory science. Through application of techniques which couple analytical and sensory data, it is possible to identify key drivers of liking for consumers and this knowledge supports enhancement of the flavour creation process. Advances in the next generation flavour delivery are also beginning to show promise with several important market opportunities identified.

Significant progress toward meeting the short-term objectives in molecular biology has confirmed that this technology can be effective in the development of novel taste modification compositions.
In addition, our natural products group has completed a TasteTrek™ to Latin America, which has resulted in recreation of a number of unique fruits and the exploration of some local ethnic cuisines.
By analogy to the Asian cuisine TasteTrek™, this recent investigation is expected to easily translate into some exciting commercial products.

During the current reporting period, three new patents were filed to cover various flavour-related processes and technologies.

Fragrance Division

Six months ended 30 June	Actual	
in millions of Swiss francs	**2002**	**2001**
Sales to third parties	582	588
EBITDA	113	116
as % of sales	*19.4%*	*19.7%*
Operating Profit	91	97
as % of sales	*15.6%*	*16.5%*

In the first half year 2002, the Fragrance Division recorded sales of CHF 582 million, which represents a 2.2% increase in local currencies and a decrease of 0.9% in Swiss francs compared to first-half 2001.

The Consumer Products business unit continued its strong performance from 2001 and the first quarter of 2002. Fine Fragrances sales still suffer from the economic environment and levels of inventories of our customers. The turnover of the fragrance ingredients business slightly decreased compared to last year, mainly due to increased price pressure on commodities. Sales of new specialities grew double-digit, in line with our strategy.

Fine Fragrances

Overall, the fine fragrance market has not yet recovered and continues to reflect the present state of the economy, the consumer confidence and levels of customer inventories as well as a realignment of the distribution channels. The shortfall is spread proportionally across all clients and brands. In April the new Creative Centre in downtown Paris was opened following last years launch of Givaudan's Creative Centre in Manhattan. These two centres are now fully operational and allow our clients in the key centres of Manhattan and Paris to interact directly with our creative talents. This has quickly led to a substantial increase of new briefing activity. Several new wins have already resulted which are signs of a sales recovery still in the second half of this year, provided that the economic environment will improve.

At the 30th annual Fragrance Foundation Awards, held in New York on June 4, Higher by Christian Dior and Little Black Dress by Avon, both created by Givaudan perfumers were awarded a FiFi– the fragrance industry Oscar. Furthermore, Givaudan received a FiFi for Technological Breakthrough of the Year for its web-based product offering GivaudanAccess™. This is the second consecutive year and the fourth FiFi overall within six years in this important category.

Consumer Products

The Consumer Products business unit continued its strong performance, which started in 2001. Business with all major customers has grown substantially thanks to the creative product offerings and enhanced consumer understanding in our key development centres in Argenteuil (France), Teaneck (USA), Singapore, Shanghai (China) and Sao Paolo (Brazil).

All regions showed positive growth, including Latin America, despite the difficult economic situation in Argentina. The growth rates achieved in the mature markets of Europe and North America are particularly satisfying. The top growth market remained China.

The personal wash and laundry category continued its strong performance. The toiletries segment showed good growth and the investments over the last year in the household segment begin to produce positive results.

Fragrance Ingredients

Sales of the Fragrance Ingredients business unit slightly decreased in local currencies compared to last year. This was due to the continuing price pressure on commodities as well as a further decrease of sales of cosmetic ingredients and pharmaceutical intermediates. In addition sales to other fine fragrances producers declined. On the other side, sales of patented aroma chemical specialities, developed by Givaudan research continued to grow at a double-digit rate. Hence, their share of total ingredient sales increased further which is in line with our long-term strategy. The most important growth momentum came from Asia, particularly China. Since April, fragrance ingredients are also sold through GivaudanAccess™ in the US market.

Flavour Division

Six months ended 30 June	Actual		Pro forma[1]	
in millions of Swiss francs	**2002**	**2001**	**2002**	**2001**
Sales to third parties	782	671	908	866
EBITDA	209	179	233	206
as % of sales	*26.7%*	*26.7%*	*25.7%*	*23.8%*
Operating Profit	149	125	161	135
as % of sales	*19.1%*	*18.6%*	*17.7%*	*15.6%*

1) On 2 May 2002, Givaudan SA acquired 100% control of the flavour activities of Nestlé, Vevey-Switzerland, operating under the umbrella of Food Ingredients Specialities (FIS). The income statement related figures shown in the table above are derived from the unaudited Pro forma Condensed Consolidated Income Statement as if the acquisition had occurred on 1 January 2001. Details of the pro forma adjustments are disclosed in the notes to the pro forma consolidated income statement on page 11.

The flavour division sales grew, in pro forma terms, by 4.9% in Swiss Francs and 9.8% in local currencies, in the first half year 2002. In actual terms, this division recorded sales of CHF 782 million, which represents a growth of 16.5% in Swiss Francs and a 22.1% increase in local currencies compared to the first-half 2001. Excluding FIS, Givaudan sales grew by 11.9% in local currencies.

Double-digit increases were recorded in the regions of North America, Europe Africa Middle East as well as Asia Pacific. Major project wins in all segments, beverages, confectionery, diary and savoury as well as new business in the food service domain have contributed to this success.

The integration of the FIS business into Givaudan is proceeding quickly and smoothly. FIS will be fully integrated into the existing regional structure, with a global function responsible for driving the strategic direction.

Asia Pacific

Asia Pacific continued its strong sales trend with a double-digit increase in local currency terms. The major markets of Japan, China, Korea and Thailand were significant contributors to the region's positive development. Hence, Givaudan significantly outperformed the overall flavour market growth in this fastest growing region. An important factor for this success was new wins thanks to the innovative Givaudan program of leadership in authentic ethnic taste.

Sales gains were balanced between growth in existing business as well as new wins with key accounts throughout the region. The beverages, confectionery and savoury segments all achieved excellent double-digit increases over prior year. Good organic growth of existing flavours was achieved with new business being developed in the area of food service. The expansion of the Singapore creation, application and manufacturing site is well underway with completion scheduled for later this year.

Latin America

All key markets in the region, with the exception of Argentina, continued showing a positive sales growth trend. The two largest markets in the region continue to expand as Mexico grew at a double digit pace while Brazil delivered solid growth. Both markets report a promising project pipeline. The Andean region reported strong growth due to major savoury wins.

Major wins in beverages, the largest business segment in the region, contributed significantly to the positive result in the region. Confectionery also showed good growth. As a consequence of the FIS acquisition, efforts were intensified to develop the savoury business as well as food service market opportunities. Additional spray drying capability in Brazil was added to the regions strong manufacturing base.

North America

Sales in USA and Canada continued to show excellent momentum with double-digit growth versus the previous year in local currency terms and a strong second quarter. New product wins in all major categories contributed favourably to this result. The beverages, dairy and savoury segments all recorded double-digit growth with a strong focus on large projects. Savoury had a positive impact from food service.

The prior investments into this market segment, particularly into the quick service restaurants, are now translating into new wins. The savoury segment will further benefit from the enlarged products offering thanks to the FIS integration.

Europe, Africa and the Middle East

EAME sales continued the positive trend from last year by considerably outperforming market growth in local currency terms with a double-digit gain.

The confectionery, dairy and beverage segments contributed to this positive results as well as strong performances in Eastern Europe, Africa, France, Scandinavia, the United Kingdom and Germany. New wins as well as strong sales of existing products where at the base of this excellent performance during this period which will be further enhanced by the broader product offering in savoury. The culinary customer service centre of FIS in Paris will become an important cornerstone of Givaudan's product development activities.

Interim Condensed Consolidated Financial Statements (unaudited)

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except per share data	Note	2002	2001
Sales	4	1,364	1,259
Cost of sales		(705)	(655)
Gross profit		**659**	**604**
as % of sales		*48.3%*	*48.0%*
Marketing, development and distribution expenses	5	(309)	(286)
Administration expenses		(48)	(48)
Amortisation of intangible assets		(39)	(36)
Other operating income (expenses), net		(23)	(12)
Operating profit		**240**	**222**
as % of sales		*17.6%*	*17.6%*
Financial income (expenses), net		(13)	(5)
Result before taxes		**227**	**217**
Income taxes		(69)	(67)
Result after taxes		**158**	**150**
Minority interest		(1)	(1)
Net income		**157**	**149**
as % of sales		*11.5%*	*11.8%*
Earnings per share – basic (CHF)		**18.67**	**17.91**
Earnings per share – diluted (CHF)	6	**18.66**	**17.91**

Consolidated Balance Sheet

in millions of Swiss francs	Note	30 June 2002	31 December 2001
Current assets		2,127	1,970
Non-current assets		2,783	2,349
Total assets		**4,910**	**4,319**
Current liabilities		**1,053**	**644**
Non-current liabilities		**936**	**887**
Minority interest		**5**	**4**
Share capital	7	*87*	*86*
Retained earnings, reserves and other equity components		*2,829*	*2,698*
Equity		**2,916**	**2,784**
Total liabilities, minority interest and equity		**4,910**	**4,319**

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs	Note	2002	2001
Share capital			
Balance at 1 January		86	86
Issue of shares	7	1	-
Balance at 30 June		**87**	**86**
Retained earnings, reserves and other equity components			
Balance at 1 January		2,698	2,593
Cumulative effect of adoption of IAS39		-	15
Balance at 1 January as restated		2,698	2,608
Dividends paid	8	(58)	(54)
Net income		157	149
Additional paid-in capital		49	-
Net movement of fair value reserve for available-for-sale financial assets		(49)	(39)
Net movement of own equity instruments	9	154	40
Net movement of equity component of exchangeable bond		-	11
Net movement of currency translation differences		(122)	85
Balance at 30 June		**2,829**	**2,800**
Total equity at 30 June		**2,916**	**2,886**

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs	2002	2001
Cash flows from (for) operating activities	**94**	**215**
Cash flows from (for) financing activities	**(39)**	**228**
Cash flows from (for) investing activities	**(148)**	**(315)**
Net effect of currency translation on cash and cash equivalents	(3)	2
Increase (decrease) in cash and cash equivalents	(96)	130
Cash and cash equivalents at the beginning of the year	467	280
Cash and cash equivalents at the end of June	**371**	**410**

Notes to the Consolidated Financial Statements (unaudited)

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

On 2 May 2002, the Group acquired 100% control of the flavour activities of Nestlé, Vevey–Switzerland, operating under the umbrella of Food Ingredients Specialities (hereafter "FIS").

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries.

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter 'the interim financial statements') of the Group for the six-month period ended 30 June 2002 (hereafter 'the interim period'). They are prepared in accordance with and comply with the International Accounting Standard 34, Interim Financial Reporting.

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half-Year 2001 report and the Annual Report 2001 as they provide an update of the most recent financial information available. These interim financial statements are not audited.

In the preparation of these interim financial statements, the Group has adopted new or revised International Accounting Standards (IAS19 revised 2002) and interpretations of the International Financial Reporting Interpretations Committee (SIC27 to SIC33) effective as of 1 January 2002. As a result of implementing these standards no significant adjustments were required to the accounting policies used in the Annual Report 2001, as the policies previously reflected the main principles in the new or revised standards.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

3. FIS acquisition

The acquisition of FIS has been accounted for in the interim financial statements by use of the purchase method of accounting. The results of FIS operations have been incorporated in the consolidated income statement since 2 May 2002. The assets and liabilities of FIS and the goodwill arising on this acquisition have been recognised in the consolidated balance sheet at 30 June 2002.

The transaction is valued at CHF 750 million. The consideration which is subject to certain purchase price adjustments was in the form of assumed debt, payment in cash and delivery of own shares. For the latter, the Group made use of its authorised share capital, issuing 100,000 registered shares (see Note 7).

As agreed with Nestlé, the entire delivery of own shares must be fulfilled within twelve months after the acquisition date.
The obligation to deliver remaining shares is fully provided for in the interim financial statements.

As part of the acquisition the Group acquired intellectual property rights of CHF 339 million and recognised them as an intangible asset. The rights are amortised on a straight-line basis over 20 years with the expense included in the income statement under amortisation of intangible assets.

Goodwill arising on the FIS acquisition is presently estimated at CHF 212 million and is subject to the finalisation of the purchase price allocation. The goodwill is recognised as an intangible asset and is amortised on a straight-line basis over 20 years from the acquisition date. The amortisation of goodwill is included in the income statement under amortisation of intangible assets.

4. Segment information

Segment information is included in the respective divisional comments.

5. Marketing, development and distribution expenses

In the six months ended 30 June the expenses for product development and research activities in 2002 amounted to CHF 101 million (2001: CHF 99 million) and are included in the income statement under marketing, development and distribution expenses.

6. Earnings per share - diluted

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from the executive share options plans and the guaranteed exchangeable bonds.
Net income is adjusted for elimination of interest, net of tax for dilutive convertible instruments.

7. Share Capital

In the context of the acquisition of FIS, Givaudan made use of the initially authorised share capital by issuing 100,000 registered shares on 8 May 2002. The share capital therefore consists of 8,725,627 (2001: 8,625,627) registered shares.

8. Dividends paid

At the Annual General Meeting held on 26 April 2002, the distribution of an ordinary dividend of CHF 7.00 gross per share (2000: CHF 6.50) was approved. The dividend was paid on 2 May 2002.

9. Own equity instruments

The Group holds own equity instruments to cover in-part the anticipated obligations related to the executive share options plan, the guaranteed exchangeable bonds issued on 7 June 2001 and the future commitments to deliver shares to Nestlé SA resulting from the FIS acquisition. On 30 June 2002, the Group held 8,266 (2001: 222,429) own shares and derivatives on own shares equating to a net position of 414,055 (2001: 175,000) own shares.

10. Comparative figures

Certain prior year figures have been reclassified for comparison purposes.

Pro forma Financial Information Related to the FIS Acquisition (unaudited)

Pro forma Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except per share data	Note	2002	2001
Sales	2	1,490	1,454
Cost of sales	3	(779)	(775)
Gross profit		**711**	**679**
as % of sales		*47.7%*	*46.7%*
Marketing, development and distribution expenses		(336)	(321)
Administration expenses		(60)	(64)
Amortisation of intangible assets	4	(48)	(49)
Other operating income (expenses), net	5	(15)	(13)
Operating profit		**252**	**232**
as % of sales		*16.9%*	*16.0%*
Financial income (expenses), net	6	(17)	(11)
Result before taxes		**235**	**221**
Income taxes	7	(72)	(68)
Result after taxes		**163**	**153**
Minority interest		(1)	(1)
Net income		**162**	**152**
as % of sales		*10.9%*	*10.5%*
Earnings per share – basic (CHF)	8	**18.62**	**17.37**
Earnings per share – diluted (CHF)	8	**18.61**	**17.37**

Notes to the Pro forma Condensed Consolidated Income Statement (unaudited)

1. Pro forma information

Pro forma information is presented for illustrative purposes. The pro forma information shows what the significant effects on the income statement for the first six months ended 30 June 2001 and 2002 might have been, had the acquisition of FIS occurred on 1 January 2001. The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group.

2. Sales

Sales to Nestlé realised by FIS are reclassified as sales to third parties. Sales to Givaudan realised by FIS and sales to FIS realised by Givaudan are fully eliminated.

3. Cost of sales

Cost of sales are adjusted correspondingly to the sales adjustments.

4. Amortisation of intangible assets

Goodwill and intellectual property amortisation is incorporated in the results as if the acquisition would have occurred on 1 January 2001.

5. Other operating expenses (income), net

One-time operating expenses related to the acquisition are excluded from the income statement.

6. Financial income (expenses), net

The adjustment reflects the increase in interest expense as a result of supplementary debt necessary for financing the operating activities of the acquired companies and the decrease in interest income as a result of cash reduction required to purchase the companies.

7. Income taxes

The pro forma adjustment reflects the increase in income taxes related to the above adjustments at the statutory rate of the Group entity in which the related items are recorded.

8. Earnings per share

The basic and diluted earnings per share adjustment reflects the assumption that the issuance of the 100,000 registered shares had occurred on 1 January 2001.

Givaudan Agenda

2002

Half Year Presentation, Zurich	5 September
Investors' Conference, Munich	12 September
Roadshow, Netherlands	24 September
Roadshow, Copenhagen/Stockholm	26/27 September
9 Month Sales	10 October
Roadshow, Frankfurt	15 October
Roadshow, London	16 October
Investors' Conference, London	19 November
Creation Day, Paris	21 November

2003

Analyst Conference Call	5 March
Annual Media Conference	5 March
Annual General Meeting	11 April
Annual Investor Conference	15 April

By rubbing the cover image of this report, a fresh smell of green apples is released. Givaudan creates refreshing apple fragrances for stimulating shower gels.

The Givaudan Half Year Report is published in English, German and French

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Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
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Givaudan

Half Year Report 2001

Healthy Growth in Sales and Net Profit

Givaudan maintained a healthy growth momentum in the first half of 2001 while further improving operating and net margins. Sales grew by 5% in both Swiss Francs and local currencies. Key growth drivers were the overall good performance of the Flavour Division and the Fragrance Consumer Products segment. Our efforts to focus on our core customers, while further improving operational efficiency, were sucessful. Our new online product offering, GivaudanAccess™, which was launched mid-July in North America, will enable Givaudan to efficiently serve a broader customer base and thereby generate accelerated profitable sales.

GivaudanAccess™ operates as a focused self-contained unit. Despite increasing price pressure in a highly competitive market, the operating profit margin improved in pro forma terms by 0.2 percentage points to 17.6% of sales. Thanks to the good operating performance and the improvements in financial results, net income in pro forma terms rose by 16% to CHF 149 million. Barring unforeseen events Givaudan expects an overall good result for the full year 2001.

Key Figures

Six months ended 30 June

in millions of Swiss francs	2001	2000[1]	% Change
Sales	1,259	1,203	5
Operating profit	222	209	6
Operating profit margin	17.6%	17.4%	
Net income	149	129	16
EBITDA[2]	295	276	7
Earnings per share – basic and diluted (CHF)[3]	17.91	14.99	

	30 June 2001	31 December 2000	
Total assets	4,624	4,114	
Total liabilities	1,734	1,432	
Total equity and minority interest	2,890	2,682	
Number of employees at 30 June	5,168	4,996	

1) On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The 2000 income statement key figures shown in the table above are pro forma information which are derived from the Consolidated Income Statement as if the spin-off had occurred on 1 January 1999.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

3) The 2000 pro forma weighted average number of shares outstanding assumed an unchanged share capital of 8,605,327 shares for the first semester 2000. The weighted average number of shares outstanding is 8,320,990 in 2001 (see Note 6 of the notes to the Interim Condensed Consolidated Financial Statements).

Business Overview

In the first semester 2001, Givaudan recorded sales of CHF 1,259 million compared to CHF 1,203 million in 2000, with both divisions showing a healthy increase both in Swiss Francs and local currencies. On a regional basis, Asia Pacific outperformed all other regions, showing double-digit growth in both divisions, followed by Latin America. North America and Europe also showed positive growth in both divisions.

In mid-July, GivaudanAccess™ – the new Givaudan Internet initiative to broaden its customer base – was successfully launched in North America. More than 1000 potential customers have already enrolled. Givaudan expects rapidly accelerated sales which by the year 2005 should result in a 10% market share in this CHF 5 billion fragrance and flavour market of midsize and small customers.

Capitalising on our global purchasing leverage and efficient management of our production facilities the gross profit margin was maintained at 47.9%. Major investments in our operating base and in our IT-based business systems over the last few years have led to sustainable supply chain improvements. Thanks to our state-of-the-art operating asset base no major new investment projects in fixed assets were initiated.

Research, development, marketing and distribution costs increased to CHF 289 million. This includes part of the set-up expenses for our new Fine Fragrance creation centers in New York and Paris, which will be opened respectively this autumn and in early 2002. It also reflects our new investments in research and in new technologies. Building on innovation is vital to expand our competitive edge as an industry leader. The innovation rate of our two fundamental research centres in Dübendorf (Zurich, Switzerland), for Fragrances, and in Cincinnati (Ohio, USA), for Flavours, remained high with a total of 27 new patent applications in the first half of this year.

The increase in marketing and research spending was partly offset by the decrease in other operating expenses. Thus, operating profit grew by 6% to reach CHF 222 million, representing 17.6% of sales compared to 17.4% in 2000.

For the six months ended 30 June net income improved by 16% to CHF 149 million representing 11.8% of sales compared to 10.7% in 2000.

Sales by Division

Sales Flavours
CHF 671 million
+6% in Swiss francs
+7% local currencies

Sales Fragrances
CHF 588 million
+3% in both Swiss francs and local currencies



53%
47%

Total sales
CHF 1,259 million
+5% in both Swiss francs and local currencies

Sales by Region

North America

Europe, Africa and Middle East



35%
35%
19%

Latin America

Asia Pacific

Sales are stated by destination

Fragrance Division

Six months ended 30 June	2001	2000	
in millions of Swiss francs	**Actual**	**Pro forma[1]**	**Actual**
Sales to third parties	588	572	572
EBITDA	116	109	99
as % of sales	*19.7%*	*19.1%*	*17.3%*
Operating Profit	97	93	83
as % of sales	*16.5%*	*16.3%*	*14.5%*

1) On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The 2000 segment information figures shown in the table above are pro forma information which are derived from the Consolidated Income Statement as if the spin-off had occurred on 1 January 1999.

In the first half year 2001, the Fragrance Division recorded sales of CHF 588 million, which represents a growth of 3% in both Swiss francs and local currencies compared to the first half 2000. EBITDA grew by 6% to CHF 116 million whereas operating profit increased by 4% to reach CHF 97 million.

Fine Fragrances

Fine Fragrance sales in local currencies slightly decreased, due to eroding quantities of older wins which were not totally offset by new wins. Sales to niche and smaller independent players, bringing innovation to the luxury perfume market, showed a good increase. Several new wins in the fourth quarter of 2000 and in the first half 2001 should translate into sales growth in the second half of 2001.

At the 29th Annual FiFi Awards on 5 June 2001 in New York, Givaudan's Virtual Aroma Synthesizer (VAS) won the prize for the Technological Breakthrough of the Year. This creation tool enables perfumers and flavourists to speed up their creation process and allows interactive creation with clients. Gucci's Rush for Men, created by Givaudan, won the FiFi Award for the best men's introduction.

The preparatory work to open two new Fine Fragrance creation centres in downtown Paris and New York was started. They will enable closer contact with our main customers in order to better serve their needs for new creations and market trend knowledge.

Consumer Products

The Consumer Products business unit recovered from last year's flat development and showed good growth in local currencies, particularly in Asia Pacific with double-digit growth and in Europe. Latin America remained flat and North America showed promising signs of recovery.

Significant wins in the toiletries, laundry and personal wash segments contributed to the good growth of the business unit. The household segment remained flat, but important new wins should translate into growth in the second half of the year. The portfolio of new projects won in the first half year, together with a strong project pipeline should enable the Consumer Products segment to maintain the growth momentum in the second half of the year.

Fragrance Ingredients

Sales in the Fragrance Ingredients Business Unit remained flat despite a double-digit increase in sales of aroma chemicals. The strong growth of aroma chemicals could not compensate for the continuing decrease in sales of cosmetic ingredients and pharmaceutical intermediates.

In aroma chemicals, over-capacity still have a negative influence on prices. The strategy to promote sales of specialities developed by Givaudan's research was rewarded by sizeable sales of new molecules like Peonile or the powerful Labienoxime. The rich pipeline of new patented ingredients will allow us to continue with this success. The expansion of our distributor network in Asia Pacific and Latin America had a positive impact on sales in these regions.

Fragrance Research

Fragrance Research kept its innovation rate at the same high level as last year. In the first half year, 16 new patent applications were filed whereas in the same period 17 patents were granted to Givaudan.

With the installation of a granulator the investment for the set-up of a dedicated pilot plant for the development of encapsulated fragrances was completed, representing an important step into expanding our expertise in delivery systems.

This year's first ScentTrek™ mission was carried out in Papua New Guinea. It was the first time that natural scents from this island were scientifically investigated. They are in the form of reconstitutions already available to Givaudan's perfumers.

Flavour Division

Six months ended 30 June	2001	2000	
in millions of Swiss francs	**Actual**	**Pro forma**[1]	**Actual**
Sales to third parties	671	631	631
EBITDA	179	167	156
as % of sales	*26.7%*	*26.5%*	*24.7%*
Operating Profit	125	116	105
as % of sales	*18.6%*	*18.4%*	*16.6%*

1) On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The 2000 segment information figures shown in the table above are pro forma information which are derived from the Consolidated Income Statement as if the spin-off had occurred on 1 January 1999.

In the first half 2001, the Flavour Division recorded sales of CHF 671 million, which represents a growth of 6% in Swiss Francs and 7% in local currencies compared to first half 2000. EBITDA grew by 7% to CHF 179 million whereas operating profit increased by 8% to reach CHF 125 million.

All regions recorded good growth with Asia Pacific leading the way with a double-digit increase. Major project wins in all segments: beverages, confectionery, diary and savoury as well as new business in the food service area contributed to this success.

Asia Pacific

In Asia Pacific Givaudan posted double-digit growth in local currency terms, solidifying the strong position in this fast growing area. Good growth was also achieved in the more mature markets of Japan and Australia.

Major wins in beverages, the largest business segment, contributed to this result. The confectionery segment showed good growth in the whole region and posted a strong double-digit growth in China. The dairy segment grew in line with the regional market, but outperformed in the Chinese market with double-digit growth. Efforts were intensified to develop the savoury business, including food service, to serve this rapidly evolving market segment.

Latin America

Latin America continued its solid growth established in the second half of 2000 by recording strong growth despite unfavourable economic conditions in the southern part. Mexico and Brazil delivered double-digit growth. This was driven by new wins from the beverage, confectionery and dairy segments.

North America

Sales in North America (USA and Canada) continued their favourable trend from the first quarter by posting solid growth in the second quarter and for the half year. The commercial organisation in North America was further strengthened and the interface between the North American production centres improved. The confectionery, dairy and savoury segments posted strong year on year gains, driven by new business wins and new sales from the food service segment. A substantial number of projects with core customers and in food service gives us confidence in the future.

Europe, Africa and the Middle East

European sales grew versus last year despite slow economic growth. The beverage and confectionery segments delivered strong growth for the region as important new wins had a major impact in the second quarter. The project portfolio continues to develop favourably and the production set-up at our European compounding centres was further optimised.

Flavour Research

Flavour Research in Cincinnati continued to expand its activities in the domain of flavour and sensory science as well as in flavour delivery and natural products discovery. In the reporting period, 11 patents were filed for various flavour-related processes, applications and technologies.

In the area of external collaboration, Givaudan strengthened its links with the Monell Chemical Senses Center in Philadelphia (USA) to investigate aroma and taste molecular biology. A further TasteTrek™ Asia was undertaken to analyse and recreate different ethnic cuisine.

Interim Condensed Consolidated Financial Statements

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except per share data	Note	2001 Actual	2000 Pro forma[a]	2000 Actual
Sales	4	1,259	1,203	1,203
Cost of sales		(656)	(626)	(626)
Gross profit		**603**	**577**	**577**
as % of sales		*47.9%*	*48.0%*	*48.0%*
Marketing, development and distribution expenses	5	(289)	(271)	(271)
Administration expenses		(44)	(44)	(40)
Amortisation of intangible assets		(36)	(35)	(35)
Other operating income (expenses), net		(12)	(18)	(43)
Operating profit		**222**	**209**	**188**
as % of sales		*17.6%*	*17.4%*	*15.6%*
Financial income (expenses), net		(5)	(21)	(71)
Result before taxes		**217**	**188**	**117**
Income taxes		(67)	(58)	(42)
Result after taxes		**150**	**130**	**75**
Minority interest		(1)	(1)	(1)
Net income		**149**	**129**	**74**
as % of sales		*11.8%*	*10.7%*	*6.2%*
Earnings per share – basic and diluted (CHF)	6	**17.91**	**14.99**	**25.22**

Consolidated Balance Sheet

in millions of Swiss francs	Note	30 June 2001	31 December 2000
Current assets		2,100	1,722
Non-current assets		2,524	2,392
Total assets		**4,624**	**4,114**
Current liabilities		**811**	**882**
Non-current liabilities	10	**923**	**550**
Minority interest		**4**	**3**
Share capital		*86*	*86*
Retained earnings, reserves and other equity components		*2,800*	*2,593*
Equity		**2,886**	**2,679**
Total liabilities, minority interest and equity		**4,624**	**4,114**

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

		2001	2000	
in millions of Swiss francs	Note	Actual	Pro forma[a]	Actual
Share capital				
Balance at 1 January		86	86	6
Issue of shares		-	-	80
Balance at 30 June		**86**	**86**	**86**
Retained earnings, reserves and other equity components				
Balance at 1 January		2,593	2,488	725
Cumulative effect of adoption of IAS39	3	15	-	-
As restated		2,608	2,488	725
Dividends paid	7	(54)	-	-
Net income		149	129	74
Re-assignment of assets	8	-	-	1,763
Net movement of available-for-sale equity reserve		(39)	-	-
Net movement of own equity instruments	9	40	(10)	(10)
Equity component of exchangeable bond	10	11	-	-
Currency translation differences		85	(8)	38
Balance at 30 June		**2,800**	**2,599**	**2,590**
Total equity at 30 June		**2,886**	**2,685**	**2,676**

Consolidated Cash Flow Statement for the Six Months Ended 30 June

	2001	2000	
in millions of Swiss francs	Actual	Pro forma[a]	Actual
Cash flows from (for) operating activities	**215**	**186**	**190**
Cash flows from (for) financing activities	**228**	**93**	**189**
Cash flows from (for) investing activities	**(315)**	**(89)**	**(89)**
Net effect of currency translation on cash	2	15	15
Increase (decrease) in cash	130	205	305
Cash at the beginning of the year	280	215	115
Cash at the end of June	**410**	**420**	**420**

a) Pro forma information

Pro forma information for 2000 is presented for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group. The pro forma information shows what the significant effects on the income statement might have been had the spin-off from the Roche Group occurred on 1 January 1999. The adjustments to the 2000 consolidated income statement include:

- *increase in administrative expenses, reflecting estimated additional costs of being an independent publicly held company;*
- *decrease in operating expenses, reflecting one-time expenses related to the spin-off;*
- *decrease in financial expenses, reflecting stamp duty paid in connection with the spin-off, as well as a decrease in interest expense as a result of repayments of certain debt and of balances due to Roche companies;*
- *increase in income tax expenses due to the adjustments described above; and*
- *weighted average number of shares outstanding assumed an unchanging share capital of 8,605,327 shares.*

Notes to the Interim Condensed Consolidated Financial Statements

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries.

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter 'the interim financial statements') of the Group for the six-month period ended 30 June 2001 (hereafter 'the interim period'). They are prepared in accordance with and comply with the International Accounting Standard 34, Interim Financial Reporting.

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half Year 2000 report and the Annual Report 2000 as they provide an update of the most recent financial information available. These interim financial statements are not audited.

In the preparation of these interim financial statements, the Group has kept the same accounting policies used in the Annual Report 2000 except those related to the International Accounting Standard 39, Financial Instruments: Recognition and Measurement (see Note 3).

In addition to IAS39, the implementation of revised or new standards issued by the International Accounting Standards Board that became effective from 1 January 2001 was completed and did not result in any significant adjustments.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

3. Changes in accounting policies

The accounting for most financial instruments held by the Group have been affected by the introduction of International Accounting Standard 39, Financial Instruments: Recognition and Measurement.

As from 1 January 2001, all marketable securities are initially recorded at acquisition cost and are generally treated as available-for-sale financial assets. At each period end the book value is adjusted to the current fair value with a corresponding entry in equity. Realised gain or loss is recognised in the income statement upon disposal of marketable securities. Previously, marketable securities were carried at the lower of either cost or market value.

Derivatives are entered into for providing effective economic hedges. Under the conditions set out in IAS39, they do not qualify for hedge accounting and are treated as held-for-trading financial instruments. They are initially recorded at cost. At period-end, the derivatives are re-valued at fair value with unrealised gain or loss booked in the income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the income statement.

As a result of the implementation of IAS39 the Group has increased by CHF 15 million its opening equity balance. The change in accounting policies will not affect the Group's future cash flows.

The proceeds, net of expenses, of debt securities with embedded derivatives are accounted by splitting the debt element recognised as a liability and conversion option recorded in equity in proportion to their fair market values at the time of issue.

4. Segment information

Segment information is included in the respective divisional comments. Sales to Roche are considered as third party from January 2000.

5. Marketing, development and distribution expenses

In the six months ended 30 June the expenses for product development and research activities amounted to CHF 98 million in 2000 and CHF 99 million in 2001. These expenses are included in the consolidated income statement under marketing, development and distribution expenses.

6. Earnings per share

Earnings per share amounts shown are for both basic and diluted. The diluted earnings per share are the same as the basic earnings per share as there are no dilutive potential options or dilutive potential ordinary shares. The actual 2000 weighted average number of shares outstanding is 2,934,679 and takes into account the shares split and the capital increase. The weighted average number of shares oustanding is 8,320,990 in 2001.

7. Dividends paid

At the Annual General Meeting held on 18 May 2001, the distribution of an ordinary dividend of CHF 6.50 gross per share was approved. The dividend was paid on 23 May 2001.

8. Re-assignment of assets

In accordance with the spin-off agreement, Roche contributed some CHF 1,763 million to Givaudan in 2000. This was done in the form of re-assignment of assets consisting of cash and cancellation of balances due to Roche companies.

9. Own equity instruments

The Group holds its own equity instruments to meet the anticipated obligations related to the executive share options plan and to the guaranteed exchangeable bonds issued on 7 June 2001. On 30 June 2001, the Group held 222,429 own shares.

10. Debt

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million. The bond was issued by Givaudan United States, Inc., and is guaranteed by Givaudan SA (Holding company). It is exchangeable into ordinary registered shares of Givaudan SA. The maturity of the bond is 7 June 2006 with the option for both bondholders and issuer to redeem the bonds before maturity under defined conditions. The net proceeds of the issue were USD 195 million (CHF 339 million).

Givaudan Agenda

14 September 2001	Research and Development Day
11 October 2001	Nine Months Sales
6 March 2002	Full Year Results
10 April 2002	First Quarter Sales
26 April 2002	Annual General Meeting
14 August 2002	Half Year Report
10 October 2002	Nine Months Sales

The Givaudan Half Year Report is published in English, German and French

Chlorine-free paper - Printed in Switzerland

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland

T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

Givaudan

Half-Year Report 2000

A Successful New Start

Givaudan was successfully spun off from Roche on 8 June 2000 and Givaudan's shares were floated and listed on the Swiss Stock exchange. In the first half-year 2000, enhanced margins continued to drive profitability in line with our expectations. Sales in Swiss Francs grew by 8 per cent. while operating profit increased by 14 per cent. and net income by 16 per cent. We expect local sales to pick up in the second half-year in view of new business recently won. The continuous efforts to reduce costs and the strong financial position should allow Givaudan to achieve a good result for the full-year 2000.

Sales by Division

Flavours	Fragrances
Growth*: +11% in Swiss Francs + 1% in local currencies	Growth*: +4% in Swiss Francs - 1% in local currencies


52%
48%

Total sales: CHF 1'203 million

Growth*: + 8% in Swiss Francs
+ 0% in local currencies

* Growth versus 1st semester 1999

Key Figures (pro forma) [1]

in millions of Swiss Francs	**First half 2000**	First half 1999	% Change in CHF
Sales	**1'203**	1'117	8
Operating profit	**209**	183	14
Operating profit margin (%)	***17.4***	*16.4*	
Net income	**129**	111	16
EBITDA [2]	**276**	243	14
Earnings per Share - diluted (CHF) [3]	**14.96**	12.87	16
Total assets	**3'874**	3'431	
Total liabilities	**1'187**	933	
Total equity and minority interests	**2'687**	2'498	
Number of employees at 30 June	**4'996**	4'822	

1 The pro forma figures show the combined financial statements as if the spin-off had occurred on 1 January 1999.
2 EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation and amortisation.
3 The earnings per share reflect a share capital of 8'625'627 shares after the share split and the capital increase.

Business Overview

In the first half-year 2000, Givaudan further improved its gross profit margin, operating profit and net income in pro forma terms. Sales rose 8 per cent. in Swiss Francs whilst remaining flat in local currencies. Asia-Pacific and Europe have been the main growth drivers. The market situation was more difficult in the Americas, apart from fine fragrances which showed a positive development.

Compared to the first semester 1999 the gross profit margin rose by 1.2 percentage points to 48 per cent. This was essentially due to further efficiency improvements which were made through Givaudan's initiatives to shift towards global raw material purchasing, supplier reduction and long-term supply chain improvements.

Marketing, development and distribution costs increased to CHF 271 million, enabling us to better serve the growing emerging market customer base as well as to enter into new market segments, for example the fragrance speciality retail business.

In pro forma terms, operating profit grew to CHF 209 million (+14.2 per cent.), accounting for 17.4 per cent. of sales compared to 16.4 per cent. in 1999.

Major investments have been completed and brought on-line in the first half-year of 2000. This includes a fragrances compounding centre in Mt. Olive (New Jersey) and a flavours marketing and research centre in Cincinnati (Ohio). These new facilities create a solid base for further development and for better serving our customers.

World-wide headcount increased by 89 between 31 December 1999 and 30 June 2000 to reach a total of 4'996 employees. This is a result of resources required to support growth activity in Asia-Pacific and the staffing of the marketing and research centre in Cincinnati. Efforts to extend performance based variable pay to all employees are well under way. A long-term incentive plan for key staff is in the process of being implemented as a consequence of the spin-off.

Spin-off from Roche

On the first day of trading on 8 June 2000, Givaudan's shares closed at CHF 510 and have since traded around CHF 500 – at the midpoint of our pre spin-off published range between CHF 450 and CHF 550. By the end of July 2000, approximately 50 per cent. of all shares changed hands. The shareholder base is now stabilising and will allow the share price to reflect the company's future performance.

Givaudan can now exclusively focus on its core competencies: the creation, production and marketing of fragrances and flavours. All members of the company world-wide have been highly motivated by its independence. Givaudan is well positioned to become the undisputed industry leader based on organic growth, expansion into related fields and further industry consolidation.

Fragrance Division

Six months ended 30 June
Actual in millions of Swiss Francs and in per cent. of sales


600
300
0
572
549
Sales
100
50
0
99
97
17.3%
17.7%
EBITDA
100
50
0
83
80
14.5%
14.6%
Operating profit
2000
1999

In the first-half year 2000, the fragrance division recorded sales of CHF 572 million resulting in a growth of 4 per cent. in Swiss Francs, and a decline of 1 per cent in local currencies – principally attributed to the shortfall in the consumer products segment. All geographic regions showed moderate growth apart from Latin America where sales have been down compared to the first half-year 1999.

The fine fragrances business rebounded from one year ago and showed double-digit growth in Swiss Francs, as well as in local currencies. Several new wins in prestige fragrances during the first semester ensure that this trend continues.

Givaudan was the clear winner amongst fragrance houses at the 28th Annual Fragrance Foundation Awards, held on 6 April in New York. Givaudan won four first-places out of eleven nominations.

The consumer products business segment was affected by a market slowdown, particularly in the Americas. Continued price pressure and slow order patterns by important customers are at the root of this development.

The sales of fragrance ingredients grew steadily in Swiss Francs as well as in local currencies. The trend towards the sale of higher value added fragrance ingredients was sustained.

The increased marketing, development and distribution costs are linked to programmes for better understanding consumer needs and further improving win rates in fine fragrances and consumer products. Substantial investments have also been made for the fast-growing speciality retail product segment.

The Virtual Aroma Synthesiser (VAS), a proprietary creation tool for Givaudan's perfumers, was introduced division-wide. All major sites are now using this powerful tool in order to improve fragrance creation and efficiency. Two new molecules were introduced during the first semester to enhance the perfumers' creation portfolio: a breakthrough powerful sandalwood component and a new strong floral note. Additionally, a total of 15 patents have been prepared since January, with most of them already filed. Givaudan now co-operates with Roche in the area of olfactive receptor genes.

Operating profit and EBITDA as presented in this report are expressed in historic terms. Their relatively flat development reflects the extraordinary costs which were required for to the spin-off during the first semester 2000.

The construction of a pilot plant for encapsulated fragrances at the research centre in Dübendorf (Switzerland) has been completed. This centre is now operational. The new compounding facility in Mt. Olive was officially opened in late April 2000. This investment of USD 55 million provides our North American operations with a state-of-the-art facility for highly automated compounding. This results in increased capacity, more efficient processes and the ability to manage future growth.

Two major investments to increase capacity and upgrade existing facilities are ongoing in China and India to maintain and further strengthen our leading role in these fast-growing markets. Production is scheduled to begin in autumn 2000. The two facilities will help Givaudan to fully support both local and global customers in their expansion in these fast-growing markets.

Flavour Division

Six months ended 30 June
Actual in millions of Swiss Francs and in per cent. of sales


640
631
568
320
0
Sales
160
156
150
24.7%
26.4%
80
0
EBITDA
100
105
107
16.6%
18.8%
50
0
Operating profit
2000
1999

In the first half-year 2000, the flavour division recorded sales of CHF 631 million which represents a growth of 11 per cent in Swiss Francs and 1 per cent in local currencies compared to the first half-year 1999.

The Asia-Pacific and Europe, Africa and the Middle East regions have been the main growth drivers, especially in the dairy and savoury segment.

Asia-Pacific continued its strong growth pattern established in 1999 by posting a double-digit increase. The beverage, dairy and savoury segments achieved good double-digit sales as a result of new wins and an overall substantial growth from the Chinese market. Confectionery also showed positive growth.

Combined sales in North and Latin America were flat despite double-digit growth in the Mexican market. The Latin American economic crises, coupled with slow market growth in North America are the main reasons for this development.

European sales grew slightly despite difficult markets in the United Kingdom and Germany. More favourable results were achieved in the other Central European markets, in Eastern Europe, in Scandinavia and the Baltic Region as well as on the Iberian Peninsula. All four segments, i.e. beverages, confectionery, dairy and savoury, contributed to the growth in Europe, with beverages and confectionery leading the way.

Efforts and programmes to shift towards global raw materials purchasing and to supplier reduction were continued in the first half-year. In addition, supply chain management has been improved.

Research and development has moved into its new state-of-the-art development centre in Cincinnati. New scientists have been recruited in order to enlarge Givaudan's scientific and technological base so as to develop innovative flavour compounds and delivery systems to serve our customers.

Operating profit and EBITDA as presented in this report are expressed in historic terms. Their relatively flat development reflects the extraordinary costs that were required for the spin-off during the first semester 2000.

The investment project in Cincinnati initiated in 1999 has been completed in the first half of this year. Investments are now focused on improving manufacturing technology and further strength-ening our presence in the Asia-Pacific region, particularly in China, India and Japan.

Framework of Interim Condensed Consolidated Financial Statements

Group Organisation

Givaudan SA operates under the name Givaudan and is headquartered in Vernier, Switzerland, near Geneva. The financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

On 9 May 2000 the spin-off of Givaudan was approved at the Annual General Meeting of Roche shareholders. Until 8 June 2000 the Group operated as the Fragrance and Flavour Division of the Roche Group.

On 8 June 2000 the Group was spun off as an independent company under the name of Givaudan. The shares in Givaudan were distributed on this date as a special dividend to the holders of Roche shares and non-voting equity securities.

Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter "the interim financial statements") of Givaudan SA, a company registered in Switzerland, and its subsidiaries (hereafter "the Group") for the six-month period ended 30 June 2000 (hereafter "the interim period"). They are prepared in accordance with and comply with the International Accounting Standards on Interim Financial Reporting.

These interim financial statements should be read in conjunction with the Listing Prospectus issued on 22 May 2000 as they provide an update of the most recent financial information available. These interim financial statements are not audited. The Listing Prospectus is available on internet at www.givaudan.com or at the Investor Relations department.

These interim financial statements show the Group's result of operations and cash flows until 8 June 2000 as part of the Roche Group and thereafter as an independent company.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based uponthe best estimate of the weighted average annual income tax rate expected for the full financial year.

Accounting Policies

The Group is issuing for the first time as an independent company an interim financial report.
The Group has completed the implementation of revised or new standards issued by theInternational Accounting Committee that became effective from 1 January 2000. No adjustments were necessary as a result of these implementations, as the Group's accounting policies, as previously used in the Listing Prospectus, already reflected the main principles in the new standards.

Pro forma information

Pro forma information is presented for illustrative purposes. The pro forma information shows what the significant effects on the interim financial statements might have been had the spin-off from the Roche Group occurred on 1 January 1999. The significant pro forma adjustments are described in Note f. The pro forma information does not purport to represent what the Group's result of operations or balance sheet would actually have been. They have been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group.

Interim Condensed Consolidated Financial Statements

Consolidated income statement for the six months ended 30 June

in millions of Swiss Francs	**Actual**		**Pro forma**	
	2000	1999	**2000**	1999
Sales [a]	**1'203**	1'117	**1'203**	1'117
Cost of sales	**(626)**	(594)	**(626)**	(594)
Gross profit	**577**	**523**	**577**	**523**
Marketing, development and distribution expenses [b]	**(271)**	(243)	**(271)**	(243)
Administration expenses	**(40)**	(35)	**(44)**	(39)
Amortisation of intangible assets	**(35)**	(29)	**(35)**	(29)
Other operating income (expense), net	**(43)**	(29)	**(18)**	(29)
Operating profit	**188**	187	**209**	**183**
Financial income (expense), net	**(71)**	(44)	**(21)**	(4)
Result before taxes	**117**	**143**	**188**	**179**
Income taxes	**(42)**	(52)	**(58)**	(66)
Result after taxes	**75**	**91**	**130**	**113**
Minority interests	**(1)**	0	**(1)**	0
Change in accounting policies	**0**	(2)	**0**	(2)
Net income	**74**	**89**	**129**	**111**
Earnings per share – basic (CHF) [c]	**25.22**	**215.00**	**14.99**	**12.90**
Earnings per share – diluted (CHF) [c]	**25.19**	**215.00**	**14.96**	**12.87**

Consolidated balance sheet

in millions of Swiss Francs	**Actual**		**Pro forma**	
	30 June 2000	31 December 1999	**30 June 2000**	31 December 1999
Current assets	**1'472**	**1'302**	**1'472**	**1'182**
Long-term assets	**2'402**	**2'427**	**2'402**	**2'375**
Total assets	**3'874**	**3'729**	**3'874**	**3'557**
Current liabilities	**947**	**1'102**	**922**	**758**
Non-current liabilities	**249**	**1'894**	**265**	**223**
Minority interests	**2**	**2**	**2**	**2**
Share Capital [d]	*86*	*6*	*86*	*86*
Reserves and retained earnings	*2'590*	*725*	*2'599*	*2'488*
Equity	**2'676**	**731**	**2'685**	**2'574**
Total equity and liabilities	**3'874**	**3'729**	**3'874**	**3'557**

Reference letters indicate corresponding notes to the consolidated financial statements

Interim Condensed Consolidated Financial Statements

Consolidated statement of changes in equity for the six months ended 30 June

in millions of Swiss Francs	**Actual**		**Pro forma**	
	2000	1999	**2000**	1999
Equity at the beginning of the period	**731**	557	**2'574**	557
Net income	**74**	89	**129**	111
Dividends paid	**0**	(50)	**0**	(50)
Re-assignment of assets	**1'763**	0	**0**	1726
Movements on own equity instruments held[e]	**(10)**	0	**(10)**	0
Increase in share capital	**80**	0	**0**	80
Currency translation gains (losses) recognised during the period	**38**	93	**(8)**	72
Equity at the end of the period	**2'676**	**689**	**2'685**	**2'496**

Consolidated statements of cash flows for the six months ended 30 June

in millions of Swiss Francs	**Actual**		**Pro forma**	
	2000	1999	**2000**	1999
Cash flows from operating activities	**190**	121	**186**	49
Cash flows from financing activities	**189**	(59)	**93**	83
Cash provided by operating and financing activities	**379**	62	**279**	132
Cash flows for investing activities	**(89)**	(26)	**(89)**	(26)
Total cash flows, net	**290**	36	**190**	106
Net effect of currency translation on cash	**15**	2	**15**	2
Increase (decrease) in cash	**305**	38	**205**	108
Cash at the begining of the period	**115**	85	**215**	85
Cash at the end of the period	**420**	123	**420**	193

Reference letters indicate corresponding notes to the consolidated financial statements

Notes to Interim Condensed Consolidated Financial Statements

a) Sales

Actual segment sales figures are included in the respective divisional comments. Sales made by Group companies to Roche Group companies are shown as sales to third parties. Delivery prices for these sales are set on an arm's length basis.

b) Marketing, development and distribution expenses

In the six months ended 30 June product development and research activities expenses amounted to CHF 88 million in 1999 and CHF 98 million in 2000.

c) Earnings per share

Earnings per share amounts are shown in both basic and diluted terms. The Group has acquired a small number of its own equity instruments (see Note e below), and the diluted earnings per share figures assume that these shares would be released to meet the planned obligations.

d) Share capital

At 31 December 1999 the Group's ultimate parent company, Givaudan SA was a fully owned subsidiary of the Roche Group. The authorised and called-up share capital was 6'000 bearer shares with a nominal value of CHF 1'000 each. On 4 April 2000 these 6'000 bearer shares were split into 600'000 registered shares with a nominal value of CHF 10 each. On 9 May 2000 Givaudan SA issued a further 8'025'627 registered shares to the Roche Group with a nominal value of CHF 10 each, resulting in a cash inflow of CHF 80 million. As a result issued share capital increased to 8'625'627 registered shares with a nominal value of CHF 10 each.

On 8 June 2000, the holders of Roche bearer shares and non-voting equity securities received one Givaudan registered share as a special dividend for each Roche share or non-voting equity security.

On 8 June 2000, the shares of Givaudan SA were listed on the SMI (Swiss Market Index).

e) Own equity instruments

Subsequent to 8 June 2000 the group reacquired 20'300 of its own shares at a cost of CHF 10 million. The Group is in the process of setting up an executive equity compensation scheme, and has purchased these shares to meet the anticipated obligations.

f) Pro forma adjustments

The most significant pro forma adjustments are as follows:

Administration expenses

The adjustment made between the historical and the pro forma administration expenses covers estimated additional ongoing costs of being a publicly held company, including shareholder relations costs, annual general meeting costs and shareholder communication costs. The adjustment also includes the estimated cost for additional staff required for the performance of specific corporate functions previously performed by the Roche Group. These expenses are reflected at cost as administration expenses and amount to CHF 4 million in each of the six months periods ended 30 June 1999 and 30 June 2000.

Other operating income (expense), net

One time and extraordinary other operating expenses related to the spin-off of CHF 25 million have been excluded in the pro forma statement in the six months period ended 30 June 2000.

Financial income (expense), net

The pro forma adjustment reflects the estimated stamp duty cost of CHF 25 million in 2000, as well as the estimated decrease in interest expenses as a result of the repayment of short-term debt and of balances due to Roche companies. In the six months ended 30 June the interest expenses due to Roche companies were CHF 87 million in 1999 and CHF 25 million in 2000.

Income Taxes

The pro forma adjustment reflects the estimated increase to income taxes from the above adjustments at the statutory rate of the Group entities in which the related items are recorded.

Balance sheet

The pro forma balance sheet adjustments affect cash, balances due to/due from Roche companies, debts and equity and reflect re-assignment of assets by Roche Group.

Earnings per share

The earnings per share figures assume a share capital of 8'625'627 shares (diluted) and 8'605'327 shares (basic) for both years 1999 and 2000.

Corporate information

Annual media conference: 6 March 2001.
Annual investor's conference: 7 March 2001.
Annual general meeting: 18 May 2001.

Contacts

Givaudan SA

5, chemin de la Parfumerie
CH – 1214 Vernier / Geneva
Telephone +41 22 780 91 11
Fax +41 22 780 91 50
www.givaudan.com

Investor & Media Relations

5, chemin de la Parfumerie
CH – 1214 Vernier / Geneva
Telephone +41 22 780 90 93
Fax +41 22 780 90 90
peter_b.wullschleger@givaudan.com